Filed Under Rule 424(b)(3)
Registration No. 333-107232

PROSPECTUS

R.J. Tower Corporation

Exchange Offer for
$258,000,000
12% Senior Notes due 2013

We are offering to exchange:

up to $258,000,000 of our new 12% Senior Notes due 2013, series B for
a like amount of our outstanding 12% Senior Notes due 2013.
Material Terms of Exchange Offer

•	The terms of the notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes.

•	The exchange notes will be guaranteed on a senior unsecured basis by Tower Automotive, Inc. and by all of our current and future subsidiaries that guarantee obligations under our senior credit facility.

•	There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

•	You may withdraw your tender of notes at any time before the expiration of the exchange offer. We will exchange all of the outstanding notes that are validly tendered and not withdrawn.

•	The exchange offer expires at 5:00 p.m., New York City time, on December 18, 2003, unless extended.

•	The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•	The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the Staff of the SEC.

•	We will not receive any proceeds from the exchange offer.

       For a discussion of certain factors that you should consider before participating in this exchange offer, see “Risk Factors” beginning on page 12 of this prospectus.

       Neither the SEC nor any state securities commission has approved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

November 20, 2003

      We have not authorized anyone to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on any unauthorized information or representations.

      Tower Automotive, Inc. is a Delaware corporation. Our principal executive offices are located at 5211 Cascade Road SE, Suite 300, Grand Rapids, Michigan 49546 and our telephone number at that address is (616) 802-1600. Our website is located at www.towerautomotive.com. The information on our website is not part of this prospectus.

      In this prospectus, unless the context requires otherwise, “Tower Automotive,” “Tower,” “company,” “we,” “us” and “our” refer to Tower Automotive, Inc. and its subsidiaries; “Parent” refers to Tower Automotive, Inc., exclusive of its subsidiaries; and “Issuer” or “R.J. Tower” refers to R.J. Tower Corporation, a direct, wholly owned subsidiary of Parent.

      The financial information set forth in “Summary — Summary Historical Consolidated Financial Data” and “Selected Historical Financial Data” has been prepared on a consolidated basis for Tower Automotive, Inc. However, such financial information would be identical to that of R.J. Tower, except with respect to financial information in connection with the Parent’s 5.0% convertible subordinated notes due August 2004 and its mandatorily redeemable trust convertible preferred securities.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are subject to risks and uncertainties. You should not place undue reliance on those statements because they only speak as of the date of this prospectus. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or

i

results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include:

•	the degree to which we are leveraged and our ability to generate sufficient cash flow from operations to meet our future liquidity needs;

•	our reliance on major customers and selected vehicle platforms;

•	the cyclicality and seasonality of the automotive market;

•	the failure to realize the benefits of recent acquisitions and joint ventures;

•	our ability to obtain new business on new and redesigned models;

•	our ability to achieve the anticipated volume of production from new and planned supply programs;

•	general economic or business conditions affecting the automotive industry (which is dependent on consumer spending), either nationally or regionally, being less favorable than expected;

•	our failure to develop or successfully introduce new products;

•	increased competition in the automotive components supply market;

•	unforeseen problems associated with international sales, including gains and losses from foreign currency exchange;

•	implementation of or changes in the laws, regulations or policies governing the automotive industry that could negatively affect the automotive components supply industry;

•	changes in general economic conditions in the United States and Europe; and

•	various other factors beyond our control.

      All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligation or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events. You should also read carefully the factors described in the “Risk Factors” section of this prospectus.

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SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before deciding to participate in the exchange offer. We urge you to read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and the consolidated financial statements and the notes to those statements.

Background

      We are a global leader in the design and manufacture of a broad range of structural metal components, assemblies and modules. As a leading automotive supplier, we provide technical design, engineering and program management capabilities covering a range of products that encompass the entire body structure of a vehicle. For the year ended December 31, 2002, our revenues and Adjusted EBITDA (as defined in footnote 2 in “— Summary historical consolidated financial data”) were approximately $2.8 billion and $263.5 million, respectively.

     Competitive strengths

      We believe our position as the largest independent global supplier of automotive structural components and assemblies (based on net revenues) is primarily due to the following competitive strengths:

      • Design, engineering and program management capabilities;

      • Global presence;

      • Proven customer relationships; and

      • Significant backlog.

     Our business strategy

      Having achieved significant growth through the completion of acquisitions which expanded our geographic base and the scope of our product offerings, our current strategy is to grow organically while improving our credit profile to investment grade levels through the following:

•	Continue to apply a disciplined approach to evaluating new programs;

•	Diversify our sources of revenue, both geographically and by customer; and

•	Increase our cost competitiveness.

     Industry trends

      In addition to the opportunities in the global automotive industry discussed above, favorable industry trends include:

      • Continuation of trend to larger, more capable suppliers;

      • OEM and platform consolidation; and

      • System/Modular sourcing.

Recent developments

      On July 29, 2003 we announced the retirement of Dugald K. Campbell, our President and Chief Executive Officer. He has been succeeded by Kathleen Ligocki, who most recently served as Vice President of Ford Motor Company’s Customer Service Division. On August 13, 2003, Ernest T. Thomas resigned as our Chief Financial Officer and Treasurer. We are currently searching for a successor to Mr. Thomas.

      On October 21, 2003, we announced a series of organizational changes in our North American operations, including consolidating our North American technical centers, making changes to the North American leadership team and moving our corporate headquarters from Grand Rapids to Novi, Michigan. The objective of this consolidation is to streamline both our customer service interface and our manufacturing and technical operations. The consolidation of our technical centers and headquarters is expected to occur over the next twelve months, with cash expenses of approximately $2 million to $4 million.

SUMMARY OF THE EXCHANGE OFFER

The Initial Offering of Outstanding Notes	We sold the outstanding notes on June 13, 2003 to J.P. Morgan Securities Inc., Banc of America Securities LLC, ABN AMRO Incorporated, Comerica Securities, Scotia Capital (USA) Inc. and BNP Paribas Securities Corp. We collectively refer to those parties in this prospectus as the “initial purchasers.” The initial purchasers subsequently resold the outstanding notes: (i) to qualified institutional buyers pursuant to Rule 144A; or (ii) outside the United States in compliance with Regulation S, each as promulgated under the Securities Act of 1933, as amended.

Registration Rights Agreement	Simultaneously with the initial sale of the outstanding notes, we entered into a registration rights agreement for the exchange offer. In the registration rights agreement, we agreed, among other things, to use our reasonable best efforts to file a registration statement with the SEC and to complete this exchange offer within 195 days of issuing the outstanding notes. The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

The Exchange Offer	We are offering to exchange the exchange notes, which have been registered under the Securities Act, for your outstanding notes, which were issued on June 13, 2003 in the initial offering. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue exchange notes promptly after the expiration of the exchange offer.

Resales	We believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

• the exchange notes are being acquired in the ordinary course of your business;

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

• you are not an affiliate of ours.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from these requirements you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes that were acquired by that broker-dealer as a result of market-marking or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.

Record Date	We mailed this prospectus and the related exchange offer documents to registered holders of outstanding notes on November 20, 2003.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, December 13, 2003, unless we decide to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC.

Procedures for Tendering Outstanding Notes	If you wish to tender your notes for exchange in this exchange offer, you must transmit to the exchange agent on or before the expiration date either:

• an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your outstanding notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or

• If the notes you own are held of record by The Depository Trust Company, or “DTC,” in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC, or “ATOP,” in which you acknowledge and agree to be bound by the terms of this prospectus and the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your notes and update your account to reflect the issuance of the exchange notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the notes exchange agent.

In addition, you must deliver to the exchange agent on or before the expiration date:

• a timely confirmation of book-entry transfer of your outstanding notes into the account of the notes exchange agent at DTC if you are effecting delivery of book-entry transfer, or

• if necessary, the documents required for compliance with the guaranteed delivery procedures.

Special Procedures for Beneficial Owners	If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or outstanding notes in the exchange offer, you should contact the person in whose name your book-entry interests or outstanding notes are registered promptly and instruct that person to tender on your behalf.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York City time on December 18, 2003.

Federal Income Tax Considerations	The exchange of outstanding notes will not be a taxable event for United States federal income tax purposes.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

Exchange Agent	BNY Midwest Trust Company is serving as the exchange agent in connection with the exchange offer.

SUMMARY OF TERMS OF THE EXCHANGE NOTES

      The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the outstanding notes. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indenture. Unless the context otherwise requires, we use the term notes in this prospectus to collectively refer to the outstanding notes and the exchange notes.

Issuer	R. J. Tower Corporation

Securities	$258.0 million aggregate principal amount of 12% Senior Notes due 2013, Series B.

Maturity	June 1, 2013.

Interest payment dates	June 1 and December 1, commencing December 1, 2003.

Optional redemption	The exchange notes will be redeemable at R.J. Tower’s option, in whole or in part, at any time on or after June 1, 2008, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption. At any time prior to June 1, 2006, R.J. Tower may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of our common stock at a redemption price of 112% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption.

Change of Control	If R.J. Tower experiences a change of control, R.J. Tower may be required to offer to purchase the exchange notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any. R.J. Tower might not be able to pay you the required price of the exchange notes you present us at the time of a change of control because our senior credit facility or other indebtedness may prohibit payment or we might not have enough funds at that time.

Guarantees	The exchange notes will be guaranteed on a senior unsecured basis by Tower Automotive, Inc. and by our current and future subsidiaries that guarantee obligations under our senior credit facility. The guarantees will be unsecured senior indebtedness of our guarantors and will have the same ranking with respect to indebtedness of our guarantors as the exchange notes will have with respect to our indebtedness.

For the year ended December 31, 2002, non-guarantor subsidiaries represented approximately 30% of our net sales, approximately 85% of our operating income, approximately 49% of our Adjusted EBITDA and approximately 81% of cash flows from operating activities. We derive a significant amount of our cash flows from operations from non-guarantor subsidiaries primarily as a result of variances in working capital, a more profitable product mix at non-guarantor subsidiaries and cash flows associated with restructuring and pension payments at guarantor subsidiaries.

Ranking	The exchange notes will:

• be R.J. Tower’s unsecured obligations;

• rank equally in right of payment with all of R.J. Tower’s existing and future unsecured unsubordinated indebtedness;

• be effectively junior to R.J. Tower’s secured debt to the extent of the value of the assets securing such debt, and to liabilities and preferred stock of each of R.J. Tower’s current and future subsidiaries that do not guarantee the notes; and

• be senior in right of payment to any future subordinated indebtedness.

As of September 30, 2003:

• R.J. Tower had $1,334.5 million of total indebtedness outstanding, of which $450.0 million was secured indebtedness (if R.J. Tower elects to access the revolving credit facility to repay the 5.0% convertible subordinated notes rather than seek an alternative financing option or use cash on hand, then we would have up to $650.0 million of secured indebtedness), $174.8 million ranked equally with the notes and $200.0 million was subordinated to the notes; and

• R.J. Tower’s non-guarantor subsidiaries had $523.5 million of total liabilities (including trade payables), all of which is structurally senior to the notes.

Covenants	The indenture under which the outstanding notes were issued will govern the exchange notes. The indenture, among other things, limits R.J. Tower’s ability and the ability of our restricted subsidiaries to:

• incur additional debt and guarantees;

• issue redeemable stock;

• repurchase capital stock;

• make other restricted payments including, without limitation, investments;

• create liens;

• redeem debt that is junior in right of payment to the notes;

• sell or otherwise dispose of assets, including capital stock of subsidiaries;

• enter into agreements that restrict dividends from subsidiaries;

• enter into mergers or consolidations;

• enter into transactions with affiliates;

• enter new lines of business; and

• enter into sale/leaseback transactions.

These covenants are subject to a number of important exceptions and qualifications. For more details, see “Description of Notes.”

Mandatory offers to purchase	In connection with certain asset dispositions, R.J. Tower may be required to use the proceeds from those asset dispositions to make an offer to purchase the notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within 360 days to repay senior indebtedness or to invest in assets related to R.J. Tower’s business.

Risk factors

      You should refer to the section entitled “Risk Factors” for an explanation of certain risks of participating in the exchange offer.

Additional information

      The issuer, R.J. Tower Corporation, was incorporated under the laws of the State of Michigan in August 1955. Our principal executive offices are located at 5211 Cascade Road SE, Suite 300, Grand Rapids, Michigan 49546, and our telephone number is (616) 802-1600.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following table sets forth our summary historical consolidated financial data for the periods ended and at the dates indicated below. We have derived the audited historical consolidated financial data as of and for the fiscal years 2002, 2001 and 2000 from our audited financial statements included elsewhere in, and incorporated by reference into, this prospectus. Our consolidated financial statements as of and for fiscal 2002 have been audited by Deloitte & Touche LLP, and our consolidated financial statements as of and for fiscal 2001 and 2000 have been audited by Arthur Andersen LLP. For more information, see “Experts.” We have derived the unaudited historical consolidated financial data as of September 30, 2003 and for the nine month periods ended September 30, 2003 and September 30, 2002 from our unaudited consolidated financial statements included elsewhere in, and incorporated by reference into, this prospectus. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of our financial position, results of operations and cash flows. The results of operations for the nine month period ended September 30, 2003 are not necessarily indicative of the operating results to be expected for the full fiscal year.

      The following summary consolidated financial information should be read in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Tower Automotive and the related notes thereto.

					Nine Months
					Ended
	Year Ended December 31,				September 30,

	2000		2001	2002	2002	2003

	(In thousands)
Income Statement Data:
Revenues	$2,531,953		$2,467,433	$2,754,464	$2,072,820	$2,098,770
Cost of sales	2,160,359		2,190,248	2,455,577	1,844,743	1,909,952
Selling, general and administrative expense	141,984		139,203	143,822	105,709	115,581
Amortization expense	21,517		24,804	4,161	—	—
Restructuring and asset impairment charge, net	141,326		383,739	61,125	75,407	147,621
Operating income (loss)	66,767		(270,561)	89,779	46,961	(74,384)
Interest expense, net	64,711		73,765	66,909	52,573	62,120
Provision (benefit) for income taxes	626		(73,312)	7,636	(1,635)	(46,412)
Cumulative effect of change in accounting principle, net of tax(1)	—		—	(112,786)	(112,786)	—
Net income (loss)	13,434		(267,524)	(97,606)	(114,867)	(91,641)
Other Financial Data:
Capital expenditures, net	$93,588		$193,955	$158,964	$108,364	$180,126
Depreciation and amortization	144,805		159,893	140,859	102,208	119,639
Adjusted EBITDA(2)	327,302		225,861	263,509	198,272	178,948
Cash provided by (used in):
Operating activities	92,648		513,815	130,952	19,105	140,142
Investing activities	(266,782)		(199,373)	(145,449)	(93,939)	(176,620)
Financing activities	173,890		(296,048)	6,429	78,991	158,036
Ratio of earnings to fixed charges(3)	—	(4)	— (5)	— (6)	— (7)	— (8)

At September 30, 2003

Balance Sheet Data:
Cash and cash equivalents	$135,257
Working capital	(387,923)
Total assets(9)	2,852,904
Long-term debt(9),(10),(11)	1,334,490
Stockholders’ investment	428,439

(1)	We adopted SFAS No. 142 relating to the accounting of goodwill and other intangible assets as of January 1, 2002. Utilizing a combination of valuation techniques including the discounted cash flow approach and the market multiple approach, we recorded a transitional impairment loss of $112,786 in the first quarter of 2002.

(2)	“EBITDA” is net income plus interest, taxes, depreciation and amortization. “Adjusted EBITDA” is defined as EBITDA further adjusted to exclude non-cash restructuring and asset impairment charges, net, restructuring and asset impairment income and cumulative effect of a change in accounting principle, net of tax. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by generally accepted accounting principles, and our calculations thereof may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included in this prospectus because they are a basis upon which we assess our liquidity position and because certain covenants in our borrowing arrangements are tied to similar measures. We also believe that it is widely accepted that EBITDA and Adjusted EBITDA provide useful information regarding a company’s ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA and our Adjusted EBITDA. EBITDA and Adjusted EBITDA do not take into account our working capital requirements, debt service requirements and other commitments and, accordingly, are not necessarily indicative of amounts that may be available for discretionary use.

EBITDA and Adjusted EBITDA include equity in earnings of our joint ventures, a significant portion of which is derived from our Metalsa joint venture. As a result of restrictions contained in Metalsa’s credit agreement, there are limitations on cash dividends that may be paid to us.

Under our senior credit facility, non-wholly owned subsidiaries are restricted from paying dividends to us. For the year ended December 31, 2002, Adjusted EBITDA includes approximately $8,100 from our subsidiary that is subject to this limitation. In addition, our foreign subsidiaries also are subject to credit agreements that restrict payments to us.

The following table reconciles Adjusted EBITDA with EBITDA, net income and cash flow from operations for the periods indicated:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Adjusted EBITDA	$327,302	$225,861	$263,509	$198,272	$178,948
Add (subtract):
Non-cash restructuring and asset impairment charges (income), net	(103,726)	(333,039)	(45,325)	(47,207)	(135,242)
Restructuring and asset impairment income	—	—	12,400	—	—
Cumulative effect of change in accounting principle, net(1)	—	—	(112,786)	(112,786)	—

EBITDA	223,576	(107,178)	117,798	38,279	43,706

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Add (subtract):
Benefit (provision) for income taxes	(626)	73,312	(7,636)	1,635	46,412
Interest expense, net	(64,711)	(73,765)	(66,909)	(52,573)	(62,120)
Depreciation and amortization expense	(144,805)	(159,893)	(140,859)	(102,208)	(119,639)
Net income (loss)	13,434	(267,524)	(97,606)	(114,867)	(91,641)
Add (subtract):
Depreciation and amortization expense	144,805	159,893	140,859	102,208	119,639
Cumulative effect of change in accounting principle, net of tax	—	—	112,786	112,786	—
Restructuring and asset impairment charge (income), net	141,326	383,739	61,125	75,407	145,724
Deferred income tax expense (benefit)	(25,366)	(80,758)	2,107	(12,661)	(50,259)
Gain on sale of plant	—	—	(3,839)	(3,839)	—
Customer recovery related to program cancellation	—	—	—	—	15,600
Equity in earnings of joint ventures, net of tax	(22,480)	(17,250)	(16,822)	(12,723)	(8,181)
Changes in working capital and other operating items	(159,071)	335,715	(67,658)	(127,206)	9,260

Net cash provided by operating activities	$92,648	$513,815	$130,952	$19,105	$140,142

      Cash restructuring and asset impairment charges for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003 were $37.6 million, $50.7 million, $15.8 million, $28.2 million and $12.4 million, respectively.

(3)	Calculated by dividing earnings by total fixed charges. Earnings consist of net income plus income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, amortization of debt expense and a portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case.

(4)	Due to the restructuring and asset impairment charge of $141.3 million, earnings were inadequate to cover fixed charges by $23.3 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 2.1x for the year ended December 31, 2000.

(5)	Due to the restructuring and asset impairment charge of $383.7 million, earnings were inadequate to cover fixed charges by $376.4 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.1x for the year ended December 31, 2001.

(6)	Due to the restructuring and asset impairment charge of $61.1 million, earnings were inadequate to cover fixed charges by $1.6 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.5x for the year ended December 31, 2002.

(7)	Due to the restructuring and asset impairment charge of $75.4 million, earnings were inadequate to cover fixed charges by $11.7 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.9x for the nine months ended September 30, 2002.

(8)	Due to the restructuring and asset impairment charge of $147.6 million, earnings were inadequate to cover fixed charges by $145.7 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.0x for the nine months ended September 30, 2003.

(9)	At September 30, 2003, Seojin, an “Unrestricted Subsidiary” under the indenture governing the notes, had total assets and total debt of approximately $208.8 million and $109.1 million,

respectively. For the year ended December 31, 2002, Seojin contributed approximately $6.1 million and $35.8 million to our EBITDA and Adjusted EBITDA, respectively.

(10)	In June 1998, 6 3/4% Trust Convertible Preferred Securities were issued by the Tower Automotive Capital Trust, or “Trust,” a statutory business trust created at Tower Automotive Inc.’s direction. Tower Automotive, Inc. owns all of the outstanding common securities issued by the Trust. The sole assets of the Trust are approximately $266.8 million in principal amount of Tower Automotive, Inc.’s 6 3/4% Convertible Subordinated Debentures due June 30, 2018, such amount being the sum of the stated liquidation preference of the 6 3/4% Trust Convertible Preferred Securities and the capital contributed by Tower Automotive, Inc. in exchange for the common securities of the Trust. In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 addresses consolidation by business enterprises of certain variable interest entities. FIN 46 is effective for variable interests created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities in which we hold a variable interest that we acquired before February 1, 2003, the interpretation applies on July 1, 2003. We have determined that, under FIN 46, the trust which issued the mandatorily redeemable convertible preferred securities will no longer be consolidated by us. As a result, we have modified our presentation of the securities by recording an amount due to the trust of $258.8 million as debt, and recording interest expense on the related obligation (previously recorded as minority interest, net of tax).

(11)	Does not include amounts outstanding under our securitization facility. Such amounts outstanding generally range between $15.0 million and $30.0 million.

RISK FACTORS

      You should carefully read and consider the risk factors set forth below, in addition to the other information contained in this prospectus, when deciding whether to participate in the exchange offer. You should be prepared to accept the occurrence of any and all of the risks associated with the notes, including a loss of all of your investment.

Risks Associated with the Exchange Offer

Because there is no public market for the notes, you may not be able to resell your notes.

      The exchange notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their exchange notes; or

•	the price at which the holders would be able to sell their exchange notes.

If a trading market were to develop, the exchange notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debentures and our financial performance.

      We understand that the initial purchasers presently intend to make a market in the notes. However, they are not obligated to do so, and any market-making activity with respect to the notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. There can be no assurance that an active trading market will exist for the notes or that any trading market that does develop will be liquid.

      In addition, any outstanding note holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For a description of these requirements, see “Exchange Offer.”

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your notes will continue to be subject to existing transfer restrictions and you may not be able to sell your outstanding notes.

      We will not accept your notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If we do not receive your notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of notes, we will not accept your notes for exchange. For more information, see “Exchange Offer.”

If you do not exchange your outstanding notes, your outstanding notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your outstanding notes.

      We did not register the outstanding notes, nor do we intend to do so following the exchange offer. Outstanding notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your outstanding notes, you will lose your right to have your outstanding notes registered under the federal securities laws. As a result, if you hold outstanding notes after the exchange offer, you may not be able to sell your outstanding notes.

Risks Relating to Tower Automotive and the Automotive Supply Industry

We are dependent on Ford and DaimlerChrysler as our largest customers and on selected vehicle programs.

      We are dependent on Ford and DaimlerChrysler as our largest customers. Our revenues from Ford and DaimlerChrysler represented approximately 38% and 22%, respectively, of our revenues in 2002. The contracts we typically enter into with our customers, including Ford, DaimlerChrysler and GM, provide for supplying the customer’s requirements for a particular model, rather than for manufacturing a specific quantity of components. These contracts range from one year to the life of the platform or model, usually three to ten years, and do not require the purchase by the customer of any minimum number of components. Therefore, the loss of any one of these customers, significant reduction in demand for vehicles manufactured by Ford or DaimlerChrysler for which we produce components and assemblies, for certain other key vehicle models or a group of related vehicle models sold by any of our other major customers or unsuccessful product launches for which we produce components or assemblies, would have a material adverse effect on our existing and future revenues and net income.

We may not realize all of the revenue or achieve margin improvements expected from new program awards.

      The realization of additional revenues from new program awards is inherently subject to a number of important risks and uncertainties, including the number of vehicles that our customers will actually produce as well as the timing of such production. In addition, our customers generally have the right to discontinue a program or replace us with another supplier at any time for a variety of reasons. As a result, all of the expected $900 million in annual net new program revenue, resulting from business awarded to us in 2002, and anticipated to be fully realized by 2006, may not actually result in firm orders from customers. We also incur costs and make capital expenditures for new program awards based upon certain estimates of production volumes for certain vehicles. While we attempt to establish the price of our products for variances in production volumes, we are unable to pass through unanticipated cost increases to our customers. In addition, the continuation of a significant number of new launches for which we do not have an operating history taken together with the roll-off of a number of established platforms that do have an established operating history, may result in a degree of uncertainty with respect to our ability to achieve our targeted levels of profitability. If the actual production of certain vehicle models is significantly less than planned, our revenues and net income will be adversely affected. In addition, our gross margins and profitability will be adversely affected in the event that we experience higher than anticipated costs when launching production for a new program award. We cannot predict our customers’ demands for the products we supply either in the aggregate or for particular reporting periods.

Gross margin and profitability will be adversely affected by the inability to reduce costs or increase prices.

      There is substantial continuing pressure from the major OEMs to reduce costs, including the cost of products purchased from outside suppliers. In addition, our business is very capital intensive, requiring us to maintain a large fixed cost base. Therefore, our profitability is dependent, in part, on our ability to spread fixed production costs over increasing product sales. If we are unable to generate sufficient production cost savings in the future to offset price reductions and any reduction in consumer demand for automobiles resulting in decreased sales, our gross margin and profitability would be adversely affected. In addition, our customers often times require engineering, design or production changes. In some circumstances, we may not be able to achieve price increases sufficient in amounts to cover the costs of these changes.

      We are committed under certain existing agreements all of which were assumed in connection with prior acquisitions, to supply product to our customers at selling prices that are not sufficient to cover the direct costs to produce those parts. We refer to these arrangements as “loss contracts.” We are obligated to supply these products for the life of the related vehicles, which is typically three to ten years. Accordingly, we recognize liabilities at the time these losses are probable and reasonably estimable at an amount equal to the minimum amount necessary to fulfill our obligations to our customers. The reserves established in connection with these recognized losses are reversed as the product is shipped to the customers. In the event price concessions are granted as a result of continued pressure from OEMs, we may be required to record a particular OEM program as a “loss contract,” which would adversely affect our net income and profitability.

Cyclicality and seasonality in the automotive market could adversely affect our revenues and net income.

      The automotive market is highly cyclical and depends on general economic conditions and other factors, including consumer spending, preferences and the attractiveness of incentives offered by OEMs, if any. Many OEMs have forecasted production and sales declines for 2003. In addition, automotive production and sales can be affected by labor relations issues, regulatory requirements, trade agreements and other factors. Economic factors adversely affecting automotive production and consumer spending could adversely impact our revenues and net income. In addition, because we have significant fixed production costs, relatively modest declines in our customers’ production levels can have a significant adverse impact on our profitability. Our gross margin has declined from 14.7% in 2000 to 11.2% in 2001 to 10.9% in 2002.

      Our business is somewhat seasonal. We typically experience decreased revenue and operating income during the third calendar quarter of each year due to the impact of scheduled OEM plant shutdowns in July and August for vacations and new model changeovers.

We are subject to certain risks associated with our foreign operations that could harm our revenues and profitability.

      We have significant international operations, specifically in Europe, Asia and South America. Certain risks are inherent in international operations, including:

•	difficulty in enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers may have longer payment cycles than customers in the United States;

•	tax rates in certain foreign countries may exceed those in the United States, and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	general economic and political conditions in countries where we operate may have an adverse effect on our operations in those countries;

•	we may find it difficult to manage a large organization spread throughout various countries;

•	we may find it difficult to comply with foreign laws and regulations; and

•	unsettled political conditions and possible terrorist attacks against American interests may have an adverse effect on our foreign operations.

      As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. The occurrence of any of the foregoing risks could have a significant effect on our international operations and, as a result, our revenues and profitability.

Currency exchange rate fluctuations could have an adverse effect on our revenues and financial results.

      We generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than U.S. dollars. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our revenues and financial results. During times of a strengthening U.S. dollar, our reported sales and earnings from our international operations will be reduced because the applicable local currency will be translated into fewer U.S. dollars.

Our business may be disrupted significantly by work stoppages and other labor matters.

      Many OEMs and their suppliers have unionized work forces. Work stoppages or slow-downs experienced by OEMs or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes by The International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”) led to the shutdown of most of GM’s North American assembly plants in June and July of 1998. We estimate that this work stoppage at GM’s facilities had an unfavorable impact of approximately $24.7 million on our 1998 revenues. In the event that one or more of our customers experiences a material work stoppage, such a work stoppage could have a material adverse effect on our business.

      In addition, approximately 4,600 of our colleagues are unionized (representing approximately 38% of our colleagues as of September 30, 2003). We may encounter strikes, further unionization efforts or other types of conflicts with labor unions or our colleagues, any of which could have an adverse effect on our ability to produce our structural components and assemblies or may limit our flexibility in dealing with our workforce. Certain of our collective bargaining agreements will expire within the year and are currently being negotiated. We may be unable to negotiate new collective bargaining agreements without labor interruptions or on advantageous terms.

Our operating results may be adversely affected by the impact of environmental and safety regulations to which we are subject.

      We are required to comply with foreign, federal, state, and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into soil, air or water; and the health and safety of our colleagues. We are also required to obtain and comply with environmental permits for certain operations. We cannot assure you that we are at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with the requirements, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could be material. In addition, these requirements may become more stringent over time and we cannot assure you that we will not incur material environmental costs or liabilities in the future.

      We are also subject to laws imposing liability for the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our past or present facilities and at third party sites to which these facilities sent waste containing hazardous substances. The amount of such liability could be material.

Our inability to compete effectively in the highly competitive automotive supply industry could result in the loss of customers, which could have an adverse effect on our revenues and operating results.

      The automotive component supply industry is highly competitive. Some of our competitors are companies, or divisions or subsidiaries of companies, that are larger and have greater financial and other resources than we do. In addition, with respect to certain of our products, we compete with divisions of our OEM customers. Our products may not be able to compete successfully with the products of these other companies, which could result in the loss of customers and, as a result, decreased revenues and profitability.

      We principally compete for new business both at the beginning of the development of new models and upon the redesign of existing models by our major customers. New model development generally begins two to five years prior to the marketing of such models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect our business and financial results. In addition, as a result of the relatively long lead times required for many of our complex structural components, it may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing products. We may incur significant expense in preparing to meet anticipated customer requirements which may not be recovered.

Increasing raw materials costs may adversely affect our profitability.

      The primary raw material used to produce the majority of our products is steel. A substantial portion of the steel we use for our domestic-based vehicle programs is purchased from our OEM customers at pre-arranged prices that we are able to pass through to such customers. In connection with our international-based vehicle programs, we purchase steel directly at fluctuating market prices, and, in some cases, we may be unable to pass through any price increases to our customers. Other raw materials that we purchase include dies, fasteners, tubing, springs, rivets and rubber products. It is also generally difficult to pass increased prices for these raw materials to our customers in the form of price increases. Therefore, a significant increase in the costs of these items, as well as for steel we purchase in the open market, could materially increase our operating costs and have a material adverse effect on our profit margins.

We may incur material losses as a result of product liability and warranty and recall claims that may be brought against us.

      Many of our products are critical to the structural integrity of a vehicle. We face an inherent business risk of exposure to product liability claims in the event that the failure of our products to perform to specifications results, or is alleged to result, in property damage, bodily injury and/or death. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend these claims. In addition, if any Tower-designed products are or are alleged to be defective, we may be required to participate in a recall involving those products. Each OEM has its own policy regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more vehicle assembly functions, OEMs are increasingly looking to their suppliers for contribution when faced with product recalls and product liability or warranty claims. We cannot assure you that the future costs associated with providing product warranties will not be material. A successful product liability claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall may have a material adverse effect on our results of operations and financial condition.

Our former independent public accountant, Arthur Andersen LLP, has ceased operations, and you may be unable to exercise effective remedies against it in any legal action.

      Our former independent public accountant, Arthur Andersen LLP, provided us with auditing services for prior fiscal periods through December 31, 2001, including issuing an audit report with respect to our audited consolidated financial statements as of and for fiscal 2001 and 2000 included elsewhere in, and incorporated by reference into, this offering memorandum. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the federal government’s investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC.

      Arthur Andersen LLP has not reissued its audit report with respect to the audited consolidated financial statements included in this prospectus covered by such report. Furthermore, Arthur Andersen LLP has not consented to the inclusion or incorporation by reference of its audit report in the registration statement of which this prospectus forms a part or in any other filings we may make with the SEC following the exchange offer. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to our audited consolidated financial statements that are included elsewhere in this prospectus, the registration statement of which this prospectus forms a part or any other filing we may make with the SEC, including any claim under Sections 11 and 12 of the Securities Act. In addition, even if you were able to assert such a claim, as a result of its conviction and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors or by us that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements. In addition, in connection with any future capital markets transaction in which we are required to include financial statements that were audited by Arthur Andersen LLP, as a result of the foregoing investors may elect not to participate in any such offering or, in the alternate, may require us to obtain a new audit with respect to previously audited financial statements. Consequently, our financing costs may increase or we may miss attractive capital market opportunities.

Risks Related To The Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

      We are a highly leveraged company. As of September 30 2003, R.J. Tower had $1,334.5 million of outstanding indebtedness, including approximately $240.0 million of indebtedness under our senior credit facility, $174.8 million of 9.25% senior notes and $250.9 million of outstanding notes (net of discount of $7.1 million). This level of indebtedness could have important consequences to you, including the following:

•	it will limit R.J. Tower’s ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements;

•	our interest expense could increase if interest rates in general increase because a substantial portion of our indebtedness bears interest at floating rates;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

•	we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to a downturn in our business or the economy;

•	the debt service requirements of our indebtedness could make it more difficult for us to make payments on the notes;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness, including indebtedness we may incur in the future, and will not be available for other purposes; and

•	there would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still incur significantly more debt. This could further exacerbate the risks described above.

      The terms of the indentures governing R.J. Tower’s outstanding notes and its senior credit facility permit us to incur significant additional indebtedness in the future. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. As of September 30, 2003, we had: (i) approximately $53.0 million available for additional borrowings under R.J. Tower’s revolving credit facility after giving effect to $107.9 million of outstanding letters of credit, all of which was available to us given our financial performance relative to the covenants in such facility; and (ii) $135.3 million of cash on hand. Approximately $200 million of borrowing availability under the revolving credit facility is blocked pending redemption of Tower’s 5.0% convertible subordinated notes. In the event alternative financing is obtained to refinance the convertible subordinated notes, the blocked commitment under the revolving credit facility will become a permanent commitment reduction. The amendment to our senior credit facility provides for senior perfected liens and security interests in certain of our assets up to a specified threshold of our consolidated total assets at March 31, 2003 to secure term loans and the $44.0 million of permanent letters of credit under the senior credit facility. Some of the security provided includes equity interests and evidences of indebtedness of our domestic subsidiaries and interests in certain of our principal manufacturing facilities. If we do not obtain alternative financing to refinance the convertible subordinated notes, R.J. Tower may elect (but not before October 31, 2003) to access the blocked commitment under the revolving credit facility to refinance the convertible subordinated notes. If R.J. Tower accesses such blocked commitment to refinance the convertible subordinated notes, then it will grant liens and security interests in unencumbered accounts receivable, inventory and general intangibles to secure the loans under the revolving credit facility other than the permanent letters of credit. The secured indebtedness under the senior credit facility effectively ranks senior in right of payment to the notes and the guarantees thereof to the extent of the value of the assets securing such debt in the event of any insolvency, liquidation, reorganization, dissolution or other winding-up of us. See “Description of Certain Indebtedness.”

To service our indebtedness, including the notes, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

      Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash from our operations in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

      Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our senior credit facility will provide sufficient liquidity and capital resources to fund working capital, debt service obligations and capital expenditures for the foreseeable future. The assumptions underlying this belief include, among other things, that there will no material adverse developments in either our business or the automotive market in general. There can be no assurances, however, that those assumed events will occur. For example, the general slowdown in the U.S. economy that has resulted in lower automotive and light truck production has had a negative impact on our operations. A general slowdown in any of the major automotive markets we serve may have a similar effect on our operations.

      We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance or restructure all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facility and the notes, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms, or at all.

Holders’ right to receive payments on the notes is effectively subordinated to the rights of R.J. Tower’s existing and future secured creditors. Further, the guarantees of the notes will be effectively subordinated to the guarantors’ secured indebtedness.

      Holders of R.J. Tower’s secured indebtedness and the secured indebtedness of the guarantors will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. Notably, under the amendment to our senior credit facility, term loan borrowings and the permanent portion of our letters of credit are secured by liens on, among other things, substantially all of our “principal property” (as defined in the indenture governing R.J. Tower’s 9.25% senior notes due 2010), equity interests and evidences of indebtedness of our domestic subsidiaries and all of the capital stock of R.J. Tower. If we are unable to obtain alternative financing and elect to use our revolving credit facility to redeem our 5.0% convertible subordinated notes (which may not occur prior to October 31, 2003), we will also grant liens on, among other things, accounts receivable, inventory, general intangibles and our investment in our special purpose securitization subsidiary to secure loans under the revolving credit facility other than permanent letters of credit. For more information on these security arrangements, please see “Description of certain indebtedness — Third Amendment to Senior Credit Facility.” The notes and the guarantees would be effectively subordinated to all such secured indebtedness to the extent of the value of its collateral. In the event of any distribution or payment of the Issuer’s or any guarantor’s assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness would have a prior claim to the assets that constitute their collateral. Holders of the notes will participate ratably with all holders of R.J. Tower’s unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of R.J. Tower’s other general creditors, based upon the respective amounts owed to each holder or creditor, in its remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

      As of September 30, 2003, the aggregate amount of R.J. Tower’s secured indebtedness was approximately $450.0 million (if we elect to access the revolving credit facility to refinance the 5.0% convertible subordinated notes rather than seek an alternative financing option or use cash on hand, then we would have had up to $650.0 million of secured indebtedness), approximately $53.0 million would have been available for additional borrowing under our revolving credit facility, after giving effect to $107.9 million of outstanding letters of credit, all of which would have been available given our financial performance relative to the covenants in such facility. Such availability may be borrowed by foreign subsidiaries that have not guaranteed, and will not be required to guarantee, the notes. Approximately $200 million of borrowing availability under the revolving credit facility is blocked pending redemption of Tower’s 5.0% convertible subordinated notes. The Issuer and the subsidiary guarantors are permitted to borrow significant additional indebtedness, including secured indebtedness, in the future under the terms of the indentures governing our outstanding notes and our senior credit facility. See “Description of Certain Indebtedness,” and “Description of Notes — Certain covenants.”

R.J. Tower is a holding company with no independent operations. R.J. Tower’s ability to repay debt depends upon the performance of its subsidiaries and their ability to make distributions to the Issuer.

      All of R.J. Tower’s operations are conducted by its subsidiaries and, therefore R.J. Tower’s cash flow and our ability to service indebtedness, including the ability to pay the interest on and principal of the notes when due, will be dependent upon cash dividends and distributions or other transfers from its subsidiaries. Any payment of dividends, distributions, loans or advances to the Issuer by our subsidiaries could be subject to restrictions on dividends or repatriation of earnings under applicable local law and monetary transfer restrictions in the jurisdictions in which its subsidiaries operate. In addition, payments to Issuer by its subsidiaries will be contingent upon those subsidiaries’ earnings.

      R.J. Tower’s subsidiaries are separate and distinct legal entities and, except for the subsidiary guarantees, they will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment.

The notes will be structurally subordinate to all indebtedness of our subsidiaries that are not guarantors of the notes.

      You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes, and indebtedness and other liabilities, whether secured or unsecured, of those subsidiaries will effectively be senior to your claims against those subsidiaries. For the year ended December 31, 2002, non-guarantor subsidiaries represented approximately 30% of our net sales, approximately 85% of our operating income, approximately 49% of our Adjusted EBITDA and approximately 81% of cash flows from operating activities. We derive a significant amount of our cash flows from operations from non-guarantor subsidiaries primarily as a result of variances in working capital between our domestic and foreign subsidiaries. As of December 31, 2002 and September 30, 2003, non-guarantor subsidiaries represented 30% of our total assets at both dates, had approximately $327.7 million and $336.0 million of outstanding current liabilities, respectively, and had approximately $479.1 million and $523.5 million of total liabilities, respectively. In addition, the indenture, subject to some limitations, permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities that may be incurred by these subsidiaries.

Restrictive covenants in R.J. Tower’s senior credit facility and the indenture governing the notes offered hereby may restrict our ability to pursue our business strategies.

      Our senior credit facility and the indenture governing the notes offered hereby limit our ability, among other things, to:

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make distributions in respect of our capital stock or to make certain other restricted payments or investments;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens;

•	designate any of our subsidiaries as unrestricted subsidiaries; and

•	enter into new lines of businesses.

      In addition, R.J. Tower’s senior credit facility includes other and more restrictive covenants and prohibits us from prepaying our other indebtedness, including the notes, while indebtedness under our senior credit facility is outstanding. Our senior credit facility also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios and satisfy other financial condition tests. Our ability to comply with these ratios may be affected by events beyond our control.

      The restrictions contained in the indentures and the agreement governing R.J. Tower’s senior credit facility could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

      A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under our senior credit facility. If a default occurs, the lenders under our senior credit facility may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable and which would result in an event of default under the notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our senior credit facility will also have the right to proceed against the collateral, including our available cash, granted to them to secure the indebtedness. If the indebtedness under our senior credit facility and the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full the indebtedness and our other indebtedness, including the notes. See “Description of Notes — Ranking” “Description of Notes — Certain covenants” and “Description of Certain Indebtedness.”

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

      Under the U.S. bankruptcy law and comparable provisions of state fraudulent transfer and conveyance laws, any guarantees of the notes could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurs the indebtedness evidenced by its guarantee:

•	paid the consideration with the intent of hindering, delaying or defrauding any present or future creditor; or

•	receives less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and either (1) is insolvent or rendered insolvent by reason of such incurrence, (2) is engaged in a business or transaction for which the guarantor’s remaining assets constitute unreasonably small capital, or (3) intends to incur, or believes that it will incur, debts beyond its ability to pay such debts as they mature.

      The court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the issuance of the notes.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      We cannot be certain as to the standard that a court would use to determine whether or not the guarantor was solvent upon issuance of the guarantee or, regardless of the actual standard applied by the court, that the issuance of the guarantee of the notes would not be voided or subordinated to our or any guarantor’s other debt.

      If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only directly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes.

      If a court voided a guarantee, you would no longer have a claim against the guarantor. In addition, the court might direct you to repay any amounts already received from the guarantor. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the notes from another guarantor or from any other source.

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture.

      Upon the incurrence of specific kinds of change of control events, we may need to refinance large amounts of our debt, including the notes and borrowings under our senior credit facility. If a change of control occurs, we must offer to repurchase all outstanding notes for a price equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the notes upon a change of control. In addition, our senior credit facility prohibits us from repurchasing the notes until we first repay our senior credit facility in full. If we fail to repurchase the notes in that circumstance, we will go into default under the indenture governing the notes and under our senior credit facility. Any future debt that we incur may also contain restrictions on repayment upon a change of control. If any change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of our debt obligations. The purchase requirements contained in our debt instruments could also delay or make it harder for others to effect a change of control. However, certain other corporate events, such as a leveraged recapitalization that would increase our level of indebtedness, would not necessarily constitute a change of control under the indentures governing the notes. Furthermore, the definition of “change of control” includes a disposition of all or substantially all of our property and assets. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a person. As a result, it may be unclear as to whether a change of control has occurred and whether a holder of notes may require us to make an offer to repurchase the notes. See “Description of Certain Indebtedness” and “Description of Notes — Change of control.”

EXCHANGE OFFER

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Any holder may tender some or all of its outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

      The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

(1) the exchange notes bear a Series B designation and a different CUSIP Number from the outstanding notes;

(2) the exchange notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof; and

(3) the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for an increase in the interest rate on the outstanding notes in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.

The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture relating to the outstanding notes.

      As of the date of this prospectus, $258,000,000 aggregate principal amount of the outstanding notes were outstanding. We have fixed the close of business on November 19, 2003 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially.

      Holders of outstanding notes do not have any appraisal or dissenters’ rights under the Business Corporation Act of the State of Michigan or the indenture relating to the notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

      We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

      If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof promptly after the expiration date of the exchange offer.

      Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

      The term “expiration date” will mean 5:00 p.m., New York City time, on December 18, 2003, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

      In order to extend the exchange offer, we will make a press release or other public announcement, notify the exchange agent of any extension by oral notice, promptly confirmed in writing, and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      We reserve the right, in our sole discretion, (1) to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “— Conditions” have not been satisfied, by giving oral notice, promptly confirmed in writing, of any delay, extension or termination to the exchange agent or (2) to amend the terms of the exchange offer in any manner. Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time on the next business day following such decision Any announcement of delay in acceptance, extension, termination or amendment will be followed promptly by oral notice, promptly confirmed in writing, thereof to the registered holders.

Interest on the Exchange Notes

      The exchange notes will bear interest from their date of issuance. Holders of outstanding notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the exchange notes. Such interest will be paid with the first interest payment on the exchange notes on June 1, 2004. Interest on the outstanding notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

      Interest on the exchange notes is payable semi-annually on each June 1 and December 1, commencing on June 1, 2004.

Procedures for Tendering

      Only a holder of outstanding notes may tender outstanding notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent’s message in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or the facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the outstanding notes, letter of transmittal or an agent’s message and other required documents must be completed and received by the exchange agent at the address set forth below under “— Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

      The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry transfer of notes into your account at DTC, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding notes that the participant has received and agrees: (1) to participate in ATOP; (2) to be bound by the terms of this prospectus and the letter of transmittal; and (3) that we may enforce the agreement against the participant.

      By executing the letter of transmittal, each holder will make to us the representations set forth above in the third paragraph under the heading “— Purpose and Effect of the Exchange Offer.”

      The tender by a holder and our acceptance thereof will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent’s message.

      The method of delivery of outstanding notes and the letter of transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

      Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. See “Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner” included with the letter of transmittal.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member of the Medallion System unless the outstanding notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of a member firm of the Medallion System. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of the Medallion System.

      If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in this prospectus, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the outstanding notes with the signature thereon guaranteed by a member firm of the Medallion System.

      If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

      We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account with respect to the outstanding notes in accordance with DTC’s procedures for the transfer. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, unless an agent’s message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

      All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular outstanding notes. To the extent we waive any defect, irregularity or condition of tender as to particular outstanding notes, we will waive such defect, irregularity or condition as to all outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Guaranteed Delivery Procedures

      Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available, (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

(A) the tender is made through a member firm of the Medallion System;

(B) prior to the expiration date, the exchange agent receives from a member firm of the Medallion System a properly completed and duly executed Notice of Guaranteed Delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the certificate(s) representing the outstanding notes or a confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal will be deposited by the member firm of the Medallion System with the exchange agent; and

(C) the properly completed and executed letter of transmittal of facsimile thereof, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer or a confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

      Upon request to the exchange agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

      To withdraw a tender of outstanding notes in the exchange offer, a letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

(1) specify the name of the person having deposited the outstanding notes to be withdrawn;

(2) identify the outstanding notes to be withdrawn, including the certificate number(s) and principal amount of the outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

(3) be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

(4) specify the name in which any outstanding notes are to be registered, if different from that of the person depositing the outstanding notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, which determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “Procedures for Tendering” at any time prior to the expiration date.

Conditions

      Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes, and may, prior to the expiration of the exchange offer, delay accepting any outstanding notes tendered or extend, terminate or amend the exchange offer as provided in this prospectus before the acceptance of the outstanding notes, if:

(1) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which we reasonably believe might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries; or

(2) any law, statute, rule, regulation or interpretation by the Staff of the SEC is proposed, adopted or enacted, which we reasonably believe might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

(3) any governmental approval has not been obtained, which approval we reasonably believe to be necessary for the consummation of the exchange offer as contemplated by this prospectus.

      If we determine in our reasonable discretion that any of the conditions are not satisfied, we may (1) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (2) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the outstanding notes (see “— Withdrawal of Tenders”) or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn.

Exchange Agent

      BNY Midwest Trust Company has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Overnight Courier or Registered/Certified Mail:	By Hand Prior to 4:30 p.m., New York City time:
The Bank of New York Corporate Trust Department Reorganization Unit 101 Barclay Street-7E New York, NY 10286 Attn: Diane Amoroso	The Bank of New York Corporation Trust Services Window Ground Level 101 Barclay Street New York, NY 10286 Attn: Diane Amoroso Reorganization Unit-7E
Facsimile Transmission: (212) 298-1915 For Information Telephone: (212) 815-3738

      Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by our and our affiliates’ officers and regular employees.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

      We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

      The exchange notes will be recorded at the same carrying value as the outstanding notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the exchange notes.

Consequences of Failure to Exchange

      The outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, the outstanding notes may be resold only:

(1) to us upon redemption thereof or otherwise;

(2) so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

      With respect to resales of exchange notes, based on interpretations by the Staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes, whether or not the person is the holder, other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act, in exchange for outstanding notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the Staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

USE OF PROCEEDS

      This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes contemplated in this prospectus, we will receive outstanding notes in like principal amount, the form and terms of which are the same as the form and terms of the exchange notes, except as otherwise described in this prospectus.

      We used the net proceeds from the issuance and sale of the outstanding notes (after discounts to initial purchasers) of approximately $245.0 million to repay outstanding indebtedness under R.J. Tower’s credit facility, to pay related fees and expenses and for general corporate purposes. After giving effect to the offering of outstanding notes and the amendment to our senior credit facility, our senior credit facility provides for a $240.0 million term loan and a multicurrency revolving credit facility of up to $360.0 million. For more information, see “Description of Certain Indebtedness — Third Amendment to Senior Credit Facility.” All information in this prospectus relating to application of the net proceeds of the offering of outstanding notes gives effect to the reduction of outstanding indebtedness under our revolving credit facility. R.J. Tower’s senior credit facility had a weighted-average interest rate of 5.0% per annum at September 30, 2003 and has a maturity date of July 2006.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of September 30, 2003. This table should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in, or incorporated by reference into, this prospectus.

September 30, 2003

(In millions)
Cash and cash equivalents	$135.3

Long-term debt, including current maturities:
Senior credit facility(1):
Term loan	$240.0
Revolving credit facility	—
Industrial development revenue bonds(2)	43.8
Due to Tower Automotive Capital Trust(3)	258.8
Notes offered hereby, net of discount of $7.1 million	250.9
9.25% senior notes(4)	174.8
Other foreign subsidiary indebtedness(5)	127.5
Other(6)	38.7
5.0% convertible subordinated notes	200.0
Edgewood notes	—

Total long-term debt(7)	1,334.5
Common stockholders equity	428.4

Total capitalization	$1,762.9

(1)	The weighted average interest rate for such borrowings was 5.0% at September 30, 2003. The senior credit facility provides for a $240.0 million term loan and a multicurrency revolving credit facility of up to $360.0 million. The revolving credit facility consists of up to $316.0 million in revolving loans and approximately $44.0 million of permanent letters of credit (not including $205.3 million of cash on hand). At September 30, 2003, we had approximately $53.0 million available for additional borrowing under R.J. Tower’s revolving credit facility after giving effect to $107.9 million of outstanding letters of credit, all of which would have been available to us given our financial performance relative to the covenants in such facility. In addition, approximately $200.0 million of borrowing availability under the revolving credit facility is blocked pending redemption of the Parent’s 5.0% convertible subordinated notes.

(2)	Reflects indebtedness from the issuance of industrial development revenue bonds to finance the construction of our Bardstown facility and the purchase of related equipment.

(3)	In June 1998, 6 3/4% Trust Convertible Preferred Securities (the “Trust Preferred Securities”) were issued by the Tower Automotive Capital Trust. The sole assets of the Trust are approximately $266.8 million in principal amount of Parents’ 6 3/4% Convertible Subordinated Debentures due June 30, 2018, such amount being the sum of the stated liquidation preference of the Trust Preferred Securities and the capital contributed by Parent in exchange for the common securities of the Trust. In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 addresses consolidation by business enterprises of certain variable interest entities. FIN 46 is effective for variable interests created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities in which we hold a variable interest that we acquired before February 1, 2003, the interpretation applies on July 1, 2003. We have determined that, under FIN 46, the trust which issued the mandatorily redeemable convertible preferred securities will no longer be consolidated by us. As a result, we have modified our presentation of the securities by recording an amount due to the trust of

$258.8 million as debt, and recording interest expense on the related obligation (previously recorded as minority interest, net of tax).

(4)	In July 2000, we sold €150.0 million of 9.25% senior notes due 2010. These euro-denominated senior notes have been translated into U.S. dollars using a rate of $1.1656 = €1.00, the close of business exchange rate on September 30, 2003. On November 13, 2003, the close of business exchange rate was $1.1730 = €1.00.

(5)	Includes: (1) an aggregate of $94.7 million of indebtedness of Seojin, (2) $9.8 million of indebtedness of Dr. Meleghy, and (3) other foreign indebtedness of $23.0 million. Seojin is an “Unrestricted Subsidiary” under the indenture governing the notes. As such, indebtedness of Seojin is not used in calculating the amount of debt we may incur under the indenture. In addition, as an Unrestricted Subsidiary, Seojin is not bound by any of the covenants and operating restrictions contained in the indenture.

(6)	Amount is comprised of capitalized lease obligations.

(7)	Does not include amounts outstanding under our securitization facility, such amounts outstanding generally range between $15.0 million and $30.0 million.

SELECTED HISTORICAL FINANCIAL DATA

      The following table sets forth certain historical consolidated financial data of Tower Automotive. We have derived the selected historical consolidated financial data as of and for the fiscal years ended December 31, 2000, 2001 and 2002 from Tower Automotive’s audited financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements as of and for fiscal 2002 have been audited by Deloitte & Touche LLP. Our consolidated financial statements as of and for fiscal 2001 and 2000 have been audited by Arthur Andersen LLP. For more information, see “Experts.” The selected historical consolidated financial data as of and for the fiscal years ended December 31, 1998 and 1999 have been derived from Tower Automotive’s audited consolidated financial statements for such years, which are not included in this prospectus. We have derived the selected historical consolidated financial data for the nine month periods ended September 30, 2002 and 2003 and as of September 30, 2002 and 2003 from Tower Automotive’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. In the opinion of our management, the unaudited condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, the results of our operations and cash flows. The results of operations for the nine month period ended September 30, 2003 are not necessarily indicative of the operating results to be expected for the full fiscal year. The selected historical consolidated financial data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

						Nine Months
	Year Ended December 31,					Ended September 30,

	1998	1999	2000	2001	2002	2002	2003

	(In thousands, except per share amounts)
Income Statement Data:
Revenues	$1,836,479	$2,170,003	$2,531,953	$2,467,433	$2,754,464	$2,072,820	$2,098,770
Cost of sales	1,562,167	1,823,103	2,160,359	2,190,248	2,455,577	1,844,743	1,909,952
Selling, general and administrative expense	85,169	105,950	141,984	139,203	143,822	105,709	115,581
Amortization expense	13,472	15,803	21,517	24,804	4,161	—	—
Restructuring and asset impairment charge, net	—	—	141,326	383,739	61,125	75,407	147,621
Operating income (loss)	175,671	225,147	66,767	(270,561)	89,779	46,961	(74,384)
Interest expense, net	40,318	37,981	64,711	73,765	66,909	52,573	62,120
Provision (benefit) for income taxes	54,143	74,866	626	(73,312)	7,636	(1,635)	(46,412)
Cumulative effect of change in accounting principle, net of tax(1)	—	—	—	—	(112,786)	(112,786)	—
Net income (loss)	88,040	117,088	13,434	(267,524)	(97,606)	(114,867)	(91,641)
Basic earnings (loss) per share	$1.91	$2.50	$0.29	$(5.87)	$(1.70)	$(2.01)	$(1.62)
Diluted earnings (loss) per share	$1.68	$2.10	$0.28	$(5.87)	$(1.70)	$(2.01)	$(1.62)

							Nine Months
	Year Ended December 31,						Ended September 30,

	1998	1999	2000		2001	2002	2002	2003

	(Dollars in thousands)
Other Data:
Capital expenditures, net	$185,138	$197,315	$93,588		$193,955	$158,964	$108,364	$180,126
Depreciation and amortization	87,372	111,611	144,805		159,893	140,859	102,208	119,639
Adjusted EBITDA(2)	269,873	341,546	327,302		225,861	263,509	198,272	178,948
Cash provided by (used in):
Operating activities	208,390	212,003	92,648		513,815	130,952	19,105	140,142
Investing activities	(254,693)	(583,894)	(266,782)		(199,373)	(145,449)	(93,939)	(176,620)
Financing activities	49,737	372,074	173,890		(296,048)	6,429	78,991	158,036
Ratio of earnings to fixed charges(3)	2.9x	3.3x	—	(4)	— (5)	— (6)	— (7)	— (8)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$3,434	$3,617	$3,373		$21,767	$13,699	$25,924	$135,257
Working capital	106,936	126,940	78,753		(379,785)	(305,466)	(201,542)	(387,923)
Total assets(9)	1,936,167	2,552,550	2,892,747		2,533,436	2,557,885	2,461,241	2,852,904
Long-term debt(9),(10),(11)	562,725	971,957	1,175,784		805,688	764,935	837,459	1,334,490
Mandatorily redeemable trust preferred securities(12)	258,750	258,750	258,750		258,750	258,750	258,750	—
Stockholders’ investment	$606,796	$727,135	$700,095		$447,408	$512,076	$546,878	$428,439

(1)	We adopted SFAS No. 142 relating to the accounting of goodwill and other intangible assets as of January 1, 2002. Utilizing a combination of valuation techniques including the discounted cash flow approach and the market multiple approach, we recorded a transitional impairment loss of $112,786 in the first quarter of 2002.

(2)	“EBITDA” is net income plus interest, taxes, depreciation and amortization. “Adjusted EBITDA” is defined as EBITDA further adjusted to exclude non-cash restructuring and asset impairment charges, net, restructuring and asset impairment income and cumulative effect of a change in accounting principle, net of tax. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by generally accepted accounting principles, and our calculations thereof may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included in this prospectus because they are a basis upon which we assess our liquidity position and because certain covenants in our borrowing arrangements are tied to similar measures. We also believe that it is widely accepted that EBITDA and Adjusted EBITDA provide useful information regarding a company’s ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA and our Adjusted EBITDA. EBITDA and Adjusted EBITDA do not take into account our working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use.

EBITDA and Adjusted EBITDA include equity in earnings of our joint ventures, a significant portion of which is derived from our Metalsa joint venture. As a result of restrictions contained in Metalsa’s credit agreement, there are limitations on cash dividends that may be paid to us.

Under our senior credit facility, non-wholly owned subsidiaries are restricted from paying dividends to us. For the year ended December 31, 2002, Adjusted EBITDA includes $8,100 from our subsidiary that is subject to this limitation. In addition, our foreign subsidiaries also are subject to credit agreements that restrict payments to us.

The following table reconciles Adjusted EBITDA with EBITDA, net income and cash flow from operations for the periods indicated:

						Nine Months
	Year Ended December 31,					Ended September 30,

	1998	1999	2000	2001	2002	2002	2003

	(In thousands)
Adjusted EBITDA	$269,873	$341,546	$327,302	$225,861	$263,509	$198,272	$178,948
Add (subtract):
Non-cash restructuring and asset impairment charges, net	—	—	(103,726)	(333,039)	(45,325)	(47,207)	(135,242)
Restructuring and asset impairment income	—	—	—	—	12,400	—	—
Cumulative effect of change in accounting principle, net(1)	—	—	—	—	(112,786)	(112,786)	—

EBITDA	269,873	341,546	223,576	(107,178)	117,798	38,279	43,706
Add (subtract):
Benefit (provision) for income taxes	(54,143)	(74,866)	(626)	73,312	(7,636)	1,635	46,412
Interest expense, net	(40,318)	(37,981)	(64,711)	(73,765)	(66,909)	(52,573)	(62,120)
Depreciation and amortization expense	(87,372)	(111,611)	(144,805)	(159,893)	(140,859)	(102,208)	(119,639)

Net income (loss)	88,040	117,088	13,434	(267,524)	(97,606)	(114,867)	(91,641)
Add (subtract):
Depreciation and amortization expense	87,372	111,611	144,805	159,893	140,859	102,208	119,639
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	112,786	112,786	—
Restructuring and asset impairment charge (income), net	—	—	141,326	383,739	61,125	75,407	145,724
Deferred income tax expense (benefit)	37,847	45,528	(25,366)	(80,758)	2,107	(12,661)	(50,259)
Customer recovery related to program cancellation	—	—	—	—	—	—	15,600
Gain on sale of plant	—	—	—	—	(3,839)	(3,839)	—
Equity in earnings of joint ventures, net of tax	(12,708)	(15,268)	(22,480)	(17,250)	(16,822)	(12,723)	(8,181)
Changes in working capital and other operating items	7,839	(46,956)	(159,071)	335,715	(67,658)	(127,206)	9,260

Net cash provided by (used in) operating activities	$208,390	$212,003	$92,648	$513,815	$130,952	$19,105	$140,142

Cash restructuring and asset impairment charges for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003, were $0, $0, $37.6 million, $50.7 million, $15.8 million, $28.2 million and $12.4 million, respectively.

(3)	Calculated by dividing earnings by total fixed charges. Earnings consist of net income plus income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense,

whether expensed or capitalized, amortization of debt expense and a portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case.

(4)	Due to the restructuring and asset impairment charge of $141.3 million, earnings were inadequate to cover fixed charges by $23.3 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 2.1x for the year ended December 31, 2000.

(5)	Due to the restructuring and asset impairment charge of $383.7 million, earnings were inadequate to cover fixed charges by $376.4 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.1x for the year ended December 31, 2001.

(6)	Due to the restructuring and asset impairment charge of $61.1 million, earnings were inadequate to cover fixed charges by $1.6 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.5x for the year ended December 31, 2002.

(7)	Due to the restructuring and asset impairment charge of $75.4 million, earnings were inadequate to cover fixed charges by $11.7 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.9x for the nine months ended September 30, 2002.

(8)	Due to the restructuring and asset impairment charge of $147.6 million, earnings were inadequate to cover fixed charges by $145.7 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.0x for the nine months ended September 30, 2003.

(9)	We currently own a 66% equity interest in Seojin Industrial Company Limited. Seojin is an “Unrestricted Subsidiary” under the indenture governing the notes. As a result, Seojin is not bound by any of the covenants and operating restrictions contained in the indenture and its outstanding indebtedness does not affect, among other things, how much indebtedness we may incur under the indenture. At September 30, 2003, Seojin had total assets and total debt of approximately $208.8 million and $109.1 million, respectively. For the year ended December 31, 2002, Seojin contributed approximately $6.1 million and $35.8 million to our EBITDA and Adjusted EBITDA, respectively.

(10)	As a result of the adoption of FIN 46 (as described below), we are no longer required to consolidate the trust which issued the mandatorily redeemable trust preferred securities described in note (12) below. As a result, we have modified the presentation of such securities by recording an amount due to the trust as liabilities on our balance sheet at September 30, 2003.

(11)	Does not include amounts outstanding under our securitization facility. Such amounts outstanding generally range between $15.0 million and $30.0 million.

(12)	Represents the 6 3/4% Trust Convertible Preferred Securities issued by the Tower Automotive Capital Trust, or “Trust,” a statutory business trust created at Tower Automotive Inc.’s direction, in June 1998. Tower Automotive, Inc. owns all of the outstanding common securities issued by the Trust. The sole assets of the Trust are approximately $266.8 million in principal amount of Tower Automotive, Inc.’s 6 3/4% Convertible Subordinated Debentures due June 30, 2018, such amount being the sum of the stated liquidation preference of the 6 3/4% Trust Convertible Preferred Securities and the capital contributed by Tower Automotive, Inc. in exchange for the common securities of the Trust. In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 addresses consolidation by business enterprises of certain variable interest entities. FIN 46 is effective for variable interests created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities in which we hold a variable interest that we acquired before February 1, 2003, the Interpretation applies on July 1, 2003. We have determined that, under FIN 46, the trust which issued the mandatorily redeemable convertible preferred securities will no longer be consolidated by us. As a result, we have modified our presentation of the securities by recording an amount due to the trust of $258.8 million as long-term debt on our balance sheet at September 30, 2003, and recording interest expense on the related obligation (previously recorded as minority interest, net of tax).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Introduction

      Since our inception in April 1993, when we were formed to acquire R.J. Tower Corporation, our revenues have grown rapidly through a focused strategy of internal growth and a highly disciplined acquisition program. Since 1993, we have successfully completed 14 acquisitions and established six joint ventures in China, Mexico, Korea, Japan and the United States. As a result of these acquisitions and internal growth, our revenues have increased from approximately $86 million in 1993 to approximately $2.8 billion in 2002.

      Initially, our growth came primarily from acquisitions of North American-based automotive suppliers, some of which had international operations. We succeeded in consolidating a portion of the North American automotive supplier base for structural components and assemblies and established ourself as a key supplier of those products. Our more recent acquisitions have been intended to strengthen our ability to supply products on a global basis, grow our technology and manufacturing capabilities, and diversify our customer base. See “— Recent transactions” below.

      Our rapid growth through acquisitions coincided with an extended period of increased automotive production that resulted in high levels of utilization of our acquired resources and capacity and contributed to periods of strong operating results. Beginning in late 2000, automotive production declined relative to prior periods, leading us to focus our efforts on reducing the capacity of the enterprise and improving the efficiency of our continuing operations. These efforts resulted in two significant restructurings, described in more detail below, that reduced excess capacity, eliminated redundant overhead costs, and reorganized the management structure of our U.S. and Canadian operations. These efforts also involved the divestiture of certain non-core functions, including the sale of our heavy truck business, in December 2000, to our joint venture partner, Metalsa. Prior to these restructurings, we did not undertake any significant reductions in the scope of our operations or any capacity rationalizations as a result of or following any of our prior acquisitions.

      Our most recent objective during 2001 and 2002 has been to reduce indebtedness by maximizing cash flow. Several cash management initiatives, such as extending our accounts payable terms to coincide with prevailing industry practices and accelerating collections from customers have resulted in significant negative working capital levels for us of $305 million and $380 million as of December 31, 2002 and 2001, respectively. As a result of these actions, a sale-leaseback transaction in April 2002 and an equity offering in May 2002, as described in more detail below under “— Liquidity and capital resources,” we were able to reduce our indebtedness in 2002 by making net repayments of $159 million. This debt reduction in 2002 is incremental to the significant reduction of indebtedness in 2001 in which net repayments were $335 million.

      The automotive market continues to be highly cyclical and dependent upon consumer spending. Due to the relatively long lead times required to produce many of our complex structural components, it may be difficult, in the short term, for us to obtain new sales to replace any decline in the sales of existing products. As a result, we have implemented and continue to pursue the actions necessary to mitigate the effects of any production downturn, focusing on reducing costs, maximizing our cash return on invested capital, reducing debt balances and matching capital expenditures with operating cash flow.

      Our recent growth in Europe and Asia and with foreign transplant operations in the U.S. has reduced our reliance on Ford and DaimlerChrysler, increased penetration into certain existing customers and added new customers such as Fiat, BMW, Volkswagen, Nissan, and Hyundai/ Kia. We expect this trend to continue as a result of our anticipated organic growth outside the U.S. and from recent awards to supply foreign transplant operations in the U.S.

Outlook

      During 2003 and the first half of 2004, we will be making investments in machinery and equipment as well as additional program management capabilities in order to meet the requirements of our customers. These investments are associated with approximately $1.4 billion in new business. This new business is scheduled to launch over the next three years and be in full production by the end of 2005. These program-specific investments and related launch costs, combined with reduced production estimates recently announced by the OEMs, pricing and mix issues and lower than expected production improvements related to our Ford Explorer platform, will result in earnings levels in 2003 that are below those in recent years and below our initial expectations for the year. As our new business enters full production, we expect to realize additional revenue and cash flows from this business that, combined with reduced capital spending levels, will improve our ability to reduce our indebtedness and improve our credit ratios.

Results of operations

      The following table sets forth certain income statement data expressed as a percentage of our revenue for the periods indicated:

				Nine Months
				Ended
	Years Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Income Statement Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	85.3	88.8	89.1	89.0	91.0
S, G & A expenses	5.4	5.6	5.2	5.1	5.5
Amortization expense	0.8	1.0	0.1	—	—
Interest expense, net	2.6	3.0	2.4	2.5	3.0
Provision (benefit) for income taxes	0.1	(3.0)	0.3	(0.1)	(2.2)
Equity in earnings of joint ventures	0.9	0.7	0.6	0.6	0.4
Minority interest, net	(0.4)	(0.6)	(0.6)	(0.5)	(0.6)

Comparison of the nine months ended September 30, 2003 to the nine months ended September 30, 2002

      Revenues. Revenues for the nine months ended September 30, 2003 were $2,098.8 million, a 1.3% increase, compared to $2,072.8 million for the prior period. The increase of $26.0 comprises positive foreign exchange rate effect in Europe and Asia of $54.1 million in the first nine months of 2003, offset by a decline in revenues of $12.3 million attributable to the sale of the Iwahri, Korea plant which occurred during the first quarter of 2002 and $8.0 million attributable to pricing and economic conditions. In addition, net volume decreases of $7.8 million occurred primarily in the following platforms: Dodge Dakota/ Durango series, Chrysler LH and Concord platforms and the Ford Explorer and Taurus platforms offset by volume increases primarily in the Dodge Ram, GM Cadillac CTS, Ford F-Series and Lincoln SUV and various Volkswagen and Hyundai/ Kia platforms. The net volume decrease of $7.8 million comprises a $22.3 million decrease in our value-added revenue platforms, offset by a non-value-added module assembly revenue increase of $14.5 million.

      Cost of Sales. Cost of sales as a percent of revenues for the nine months ended September 30, 2003 was 91.0% compared to 89.0% for the prior period. Gross profit decreased $39.3 million from $228.1 million in the 2002 period to $188.8 million in the 2003 period and is attributable to the combined effects of: (i) $16.7 million in negative profit effect of pricing and cost economics, (ii) $16.7 million of launch costs related primarily to new programs launched for Volvo, Ford, Nissan and GM, (iii) lease expense of $4.7 million not present in the 2002 period, (iv) $13.3 million decline in gross profit on value-added revenue decreases of $22.3 million, offset by (v) $4.3 million in positive foreign exchange rate effect on gross profit and (vi) $7.8 million in operational performance improvements in the 2003 period. As stated above, our module assembly revenues, which do not contribute significantly to an increase in gross profits, increased by $14.5 million in the 2003 period over the 2002 period.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $115.6 million, or 5.5% of revenues, for the nine months ended September 30, 2003 compared to $105.7 million, or 5.1% of revenues, for the prior period. The $9.9 million increase in expense is due primarily to increased compensation expenses of $5.8 million, primarily related to executive leadership retirement and recruitment costs of $4.4 million, increased legal and professional costs of $2.1 million and increased program management costs of $2.0 million related to engineering and support activities.

      Interest Expense, net. Interest expense (net of interest income) for the nine months ended September 30, 2003 was $62.1 million compared to $52.6 million for the prior period. The $9.5 million increase in net interest expense is attributable to (i) increased interest of $9.6 million related to the $258 million senior notes, (ii) $4.5 million related to the Trust Preferred Securities, which was previously recorded as minority interest and (iii) an increase of $0.3 million due to higher short term rates, offset by (iv) decreased interest costs of $2.7 million due to decreased revolver borrowings during the first nine months of 2003 compared to the first nine months of 2002 and (v) increased capitalized interest on construction projects in the 2003 period of $2.2 million.

      Income Taxes. The effective income tax rate was 34.0% and 34.7% for the nine months ended September 30, 2003 and 2002, respectively. The effective tax rate reflects the actual rates in the tax jurisdictions in which we operate, adjusted for permanent differences.

      Equity in Earnings of Joint Ventures, net. Equity in earnings of joint ventures, net of tax, was $8.2 million and $12.7 million for the nine months ended September 30, 2003 and 2002, respectively. These amounts represent our share of the earnings from joint venture interests in Metalsa, Yorozu, and DTA Development. Our share of joint venture earnings in Metalsa has decreased by $5.0 million and increased by $0.3 million and $0.2 million for Yorozu and DTA, respectively.

      Minority Interest, net. Minority interest, net of tax, was $9.7 million and $11.7 million for the nine months ended September 30, 2003 and 2002, respectively. Minority interest in the 2003 period represents the minority interest held by the 40% joint venture partners in Tower Golden Ring and dividends, net of income tax benefits, on the Trust Preferred Securities, through June 2003. Minority interest in the 2002 period represents dividends, net of income tax benefits, on the Trust Preferred Securities and the minority interest held by the 40% joint venture partners in Tower Golden Ring. The decrease is due to the adoption of FIN 46 during the third quarter of 2003, which requires the dividends previously recorded as minority interest to be classified as interest expense.

      Cumulative Effect of a Change in Accounting Principle, net. We adopted SFAS No. 142 relating to the accounting for goodwill and other intangible assets as of January 1, 2002. Under SFAS No. 142, we designated four reporting units: 1) United States/ Canada, 2) Europe, 3) Asia and 4) South America/ Mexico. As a result of completing our formal valuation procedures under SFAS No. 142, utilizing a combination of valuation techniques including the discounted cash flow approach and the market multiple approach, we recorded a transitional impairment loss of $112.8 million as a cumulative effect of a change in accounting principle in the first quarter of 2002, representing the write-off of all of our existing goodwill in the reporting units of Asia ($29.7 million) and South America/ Mexico ($83.1 million). There was no tax impact upon adoption of SFAS No. 142 since we recorded a $24.2 million tax valuation allowance for the deductible portion of the goodwill written off in the reporting unit of South America/ Mexico given the uncertainty of realization and the lack of income in the reporting unit. The Asia goodwill was not deductible for tax purposes.

Comparison of the year ended December 31, 2002 to the year ended December 31, 2001

      Revenues. Revenues for the year ended December 31, 2002 were $2,754.5 million, an 11.6% increase, compared to $2,467.4 million for the year ended December 31, 2001. The net $287.1 million increase was composed of net volume increases of $351.3 million, primarily in the platforms of Dodge Ram pickup; Cadillac CTS; Ford Thunderbird, Econoline, Expedition, and Explorer; BMW X5; and Toyota Camry and Corolla, partially offset by volume decreases primarily in the Ford Ranger and Dodge Durango platforms. Revenue also increased in the 2002 period due to incremental revenues of $23.3 million associated with the consolidation of Tower Golden Ring, which first occurred in the third quarter of 2001. These increases were offset by a decline in revenues of $87.5 million, which were attributable to the sale of the Iwahri, Korea plant to an affiliate of Hyundai, which occurred during the first quarter of 2002.

      Cost of Sales. Cost of sales as a percent of total revenues for the year ended December 31, 2002 was 89.1% compared to 88.8% for the year ended December 31, 2001. Our gross profit margin declined slightly in the 2002 period compared to the 2001 period. The decline was due primarily to changes in product mix on light truck, sport utility and other models served by us in addition to increases in module assembly sales by us in the 2002 period, offset by increased production volumes and the lack of significant product launch activity. Gross profit margins in 2002 were also negatively impacted by increased operating lease costs and operational inefficiencies associated with the production of the new generation Ford Explorer frame. We also experienced certain adjustments in the 2002 period impacting cost of sales that were not incurred in 2001. The most significant items included favorable adjustments of $9.8 million related to changes in estimate to certain purchase accounting reserves, reflecting certain plant closures, product changes and contract revisions related to our restructuring actions, offset by additional expenses related to postretirement and other employee fringe benefits of $9.7 million.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $143.8 million, or 5.2% of revenues, for the year ended December 31, 2002 compared to $139.2 million, or 5.6% of revenues, for the year ended December 31, 2001. The $4.6 million year-over-year increase in expense is due to $2.9 million increased program management costs in the engineering and support activities of the launch of our upcoming new programs related to Volvo, Ford and Nissan and incremental costs of $1.7 million associated with the consolidation of Tower Golden Ring. Our selling, general and administrative expenses as a percentage of revenues have declined due to efficient use of management resources to support our growing revenue base.

      Amortization Expense. Amortization expense for the year ended December 31, 2002 was $4.2 million compared to $24.8 million for the year ended December 31, 2001. The decrease was due to the adoption of the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets”, and as a result, beginning January 1, 2002, we no longer record amortization expense of goodwill. Goodwill amortization for the 2001 period was $21.1 million.

      Interest Expense, net. Interest expense, net of interest income, for the year ended December 31, 2002 was $66.9 million compared to $73.8 million for the year ended December 31, 2001. The $6.9 million reduction in net interest expense is attributable to $13.3 million due to reduced borrowings in 2002 and $6.5 million due to lower interest rates, which was partially offset by decreased capitalized interest on construction projects of $8.6 million and decreased interest income of $4.3 million in 2002.

      Income Taxes. The effective income tax rate was 35.0% and 21.3% in 2002 and 2001, respectively. The effective income tax rate is not comparable between the years as we did not receive tax benefit for the full amount of the loss in 2001 due to the amortization and write-off of nondeductible goodwill and the provision for a valuation allowance associated with loss carryforwards.

      Equity in Earnings of Joint Ventures, net. Equity in earnings of joint ventures, net of tax, was $16.8 million and $17.3 million for the years ended December 31, 2002 and 2001, respectively. These amounts represent our share of the earnings from its joint venture interests in Metalsa, Yorozu, and DTA Development in the 2002 and 2001 periods. In addition, the 2001 period includes our share of earnings from our joint venture interest in Tower Golden Ring prior to its consolidation. The decrease in equity earnings in the 2002 period as compared to the 2001 period was due to our share of joint venture earnings in Metalsa and Yorozu increasing by $4.8 million, offset by a reduction in equity earnings of $5.3 million due to the consolidation of Tower Golden Ring beginning in the third quarter of 2001.

      Minority Interest, net. Minority interest, net of tax, for the years ended December 31, 2002 and 2001 represents dividends, net of income tax benefits, on the 6 3/4% Trust Preferred Securities and the minority interest held by the 40 percent joint venture partners in Tower Golden Ring. The increase in minority interest expense was due to the full year of consolidation of Tower Golden Ring during 2002 compared to the third and fourth quarter consolidation of Tower Golden Ring during 2001.

      Cumulative Effect of a Change in Accounting Principle, net. We adopted SFAS No. 142 relating to the accounting for goodwill and other intangible assets as of January 1, 2002. Application of the nonamortization provisions of SFAS No. 142 resulted in a reduction in goodwill amortization expense of approximately $16 million in fiscal 2002, after reflecting the 2001 goodwill write downs of $196.1 million. Under SFAS No. 142, we designated four reporting units: 1) United States/ Canada, 2) Europe, 3) Asia and 4) South America/ Mexico. During the second quarter of 2002, we completed our formal valuation procedures under SFAS No. 142, utilizing a combination of valuation techniques including the discounted cash flow approach and the market multiple approach. As a result of this valuation process as well as the application of the remaining provision of SFAS No. 142, we recorded a transitional impairment loss of $112.8 million, representing the write-off of all of our existing goodwill in the reporting units of Asia ($29.7 million) and South America/ Mexico ($83.1 million). The write-off was recorded as a cumulative effect of a change in accounting principle in our consolidated statements of operations for the year ended December 31, 2002. There was no tax impact since we recorded a $24.2 million tax valuation allowance for the deductible portion of the goodwill written off in the reporting unit of South America/ Mexico. We determined that it was appropriate to record a valuation allowance against the entire amount of the $24.2 million deferred tax asset recognized in adopting SFAS No. 142, given the uncertainty of realization and the lack of income in the reporting unit. The Asia goodwill was not deductible for tax purposes.

Comparison of the year ended December 31, 2001 to the year ended December 31, 2000

      Revenues. Revenues for the year ended December 31, 2001 were $2,467.4 million, a 2.5% decrease, compared to $2,532.0 million for the year ended December 31, 2000. The decrease was comprised of U.S. and Canada volume declines of $263.0 million, primarily in the following platforms: Dodge Dakota, Durango and Ram pickup; Chrysler LH; Ford Econoline, Focus, Explorer, Expedition, Taurus and Ranger; and Lincoln LS/ Jaguar S-Type. Other declines in revenues of $126.0 million were attributable to a decline in GM light truck program sales and the sale of our heavy truck business in December 2000. These declines were offset by $324.4 million in incremental revenues associated with the acquisitions of Algoods (May 2000), Caterina (July 2000), Presskam (November 2000) and Seojin (November 2000) and the consolidation of Tower Golden Ring (July 2001).

      Cost of Sales. Cost of sales as a percent of revenues for the year ended December 31, 2001 was 88.8% compared to 85.3% for the year ended December 31, 2000. The decline in the gross profit margin was primarily due to decreased production volumes and product mix changes on light truck, sport utility and other models served by us in North America and increasing sales with lower margins in Europe, Asia and South America. Increased costs associated with the launch of the Ford Explorer, Dodge Ram Truck and Cadillac CTS programs also contributed to the decline in 2001 gross margins as compared to 2000. We experienced an unusually high number of launches in 2001. The costs incurred with respect to these launches exceeded planned costs due to both a greater than expected number of engineering changes from our customers as well as unanticipated launch inefficiencies.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $139.2 million, or 5.6% of revenues, for the year ended December 31, 2001 compared to $142.0 million, or 5.6% of revenues, for the year ended December 31, 2000. Excluding the write-off of debt issuance costs of $5.0 million which are now reflected in selling, general and administrative expenses, the increase in all other selling, general and administrative costs was due primarily to incremental costs of $12.4 million associated with our acquisition of Algoods, Caterina, Presskam, and Seojin and the consolidation of Tower Golden Ring, offset by $10.2 million in decreased costs due mainly to reductions in headcount in the consolidation of our engineering and support activities.

      Amortization Expense. Amortization expense for the year ended December 31, 2001 was $24.8 million compared to $21.5 million for the year ended December 31, 2000. The increase was due to incremental goodwill amortization related to the acquisitions of Algoods, Caterina, Presskam and Seojin.

      Interest Expense, net. Interest expense (net of interest income) for the year ended December 31, 2001 was $73.8 million compared to $64.7 million for the year ended December 31, 2000. Interest expense increased due to the (1) full year effect in 2001 of increased borrowings to fund our acquisitions of Algoods, Caterina, Presskam and Seojin and additional equity investment in Yorozu totaling $23.5 million, offset by (2) decreased interest rates and decreased spreads associated with the new credit agreement of $12.7 million, and (3) increased capitalized interest on construction projects of $1.7 million.

      Income Taxes. The effective income tax rate is not comparable between the years as a result of the loss in 2001 compared to income in 2000. The entire amount of the loss in 2001 did not receive tax benefit due to amortization and write-off of nondeductible goodwill, and the provision of a valuation allowance for a capital loss carryforward.

      Equity in Earnings of Joint Ventures. Equity in earnings of joint ventures net of tax, was $17.3 million and $22.5 million for the years ended December 31, 2001 and 2000, respectively. These amounts represent our share of the earnings from our joint venture interests in Metalsa, Tower Golden Ring, Yorozu, and DTA Development, in the 2001 period and Metalsa, Caterina, Tower Golden Ring, and Seojin in the 2000 period. The decrease in 2001 was due primarily to the consolidation of Tower Golden Ring beginning in the third quarter of 2001.

      Minority Interest. Minority interest for the years ended December 31, 2001 represents dividends, net of income tax benefits, on the 6 3/4% Trust Preferred Securities and the minority interest held by the 40% joint venture partners in Tower Golden Ring. Minority interest for the year ended December 31, 2000 represents dividends, net of income tax benefits on the 6 3/4% Trust Preferred Securities. The increase in minority interest expense in 2001 was due primarily to the consolidation of Tower Golden Ring in the third quarter of 2001.

Restructuring and asset impairment charge

      Our growth through acquisitions coincided with an extended period of high automotive production that resulted in higher levels of utilization of our acquired resources and capacity and contributed to periods of strong operating results. During the second half of 2000, we focused our efforts on reducing the capacity of the enterprise and improving the efficiency of our continuing operations. Beginning in the fourth quarter of 2000, we:

      • divested our non-core heavy truck business;

•	consolidated our manufacturing operations by closing manufacturing locations in Kalamazoo, Michigan, Sebewaing, Michigan, and certain operations in Milwaukee, Wisconsin;

•	reduced redundant overhead through a consolidation of our technical activities and a reduction of other salaried colleagues;

      • reorganized the management of our U.S. and Canada region;

•	discontinued remaining stamping and ancillary processes performed at our Milwaukee Press Operations and relocated remaining work to other locations or Tier II suppliers; and.

•	transferred production of high-volume frame assemblies for the Ford Ranger from our Milwaukee facility to our Bellevue I facility in Bellevue, Ohio.

      These actions were accomplished through four restructurings, which are described in more detail below. The first restructuring, which we refer to as the “2000 Plan,” was initiated in October 2000, the second restructuring, which we refer to as the “2001 Plan,” was initiated in October 2001, the third restructuring, which we refer to as the “2002 Plan,” was initiated in January 2002 and the fourth restructuring, which we refer to as the “2003 Plan,” was initiated in May 2003.

      We announced in October 2003 additional plans to consolidate our North American operations and management, reconfigure our Grand Rapids, MI corporate activities and close our Rochester Hills, MI prototype tooling facility. Qualified restructuring costs relating to these activities will begin to be recognized by us commencing in the fourth quarter of 2003.

      The restructuring and asset impairment charges consist of both restructuring charges and non-restructuring related asset impairments, major components of which are discussed in the sections below. The following table summarizes the principal components of these charges (in millions):

	2000	2001	2002	2003
	Plan	Plan	Plan	Plan

Restructuring and related asset impairments
Asset impairments	$103.7	$127.4	$47.2	$12.6
Severance and outplacement costs	25.2	24.6	8.4	4.7
Loss contracts	8.1	—	—	—
Other exit costs	4.3	32.0	19.8	7.7
Revision of estimate associated with previous plans	—	(5.9)	(14.3)	—

Total restructuring related charges	141.3	178.1	61.1	25.0

Other goodwill and asset impairments
Goodwill write down	—	108.6	—	—
Other asset impairments	—	50.7	—	—
Investment impairment	—	46.3	—	—

Total non restructuring related goodwill and asset impairment charges	—	205.6	—	—

Total restructuring and asset impairment charges, net	$141.3	$383.7	$61.1	$25.0

Estimated cash and non cash charges in the original Plan are as follows:
Non-cash charges	$103.7	$333.0	$45.3	$12.6

Cash charges	$37.6	$50.7	$15.8	$12.4

      Under the 2000 Plan, we realized cash savings of approximately $32 million in 2001 as a result of reductions in payroll costs directly related to restructuring activities. Under the 2001 Plan, we realized cash savings of approximately $18 million in the first nine months of 2003 and expect to realize an additional $6 million of cash savings through the remainder of 2003. Under the 2002 Plan, we realized cash savings of approximately $14 million during the first nine months of 2003 and expect to realize an additional $2 million of cash savings through the remainder of 2003. Under the 2003 Plan, we expect to realize annual cash savings of approximately $10 million beginning in 2004. These cash savings from all four Plans are attributable to permanent payroll reductions and are expected to be realized annually.

Non-restructuring asset impairments

      During the third quarter of 2003, we evaluated the current operating plans and current and forecasted business for three of our frame assembly plants. In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”, we determined that there were indicators of impairment present for each of the facilities based upon the potential for new business and evaluation of pricing. Cash flow projections were prepared which indicated that there were not sufficient cash flows projected to support the carrying value of the long-lived assets at these facilities and they were written down to their fair value based upon discounted cash flows. The asset write-offs consisted of property and equipment totaling $122.7 million and are included in the $124.6 million restructuring and asset impairment charge line item in the condensed consolidated statement of operations for the three months ended September 30, 2003. The non-restructuring related asset impairment charges recorded during the third quarter 2003 are within the United States/ Canada reportable segment. The additional $1.9 million charge recorded in the restructuring and asset impairment line during the quarter ended September 30, 2003 related to cash charges, primarily severance, associated with the 2003 Plan discussed below.

Milwaukee Ranger (2003 plan):

      On May 27, 2003, we announced that we would transfer the production of high-volume frame assemblies for the Ford Ranger from our Milwaukee facility to our Bellevue I facility in Bellevue, Ohio. The relocation of the Milwaukee Ranger production line is expected to be completed by June 2004 and we expect to realize annual cash savings, related primarily to reduced labor costs, of approximately $10 million following the full completion of the move. As a result of the 2003 Plan, we have recorded $25.0 million pre-tax restructuring and asset impairment charges through September 30, 2003. These charges reflect estimated qualifying “exit costs” comprising cash charges of $4.7 million, pension and other post-retirement benefit plan curtailment costs of $7.7 million and non-cash asset impairment charges of $12.6 million. In connection with this activity, we expect to incur total restructuring charges of approximately $40 million as the costs are incurred in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” We expect to recognize the remaining charges of approximately $15 million of additional severance costs in future periods as the affected colleagues reach the end of their respective employment periods. The costs incurred to date as well as the costs expected to be incurred relating to the 2003 Plan are within the United States/ Canada reportable segment. The 2003 Plan will result in a reduction of approximately 250 colleagues, with the eliminations commencing in the fourth quarter of 2003. The estimated restructuring charge does not cover certain aspects of the 2003 Plan, including movement of equipment and colleague relocation and training. These costs will be recognized in future periods as incurred.

      The accrual for the 2003 Plan is included in accrued liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2003. The table below summarizes the accrued operational realignment and other charges related to the 2003 Plan through September 30, 2003 (in millions):

	Asset
	Impairment	Severance and	Other Exit
	Costs	Outplacement	Costs	Total

Provision	$12.6	$2.8	$7.7	$23.1
Additional provision	—	1.9	—	1.9
Cash usage	—	(3.1)	—	(3.1)
Non-cash charges	(12.6)	—	(7.7)	(20.3)

Balance at September 30, 2003	$—	$1.6	$—	$1.6

During the second quarter of 2003, we charged $7.7 million of other exit costs from the 2003 Plan restructuring reserves for expected curtailment cost against the pension liability accrual.

Milwaukee press operations (2002 plan):

      On January 31, 2002, we announced that we would discontinue the remaining stamping and ancillary processes performed at our Milwaukee Press Operations and relocate the remaining work to other Tower locations or Tier II suppliers. We substantially completed the transfer process in 2002. As a result of the 2002 Plan, we recorded a restructuring charge in the first quarter of 2002 totaling $75.4 million, which reflects the estimated qualifying “exit costs” to be incurred during the 12 months subsequent to the establishment of the 2002 Plan. During the fourth quarter of 2002, due to a favorable settlement of anticipated other exit costs and an assessment of remaining costs, we subsequently reduced the estimates associated with the 2002 and 2001 Plans by $14.3 million, resulting in a net restructuring charge of $61.1 million for 2002.

      The 2002 Plan charge includes costs associated with asset impairments, severance and outplacement costs related to colleague terminations and certain other exit costs. These activities resulted in a reduction of approximately 500 colleagues.

      The accrual for the 2002 Plan is included in accrued liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2003. The table below summarizes the accrued operational realignment and other charges related to the 2002 Plan through September 30, 2003 (in millions):

	Severance and	Other Exit
	Outplacement	Costs	Total

Balance at December 31, 2002	$3.5	$1.0	$4.5
Cash usage	(1.8)	(1.0)	(2.8)
Revision of estimate associated with 2002 Plan	(0.7)	—	(0.7)

Balance at September 30, 2003	$1.0	$—	$1.0

      We anticipate utilizing the remaining 2002 Plan restructuring reserves as originally intended, with the ultimate disposition occurring during the year ending December 31, 2003.

Sebewaing and Milwaukee press operations (2001 plan):

      In October 2001, our board of directors approved a restructuring of the enterprise that included the closing of the Sebewaing, Michigan facility. In addition, in December 2001, our board of directors approved a restructuring plan that related to the consolidation of technical activities and a reduction of other salaried colleagues in conjunction with a reorganization of our U.S. and Canada operations and the relocation of some component manufacturing from our Milwaukee Press Operations to other Tower locations. As a result of the 2001 Plan, we recorded a restructuring charge in the fourth quarter of 2001 of $178.1 million, which reflects the estimated qualifying “exit costs” to be incurred during the 12 months subsequent to the establishment of the 2001 Plan. This total reflected a provision of $184.0 million, net of certain revisions in the estimate of the 2000 Plan of $5.9 million, which were reversed in 2001.

      The 2001 Plan charge includes costs associated with asset impairments, severance and outplacement costs related to colleague terminations and certain other exit costs. These activities resulted in a reduction of more than 700 colleagues in our technical and administrative centers in Novi, Rochester Hills, and Grand Rapids, Michigan; Milwaukee, Wisconsin; and our U.S. and Canada manufacturing locations.

      The accrual for the 2001 Plan is included in accrued liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2003. The table below summarizes the accrued operational realignment and other charges related to the 2001 Plan through September 30, 2003 (in millions):

	Severance and
	Outplacement	Other Exit
	Costs	Costs	Total

Balance at December 31, 2002	$1.0	$8.3	$9.3
Cash usage	(1.0)	(4.2)	(5.2)
Revision of estimate associated with 2001 Plan	—	0.7	0.7

Balance at September 30, 2003	$—	$4.8	$4.8

      The remaining other exit costs relate primarily to the present value of operating lease payments that we are obligated to pay through 2010.

Heavy truck and Kalamazoo stamping operations (2000 plan):

      In October 2000, our board of directors approved the 2000 Plan, which was intended to improve our long-term competitive position and lower our cost structure. The 2000 Plan included phasing out the heavy truck rail manufacturing in Milwaukee, Wisconsin; reducing stamping capacity by closing the Kalamazoo, Michigan facility; and consolidating related support activities across the enterprise. We recognized a charge to operations of approximately $141.3 million in the fourth quarter of 2000, which reflected the estimated qualifying “exit costs” to be incurred during the 12 months subsequent to the establishment of the 2000 Plan.

      The 2000 Plan charge included costs associated with asset impairments, severance and outplacement costs related to colleague terminations, loss contract provisions and certain other exit costs. These activities resulted in a reduction of approximately 850 colleagues.

      The asset impairments consisted of long-lived assets, including fixed assets, manufacturing equipment and land, from the facilities we intend to dispose of or discontinue. For assets that were disposed of currently, we measured impairment based on estimated proceeds on the sale of the facilities and equipment. For assets that will be held and used in the future, we prepared a forecast of expected undiscounted cash flows to determine whether asset impairment existed, and used fair values to measure the required write-downs. These asset impairments have arisen only as a consequence of us making the decision to exit these activities during the fourth quarter of 2000.

      The accrual for the 2000 Plan was fully utilized as of December 31, 2001. The table below summarizes the accrued operational realignment and other charges through December 31, 2001 (in millions):

		Severance and		Other
	Asset	Outplacement	Loss	Exit
	Impairments	Costs	Contracts	Costs	Total

Provision for operational realignment and other charges	$103.7	$25.2	$8.1	$4.3	$141.3
Cash payments	—	(8.7)	(2.5)	(0.3)	(11.5)
Non-cash charges	(103.7)	—	—	—	(103.7)

Balance at December 31, 2000	—	16.5	5.6	4.0	26.1
Cash payments	—	(13.6)	(4.2)	(2.4)	(20.2)
Revision of estimate	—	(2.9)	(1.4)	(1.6)	(5.9)

Balance at December 31, 2001	$—	$—	$—	$—	$—

      The following table summarizes the major components of the asset impairment charge for the 2000 Plan (in millions):

Carrying
Amount

Milwaukee Heavy Truck Rail Manufacturing	$47.3
Milwaukee Press Operations Machinery & Equipment	7.9
Milwaukee Shared Services Land & Equipment	19.8
Milwaukee Prototype & Technical Center Building, Machinery & Equipment	14.0
Kalamazoo Stamping Operations Land, Building & Equipment	5.7
Granite City Stamping Operations Machinery & Equipment	4.6
Related Stamping & Assembly Machinery & Equipment	4.4

Total	$103.7

      The triggering event for each major component’s asset impairment charge was the decision to exit the activities, which was made by our board of directors on October 2, 2000.

Non-restructuring asset impairments:

      The other goodwill and asset impairment charges recorded in 2001 are a result of our review of the carrying amount of certain of our goodwill, fixed assets and certain investments, based upon our current operating plans (including the organizational realignment initiative discussed above) and current and forecasted trends in the automotive industry. Based upon a review of anticipated cash flows, we determined that goodwill assigned to two of our plants was impaired and was written down. In addition, we identified assets which no longer had sufficient cash flows to support their carrying amounts and were written down to fair value, including our investment in J.L. French.

Overview of Seojin results

      We currently own a 66% equity interest in Seojin Industrial Company Limited. Seojin is an “Unrestricted Subsidiary” under the indenture governing the notes. Our historical consolidated financial information included in, and incorporated by reference into, this prospectus are presented on a consolidated basis and include the operations of Seojin. The following summarizes the operations of Seojin on a stand-alone basis for the respective periods:

	Year Ended		Nine Months Ended
	December 31,		September 30,

	2001	2002	2002	2003

Revenues	$349.5	$274.1	$191.1	$209.6
Cost of sales	324.8	245.4	175.4	195.4
Gross profit	24.7	28.7	15.7	14.2
Operating income (loss)	16.3	20.1	9.0	9.5

      Revenues for Seojin declined in 2002 compared to 2001 primarily due to the sale of its Iwahri, Korea plant to a Hyundai affiliate in the first quarter of 2002, partially offset by a strong economy and increased production volumes in 2002 at its sole customers, Hyundai and Kia. Gross profit increased in 2002 compared to 2001 in absolute terms and gross profit increased as a percentage of sales from 7.1% in 2001 to 10.5% in 2002 due to the sale of the Iwahri plant, which primarily assembled modules and had lower value-added content and thus lower margins. Operating income increased in 2002 compared to 2001 for the reasons noted above.

      Revenues for Seojin increased in the first nine months of 2003 compared to the first nine months of 2002 due to increased shipments to Hyundai and Kia including increased sales of two platforms, the Sorrento and the Carens, which were not produced in the 2002 period. These increases were partially offset by a decline in revenues of approximately $13 million in the 2003 period as compared to the 2002 period due to strikes at Hyundai and Kia during July and August 2003. Gross profit decreased in the first nine months of 2003 compared to the first nine months of 2002 due to the underabsorption of fixed costs attributable to these strikes. Operating income of $9.5 million in the first nine months of 2003 compares to operating income of $9.0 million in the first nine months of 2002. This improvement is due primarily to the higher selling, general, and administrative expenses in the first nine months of 2002 than the corresponding period in 2003.

Liquidity and capital resources

      The following summarizes our primary sources and uses of cash (in millions):

	Year Ended		Nine Months Ended
	December 31,		September 30,

	2001	2002	2002	2003

Sources of Cash:
Net income before depreciation and amortization, deferred income taxes, gain on sale of plant, equity in earnings of joint ventures, restructuring and asset impairment charges, customer recovery related to program cancellation and cumulative effect of change in accounting principle(1)	$178.1	$198.6	$146.3	$130.8
Increase (decrease) in receivables securitization	15.2	2.3	7.9	(1.6)
Decrease (increase) in accounts receivable	74.5	(33.6)	(56.7)	(66.2)
Decrease (increase) in inventories	21.4	(20.5)	(4.4)	9.7
Decrease (increase) in prepaid tooling and other assets	129.3	(36.5)	(41.0)	(97.3)
Increase in accounts payable	120.5	48.8	34.0	166.1
Increase (decrease) in accrued liabilities	13.1	32.2	(56.0)	1.4
Changes in other assets and liabilities	(38.3)	(60.3)	(10.9)	(2.8)

Net cash provided by (used in) operating activities	513.8	131.0	19.2	140.1
Proceeds from sale of fixed assets	—	50.3	50.3	—
Proceeds from issuance of stock	39.0	225.7	224.8	0.7
Proceeds from divestiture	—	4.0	—	—
Net proceeds from borrowings of debt	—	—	—	157.4

Total sources of cash	$552.8	$411.0	$294.3	$298.2

Uses of Cash:
Capital expenditures, net(2)	$194.0	$159.0	$108.4	$180.1
Acquisitions, including joint venture interests and earnout payments	5.4	40.8	35.9	(3.5)
Repurchase of stock	—	59.9	17.4	—
Increase (decrease) in cash balances	18.4	(8.1)	4.2	121.6
Net repayments of debt	335.0	159.4	128.4	—

Total uses of cash	$552.8	$411.0	$294.3	$298.2

(1)	Net income before depreciation and amortization, deferred income taxes, gain on sale of plant, equity in earnings of joint ventures, restructuring and asset impairment charges, customer recovery related to program cancellation and cumulative effect of change in accounting principle is computed as follows (in millions):

	Year Ended		Nine Months Ended
	December 31,		September 30,

	2001	2002	2002	2003

Net income (loss)	$(267.5)	$(97.6)	$(114.9)	$(91.6)
Depreciation and amortization	159.9	140.8	102.2	119.6
Deferred income tax expense (benefit)	(80.8)	2.1	(12.7)	(50.3)
Gain on sale of plant	—	(3.8)	(3.8)	—
Equity in earnings of joint ventures, net	(17.2)	(16.8)	(12.7)	(8.2)
Restructuring and asset impairment charges, net	383.7	61.1	75.4	145.7
Customer recovery related to program cancellation	—	—	—	15.6
Cumulative effect of change in accounting principle, net	—	112.8	112.8	—

	$178.1	$198.6	$146.3	$130.8

(2)	We lease certain equipment utilized in our operations under operating lease agreements. If certain equipment had been purchased instead of leased, capital expenditures would have been $187.2 million and $265.7 million in 2002 and 2001, respectively.

Sources of cash

      Our principal sources of cash are cash flow from operations, commercial borrowings and capital markets activities. During the nine months ended September 30, 2003 and the year ended December 31, 2002, we generated $140.1 million and $131.0 million, respectively, of cash from operations. This compares with $19.1 million generated during the same nine month period in 2002 and $513.8 million generated during the year ended December 31, 2001, which was a year of significant focus by us on working capital improvement. Net income before depreciation, deferred income taxes, gain on sale of plant, equity in joint venture earnings, restructuring and asset impairment charges, customer recovery related to program cancellation and cumulative effect of change in accounting principle was $115.2 million and $146.3 million for the nine months ended September 30, 2003 and September 30, 2002, respectively, and was $198.6 million and $178.1 million for 2002 and 2001, respectively. Operating cash flow was reduced by $11.1 million in the nine months ended September 30, 2003, $30.6 million in the nine months ended September 30, 2002, $37.1 million in 2002 and $21.5 million in 2001 for cash restructuring payments, and was increased by net tax refunds of $0.3 million in the nine months ended September 30, 2003, $19.8 million in 2002 and $12.9 million in 2001, respectively, and decreased by net tax payments of $1.3 million in the nine months ended September 30, 2002. Operating cash flow was also reduced in the nine months ended September 30, 2003 and September 30, 2002 and for the year ended December 31, 2002 by $20.8 million, $28.0 million, and $32.9 million respectively, for required pension contributions. No pension contributions were made by us in the 2001 period. In total, working capital and other operating items decreased operating cash flow by $67.6 million during 2002 and increased operating cash flow by $335.7 million during 2001. Our expected pension contribution funding requirements for the remainder of 2003 are approximately $16 million. In total, working capital and other operating items decreased operating cash flow by $9.3 million and $127.2 million for the nine months ended September 30, 2003 and 2002, respectively.

      In April 2002, we entered into a sale-leaseback transaction involving seven of our manufacturing facilities contributing $50.3 million to the cash flow of the 2002 period. Under the terms of the sale-leaseback agreement with investment banking firm W.P. Carey and Company, LLC, the facilities will be leased to us under an 18-year term. The lease requires quarterly payments of approximately $1.6 million through 2020 and is accounted for as an operating lease.

      The issuance of common stock under the underwritten primary offering of 17.25 million shares completed in May 2002 contributed $222.4 million to the cash flow for the nine months ended September 30, 2003. The issuance of stock from our colleague stock purchase plan and option plans contributed an additional $0.7 million and $2.4 million to cash flow for the nine months ended September 30, 2003 and 2002, respectively. Repurchases of common stock used $17.4 million in cash during the nine months ended September 30, 2002. The issuance of stock for our colleague stock purchase plan and option plans contributed an additional $3.3 million to cash flow for the 2002 period. In August 2001, we realized net proceeds of $37.5 million from the issuance of 3.6 million shares of common stock in a private placement transaction. The issuance of stock from our colleague stock purchase plan and option plans contributed an additional $1.5 million to cash flow for the 2001 period.

      In June 2003, we completed the offering of outstanding notes. The notes were discounted upon issuance to yield 12.5%, payable semi-annually. The notes are recorded in our condensed consolidated balance sheet net of discount of $7.1 million as of September 30, 2003. The notes rank equally with all of our other senior unsecured and unsubordinated debt and mature on June 1, 2013.

      In June 2003, we completed an amendment to our senior credit facility (the “Credit Agreement”) to reduce the borrowing capacity of the facility and provide for amended financial covenants in order to enhance overall liquidity. The amendment reduced the former $725 million facility to a $600 million facility. The term portion of the facility increased from $125 million to $240 million, and the revolver portion decreased from $600 million to $360 million. The amount available to borrow under the revolver portion of the credit facility is restricted by $44 million of permanent letters of credit, and is also restricted by $200 million to provide flexibility for Parent to redeem its $200 million convertible subordinated notes (due August 1, 2004), in the event it elects to do so without refinancing the convertible notes in another manner. The Credit Agreement also includes a multi-currency borrowing feature that allows us to borrow up to $316 million in certain freely tradable offshore currencies, and letters of credit sublimits of $250 million. As of September 30, 2003, there were no outstanding revolver borrowings. Interest on the Credit Agreement is at the financial institutions’ reference rate, LIBOR, or the Eurodollar rate plus a margin ranging from 100 to 325 basis points depending on the ratio of the consolidated funded debt for our restricted subsidiaries to total EBITDA. The weighted average interest rate for such borrowings was 5.0% for the nine months ended September 30, 2003 (including the effect of the interest rate swap contract discussed below). The Credit Agreement has a final maturity of 2006.

      At September 30, 2003, we had no outstanding borrowings under the revolving credit facility of $360 million. In order to borrow under the revolving facility, we must meet certain covenant ratio requirements, including but not limited to a minimum interest coverage and maximum leverage ratio. Under the most restrictive covenants, the amount of unused availability under the revolving facility was $71.5 million at September 30, 2003, compared to unused availability of $221.4 million at September 30, 2002. However, due to the restrictions discussed above, availability due to revolver capacity limits is reduced to $53.0 million at September 30, 2003. The revolver availability combined with our cash balances of $135.3 million and $25.9 million as of September 30, 2003 and 2002, respectively, produced total available liquidity of $188.3 million and $247.3 million for those same periods. The $59.0 million decrease in available liquidity between the periods resulted from the increase in indebtedness (as defined in the Credit Agreement) and reduced revolver capacity under the amended Credit Agreement, offset by an increase in trailing four quarter EBITDA (as defined in the Credit Agreement) and an increase in cash between the periods. The covenant conditions contained in the Credit Agreement also limit our ability to pay dividends. As of September 30, 2003, we were in compliance with all debt covenants, and we anticipate achieving covenant compliance for the remainder of 2003.

      In September 2000, we entered into an interest rate swap contract to hedge against interest rate exposure on approximately $160 million of our floating rate indebtedness under the Credit Agreement. The contracts have the effect of converting the floating rate interest to a fixed rate of approximately 6.9%, plus any applicable margin required under the Credit Agreement. The interest rate swap contract was executed to balance our fixed-rate and floating-rate debt portfolios and expires in September 2005.

      In June 2001, we entered into a financing agreement whereby our domestic operating units sell eligible customer receivables on an ongoing basis to a fully consolidated financing subsidiary. The financing subsidiary subsequently sells its interest in the receivables to a third party funding agent in exchange for cash and a subordinated interest in the unfunded receivables transferred. We act as an administrative agent in the management and collection of accounts receivable sold. Through December 31, 2002, we realized net cash proceeds of $17.5 million from the sale of receivables.

      In July 2000, Issuer issued Euro-denominated senior unsecured notes in the amount of €150 million ($174.8 million at September 30, 2003). The notes bear interest at a rate of 9.25%, payable semi-annually. The notes rank equally with all of our other senior unsecured and unsubordinated debt. The net proceeds after issuance costs were used to repay a portion of our existing Euro-denominated indebtedness under our credit facility. The notes mature on August 1, 2010.

Uses of cash

      Our principal uses of cash are debt repayment, capital expenditures and acquisitions and investments in joint ventures. Net cash used in investing activities was $176.6 million during the nine months ended September 30, 2003, as compared to $93.9 million in the prior period. Net cash used in investing activities was $145.4 million during the year ended December 31, 2002, as compared to $199.4 million in the prior period. Dividends received from investments in joint ventures increased investing cash flows by $3.5 million during the nine months ended September 30, 2003. Earnout payments offset by net proceeds received from the sale of a plant, reduced investing cash flows by $35.9 million during the nine months ended September 30, 2002. Earnout payments offset by net proceeds received from the sale of a plant, reduced investment cash flows by $36.8 million in the year ended 2002. Our consolidation of Tower Golden Ring, the acquisition of an additional 13.8% interest in Yorozu, and payments and dividends received from investments in joint ventures decreased net cash used in investing activities by $5.4 million in the year ended 2001. We are reviewing the merits of acquiring, from our joint venture partner, the remaining 34% interest in Seojin. Seojin is currently owed a note receivable of approximately $8 million from this minority interest partner, which became due in March 2003. The minority interest partner’s shares in Seojin are pledged as collateral for the note receivable. In order to enforce the collateral agreement, we must purchase the remaining shares from our joint venture partner, the terms of which are being negotiated. We believe that Seojin has adequate financing resources under its local revolving debt facilities, which are not covered under our Credit Agreement, or can secure new local financing, if necessary, in order to fund any additional purchase of shares. If we were to acquire these remaining shares, we would own 100% of Seojin.

      Net capital expenditures were $180.1 million and $108.4 million during the nine months ended September 30, 2003 and 2002, respectively, and were $159.0 million and $194.0 million in 2002 and 2001, respectively. Capital expenditures in 2003 include significant investments to support major product launches. We estimate our 2003 capital expenditures will be approximately $240 million, compared to previous estimates of approximately $200 million. This increase is primarily associated with additional spending at our new facility in Ford’s supplier park in Chicago. Capital expenditures in 2002 included investment in new programs, additional capabilities in Europe, maintenance, safety and productivity improvements. Where appropriate, we may lease rather than purchase such equipment, which would have the effect of reducing this anticipated level of capital expenditures. If certain equipment had been purchased instead of leased, capital expenditures would have been $187.2 million and $265.7 million in 2002 and 2001, respectively. We lease certain equipment utilized in our operations under operating lease agreements. We intend to continue to utilize operating lease financing on occasion when the effective interest rate equals or is lower than our financing costs and the lease terms match the expected life of the respective program. Annual operating lease payments under our lease agreements range from $51 million to $62 million for the next five years. Operating lease expense is included in cost of sales in our statements of operations.

      Net cash provided by financing activities totaled $158.0 million and $79.0 million for the nine months ended September 30, 2003 and 2002, respectively, and $6.4 million for the year ended December 31, 2002, compared with net cash used in financing activities of $296.0 million in the prior period. Net borrowings of debt were $157.4 million and net repayments of debt were $128.4 million for the nine months ended September 30, 2003 and 2002, respectively. Net proceeds from the issuance of stock of $225.7 million and $39.0 million were offset by net repayments of debt of $159.4 million and $335.0 million for the comparable 2002 and 2001 periods, respectively. Also offsetting proceeds from the issuance of stock in 2002 were payments for the repurchase of common shares of $59.9 million.

Working capital

      We maintained significant negative levels of working capital of $387.9 million, $305.5 million and $379.8 million as of September 30, 2003, December 31, 2002 and December 31, 2001, respectively, as a result of our continuing focus on minimizing the cash flow cycle. The $82.4 million net decrease in working capital in 2003 was due to the combined effects of a $9.7 million decrease in inventory, a $188.2 million increase in current maturities primarily due to the reclassification of the $200 million Convertible Subordinated Notes to current maturities, and a $165.9 million net increase in accounts payable and accrued liabilities resulting primarily from the increase in tooling payables at September 30, 2003, and a $3.7 million decrease in the current net deferred tax asset, offset by a $121.6 million increase in cash primarily attributable to net proceeds of approximately $244 million related to the senior notes offering completed in June 2003, a $66.2 million timing related increase in accounts receivable and a $97.3 million timing-related increase in prepaid tooling and other current assets. The $74.3 million net increase in working capital in 2002 was due to a $33.6 million increase in accounts receivable and a $20.5 million increase in inventories attributable to the significant sales and production increases in December 2002 relative to December 2001, a $36.5 million timing-related increase in tooling, and $37.1 million in restructuring reserve payments made during 2002, offset by a $39.7 million increase in accounts payable and other current liabilities resulting from the increase in production volumes, in addition to a $13.7 million decrease in other current assets. Our management of our accounts receivable includes participation in specific receivable programs with key customers that allow for accelerated collection of receivables, subject to interest charges ranging from 4.6% to 6.0% at an annualized rate. We expect to continue our focus on maintaining a large negative working capital position through a continuation of the efforts discussed above and continued focus on minimizing the length of the cash flow cycle.

      We believe that funds generated by operations, together with available borrowing capacity under our Credit Agreement, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures, and other operating needs. We anticipate that we will meet our liquidity requirements through the prudent use of our cash resources, effective management of operating working capital and capital expenditures and also employing other potential financing and strategic alternatives, as required. Certain assumptions underlie this belief, including among others, that there will be no material adverse developments in our business, the automotive market in general, or our anticipated activities and costs associated with new program launches scheduled for the next twelve months.

Contractual obligations and commercial commitments

      Our contractual obligations and commercial commitments as of December 31, 2002 are as follows:

	Payments Due by Period

		Less than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years
Contractual Obligations

	(In thousands)
Long-term debt	$645,498	$110,278	$77,581	$224,803	$232,836
Convertible Subordinated Notes*	199,984	—	199,984	—	—
Capital lease obligations	39,923	10,192	15,789	10,585	3,357
Operating leases	460,435	59,383	123,300	107,782	169,970

Balance at December 31, 2002	$1,345,840	$179,853	$416,654	$343,170	$406,163

*	The Convertible Subordinated Notes are due on August 1, 2004 and are convertible into common stock of Tower Automotive at a conversion price of $25.88 per share; therefore, they have been included as part of the contractual obligations in the 1-3 year period above.

      Our commercial commitments included up to $250 million of standby letters of credit which are available under the terms of our $725 million senior unsecured credit agreement of which $85 million was outstanding as of December 31, 2002.

     Loss contracts, facility shutdown and payroll related costs

      We are committed under certain existing agreements, assumed in connection with prior acquisitions, to supply product to our customers at selling prices that are not sufficient to cover the direct costs to produce those parts. We are obligated to supply these products for the life of the related vehicles, which is typically three to ten years. Accordingly, we recognize liabilities at the time these losses are probable and reasonably estimable at an amount equal to the minimum amount necessary to fulfill our obligations to our customers. The reserves established in connection with these recognized losses are reversed as the product is shipped to the customers.

      Our acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at fair value as of the dates of the acquisitions. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition.

      In conjunction with our acquisitions, reserves have been established for certain costs associated with facility shutdown and consolidation activities, for general and payroll related costs primarily for planned colleague termination activities, and for provisions for acquired loss contracts. A rollforward of these reserves is as follows:

	Facility	Payroll
	Shutdown Costs	Related Costs	Loss Contracts

	(In millions)
Balance at December 31, 2000	$7.3	$3.8	$28.7
Utilization	(2.1)	(2.7)	(11.7)

Balance at December 31, 2001	5.2	1.1	17.0
Utilization	(0.7)	(1.1)	(3.9)
Revision of estimate	—	—	(7.0)

Balance at December 31, 2002	$4.5	$—	$6.1

      The timing of facility shutdown and consolidation activities was adjusted from our original plans to reflect customer concerns over supply interruption. As of December 31, 2002, all of the identified facilities have been shut down, but we continue to incur ongoing costs related to maintenance, taxes and other items related to buildings that are held for sale. Our acquisition reserves have been utilized as originally intended, and management believes the liabilities recorded for shutdown and consolidation activities are adequate, but not excessive as of December 31, 2002.

      In 2002, we revised our accrual for estimated loss contracts to reflect the discontinuance of certain contracts that we were fulfilling at a loss, and the reduction of costs associated with remaining loss contracts which were transferred to lower cost locations as part of our restructuring activities.

Effects of inflation

      Inflation generally affects us by increasing the interest expense of floating-rate indebtedness and by increasing the cost of labor, equipment and raw materials. However, because selling prices generally cannot be increased until a model changeover, the effects of inflation must be offset by productivity improvements and volume from new business awards.

Market risk

      We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. Our policy is to not enter into derivatives or other financial instruments for trading or speculative purposes. We periodically enter into financial instruments to manage and reduce the impact of changes in interest rates.

      Interest rate swaps are entered into as a hedge of underlying debt instruments to change the characteristics of the interest rate from variable to fixed without actually changing the debt instrument. Therefore, these interest rate swap agreements convert outstanding floating rate debt to fixed rate debt for a period of time. For fixed rate debt, interest rate changes affect the fair market value, but do not impact earnings or cash flows. Conversely for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.

      At September 30, 2003, Tower Automotive had total debt and obligations under capital leases of $1.3 billion. This debt is composed of fixed rate debt of $1,044.5 million and floating rate debt of $290.0 million. The pre-tax earnings and cash flow impact in 2003 resulting from a one percentage point increase in interest rates on our variable rate debt would be approximately $2.9 million, holding other variables constant. A one percentage point increase in interest rates would not materially impact the fair value of the fixed rate debt.

      A portion of our revenues was derived from manufacturing operations in Europe, Asia and South America. The results of operations and financial position of our foreign operations are principally measured in their respective currency and translated into U.S. dollars. The effects of foreign currency fluctuations in Europe, Asia and South America are somewhat mitigated by the fact that expenses are generally incurred in the same currency in which revenues are generated. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency.

      A portion of our assets is based in our foreign operations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected as a separate component of stockholders’ investment. Accordingly, our consolidated stockholders’ investment will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency.

      Our strategy for management of currency risk relies primarily upon conducting our operations in a country’s respective currency and may, from time to time, also involve hedging programs intended to reduce our exposure to currency fluctuations. Management believes the effect of a 100 basis point movement in foreign currency rates versus the dollar would not have materially affected our financial position or results of operations for the periods presented.

Critical accounting policies

      We believe the following represent our critical accounting policies:

      Goodwill and Impairment of Long-Lived Assets — During 2002, we adopted the new rules on accounting for goodwill and other intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” During the second quarter of 2002, we completed our formal valuation procedures under SFAS No. 142, utilizing a combination of valuation techniques, including the discounted cash flow approach and the market multiple approach. As a result of this valuation process as well as the application of the remaining provisions of SFAS No. 142, we recorded a transitional impairment loss of $112.8 million, representing the write-off of all of our existing goodwill in the reporting units of Asia ($29.7 million) and South America/ Mexico ($83.1 million). We utilized projections of future cash flows for each of its reporting units in determining their fair value for purposes of this analysis. Such amounts are estimates made by management using the best information available at that time.

      During 2001, we recorded goodwill and long-lived asset impairment writedown provisions of $333.0 million, pursuant to restructuring of our operations and revised cash flow expectations for the related business units.

      Other Loss Reserves — We have other loss reserves such as purchase accounting reserves, restructuring reserves, and loss contract reserves that require the use of estimates and judgment regarding profitability, risk exposure, and ultimate liability. Reserves for loss contracts are estimated by determining which parts are being sold pursuant to loss contracts, their profitability per unit and expected sales volumes over the life of each contract. Other losses are estimated using consistent and appropriate methods; however, changes to the assumptions could materially affect the recorded liabilities for loss. During 2002, favorable adjustments to our loss contract reserves of approximately $7.0 million were recorded to reflect the discontinuance of certain contracts that we were fulfilling at a loss, and the reduction of costs associated with remaining loss contracts which were transferred to lower cost locations as part of our restructuring activities.

      Customer Tooling and Other Design Costs — As indicated in Note 2 to our audited consolidated financial statements, we incur costs related to tooling for specific customer programs, which in some instances is owned by our customers. Because we have the contractual right to use such tooling over the life of the supply arrangement with our customers, these tooling costs are capitalized and amortized over the life of the related product.

      Pension and Other Post-Retirement Benefits — The determination of the obligation and expense for pension and other postretirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 11 to our audited consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets, as well as expected increases in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in such future periods. While we believe that our current assumptions are appropriate based on available information, significant differences in the actual experience or significant changes in the assumptions may materially affect the pension and other postretirement obligations and the future expense. These factors, as well as whether or not Congress extends temporary funding relief currently enacted effective through December 2003, may also materially affect the rate at which we are required to make contributions to fund our pension plans in future years.

      We recorded pension expense (excluding special termination benefit costs and curtailment loss) of $13.8 million and $10.8 million for 2002 and 2001, respectively. We recorded other post-retirement benefit costs of $10.5 million and $13.0 million for 2002 and 2001, respectively. These amounts are calculated based on a number of actuarial assumptions, most notably the discount rates used in the calculation of our benefit obligations of 6.75% and 7.5% as of our September 30 measurement date in 2002 and 2001, respectively. The discount rate used by us is developed based on consultation with our actuary and is predominately based on the Moody’s Aa corporate bond rate as of the last business day of the actual measurement dates. We feel that the 75 basis point decrease in our discount rate is warranted based on the expectation that discount rates should move with general economic trends. A lower discount rate increases the present value of benefit obligations and increases pension expense. We have used consistent discount rates for our post-retirement benefit obligation calculation under SFAS No. 106 with those used for the measurement of its pension benefit liability under SFAS No. 87.

      The expected rates of return on pension plan assets under SFAS No. 87 of 8.5% and 9.5% as of December 31, 2002 and 2001, respectively, utilized by us are based on consultation with our actuary and represent our expected long-term rate of return on plan assets. The rate of return assumptions selected by us reflect our estimate of the average rate of earnings expected on the funds invested or to be invested in order to provide for future participant benefits to be paid out over time. As part of this estimate of our rate of return assumption, our actuary contemplated the composition of our plans’ actual investment policies, as well as, the expected long-term rates of return for the various categories of investment vehicles within the plans. We feel that the 100 basis point decrease in our expected return on plan assets is warranted based on the overall downward economic trend in investment returns experienced within the U.S. equity market during the last 18 months and reduced future expectations. Pension expense is also negatively affected by lower anticipated returns on assets.

      We expect our 2003 pension benefit expense (net of any special termination benefit costs or curtailment cost) to be approximately $17.5 million and our 2003 other post-retirement benefit expense (net of any curtailment cost) to approximate $13.3 million. If the assumption of the discount rate for 2003 were 75 basis points lower, the 2003 pension benefit expense and 2003 other post-retirement benefit expense would be increased by $1.7 million and $0.1 million, respectively. If the assumption of the expected rate of return on pension plan assets for 2003 were 100 basis points lower, the 2003 pension benefit expense would be increased by $1.1 million.

Recently issued accounting pronouncements

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other provisions, this Statement eliminates the requirement that gains and losses from extinguishment of debt be classified as extraordinary items. SFAS No. 145 became effective for us on January 1, 2003 and we now classify losses on extinguishments of debt that were classified as extraordinary items in prior periods when such prior periods are presented.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than when a company commits to an exit plan as was previously required. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The new standard resulted in our recognizing liabilities related to certain restructuring activities at the time the liability is incurred rather than the past method of recognizing the liability upon the announcement of the plan and communication to colleagues. This new standard resulted in a portion of our second quarter 2003 restructuring charge being recorded in future periods rather than during the quarter the commitment was made.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. We have included the additional disclosures about our method of stock-

based compensation prominently in both our annual and interim financial statements included elsewhere in this prospectus.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. We do not believe that the adoption of SFAS No. 149 will have a material impact on our results of operations or financial condition.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires that certain financial instruments previously accounted for as equity under previous guidance be classified as liabilities in statements of financial position. Such financial instruments include (i) mandatorily redeemable shares that the issuer is obligated to buy back in exchange for cash or other assets, (ii) instruments, including put options and forward purchase contracts, that require the issuer to buy back some of its shares in exchange for cash or other assets and (iii) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not believe the adoption of SFAS No. 150 will have a material impact on our results of operations or financial condition.

      In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions of FIN 45 are effective for all guarantees issued or modified after December 31, 2002. We currently do not have any guarantees requiring disclosure under FIN 45.

      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 addresses consolidation by business enterprises of certain variable interest entities. FIN 46 is effective for variable interests created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities in which we hold a variable interest that we acquired before February 1, 2003, the Interpretation applies on the fourth quarter of 2003. We have elected to adopt the provisions of FIN 46 early (July 1, 2003) as it relates to the securities issued by the Tower Automotive Capital Trust. We have determined that, under FIN 46, the trust which issued its mandatorily redeemable convertible preferred securities will no longer be consolidated by us. For the quarter ended September 30, 2003, we have modified our presentation of the securities by recording an amount due to the trust of $258.8 million as debt, and recording interest expense on the related obligation (previously recorded as minority interest, net of tax). Pursuant to the transition guidance in FIN 46, we have elected to adopt FIN 46 on a prospective basis. As a result, prior periods have not been reclassified to the new presentation. We do not anticipate any further impact from FIN 46, but will monitor interpretations as they are issued, prior to fully adopting the Statement in the fourth quarter of 2003.

Disclosure controls and procedures

      With the participation of management, our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) have concluded that as of September 30, 2003, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

Changes in and disagreements with accountants on accounting and financial disclosure

      We determined, for ourself and on behalf of our subsidiaries, to dismiss our independent auditors, Arthur Andersen LLP, and to engage the services of Deloitte & Touche LLP as our new independent auditors. The change in auditors was approved by our Audit Committee and Board of Directors and was effective as of June 20, 2002. As a result, Deloitte & Touche audited our consolidated financial statements for the year ended December 31, 2002.

      Arthur Andersen’s reports on our consolidated financial statements for the years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the year ended December 31, 2001 through June 20, 2002, which we refer to as the “Relevant Period,” (1) there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen’s satisfaction, would have caused Arthur Andersen to make reference to the subject matter of the disagreement(s) in connection with its reports on our consolidated financial statements for such year, and (2) there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

      During the Relevant Period, neither we nor anyone acting on our behalf consulted with Deloitte & Touche regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or (ii) any matters or reportable events as set forth in Items 304(a)(1)(iv) and (v), respectively, or Regulation S-K.

      We have not been able to obtain, after reasonable efforts, the re-issued reports or consent of Arthur Andersen related to the 2001 and 2000 consolidated financial statements included elsewhere in this prospectus. Therefore, we have included a copy of their previously issued report in this prospectus and as an exhibit to the registration statement of which this prospectus forms a part.

BUSINESS

Background

      We are a global leader in the design and manufacture of a broad range of structural metal components, assemblies and modules. As a leading automotive supplier, we provide technical design, engineering and program management capabilities covering a range of products that encompass the entire body structure of a vehicle. As the largest independent global supplier in this arena (based on net revenues), our customers include every major automotive original equipment manufacturer, or “OEM,” including Ford, DaimlerChrysler, General Motors (“GM”), Honda, Toyota, Renault/ Nissan, Fiat, Hyundai/ Kia, Mazda, BMW, Volkswagen Group, and Isuzu. We are able to deliver products and services to our customers on a global basis from more than 60 facilities located in North America, South America, Europe and Asia. For the year ended December 31, 2002, our revenues and Adjusted EBITDA (as defined in footnote 2 in “Summary — Summary Historical Consolidated Financial Data”) were approximately $2.8 billion and $263.5 million, respectively.

      We operate in the structural metal segment of the automotive supply industry, which underwent significant consolidation from 1993 to 2002. In order to lower costs and improve quality, OEMs are reducing their supplier base by awarding sole-source contracts to broadly capable suppliers like Tower Automotive who are able to supply large portions of a vehicle anywhere in the world. The OEMs’ qualifications for supplier selection include cost, quality, responsiveness, design, engineering, and program management capabilities. OEMs are increasingly seeking suppliers capable of providing complex structural assemblies rather than suppliers who provide only individual component parts. Additionally, OEMs are requiring their suppliers to have the capability to design and manufacture their products in multiple geographic markets. As a supplier with strong OEM relationships, scale and a global presence, we expect to continue to benefit from these trends going forward.

     Competitive strengths

      We believe our position as the largest independent global supplier of automotive structural components and assemblies (based on net revenues) is primarily due to the following competitive strengths.

      Design, Engineering and Program Management Capabilities. We work with OEMs throughout the product development process from vehicle concept and prototype fabrication through the design and implementation of manufacturing processes to produce and assemble structural metal components for our customers. We have made a significant investment in product and process engineering and program management capabilities that afford us a competitive advantage. These investments include:

•	Program management capabilities that involve complex material flow logistics, manufacture of major product assemblies, and just-in-time delivery. These capabilities are evident in the Volvo C-Class sedan and sport wagon platform in Gent, Belgium, where we will assemble 70 major product assemblies from 350 components, and the Ford Freestyle crossover and Five Hundred sedan in Chicago, Illinois, for which we will produce approximately 290 detail parts and construct 6 major assemblies;

•	Specialized processing that includes hydroforming and three-dimensional multi-axis stamping technologies and portable and reusable weld cells. These technologies are utilized by the OEM’s and only a few suppliers;

•	Product and process computer simulation, including round-the-clock design centers; and

•	Tool room capabilities that provide die design for efficient processing of high strength, low alloy materials such as those used in Europe for the Volkswagen Touareg and Porsche Cayenne.

      Global Presence. Through a combination of organic growth and acquisitions, we now operate or have significant ownership positions in over 60 facilities in fifteen countries including the U.S., Canada, Mexico,

Brazil, Germany, Belgium, Poland, Slovakia, Italy, Japan, China and Korea. In addition, our local relationships with customers in these countries often enhance our ability to win new business with them in North America. For example, we believe the relationship we built with Nissan through our Yorozu investment in Japan gave us an advantage in bidding for and winning the Nissan full size pick-up and sport utility frame business to be produced in Canton, Mississippi. This business, which launches in the third quarter of 2003, is expected to generate approximately $100 million in new revenue annually during its program life, and has led to additional frame and body structures awards on Nissan’s mid-size pick-up and sport utility vehicles scheduled to launch in subsequent years.

      Proven Customer Relationships. We have formed strong relationships with our major customers due to our ability to meet product and production requirements for quality, delivery, engineering, design, and customer service and support. In addition, we work regularly with our customers to continue to improve our mutual businesses, notably through representation on senior level executive supplier councils at Ford, Nissan and Chrysler.

      Significant Backlog. As a result of these competitive strengths, we have been able to retain incumbent programs meeting our internal return on capital criteria, increase content on renewal programs, gain new customers, win new programs and capture incremental OEM outsourcing. We have been awarded programs that, based on independent estimates of expected program volumes and current expectations of program pricing, represent more than $1.4 billion in unlaunched new revenues, or more than $900 million in net new revenue through 2005. These programs are scheduled to launch over the next three years and be in full production by the end of 2005. From a product category perspective, 65% of the backlog is attributed to the body structures and assemblies product category, 15% to the lower vehicle structures product category and 20% to the suspension and powertrain modules product category. As illustrated below, based on these estimates these programs will help to further diversify our customer base and expand our geographic presence.

Our business strategy

      We created the global scale of Tower Automotive through a series of acquisitions of complementary businesses that have allowed us to become the largest independent global supplier of structural metal components and assemblies (based on net revenues). Having achieved significant growth through the completion of acquisitions which expanded our geographic base and the scope of our product offerings, our current strategy is to grow organically while improving our credit profile to investment grade levels through the following actions:

•	Continuing to apply a disciplined approach to evaluating the ability of new programs to meet certain return on invested capital targets;

•	Diversifying our sources of revenue, both geographically and by customer, by leveraging our global capabilities through product and process technology, and program management; and

•	Increasing our cost competitiveness through improved capital efficiency and direct and indirect cost productivity initiatives worldwide.

      Focus on Higher Margin, Less Capital-Intensive Business Lines. As part of our shift from acquisitive growth to organic growth, we have placed greater emphasis on achieving higher returns on our investments. Specifically, our objective is to take on only those programs that are expected to provide an acceptable return on invested capital after taking into account such factors as expected unit volume and pricing, ability to utilize existing manufacturing capacity for that program, requirements for investment in new capital equipment and the flexibility to use such new capital equipment for other programs. Our decision not to manufacture the next generation Ford Explorer frame was the result of this rigorous review. As a result of this approach, we have become more focused on utilizing existing capacity and evaluating marginal returns on all capital. The composition of our business backlog is reflective of this risk adjusted decision-making philosophy, and it is heavily weighted towards the less capital-intensive and more profitable areas of our business.

      Further Enhance Geographic Diversity and Global Presence. As a result of our strong customer relationships and worldwide presence, we are well positioned to continue to grow with our customers as they expand their operations worldwide. In addition, our investments in Europe have allowed us to capture significant new outsourced body structure and assembly business such as the Volvo C-Class sedan and sport wagon platform and the BMW 3 Series platform and position us to win additional business as the European OEM outsourcing trend continues. These new program wins were granted, in part, due to our demonstrated global capabilities. We believe that our global presence and our ability to manage large programs will continue to lead to more programs of this type for us in the future. In addition, countries and regions such as China, Korea, India, Mexico and Eastern Europe are expected to experience significant growth in vehicle demand over the next ten years. Our global manufacturing capabilities and relationships have also positioned us to benefit from the higher expected growth rates in these emerging markets.

      Continue to Improve Manufacturing Efficiency and Quality. In response to OEMs’ increasingly stringent production specifications, we have implemented manufacturing processes designed to produce consistency, deliver performance, and reduce waste. In order to improve returns on invested capital, we increasingly employ flexible manufacturing processes that allow us to increase equipment utilization in meeting customer production requirements. We are actively involved with our customers in the early stages of product definition and engineering support as we seek to improve launch and manufacturing efficiencies as well as to optimize the amount and type of manufacturing capital deployed for second cycle reusability. This approach leads to lower-cost products for our customer and we believe it will improve our profitability and returns on invested capital. We monitor existing manufacturing capacity to determine how to price and win new business. In the second half of 2000, we began restructuring our operations to reduce excess manufacturing capacity and improve the efficiency of our operations. As a result, we have increased capacity utilization of our stamping presses. We estimate that approximately 60% of our $1.4 billion backlog can be run on existing capacity.

Industry trends

      Our strategy is to also capitalize on several important trends in the automotive industry that have benefited us in the past and we believe will continue to benefit us in the future. In addition to the opportunities in the global automotive industry discussed above, these trends include:

      Continuation of Trend to Larger, More Capable Suppliers. In order to lower costs and improve quality, OEMs have continued to reduce their supply base by awarding sole-source contracts to suppliers who are able to supply greater vehicle content through complex subassemblies. OEMs’ criteria for supplier selection include not only cost, quality and responsiveness, but also design, engineering and program management capabilities. As a result, over the past decade, the automotive supply industry has undergone significant consolidation. Furthermore, in 2001 and in 2002, a number of suppliers experienced financial difficulties. These factors have combined to provide an opportunity for further organic growth by obtaining business from smaller or troubled suppliers through providing the scale and broad capabilities that OEMs require.

      OEM and Platform Consolidation. The recent acquisition and consolidation activity among select OEMs has not led to the disadvantage of the smaller OEMs in the industry as previously predicted. Rather, smaller OEMs such as Peugeot, Honda, Hyundai/Kia and BMW have strengthened their positions in the industry and their financial performance, while some of the larger OEMs have struggled to successfully integrate acquisitions. Our global capabilities have allowed us to continue to serve as a valuable supplier to those smaller producers. Another recent trend is the consolidation of platforms across OEMs through joint development efforts. GM and Fiat have combined platforms across the two companies. DaimlerChrysler with Mitsubishi, Ford with Mazda, and Renault with Nissan have combined platforms as well. OEMs have created common component sets across platforms in areas such as powertrain, axles, suspensions, and other areas, thereby reducing the degree of product differentiation.

      System/Modular Sourcing. OEMs are increasingly seeking suppliers capable of providing complete systems or modules. A system is a group of components, which may be dispersed throughout the vehicle, yet operate together to provide a specific engineering function. Modules, on the other hand, consist of sub-assemblies at a specific location in the vehicle, incorporating components from various functional systems, which are assembled and shipped to the OEM ready for installation in a vehicle as a unit. By outsourcing complete systems or modules, OEMs are able to reduce their costs associated with the design and integration of different components and improve quality by enabling their suppliers to assemble and test major portions of the vehicle prior to production. We have capitalized on the system/ modular sourcing trend among OEMs by offering customers higher value-added supply capabilities through a focus on the production of assemblies consisting of multiple component parts that are welded or otherwise fastened together by us.

The company

      Since our inception in April 1993, our revenues have grown rapidly through a focused strategy of internal growth and a highly disciplined acquisition program. Since 1993, we have successfully completed 14 acquisitions and established six joint ventures in China, Mexico, Korea, Japan and the United States. As a result of these acquisitions and internal growth, our revenues have increased from approximately $86 million in 1993 to approximately $2.8 billion in 2002.

      Our acquisition and joint venture activity is summarized below:

      Presskam. In November 2000, we completed the acquisition of Strojarne Malacky, a.s., or “Presskam,” a manufacturer of upper body structural assemblies for Volkswagen, Porsche and Skoda, located near Bratislava, Slovakia. We paid total consideration of approximately $10 million for Presskam and has used the investment to further support Volkswagen’s Bratislava assembly operation.

      Yorozu. In September 2000, we acquired a 17% equity interest in Yorozu Corporation, or “Yorozu,” a supplier of suspension modules and structural parts to the Asian and North American automotive markets, from Nissan Motor Co. Ltd., or “Nissan.” Yorozu is based in Japan and is publicly traded on the first tier of the Tokyo Stock Exchange. Its principal customers include Nissan, Auto Alliance, General Motors, Ford, and Honda. We will pay Nissan approximately $38 million over two and one half years for the 17% interest. In conjunction with the original investment, we had an option to increase our holdings in Yorozu by 13.8% through the purchase of additional Yorozu shares. In February 2001, we exercised the right to purchase the additional equity interest and will pay Nissan approximately $30 million over two and one half years for the additional 13.8% interest. The remaining obligation to Nissan, as of December 31, 2002, was $18.3 million, is recorded as indebtedness on our balance sheet and was paid in full in the first quarter of 2003, pursuant to the joint venture agreement.

      Caterina. In July 2000, we acquired the remaining 60% equity interest in Metalurgicá Caterina S.A., or “Caterina,” for approximately $42 million. The initial 40% interest was acquired in March 1998 for approximately $48 million. Caterina is a supplier of structural stampings and assemblies to the Brazilian automotive market. This investment (1) provided us with a substantial manufacturing presence in one of the fastest growing automotive markets in the world and (2) added Volkswagen and Mercedes-Benz as new customers in Brazil.

      Algoods. In May 2000, we acquired all of the outstanding common stock of Algoods, Inc., or “Algoods,” for total consideration of approximately $33 million. Algoods manufactures aluminum heat shields and impact discs for the North American automotive industry from aluminum mini-mill and manufacturing operations located in Toronto, Canada. Its primary customer is DaimlerChrysler. The acquisition of Algoods represents a significant investment in processing technology for lightweight materials which complements our existing heat shield capabilities and provides opportunities for application in other lightweight vehicle structural products.

      DTA Development. In March 2000, we invested $2.1 million in the formation of a product technology and development joint venture with Defiance Testing & Engineering Services, Inc., a subsidiary of GenTek Inc. The joint venture, DTA Development, located in Westland, Michigan, provides us with product-testing services. Traditionally, we utilize both internal and external product testing extensively to validate complex systems during the development stage of a program. This joint venture allows us to have access to a broader and more cost efficient range of testing capabilities. DTA Development blends the benefits of chassis product technology and development activities with leading edge commercial testing services.

      Dr. Meleghy. In January 2000, we acquired all of the outstanding shares of Dr. Meleghy GmbH & Co. KG Werkzeugbau und Presswerk, Bergisch Gladbach, or “Dr. Meleghy,” for approximately $86 million. Dr. Meleghy designs and produces structural stampings, exposed surface panels and modules for the European automotive industry. Dr. Meleghy also designs and manufactures tools and dies for use in its production and for the external market. Dr. Meleghy operates three facilities in Germany and one facility in Poland. Dr. Meleghy’s principal customers include DaimlerChrysler, Audi, Volkswagen, Ford, Opel and BMW. Products offered by Dr. Meleghy include body side panels, floor pan assemblies, and miscellaneous structural stampings. Under the original purchase agreement, we have paid an additional $29.6 million for this acquisition based on Dr. Meleghy achieving certain operating targets in 2000.

      Seojin. In October 1999, we invested $21 million for new shares representing a 49% equity interest in Seojin Industrial Company Limited, or “Seojin.” Seojin is a supplier of frames, modules and structural components to the Korean automotive industry. In addition, we advanced $19 million to Seojin in exchange for variable rate convertible bonds due October 30, 2009. The bonds were unsecured and ranked equally with all other present and future obligations of Seojin. Interest on the bonds became payable annually beginning October 30, 2000 and each October 30 thereafter until maturity. Under the joint venture investment agreement, we had the right to convert the bonds into common stock of Seojin any time on or after October 30, 2000. The conversion rate was based upon a predetermined formula that increases our equity interest to approximately 66%. On October 31, 2000, we exercised our right to convert the bonds into 17% of the common stock of Seojin. Based upon the formula for conversion of the Seojin variable rate convertible bonds, we paid $1.2 million for the additional equity interest. Seojin is currently owed a note receivable of approximately $8 million from its minority interest partner, which became due in

March 2003. The minority interest partner’s shares in Seojin are pledged as collateral for the note receivable. In order to enforce the collateral agreement, we must purchase the remaining shares from our joint venture partner, the terms of which are being negotiated.

      Active. In July 1999, we acquired all of the outstanding stock of Active Tool Corporation and Active Products Corporation, which we collectively refer to as “Active,” for total approximate consideration of $315 million. Active, which included five facilities, designs and produces a variety of large unexposed structural stampings, exposed surface panels, and modules to the North American automotive industry. Active’s main customers include DaimlerChrysler, Ford, General Motors, and Saturn. Products offered by Active include body sides, pick-up box sides, fenders, floor pan assemblies, door panels, pillars, and heat shields. The acquisition of Active enhanced our ability to manufacture large and complex structures, as well as exposed surface panels.

      IMAR and OSLAMT. In July 1998, we acquired IMAR s.r.l., or “IMAR,” and OSLAMT S.p.A., or “OSLAMT.” IMAR designs and manufactures structural parts and assemblies from two facilities in Italy, primarily for Fiat. OSLAMT designs and manufactures tools and assemblies for the automotive market from its facility in Turin, Italy. The purchase price consisted of approximately $32 million cash plus the assumption of approximately $17 million of indebtedness. Under the acquisition agreement, we also paid an additional amount of $15 million, based on the achievement of certain operating targets.

      Metalsa. In October 1997, we acquired a 40% equity interest in Metalsa S. de R.L., or “Metalsa.” In addition, we have entered into a technology sharing arrangement which allows us to utilize the latest available product and process technology. Metalsa is the largest supplier of vehicle frames and structures in Mexico. We paid approximately $120 million for our equity interest with an additional amount of up to $45 million payable based upon Metalsa’s net earnings through December 31, 2000. We paid approximately $26 million under the earnout provisions of the joint venture agreement.

      SIMES. In May 1997, we acquired Societá Industria Meccanica e Stampaggio S.p.A., or “SIMES,” an Italian automotive parts manufacturer, for approximately $51 million in cash, plus an additional $3 million based on achievement by SIMES of certain operating targets following the acquisition. The acquisition of SIMES (1) significantly expanded our global capabilities by providing us with a manufacturing presence in Europe, (2) added Fiat as a new customer and (3) enhanced our design and engineering capabilities.

      APC. In April 1997, we acquired Automotive Products Company, or “APC,” from A.O. Smith Corporation for approximately $700 million in cash. APC is a leading designer and producer of structural and suspension components for the automotive, light truck and heavy truck markets. We believe that the acquisition of APC provided several strategic benefits, including:

•	expanded product offerings and modular product opportunities;

•	increased customer penetration within each of the three major North American OEMs and within certain foreign OEMs with manufacturing operations in North America;

•	increased penetration in the light truck segment and other key models;

      • complementary new technology;

•	opportunities to reduce costs and improve operational efficiency; and

•	an expanded presence in China, Japan and South America, which complemented our current European initiatives to provide expanded global production capabilities for both North American and international OEMs.

      MSTI. In May 1996, we acquired MascoTech Stamping Technologies, Inc., or “MSTI,” from MascoTech, Inc., or “MascoTech,” for approximately $79 million, plus an additional $30 million in earnout payments as certain operating targets were achieved by the MSTI facilities in the first three years following the acquisition. The MSTI acquisition:

•	expanded our product capabilities into chassis and suspension components;

•	provided chassis and suspension technology as well as value-added processing technologies including assembling, painting and welding; and

•	increased our content per vehicle on key light truck and sport utility vehicles such as the Ford F-Series, Explorer and Windstar and the Dodge Ram and Dakota as well as on high volume passenger cars such as the Ford Taurus/ Sable.

      Trylon. In January 1996, we acquired Trylon Corporation, or “Trylon,” from MascoTech for approximately $25 million in cash. The acquisition of Trylon:

•	broadened our product offerings to include small, precision metal stampings and assemblies, which were previously outsourced to third parties;

      • established a relationship between us and General Motors; and

      • increased content on Ford models, primarily the Villager.

      J.L. French. In October 1999, we loaned $30 million to J. L. French Automotive Castings, Inc., or “J.L. French,” in exchange for a convertible subordinated promissory note due October 14, 2009. The note bears interest at 7.5% annually with interest payable on the last day of each calendar quarter beginning December 31, 1999. We could convert, at our option, any portion of the outstanding principal of the note into Class A Common Stock of J.L. French at a preset agreed-upon conversion price. In November 2000, we exercised our option to convert the note into 7,124 shares of Class A “1” Common Stock of J.L. French, which has a 7.5% pay-in-kind dividend right. Additionally, in November 2000, we invested $2.9 million in J.L. French through the purchase of Class P Common Stock, which has an 8% pay-in-kind dividend right. In May 2000, we invested $11.0 million in J.L. French through the purchase of Class A Common Stock. During the fourth quarter of 2001, we evaluated our investment in J.L. French and determined it was impaired and therefore, recorded a charge of $46.3 million to write off the entire investment in J.L. French. At December 31, 2001, we had an ownership interest of approximately 16% in J.L. French. J.L. French’s capital structure was reorganized in December 2002. We elected not to participate in a new class of stock that now controls J.L. French and as a result, we effectively no longer have a substantive ownership interest in J.L. French.

      Roanoke Heavy Truck Business. In December 2000, we sold our Roanoke, Virginia heavy truck rail manufacturing business to our joint venture partner, Metalsa, for net proceeds of approximately $55 million, which approximated the book value of the net assets sold, plus an earnout of up to $30 million based on achieving certain profit levels over the next three years. The net proceeds were used to repay outstanding indebtedness under the revolving credit facility.

      Hinge Business. In August 1998, we sold our hinge business to Dura Automotive Systems, Inc. for net proceeds of approximately $37 million which approximated the book value of the net assets sold. The net proceeds were used to repay outstanding indebtedness under the revolving credit facility.

     Products

      We produce a broad range of structural components and assemblies, many of which are critical to the structural integrity of a vehicle. Our products generally can be classified into the following categories: body structures and assemblies; lower vehicle structures; suspension and powertrain modules; and suspension components. A brief summary of each of our principal product categories follows:

Product Category / Description

     Body structures and assemblies:

      Products that form the basic upper body structure of the vehicle and include large metal stampings such as body pillars, roof rails, side sills, parcel shelves and intrusion beams. This category also includes Class A surfaces and assemblies. Class A surfaces include exposed sheet metal components such as body sides, pick-up box sides, door panels and fenders.

     Lower vehicle structures:

      Products that form the basic lower body structure of the vehicle and include heavy gauge metal stampings from both traditional and hydroforming methods, such as pickup truck and SUV full frames, automotive engine and rear suspension cradles, floor pan components and cross members. Critical to the strength and safety of vehicles, these products carry the load of the vehicle and provide crash integrity.

     Suspension and powertrain modules:

      Products include axle assemblies, which consist of stamped metal trailing axles, assembled brake shoes, hoses and tie rods and front and rear structural suspension modules/systems. These modules/systems consist of control arms, suspension links, value-added assemblies and powertrain modules.

     Suspension components:

      Products include stamped, formed and welded products, such as control arms, suspension links, track bars, spring and shock towers and trailing axles. These suspension components are critical to the ride, handling and noise characteristics of a vehicle.

     Other:

      We manufacture a variety of other products, including heat shields and other precision stampings, for our OEM customers.

      The following table summarizes the approximate composition by product category of our global revenues for the last two fiscal years:

	Year Ended
	December 31,

Product Category	2001	2002

Lower vehicle structures	36%	40%
Body structures and assemblies (including Class A surfaces)	39	38
Suspension and powertrain modules	15	11
Suspension components	8	8
Other	2	3

Total	100%	100%

      For more detailed information relating to our product categories, see note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

Customers and marketing

      The North American automotive manufacturing market is dominated by GM, Ford and DaimlerChrysler, with the Japanese and European OEMs representing approximately 23% of production in this market in 2002 and 2001. We currently supply our products primarily to Ford, DaimlerChrysler, GM, Honda, Toyota, and Nissan in North America. As a result of past growth strategies, we have further expanded our global presence and have increased penetration into certain existing customers and added new customers such as Fiat, BMW, Volkswagen Group, Nissan, and Hyundai/Kia.

      OEMs typically award contracts that cover parts to be supplied for a particular vehicle model or platform. Such contracts range from one year to over the life of the model, which is generally three to ten years and do not require the purchase of any minimum number of parts by the OEM. We also compete for new business to supply parts for successor models and therefore are subject to the risk that the OEM will not select us to produce parts on a successor model. We supply parts for a broad cross-section of both new and mature models, thereby reducing our reliance on any particular model.

      Following is a summary of the global composition of significant customers for the last two fiscal years:

	Year Ended
	December 31,

Customer	2001	2002

Ford	35%	38%
DaimlerChrysler	25	22
General Motors	4	8
Hyundai/Kia	12	7
Volkswagen Group	4	5
Fiat	4	4
Toyota	2	3
Honda	3	2
BMW	—	1
Nissan	1	1
Other	10	9

Total	100%	100%

      Below is a summary of our sales by geographic region for the last two fiscal years:

	Year Ended
	December 31,

Geographic Category	2001	2002

U.S. and Canada	72%	75%
Asia	15	12
Europe	11	12
Mexico and South America	2	1

Total	100%	100%

      For more detailed information related to our sales by geographic region, see note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

      The following table presents an overview of the major models for which we supply products:

Vehicle Manufacturer	Car Models	Truck Models

Ford	Taurus/Sable, Mustang, Focus, Escort, Crown Victoria/Grand Marquis, Cougar, Continental, Lincoln LS, Towncar, Thunderbird	Explorer/Mountaineer, Aviator, Explorer Sport Trac, Explorer Sport, Econoline, Villager, Windstar, Escape, Expedition, Navigator, Excursion, Ranger, F-Series LD & HD, Blackwood, Transit, Medium Duty Trucks
DaimlerChrysler	Concorde/Intrepid/300M, Neon, Stratus/Sebring, Sebring Convertible, Smart	Ram Pick-up, Ram Van, Dakota, Durango, Voyager/Caravan/Town & Country, Jeep Wrangler, Jeep Liberty, Grand Cherokee, PT Cruiser
Mercedes	A-Class, C-Class, E-Class, S-Class, SLK, CLK	Atego, Actros, Sprinter
General Motors	Cadillac CTS	Silverado/Sierra, Astro/Safari, Blazer, S-10 Pickup, Sonoma, Medium Duty Trucks
Saturn	LS/LW	Saturn VUE
Opel	Omega, Astra, Agila, Corsa, Vectra, Zafira, Meriva
Honda	Accord, Civic/Acura EL, Acura TL/CL	Odyssey, Passport, Acura MDX, Element
Mazda	Mazda 626, Atenza	Tribute, B-Series Pickup
Toyota	Avalon, Camry, Solara, Corolla, Vios, Xiali	Sienna, Tacoma, Tundra, Sequoia, Matrix, Vibe
Renault	Clio, Twingo
Nissan	Sentra, Micra	Quest, Xterra, Frontier
Isuzu		Rodeo, Amigo, Axiom
VW	Passat, Golf/Bora, GOL, Polo, Kombia, Santana	Touareg, Transporter/Microbus
Audi	A3, A4, A6, Cabrio
Skoda	Felicia/Fabia, Octavia
BMW	3 Series, 5 Series	X5
Fiat	Marea, Punto, Bravo/Brava, Palio, Panda, Stilo, Multipla, Uno	Ducato
Alfa Romeo	147, 156, 166 GTV, Spider
Lancia	Lybra, Thesis, Y
Porsche		Cayenne
Land Rover		Range Rover
Jaguar	XJ, S-Type
Suzuki	Wagon R
Hyundai	Eqquus	Teracan, Galloper, Starex, Libero, Grace, SantaFe
Kia	Spectra, Rio, Optima, Enterprise, Potentia	Sportage, Carens, Retona, Pregio, Carnival, Frontier, Sorento

      Most of the parts we produce have a lead time of two to five years from product development to production. See “— Design and engineering support.” The selling prices of these products are generally negotiated between us and our customers.

      Sales of our products to OEMs are made directly by the sales and engineering teams, located at our technical/customer service centers in Novi, Michigan; Rochester Hills, Michigan; Yokohama, Japan; Turin, Italy; Bergisch-Gladbach, Germany; Sao Paolo, Brazil; Seoul, Korea; Changchun, China and Hyderabad, India. Through our technical centers, we service our OEM customers and manage our continuing programs of product design improvement and development. We periodically place engineering staff at various customer facilities to facilitate the development of new programs.

      Our sales and marketing efforts are designed to create overall awareness of our engineering, program management, manufacturing and assembly expertise to acquire new business and to provide ongoing customer service. Our sales group is organized into customer-dedicated teams within product groups. From time to time, we also participate in industry and customer specific trade and technical shows.

Design and engineering support

      We strive to maintain a technological advantage through targeted investment in product development and advanced engineering capabilities. Our manufacturing engineering capabilities enable us to design and build high-quality and efficient manufacturing systems, processes and equipment and to improve our production processes and equipment continuously. Our manufacturing engineers are located at each of our manufacturing facilities. Our engineering staff’s responsibilities range from research and development, advanced product development, product design, testing and initial prototype development to the design and implementation of manufacturing processes.

      Because structural parts must be designed at an early stage in the development of new vehicles or model revisions, we are given the opportunity to utilize our product engineering resources early in the vehicle planning process. Advanced development engineering resources create original engineering designs, computer-aided designs, feasibility studies, working prototypes and testing programs to meet customer specifications. Our Hyderabad, India technical center allows for 24 hour engineering globally, thereby optimizing product design and analysis capabilities, leading to reduced development costs.

Manufacturing

      Our manufacturing operations consist primarily of stamping and welding operations, system and modular assembly operations, roll-forming operations, hydroforming operations, associated coating and other ancillary operations.

      Stamping involves passing metal through dies in a stamping press to form the metal into three-dimensional parts. We produce stamped parts using precision single-stage, progressive and transfer presses, ranging in size from 150 to 4,000 tons, which perform multiple functions to convert raw material into a finished product. We continually invest in our press technology to increase flexibility, improve safety and minimize die changeover time.

      Stampings that are to be used in assemblies are fed into cell-oriented assembly operations that produce complex, value-added assemblies through the combination of multiple parts that are welded or fastened together. Our assembly operations are performed on either dedicated, high-volume welding/fastening machines or on flexible-cell oriented robotic lines for units with lower volume production runs. The assembly machines attach additional parts, fixtures or stampings to the original metal stampings. In addition to standard production capabilities, our assembly machines are also able to perform various statistical control functions and identify improper welds and attachments. We work with manufacturers of fixed/ robotic welding systems to develop faster, more flexible machinery. We designed several of our welding systems.

      In manufacturing our products, we use various grades and thicknesses of steel and aluminum, including high strength hot and cold rolled, galvanized, organically coated, stainless and aluminized steel. We also produce exposed sheet metal components, such as exterior body panels. See “— Suppliers and Raw Materials.”

      OEMs have established quality rating systems involving rigorous inspections of suppliers’ facilities and operations. OEMs’ factory rating programs provide a quantitative measure of a company’s success in improving the quality of its operations. We have received quality awards from Ford (Q1) and DaimlerChrysler (Pentastar). The automotive industry adopted a quality rating system known as QS-9000. Most of our existing operating facilities in North America have received QS-9000 certification in compliance with the automotive industry requirements.

Competition

      We operate in a highly competitive, fragmented market segment of the automotive supply industry, with a limited number of competitors generating revenues in excess of $200 million. The number of our competitors has decreased in recent years and is expected to continue to decrease due to the supplier consolidation. Our major competitors include Thyssen-Budd, a subsidiary of Thyssen-Krupp AG, Magna International, Inc. (“Magna”), Dana Corporation, Benteler Automotive and divisions of OEMs with internal stamping and assembly operations, all of which have substantial financial resources. We compete with other significant competitors in various segments of our product lines and in various geographic markets. We view Magna as our strongest competitor across most of our product lines; however, we believe that no single competitor can provide the same range of products and capabilities as us across as broad of a geographic range.

      We principally compete for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public. Once a supplier has been designated to supply parts for a new program, an OEM usually will continue to purchase those parts from the designated producer for the life of the program, although not necessarily for a redesign. Competitive factors in the market for our products include product quality and reliability, cost and timely delivery, technical expertise and development capability, new product innovation and customer service. In addition, there is substantial and continuing pressure at the OEMs to reduce costs, including the cost of products purchased from outside suppliers such as us. Historically, we have been able to generate sufficient production cost savings to offset these price reductions.

Suppliers and raw materials

      The primary raw material used to produce the majority of our products is steel. We purchase hot and cold rolled, galvanized, organically coated, stainless and aluminized steel from a variety of suppliers. We employ just-in-time manufacturing and sourcing systems enabling us to meet customer requirements for faster deliveries while minimizing our need to carry significant inventory levels. We have not experienced any significant shortages of raw materials and normally do not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules. Raw material costs represented approximately 58% and 56% of our revenues in 2002 and 2001, respectively.

      Ford, Honda and DaimlerChrysler currently purchase all of the steel that we use for their models directly from steel producers. As a result, we have minimal exposure to changes in steel prices for parts supplied to Ford, Honda and DaimlerChrysler, which collectively represented 62% and 63% of our revenues in 2002 and 2001, respectively.

      We expect that the content level of metal in cars and light trucks will remain constant or increase slightly due to the trend toward increased vehicle size and a greater emphasis on metal recycling. Although the search for improved fuel economy and weight reduction has resulted in attempts to reduce the sheet metal content of light vehicles, an efficient, cost-effective substitute for steel used in our structural products has not been found. While various polymers have been used recently for fenders, hoods and decks, such products do not have the inherent strength or structural integrity on a cost-effective basis to be used for structural components. We are involved in ongoing evaluations of the potential for the use of aluminum and of specialty steel in our products.

      Other raw materials that we purchase include dies, fasteners, tubing, springs, rivets and rubber products, all of which are available from numerous sources.

Intellectual property

      We rely on the patent, trademark, copyright and trade secret laws of the United States and other countries in which our products are sold, as well as nondisclosure and confidentiality agreements, to protect our proprietary rights. We own significant intellectual property, including patents, trademarks, copyrights and trade secrets, and are involved in numerous licensing arrangements. Further, we regularly evaluate the need to register intellectual property with the appropriate governmental agencies. Although our intellectual property plays an important role in maintaining our competitive position in a number of markets that we serve, no single patent, copyright, trade secret or license, or group of related patents, copyrights, trade secrets or licenses is, in our view, of such value to us that our business would be materially affected by the expiration, termination or misappropriation thereof.

Colleagues

      As of December 31, 2002, we had approximately 12,000 colleagues worldwide, of whom approximately 4,800 are covered under collective bargaining agreements. These collective bargaining agreements expire between 2003 and 2007.

      We believe that our future success will depend in part on our ability to continue to recruit, retain and motivate qualified personnel at all levels of Tower Automotive. We have instituted a large number of colleague incentive programs to increase colleague morale and expand our colleagues’ participation in our business. Since our inception in 1993, we have not experienced any work stoppages and consider our relations with our colleagues to be good.

Properties

      The following table provides information regarding our principal facilities. We maintain several manufacturing facilities located in close proximity to many of the high-volume vehicle assembly plants of our customers. Our facilities are geographically located in such a way as to enable us to optimize our management and logistical capabilities on a regional basis:

	Square	Type of
Location	Footage	Interest		Description of Use

Milwaukee, Wisconsin	3,118,000	Owned		Manufacturing
Elkton, Michigan	1,100,000	Owned		Manufacturing
Caserta, Italy (2 locations)	751,000	Owned		Manufacturing
Milan, Tennessee	531,000	Leased		Manufacturing
Turin, Italy (4 locations)	512,000	Mixed		Manufacturing/Office
Granite City, Illinois	458,000	Leased		Manufacturing
Malacky, Slovakia	453,600	Owned		Manufacturing
Zwickau, Germany	409,000	Owned		Manufacturing
Clinton Township, Michigan	385,000	Leased		Manufacturing
Gent, Belgium	376,000	Leased		Manufacturing
Sebewaing, Michigan	366,000	Owned		Manufacturing
Toronto, Ontario	329,400	Owned		Manufacturing/Office
Bardstown, Kentucky	300,000	Leased		Manufacturing
Plymouth, Michigan	294,000	Leased		Manufacturing
Corydon, Indiana	290,000	Leased		Manufacturing
Lansing, Michigan	250,000	Leased		Manufacturing
Hwasung kun, Korea	219,000	Owned	(2)	Manufacturing

	Square	Type of
Location	Footage	Interest		Description of Use

Madison, Mississippi	200,000	Leased		Manufacturing
Kunpo City, Korea	200,000	Owned	(2)	Manufacturing
San Paolo, Brazil	193,000	Owned		Manufacturing/Office
Changchun, China	179,200	Leased	(1)	Manufacturing
Bluffton, Ohio	172,000	Leased		Manufacturing
Traverse City, Michigan	170,000	Owned		Manufacturing
Greenville, Michigan	156,000	Owned		Manufacturing/Office
Auburn, Indiana	132,000	Leased		Manufacturing/Office
Kendallville, Indiana	131,000	Leased		Manufacturing
Bellevue, Ohio	126,000	Owned		Manufacturing
Bergisch-Gladbach, Germany	102,000	Owned		Manufacturing/Engineering/Office
Shiheung City, Korea	93,000	Owned	(2)	Manufacturing
Rochester Hills, Michigan	89,000	Leased		Office/Engineering/Design
Novi, Michigan	86,000	Leased		Engineering/Design/Sales
Chemnitz, Germany	76,000	Leased		Manufacturing
Barrie, Ontario	72,000	Leased		Manufacturing
Belcamp, Maryland	70,000	Owned		Manufacturing
Kwangju City, Korea	64,000	Owned	(2)	Manufacturing
Minas Gerais, Brazil	59,000	Owned		Manufacturing
Upper Sandusky, Ohio	56,000	Leased		Manufacturing
Ansan City, Korea	56,000	Owned	(2)	Manufacturing
Buchholz, Germany	54,000	Owned		Manufacturing
Opole, Poland	54,000	Owned		Manufacturing
Youngchun City, Korea	50,000	Owned	(2)	Manufacturing
Bowling Green, Kentucky	46,000	Owned		Manufacturing
Fenton, Missouri	41,000	Leased		Warehouse
Ulsan City, Korea	29,000	Owned	(2)	Manufacturing
Grand Rapids, Michigan (2 locations)	26,000	Leased		Corporate Headquarters
Tokod, Hungary	22,000	Owned		Manufacturing
Hyderabad, India	2,800	Leased		Engineering/Design
Yokohama, Japan	1,000	Leased		Sales

(1)	Facility is leased by a joint venture in which we hold a 60% equity interest.

(2)	Facility is owned by a joint venture in which we hold a 66% equity interest.

      Management believes that substantially all of our property and equipment is in good condition. In order to increase efficiency, we expect to continue to make capital expenditures for equipment upgrades at our facilities as necessary.

      Our facilities were specifically designed for the manufacturing of our products. The utilization and capacity of such facilities are dependent upon the mix of products being produced by us.

      Our principal executive offices are located at 5211 Cascade Road SE, Suite 300, Grand Rapids, Michigan 49546, and our telephone number is (616) 802-1600.

Legal proceedings

      We are not currently involved in any material lawsuits. We believe we maintain adequate insurance, including product liability coverage. We historically have not been required to pay any material liability claims.

Environmental matters

      We are required to comply with foreign, federal, state and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating the generation, storage, handling, use and transportation of hazardous materials, the emission and discharge of hazardous materials into soil, air or water and laws regulating the health and safety of our colleagues. We are also required to obtain and comply with environmental permits for certain operations. While we currently are not aware of any significant environmental regulatory compliance matters, we cannot assure that we are or will be at all times in complete compliance with environmental requirements. Noncompliance could result in a fine or sanction, which in some instances could be material. Environmental requirements may become more stringent over time and we may incur material environmental costs or liabilities in the future.

      We take steps to assist in the compliance with environmental requirements. We conduct environmental and safety training for colleagues from our domestic facilities. We have registered most of our facilities in accordance with ISO 14001, the international standard for environmental management systems. [We expect to complete such registration for all of our active facilities by mid-2003.] We conduct third party or internal audits for environmental, health, and safety compliance and use outside expertise to help us file permits and reports. We do not expect that our capital expenditures for environmental controls will be material for the current or succeeding fiscal year.

      We are also subject to laws imposing liability for the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our past or present facilities or at sites to which these facilities sent wastes. The amount of such liability could be material. Our most significant contamination matter concerns our Elkton, Michigan facility and a nearby waste disposal site that was allegedly used for the disposal of wastes from the Elkton facility in the 1970s. We are investigating these sites under the oversight of the Michigan Department of Environmental Quality (“MDEQ”). Because the MDEQ has not yet approved a Remedial Action Plan for these sites, the cost to remediate the sites can only be estimated. However, the cost is not expected to exceed the $6.4 million in an escrow account that was established as part of our acquisition of the Active business to indemnify us for the cleanup of these sites. We are also aware of contamination at our inactive Marion, Indiana facility. However, the cleanup cost is not expected to exceed $0.35 million in the aforementioned escrow account to indemnify us for the cleanup.

      We acquired Algoods, Inc. in 2000, with a facility in Toronto, Ontario. Prior operations resulted in contamination at the facility. Alcan Aluminum, Ltd., a former owner of the property, is contractually obligated to investigate and remediate the on-site contamination through 2008. After 2008, we are responsible for continued operation of the remediation system for on-site contamination. Our preliminary estimate of the present value of our obligation is $3.5 million. We do not expect to incur most of these costs until after 2008. Alcan has agreed to maintain responsibility for off-site contamination.

MANAGEMENT

Directors and executive officers

      The following table sets forth certain information with respect to our directors and executive officers as of August 18, 2003:

Name	Age	Position

S.A. Johnson	63	Chairman of the Board of Directors
Kathleen A. Ligocki	46	President and Chief Executive Officer
James W. Arnold	50	Vice President
Richard S. Burgess	48	Vice President
Kathy J. Johnston	45	Vice President
Vincent Pairet	40	Vice President
Tommy G. Pitser	55	Vice President
Antonio R. Zaraté	58	Vice President
Dugald K. Campbell	56	Director
Anthony G. Fernandes	58	Director
Jurgen M. Geissinger	44	Director
Ali Jenab	40	Director
Joe Loughrey	53	Director
James R. Lozelle	58	Director
Georgia R. Nelson	53	Director
Enrique Zambrano	47	Director

      S. A. (Tony) Johnson has served as Chairman and a director since April 1993. Mr. Johnson is the founder of Hidden Creek Industries (“Hidden Creek”), a private industrial management company based in Minneapolis which has provided certain management and other services to Tower Automotive. Mr. Johnson is also the Managing Partner of J2R Partners (“J2R”), an investment partnership that participated in the acquisition of R.J. Tower Corporation. Prior to forming Hidden Creek, Mr. Johnson served from 1985 to 1989 as Chief Operating Officer of Pentair, Inc., a diversified industrial company. From 1981 to 1985, Mr. Johnson was President and Chief Executive Officer of Onan Corp., a diversified manufacturer of electrical generating equipment and engines for commercial, defense and industrial markets. Mr. Johnson currently serves as a director of Dura Automotive Systems, Inc., a manufacturer of mechanical assemblies and integrated systems for the automotive industry, and served as Chairman and a director of Automotive Industries Holding, Inc., a supplier of automotive interior trim components, from May 1990 until its sale to Lear Corporation in August 1995.

      Kathleen A. Ligocki has served as our President and Chief Executive Officer since August 2003. Ms. Ligocki joined Tower Automotive from Ford Motor Company, where she had most recently served as a corporate officer and Vice President, Ford Customer Service Division. During her five year tenure at Ford, Ms. Ligocki held various other positions, including President & CEO, Ford of Mexico, Vice President, North American Marketing and Director of Business Strategy. From 1996 to 1998, Ms. Ligocki worked for United Technologies Automotive, a division of United Technologies Corporation, as the Vice President of Worldwide Sales and Business Strategy and as the Vice President of the Motors Division.

      James W. Arnold has served as Vice President since May 2000, with current responsibility for our North American strategy. Mr. Arnold joined Tower Automotive in 1998 and previously had responsibility for our Asian strategy. From 1977 to 1998, Mr. Arnold held a variety of manufacturing, sales, marketing and Asian general management positions at AlliedSignal.

      Richard S. Burgess has served as Vice President with responsibility for colleague growth and development since January 1996. From June 1994 to January 1996, Mr. Burgess served as the colleague growth and development leader during the start-up of the Bardstown, Kentucky operation. From October 1991 to June 1994, Mr. Burgess filled various roles in colleague growth and development of R.J. Tower Corporation.

      Kathy J. Johnston has served as Vice President since June 2000 with responsibility for enterprise strategy and commercial development. From 1997 to 2000, Ms. Johnston served as Vice President Planning and Business Development at TRW Automotive in Cleveland, Ohio. From 1981 to 1997, Ms. Johnston served in finance, sales and marketing, purchasing, operations and strategic planning roles at TRW’s vehicle safety systems group in Detroit, Michigan.

      Vincent Pairet has served as Vice President since September 2002 with responsibility for our Asian strategy. From 2000 to 2002, Mr. Pairet was based in Tokyo, Japan, as President of INERGY Automotive Systems, a joint venture between Solvay and Plastic-Omnium. From 1998 to 2000, Mr. Pairet was President of Solvay Automotive Asia and from 1987 to 1998, Mr. Pairet held various general management, marketing, and business development positions within the Solvay Group in Belgium and the United States.

      Tommy G. Pitser has served as Vice President since 1996, with current responsibility for our European strategy. Mr. Pitser previously had responsibility for our South American strategy and our joint venture investment in China and operations in Barrie, Ontario; Plymouth, Michigan; Yokohama, Japan; Romulus, Michigan; Manchester, Michigan and Novi, Michigan, since May 1996. Prior to joining us, Mr. Pitser served in various sales and marketing capacities at MSTI. Prior to joining MSTI, Mr. Pitser served as Market Director-Automotive at AE Goetze North America. From 1969 to 1992, Mr. Pitser was an employee of Borg-Warner Corporation, most recently as General Manager-Marine & Industrial Transmissions.

      Antonio R. Zaraté has served as Vice President since May 2000 with responsibility for our strategy in Mexico and South America. From 1994 to 2000, Mr. Zaraté served as President of the Automotive Division of Proeza, S.A. de C.V., a diversified international company that has operations primarily in the automotive and citrus juice processing industries.

      Dugald K. Campbell has served as a director since December 1993. From 1993 to August 2003, Mr. Campbell served as our President and Chief Executive Officer. From 1991 to 1993, Mr. Campbell served as a consultant to Hidden Creek. From 1988 to 1991, he served as Vice President and General Manager of the Sensor Systems Division of Siemens Automotive, a manufacturer of engine management systems and components. From 1972 to 1988, he held various executive, engineering and marketing positions with Allied Automotive, a manufacturer of vehicle systems and components and a subsidiary of AlliedSignal, Inc.

      Anthony G. Fernandes has served as a director since May 2003. Mr. Fernandes was Chairman, Chief Executive Officer and President of Philip Services Corporation, an industrial services and integrated metals recovery company, from 1999 to 2002. Prior to joining Philip Services, Mr. Fernandes worked at Atlantic Richfield Company for more than 30 years, including from 1994 to 1999 as Executive Vice President and director. In addition, from 1997 to 1998, he was chairman of ARCO Chemical, a publicly traded company owned 80% by Atlantic Richfield. Mr. Fernandes is a director of Baker Hughes Corporation, Cytec Industries, Inc., and Black and Veatch.

      Jurgen M. Geissinger has served as a director since May 2000. Dr. Geissinger has served as President and Chief Executive Officer of INA Holding GmbH & Co. KG, a global manufacturer of bearings, linear guidance systems, automotive transmissions and engine systems since November 1998. From 1992 to October 1998, Dr. Geissinger served in various positions at ITT Automotive, most recently as Senior Vice President, with responsibility for the Brakes and Chassis Engineering Division worldwide.

      Ali Jenab has served as a director since January 2001. Mr. Jenab is the President and Chief Operating Officer of VA Linux Systems, Inc. From February 2001 until July 2002, he served as its Chief Operating Officer. From August 2000 until February 2001, Mr. Jenab served as that company’s Senior Vice President and General Manager, Systems Division. From 1983 through August 2000, Mr. Jenab held various positions at Amdahl Corporation, a provider of high-end integrated computing solutions.

      Joe Loughrey has served as a director since November 1994. Mr. Loughrey joined Cummins, Inc. in 1974 and has served as Executive Vice President and President — Engine Business since October 1999. Before then, Mr. Loughrey served as Executive Vice President and Group President — Industrial and Chief Technical Officer from 1996 to 1999. Mr. Loughrey is also a director of Sauer-Danfoss, Inc., a worldwide leader in the design, manufacture and sale of engineered hydraulic systems and components.

      James R. Lozelle has served as a director since May 1994. Mr. Lozelle served as Executive Vice President for Tower, with responsibility for our operations in Milwaukee, Wisconsin and Roanoke, Virginia, from April 1997 to January 1999. From the acquisition of Edgewood Tool and Manufacturing Company (“Edgewood”) in May 1994 until March 1997, Mr. Lozelle served at the Tower Automotive Technical Centers, with responsibility for advanced product development and customer service. Mr. Lozelle served as President of Edgewood from 1982 until it was acquired by us.

      Georgia R. Nelson has served as a director since May 2001. Ms. Nelson has served as President of Midwest Generation EME, LLC, an Edison International company since it was established in 1999 as a subsidiary of Edison Mission Energy. Midwest Generation is a wholesale power generation company. Since January 1, 2002, Ms. Nelson has served as General Manager of Edison Mission Energy — Americas, a global independent power operating, development and trading company. From 1996 to 1999, Ms. Nelson was Senior Vice President of Worldwide Operations and Division President of the Americas region of Edison Mission Energy. From 1993 to 1996, she served as Senior Vice President of Southern California Edison, a large U.S. electric utility.

      Enrique Zambrano has served as a director since December 1997. Mr. Zambrano has served as Chief Executive Officer and a director of Proeza, S.A. de C.V., a diversified international company that has operations primarily in the automotive and citrus juice processing industries, since 1988. Mr. Zambrano is also a director of IMSA, a steel processing company, SENDA, a leading regional transportation company, XIGNUX, a Mexican private industrial conglomerate, and ITESM, the largest private University in Mexico.

      There are no family relationships between any of the directors or any of the executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The Chairman of our board of directors, Mr. S.A. Johnson, is the founder of Hidden Creek. Tower Automotive was formed in April 1993 at the direction of Hidden Creek to acquire R.J. Tower Corporation in a leveraged transaction. The principal equity investors in such acquisition were Onex Corporation, a publicly owned holding company based in Canada, which we refer to as “Onex,” and J2R, an investment partnership formed by the partners of Hidden Creek. Onex and J2R sold substantially all of their Tower Automotive common stock in 1996 and 1997 and, as a result, do not have a material economic interest in any of the securities or capital stock of Tower Automotive. Since 1993, Hidden Creek has provided certain strategic, financial and acquisition services to us, including analyzing acquisition opportunities, conducting due diligence and contract negotiations, and assisting in financing activities. We paid Hidden Creek a fee of approximately $750,000 in connection with the offering of outstanding notes and the amendment to our senior credit facility. Our total payments to Hidden Creek were approximately $600,000 in 2002, $600,000 in 2001 and $4,400,000 in 2000. We believe that the terms of such transactions with Hidden Creek are no less favorable than those that could have been obtained pursuant to transactions with unaffiliated parties.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

      Unless otherwise noted, the following table sets forth certain information regarding ownership of common stock as of April 18, 2003, by (i) the beneficial owners of more than 5% of our common stock, (ii) each director, and named executive officer, and (iii) all of our directors and executive officers as a group. To our knowledge, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934.

	Beneficial Ownership of
	Common Stock(1)

Directors, Officers and	Number of	Percent of
5% Stockholders	Shares	Class

S. A. Johnson(2)	323,392	*
Dugald K. Campbell(2) (3)	707,398	1.3%
James W. Arnold(2)	92,308	*
Anthony Barone(2)	198,786	*
Tom G. Pitser(2)	138,434	*
Antonio Zaraté(2)	22,104	*
Anthony G. Fernandes	0	0
Jurgen M. Geissinger(2)	10,753	*
Ali Jenab(2)	6,371	*
Joe Loughrey(2)	82,298	*
James R. Lozelle(2)	322,783	*
Georgia Nelson(2)	17,873	*
Enrique Zambrano(2)	25,080	*
Dimensional Funds Advisors, Inc.(4)	3,699,100	6.6%
State of Wisconsin Investment Board(5)	5,835,800	10.4%
Wellington Management Company, LLP(6)	1,348,300	2.4%
All Directors and Officers as a group (18 persons)	1,992,429	3.5%

  *     Less than one percent.

(1)	The number of shares includes shares that may be purchased under options that are exercisable in 60 days from April 18, 2003. The percent of class is calculated based on the number of shares outstanding plus such option shares held by the person or the aggregation of persons for which such percentage ownership is being determined.

(2)	Includes the following number of shares issuable as deferred compensation for the following individuals: Mr. Johnson — 25,080; Mr. Campbell — 72,118; Mr. Arnold — 13,435; Mr. Barone — 0; Mr. Pitser — 4,885; Mr. Zaraté — 3,604; Mr. Geissinger — 10,753; Mr. Jenab — 6,371; Mr. Loughrey — 17,298; Mr. Lozelle — 14,198; Ms. Nelson — 17,873; and Mr. Zambrano — 25,080.

(3)	Includes 256,861 shares held in trusts, of which Mr. Campbell or his wife are the trustees. Mr. Campbell disclaims beneficial ownership of the shares held in trust.

(4)	Dimensional Fund Advisors, Inc. reported as of February 3, 2003, sole voting and dispositive power with respect to 3,699,100 shares of Common Stock. The address for Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(5)	The State of Wisconsin Investment Board reported as of February 14, 2003, sole voting and dispositive power with respect to 5,835,800 shares of Common Stock. The address of the Board is P.O. Box 7842, Madison, Wisconsin 53707.

(6)	Wellington Management Company, LLP reported as of February 14, 2003, shared voting power with respect to 918,200 shares of Common Stock and shared dispositive power with respect to 1,348,300 shares of Common Stock. The address for Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.

DESCRIPTION OF CERTAIN INDEBTEDNESS

     Third Amendment to Senior Credit Facility

      In June of 2003, R.J. Tower and the Parent entered into a third amendment to our senior credit facility with Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, as syndication agent, and other lenders named therein. The senior credit facility, as amended by the third amendment, allowed us to issue the outstanding notes and the exchange notes and the Parent and certain subsidiaries to guarantee our obligations under the notes. It also allows us to make a cash dividend up to the Parent to redeem the Parent’s 5% convertible subordinated notes at a redemption price of 100.714% (the “Redemption”). At September 30, 2003, we had approximately $240.0 million of indebtedness outstanding under our senior credit facility.

      The third amendment reduced our $600 million revolving line of credit to $360 million. This reduction consisted of a $125 million commitment reduction and a conversion of $115 million principal balance of revolving loans to term loans, resulting in $240 million of outstanding term loans (increased from the current level of $125 million).

      In addition, $44 million of then outstanding letters of credit will become permanent in nature such that when any such letters expire or are terminated without automatic renewal, the revolving loan commitment will be further reduced by the face amount of such expiring/terminating letter of credit. Approximately $316 million will be available for revolving loans subject to satisfaction of drawing conditions. All of such amount may be borrowed by foreign subsidiaries that have not guaranteed, and will not be required to guarantee, the notes.

      $200 million of the revolving line of credit is “blocked” (referred to as the “Blocked Amount”) and only available to the extent R.J. Tower does not complete an alternative financing to raise the funds necessary to complete the Redemption. If R.J. Tower accesses the Blocked Amount to complete the Redemption (which cannot occur prior to October 31, 2003), R.J. Tower and its domestic subsidiaries will grant additional perfected liens and security interests in unencumbered accounts receivable, inventory and general intangibles to secure amounts outstanding under the revolving credit facility, other than permanent letters of credit.

      The alternative financing will be permitted to take the form of unsecured indebtedness, with terms similar to the notes, or the Parent may issue debt or equity, including convertible subordinated debentures, to complete the Redemption. Should we raise the alternative financing, the commitments relating to the Blocked Amount will be terminated and the lenders will receive a facility fee equal to 50 basis points on each lender’s pro rata share of the revolving loan commitment (giving effect to any permanent reduction with the Blocked Amount).

      In exchange for these amendments, including the various consents related to the issuance of the notes, the lenders received an amendment fee equal to 20 basis points on each lender’s pro rata share of the term and revolving loans. In addition, the pricing grid was modified to provide increases in the offshore and base rate margins, to add an additional pricing level and to increase the unused commitment fee at certain leverage levels.

      Certain of our baskets, including indebtedness, investments, acquisitions and restricted payments, have been reduced and will contain additional limitations.

      Finally, in connection with the closing of the third amendment, the lenders under the senior credit facility as amended, were granted senior perfected liens and security interests in substantially all of the principal property, plant and equipment of R.J. Tower and its domestic subsidiaries, the equity interests and evidence of indebtedness of R.J. Tower’s domestic subsidiaries and the capital stock of R.J. Tower. This collateral secures approximately $284 million of indebtedness, consisting of the $240 million of term loans and $44 million of permanent letters of credit. If we elect to access the Blocked Amount, we will provide the additional security described above with respect to loans under the revolving credit facility, other than permanent letters of credit.

      Our interest coverage ratio and leverage ratio were also reset to create operating flexibility and increase the likelihood that we will maintain compliance with such financial covenants. The senior credit facility, as amended, requires R.J. Tower to meet certain financial tests, including a minimum interest coverage ratio (defined as EBITDA to interest expense) of 3.00x on June 30, 2003, decreasing to 2.40x as of June 30, 2004 and increasing to 3.00x as of March 31, 2005 and a maximum leverage ratio (defined as indebtedness to EBITDA) of 4.00x on June 30, 2003 increasing to 4.50x as of March 31, 2004 and decreasing to 3.00x as of September 30, 2005. R.J. Tower had an interest coverage ratio and leverage ratio of 4.56x and 3.78x, respectively, as of June 30, 2003. The senior credit facility also contains covenants which, among other things, limit:

•	the incurrence of additional indebtedness and contingent obligations,

•	the creation of liens and encumbrances,

•	restricted payments,

•	additional investments,

•	prepayments of subordinated indebtedness,

•	asset sales, acquisitions, joint ventures, mergers and consolidations,

•	transactions with affiliates, and

•	other matters customarily restricted in such agreements.

      The senior credit facility contains customary events of default including but not limited to:

•	payment defaults,

•	breach of representations and warranties,

•	noncompliance with covenants,

•	bankruptcy,

•	judgments in excess of specified amounts,

•	failure of any guaranty or pledge agreement supporting the senior credit facility to be in full force and effect,

•	defaults under other instruments or agreements of indebtedness, and

•	a change of control (as such term is defined in the senior credit facility).

9.25% senior notes

      In July 2000, R.J. Tower Corporation issued €150,000,000 of 9.25% Senior Notes due 2010 pursuant to an indenture, dated as of July 25, 2000, among R.J. Tower Corporation, as issuer, the guarantors named therein and the United States Trust Company of New York, as trustee. The Euro-denominated senior notes are limited in aggregate principal amount to €200,000,000. The senior notes will mature on August 1, 2010 and interest on the senior notes is payable semiannually on February 1 and August 1 of each year. The senior notes are listed on the Luxembourg Stock Exchange. The net proceeds of the offering of the senior notes were used to repay outstanding indebtedness.

      The senior notes are unsecured obligations of R.J. Tower Corporation, equal in right of payment with all other unsecured and unsubordinated indebtedness of R.J. Tower Corporation, including the notes offered hereby, and senior in right of payment to the outstanding and future subordinated indebtedness of R.J. Tower Corporation. Each of the U.S. subsidiaries of R.J. Tower Corporation that has guaranteed indebtedness under the senior credit facility unconditionally guarantee payment on a joint and several basis of all of R.J. Tower Corporation’s obligations under the senior notes indenture and the senior notes. Tower Automotive unconditionally guarantees the senior notes on a senior unsecured basis. The guarantees are unsecured obligations of the guarantors, equal in right of payment with all other unsecured and unsubordinated indebtedness of the guarantors and senior in right of payment to the outstanding and future subordinated indebtedness of the guarantors.

      The senior notes are redeemable at any time and from time to time at the option of R.J. Tower Corporation, in whole or in part, upon not less than 30 nor more than 60 days’ notice to each holder. The redemption price is equal to the greater of:

•	100% of the principal amount of the senior notes to be redeemed, or

•	as determined by Chase Manhattan International Limited or Banc of America Securities LLC (formerly Bank of America International Limited), the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes discounted to the date of redemption, on a semiannual basis, at the Reference Dealer Rate (defined to mean with respect to Chase Manhattan International Limited or Bank of America International Limited and any redemption date, the midmarket yield to maturity, as determined by Chase Manhattan International Limited or Bank of America International Limited, of the German Government Bund 5.25% due July 1, 2010 or, if that security is no longer outstanding, a similar security in the reasonable judgment of Chase Manhattan International Limited or Bank of America International Limited), at 11:00 a.m., London time, on the third business day in London preceding such redemption date quoted in writing to United States Trust Company of New York) plus 50 basis points, plus accrued and unpaid interest to the date of redemption.

      If a change of control occurs, R.J. Tower Corporation will be required to offer to purchase the senior notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. Change of control is generally defined under the senior notes indenture to mean:

•	the direct or indirect sale, lease, transfer, conveyance of other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of R.J. Tower Corporation and its subsidiaries taken as a whole to any person (as that term is used in Section 13(d)(3) of the Exchange Act),

•	the adoption of a plan relating to the liquidation or dissolution of R.J. Tower Corporation,

•	the first day on which we cease, either directly or indirectly, to own all of the outstanding equity interest of R.J. Tower Corporation,

•	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than an employee trust sponsored by R.J. Tower Corporation, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting stock of R.J. Tower Corporation, measured by voting power rather than number of shares, or

•	the first day on which a majority of the members of the board of directors of R.J. Tower Corporation were not continuing directors (defined to include members of the board of directors of R.J. Tower Corporation on the date of the senior notes indenture or members who were nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of the board of directors at the time of such nomination or election).

      The senior notes indenture also contains covenants which, among other things, limit:

•	the creation of liens and encumbrances, and

•	certain sale and lease-back transactions with respect to the owned manufacturing facility properties of R.J. Tower Corporation or any subsidiary.

      The senior notes indenture includes various events of default customary for such type of agreements, such as failure to pay principal and interest when due on the senior notes, cross defaults on other indebtedness and certain events of bankruptcy, insolvency and reorganization.

5.0% Convertible Subordinated Notes

      The 5.0% convertible subordinated notes were issued pursuant to an indenture, dated as of July 28, 1997, between Tower Automotive and The Bank of New York, as trustee. The convertible notes are limited in aggregate principal amount of $200.0 million. The net proceeds from the sale of the convertible notes were used to repay a portion of the bank indebtedness incurred by R.J. Tower Corporation to finance the acquisitions of APC in April 1997 and SIMES in May 1997. The convertible notes were initially sold by R.J. Tower Corporation in an underwritten private placement. We intend to redeem the convertible notes sometime after August 2003.

      The convertible notes will mature on August 1, 2004. The convertible notes bear interest at the rate of 5.0% per annum, payable semiannually on February 1 and August 1 of each year, to the persons in whose names such convertible notes are registered at the close of business on the January 15 and July 15 immediately preceding such interest payment date.

      The convertible notes are among our general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness. Senior indebtedness is generally defined under the convertible notes indenture to include, subject to limited exceptions, all our obligations to pay the principal of, and premium, if any, interest and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, any of our indebtedness, unless the instrument creating or evidencing such indebtedness provides that such indebtedness is not senior or superior in right of payment to the convertible notes or which is pari passu with, or subordinated to, the convertible notes. In addition, the convertible notes are effectively subordinated to all of the obligations of our subsidiaries, including trade creditors. The convertible notes indenture does not restrict our or our subsidiaries’ incurrence of senior indebtedness or other indebtedness.

      The convertible notes are convertible into shares of Tower Automotive common stock at any time prior to the close of business on August 1, 2004, unless previously redeemed or repurchased, at a conversion price of $25.88 per share (equivalent to a conversion rate of 38.6473 shares per $1,000 principal amount of convertible notes), subject to adjustment in certain events, for an aggregate of 7,729,469 shares of common stock.

      The convertible notes can be redeemed at our option, in whole or in part, upon not less than 30 nor more than 60 days’ notice to each holder, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing August 1 of the years indicated below, in each case (subject to the right of holders of records on a record date to receive interest due on an interest payment date that is on or prior to such redemption date) together with accrued and unpaid interest and liquidated damages, if any, to but excluding, the redemption date:

Year	Percentage

2000	102.857%
2001	102.143
2002	101.429
2003	100.714
2004	100.000

      If a change of control occurs, we will be required to offer to purchase the convertible notes at 100% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. Change of control is generally defined under the convertible notes indenture to mean:

•	an event or series of events as a result of which any person or group is or becomes, directly or indirectly, the beneficial owner of more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of our (or any successor entity’s) board of directors,

•	the completion of any consolidation with or merger by us into any other person, or our sale, conveyance, transfer or lease of all or substantially all of our assets to any person, or any merger of any other person into is in a single transaction or series of related transactions, our outstanding stock is changed or exchanged, unless our stockholders immediately following such transaction own, directly or indirectly, at least a majority of the combined voting power of the outstanding voting securities of the person resulting from such transaction in substantially the same proportion as their ownership of the securities entitled to vote generally in elections of our (or any successor entity’s) board of directors immediately before such transaction, or

•	such time as the continuing directors do not constitute a majority of our board of directors (or, if applicable, the board of directors of any successor corporation).

      The convertible notes indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of Tower Automotive securities or the incurrence of senior indebtedness. The convertible notes indenture contains no covenants or other provisions to afford protection to holders of convertible notes in the event of a highly leveraged transaction or a change of control of Tower Automotive, except to the limited extent described above relating to a change of control.

     Trust Preferred Securities

      On June 9, 1998, Tower Automotive Capital Trust, or “Trust,” a statutory business trust created at Tower Automotive’s direction, completed the offering of $258.8 million of 6 3/4% Trust Preferred Securities resulting in net proceeds of approximately $249.7 million. We own all of the outstanding common securities issued by the Trust. The sole assets held by the Trust are the 6 3/4% subordinated convertible debentures due 2018 that we issued in an aggregate principal amount of $266.8 million. The Trust Preferred Securities are redeemable, in whole or in part, on or after June 30, 2001, and all Trust Preferred Securities must be redeemed no later than June 30, 2018. The Trust Preferred Securities are subject to redemption at the following percentages of the liquidation amount thereof plus accrued and unpaid distributions, if any, to the date fixed for redemption if redeemed during the twelve-month period commencing on June 30, in each of the following years indicated:

Year	Percentage

2001	104.725%
2002	104.050
2003	103.375
2004	102.700
2005	102.025
2006	101.350
2007	100.675
2008 and thereafter	100.000

The Trust Preferred Securities are convertible, at the option of the holder, into our common stock at a rate of 1.6280 shares of common stock for each Trust Preferred Security, which is equivalent to a conversion price of $30.713 per share. The net proceeds of the offering of the Trust Preferred Securities were used to repay outstanding indebtedness.

DESCRIPTION OF NOTES

      R.J. Tower issued the Notes under the Indenture, the “Indenture,” dated as of June 13, 2003, among itself, Parent, the Subsidiary Guarantors and BNY Midwest Trust Company, as “Trustee.” The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, or the “Trust Indenture Act.” The Indenture is unlimited in aggregate principal amount, although the issuance of outstanding notes was limited to $258.0 million. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes, or “Additional Notes.” We will only be permitted to issue such Additional Notes if at the time of such issuance, we were in compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes that we are currently offering and will vote on all matters with the holders of the Notes.

      Any Notes that remain outstanding after completion of the exchange offer, together with the Exchange Notes (as defined in the Indenture) issued in the exchange offer, will be treated as a single class of securities under the Indenture.

      This description of notes is intended to be a useful overview of the material provisions of the Notes and the Indenture, including material covenants contained in the Indenture. Since this description of notes is only a summary, you should refer to the Indenture for a complete description of the obligations of R.J. Tower and your rights.

      You will find the definitions of certain capitalized terms used in this description under the heading “— Certain definitions.” For purposes of this description, references to “R.J. Tower” “we,” “our” and “us” refer only to R.J. Tower Corporation and not to its subsidiaries. Unless otherwise required by the context, references in this description to the “Notes” includes the Notes issued to the initial purchasers in a private transaction that was not subject to the registration requirements of the Securities Act and the Exchange Notes, which have been registered under the Securities Act.

General

      The Notes. The Notes:

•	are general unsecured, senior obligations of R.J. Tower;

•	are limited to an aggregate principal amount of $258.0 million, subject to our ability to issue Additional Notes;

•	mature on June 1, 2013;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•	will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form. See “Book-entry, settlement and clearance”;

•	rank equally in right of payment to any future senior Indebtedness of R.J. Tower, without giving effect to collateral arrangements;

•	are unconditionally guaranteed on a senior unsecured basis by our parent corporation, Tower Automotive, Inc., and our current and future subsidiaries that guarantee obligations under our Credit Facility. See “— Note guarantees”; and

•	are expected to be eligible for trading in the PORTAL market.

      Interest. Interest on the Notes will compound semi-annually and:

•	accrue at the rate of 12% per annum;

•	accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on June 1 and December 1, commencing on December 1, 2003;

•	be payable to the holders of record on the May 15 and November 15 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

      We also will pay additional interest to holders of the Notes if we fail to complete the exchange offer described in the Registration Rights Agreement within 195 days of the date of the Indenture or if certain other conditions contained in the Registration Rights Agreement are not satisfied. See “Exchange offer and registration rights agreement.”

     Payments on the notes; paying agent and registrar

      We will pay principal of, premium, if any, and interest on the Notes at the office or agency designated by R.J. Tower in the Borough of Manhattan, The City of New York (which initially shall be the office of the Trustee at 101 Barclay Street, New York, New York 10286) except that we may, at our option, pay interest on the Notes by check mailed to holders of the Notes at their registered addresses as they appear in the Registrar’s books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the Notes, and R.J. Tower or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

      We will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Note.

     Transfer and exchange

      A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by R.J. Tower, the Trustee or the Registrar for any registration of transfer or exchange of Notes, but R.J. Tower may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. R.J. Tower is not required to transfer or exchange any Note selected for redemption. Also, R.J. Tower is not required to transfer or exchange any Note for a period of 15 days before the mailing of a notice of redemption of Notes to be redeemed.

      The registered holder of a Note will be treated as the owner of it for all purposes.

Optional redemption

      Except as described below, the Notes are not redeemable until June 1, 2008. On and after June 1, 2008, R.J. Tower may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

Year	Percentage

2008	106.00%
2009	104.00%
2010	102.00%
2011 and thereafter	100.00%

      Prior to June 1, 2006, R.J. Tower may on any one or more occasions redeem up to 35% of the original principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) with the Net Cash Proceeds of one or more Public Equity Offerings at a redemption price of 112% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date; provided that

(1) at least 65% of the original principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) remains outstanding after each such redemption; and

(2) the redemption occurs within 90 days after the closing of such Public Equity Offering.

      If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by R.J. Tower.

      In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount of the Note to be redeemed. A new Note in principal amount equal to the unredeemed portion of such Note will be issued in the name of the holder of such Note upon cancellation of the original Note.

      R.J. Tower is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes. R.J. Tower may at any time and from time to time purchase Notes through open market purchases, negotiated purchases, tender offers or otherwise.

Ranking

      The Notes will be general unsecured obligations of R.J. Tower that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all existing and future liabilities of R.J. Tower that are not so subordinated and will be effectively subordinated to all of our secured Indebtedness to the extent of the value of the assets that secure such Indebtedness and liabilities of our Subsidiaries that do not guarantee the Notes. In the event of bankruptcy, liquidation, reorganization or other winding up of R.J. Tower or its Subsidiary Guarantors or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Senior Credit Agreement or other Secured Indebtedness, the assets of R.J. Tower and its Subsidiary Guarantors that secure Secured Indebtedness will be available to pay obligations on the Notes and the Subsidiary Guarantees only after all Indebtedness under the Senior Credit Agreement and other Secured Indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes and the Subsidiary Guarantees then outstanding.

      As of September 30, 2003:

•	R.J. Tower and the Subsidiary Guarantors had $1,334.5 million of total indebtedness outstanding, of which $450.0 million was secured Indebtedness (if we elect to access the revolving credit facility to repay the 5.0% convertible subordinated notes, then we would have up to $650.0 million of secured indebtedness), $174.8 million ranked equally with the Notes and $200.0 million was subordinated to the Notes; and

•	R.J. Tower’s non-guarantor Subsidiaries had $523.5 million of total liabilities (including trade payables), all of which would have been structurally senior to the Notes.

Note guarantees

      The Guarantors will, jointly and severally, unconditionally guarantee on a senior unsecured basis R.J. Tower’s obligations under the Notes and all obligations under the Indenture. Such Guarantors will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders of Notes in enforcing any rights under the Note Guarantees. The obligations of Subsidiary Guarantors under the Subsidiary Guarantees will rank equally in right of payment with other Indebtedness of such Subsidiary Guarantor, except to the extent such other Indebtedness is expressly subordinate to the obligations arising under the Subsidiary Guarantee.

      Although the Indenture will limit the amount of indebtedness that Restricted Subsidiaries may Incur, such indebtedness may be substantial and all of it may be Indebtedness of Subsidiary Guarantors.

      The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under or similar laws affecting the rights of creditors generally.

      In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person which is not R.J. Tower or a Restricted Subsidiary of R.J. Tower (other than a Receivables Entity), such Subsidiary Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement if:

(1)	the sale or other disposition is in compliance with the Indenture, including the covenants “— Certain covenants — Limitation on sales of assets and subsidiary stock”; and

(2)	all the obligations of such Subsidiary Guarantor under the Credit Facility and related documentation and any other agreements relating to any other indebtedness of R.J. Tower or its Restricted Subsidiaries terminate upon consummation of such transaction.

      In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement if R.J. Tower designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture.

Change of control

      If a Change of Control occurs, each holder of Notes will have the right to require R.J. Tower to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of the holder’s Notes pursuant to the Change of Control offer on the terms set forth in the Indenture, which is referred to as the “Change of Control Offer.” In the Change of Control Offer, R.J. Tower will offer a Change of Control payment in cash equal to 101% of the aggregate principal amount of Notes plus accrued and unpaid interest and liquidated damages, if any, on the Notes repurchased to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent R.J. Tower has previously elected to redeem Notes as described under “— Optional redemption.” Within 30 days following any Change of Control, R.J. Tower will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control payment date, which is referred to as the “Change of Control Payment Date,” specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the Indenture and described in the notice. R.J. Tower will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, R.J. Tower will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

      The notice relating to the Change of Control will state:

(1) that a Change of Control has occurred and that such holder has the right to require R.J. Tower to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase, which is referred to as the “Change of Control Payment” (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2) the Change of Control Payment Date; and

(3) the procedures determined by R.J. Tower, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

      On the Change of Control Payment Date, R.J. Tower will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by R.J. Tower.

      The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control payment for such Notes, and the Trustee will promptly authenticate and deliver (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer. R.J. Tower will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      The provisions described above that require R.J. Tower to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that R.J. Tower repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

      Prior to mailing a Change of Control Offer, and as a condition to such mailing (i) the requisite holders of each issue of Indebtedness issued under an indenture or other agreement that may be violated by such payment shall have consented to such Change of Control Offer being made and waived the event of default, if any, caused by the Change of Control or (ii) R.J. Tower will repay all outstanding Indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of Notes under a Change of Control Offer or R.J. Tower must offer to repay all such Indebtedness, and make payment to the holders of such Indebtedness that accept such offer, and obtain waivers of any event of default from the remaining holders of such Indebtedness. R.J. Tower covenants to effect such repayment or obtain such consent within 90 days following any Change of Control, it being a default of the Change of Control provisions of the Indenture if R.J. Tower fails to comply with such covenant. A default under the Indenture will result in a cross-default under the Senior Credit Agreement.

      R.J. Tower will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by R.J. Tower and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer.

      R.J. Tower’s ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control may constitute a default under the Senior Credit Agreement. In addition, certain events that may constitute a change of control under the Senior Credit Agreement and cause a default under that agreement may not constitute a Change of Control under the Indenture. Future Indebtedness of R.J. Tower and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require R.J. Tower to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on R.J. Tower. Finally, R.J. Tower’s ability to pay cash to the holders upon a repurchase may be limited by R.J. Tower’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

      Even if sufficient funds were otherwise available, the terms of the Senior Credit Agreement and future Indebtedness may prohibit R.J. Tower’s prepayment of Notes before their scheduled maturity. Consequently, if R.J. Tower is not able to prepay the Bank Indebtedness and any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, R.J. Tower will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture may result in a cross-default under the Senior Credit Agreement.

      The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving R.J. Tower by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of R.J. Tower and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require R.J. Tower to make an offer to repurchase the Notes as described above. The provisions under the Indenture relative to R.J. Tower’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain covenants

     Limitation on indebtedness

      R.J. Tower will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that R.J. Tower and the Subsidiary Guarantors may Incur Indebtedness if on that date:

(1) the Consolidated Coverage Ratio for R.J. Tower and its Restricted Subsidiaries is at least 2.25 to 1.00; and

(2) no Default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness or transactions relating to such Incurrence.

      The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of R.J. Tower, any Subsidiary Guarantor or any Restricted Subsidiary that is a Foreign Subsidiary Incurred pursuant to Credit Facilities and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) and Guarantees of Restricted Subsidiaries in respect of the Indebtedness Incurred pursuant to Credit Facilities in an amount up to $600 million, less the aggregate principal amount of all prepayments of principal made pursuant to, and in compliance with the covenant described under “— Limitation on sales of assets and subsidiary stock,” applied to permanently reduce any such Indebtedness;

(2) (x) Guarantees by the Subsidiary Guarantors or R.J. Tower of Indebtedness Incurred by R.J. Tower or Restricted Subsidiaries of R.J. Tower and (y) Guarantees by Restricted Subsidiaries that are not Subsidiary Guarantors of Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors, provided that in each case such Indebtedness is Incurred in accordance with the provisions of the Indenture; and provided further that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or to the Subsidiary Guarantee, as the case may be;

(3) Indebtedness of R.J. Tower owing to and held by any Restricted Subsidiary (other than a Receivables Entity) or Indebtedness of a Restricted Subsidiary owing to and held by R.J. Tower or any Restricted Subsidiary (other than a Receivables Entity); provided, however,

(a) if R.J. Tower is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(b) if a Subsidiary Guarantor is the obligor on such Indebtedness and R.J. Tower or a Subsidiary Guarantor is not the obligee, such Indebtedness is subordinated in right of payment to the Subsidiary Guarantees of such Subsidiary Guarantor; and

(c) (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than R.J. Tower or a Restricted Subsidiary (other than a Receivables Entity) of R.J. Tower; and

(ii) any sale or other transfer (excluding Permitted Liens) of any such Indebtedness to a Person other than R.J. Tower or a Restricted Subsidiary (other than a Receivables Entity) of R.J. Tower shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by R.J. Tower or such Restricted Subsidiary, as the case may be.

(4) Indebtedness represented by (a) the Notes issued on the Issue Date, the Subsidiary Guarantees issued on the Issue Date, and the exchange notes and exchange guarantees issued in a registered exchange offer pursuant to the Registration Rights Agreement, (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (3), (6), (8), (9), (10), (11) and (12))

outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or Incurred pursuant to the first paragraph of this covenant;

(5) Indebtedness of Foreign Subsidiaries in an aggregate principal amount not to exceed the greater of $50.0 million and 10% of Consolidated Foreign Assets;

(6) Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes) (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(7) the Incurrence by R.J. Tower or any of its Restricted Subsidiaries of Indebtedness (including Capitalized Lease Obligations, mortgage financings or purchase money obligations) Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property (real or personal), plant or equipment used in the business of R.J. Tower or such Restricted Subsidiary, in an aggregate principal amount (which amount may, but need not be, Incurred in whole or in part under Credit Facilities), including all Refinancing Indebtedness Incurred to refund, refinance, replace, amend, restate, modify or renew, in whole or in part, any Indebtedness Incurred pursuant to this clause (7), not to exceed 2.50% of Consolidated Assets at any time outstanding;

(8) Indebtedness Incurred in respect of workers’ compensation claims, self-insurance obligations, performance, surety, bid and similar bonds and completion guarantees provided by R.J. Tower or a Restricted Subsidiary in the ordinary course of business;

(9) Indebtedness arising from agreements of R.J. Tower or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or a Subsidiary of R.J. Tower; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by R.J. Tower and its Restricted Subsidiaries in connection with such disposition;

(10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of Incurrence;

(11) Indebtedness Incurred by a Receivables Entity in a Qualified Receivables Transaction that is not recourse to R.J. Tower or any Restricted Subsidiary of R.J. Tower other than a Receivables Entity (except for Standard Securitization Undertakings);

(12) Indebtedness of R.J. Tower or any Restricted Subsidiary of R.J. Tower supported by a letter of credit issued pursuant to the Senior Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(13) (A) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by R.J. Tower or another Restricted Subsidiary (other than for Indebtedness Incurred in contemplation of, in connection with, as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of or was otherwise acquired by R.J. Tower), provided, however, that on the date such Restricted Subsidiary is acquired by R.J. Tower or by another Restricted Subsidiary, R.J. Tower and its Restricted Subsidiaries would have a Consolidated Coverage Ratio of at least 2.25 to 1.00 after giving effect to the Incurrence of such Indebtedness pursuant to this clause (13) and (B) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to this clause (13); and

(14) in addition to the items referred to in clauses (1) through (13) above, Indebtedness of R.J. Tower and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (14) and then outstanding, will not exceed $50.0 million at any time outstanding (it being understood that any Indebtedness Incurred under this clause (14) shall cease to be deemed Incurred or outstanding for purposes of this clause (14) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which R.J. Tower could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (14)).

      R.J. Tower will not Incur any Indebtedness under the preceding paragraph if the proceeds of that Indebtedness are used, directly or indirectly, to refinance any Subordinated Obligations of R.J. Tower unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Subsidiary Guarantor will Incur any Indebtedness if the proceeds of that Indebtedness are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of such Subsidiary Guarantor unless such Indebtedness will be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Obligations. No Restricted Subsidiary that is not a Subsidiary Guarantor may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of R.J. Tower.

      For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) in the event that Indebtedness meets the criteria of more than one of the types of permitted Indebtedness described in clauses (1) through (14) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, R.J. Tower, in its sole discretion, will classify or later reclassify such item in any manner that complies with this covenant;

(2) all Indebtedness outstanding on the date of the Indenture under the Senior Credit Agreement shall be deemed initially Incurred on the Issue Date under clause (1) of the second paragraph of this covenant and not the first paragraph or clause (4) of the second paragraph of this covenant;

(3) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4) if obligations in respect of letters of credit are Incurred pursuant to Credit Facilities and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5) the principal amount of any Disqualified Stock of R.J. Tower or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(7) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

      Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value of that Indebtedness in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount or liquidation preference of that Indebtedness, together with any interest on that Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

      In addition, R.J. Tower will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of R.J. Tower as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “Limitation on indebtedness” covenant, R.J. Tower shall be in Default of this covenant).

      For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that R.J. Tower may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on restricted payments.

      R.J. Tower will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving R.J. Tower or any of its Restricted Subsidiaries) except:

(a) dividends or distributions payable in Capital Stock of R.J. Tower (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of R.J. Tower; and

(b) dividends or distributions payable to R.J. Tower or a Restricted Subsidiary of R.J. Tower (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of R.J. Tower or any direct or indirect parent of R.J. Tower held by Persons other than R.J. Tower or a Restricted Subsidiary of R.J. Tower (other than in exchange for Capital Stock of R.J. Tower (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of (A) Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement) and (B) Indebtedness described in clause (3) of the second paragraph of the covenant described under “— Limitation on indebtedness”; or

(4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to in this description as a “Restricted Payment”), if at the time R.J. Tower or such Restricted Subsidiary makes such Restricted Payment:

(a) a Default shall have occurred and be continuing (or would result therefrom); or

(b) R.J. Tower is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the “— Limitation on indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of, without duplication:

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the first fiscal quarter commencing April 1, 2003 to the end of the most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by R.J. Tower from the issue or sale of its Capital Stock (other than Disqualified Stock) or net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, from capital contributions subsequent to the Issue Date (other than net proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of R.J. Tower or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by R.J. Tower or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

(iii) the amount by which Indebtedness of R.J. Tower or its Restricted Subsidiaries is reduced on R.J. Tower’s balance sheet upon the conversion or exchange (other than by a Subsidiary of R.J. Tower) subsequent to the Issue Date of any Indebtedness of R.J. Tower or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of R.J. Tower (less the amount of any cash, or the fair market value of any other property, distributed by R.J. Tower upon such conversion or exchange); and

(iv) the amount equal to the net reduction in Restricted Investments made by R.J. Tower or any of its Restricted Subsidiaries in any Person (including Investments in Unrestricted Subsidiaries) resulting from:

(A) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to R.J. Tower or any Restricted Subsidiary of R.J. Tower; or

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by R.J. Tower or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.

      The Fair Market Value of property other than cash covered by clause (c)(ii) above shall be determined in good faith by R.J. Tower and

(A) in the event of property with a Fair Market Value in excess of $10.0 million, shall be set forth in an Officers’ Certificate or

(B) in the event of property with a Fair Market Value in excess of $25.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of R.J. Tower.

      The provisions of the preceding paragraph will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of R.J. Tower made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of R.J. Tower (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by R.J. Tower or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (a) such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of R.J. Tower made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of R.J. Tower or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant descried under “Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of R.J. Tower or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of R.J. Tower or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “— Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(4) so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations of a Subsidiary Guarantor from Net Available Cash to the extent permitted under “— Limitation on sales of assets and subsidiary stock” below; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(5) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

(6) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of R.J. Tower or Preferred Stock of any of its Restricted Subsidiaries issued or Incurred in accordance with the covenant entitled “— Limitation on indebtedness” to the extent such dividends are included in the definition of “Consolidated Interest Expense”; provided that the payment of such dividends will be excluded from the calculation of Restricted Payments;

(7) repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments;

(8) cash dividends or loans to Parent in amounts equal to:

(a) amounts required for Parent to pay franchise taxes and federal, state, local and foreign income taxes to the extent such income taxes are directly attributable to the income of R.J. Tower and its Restricted Subsidiaries (and, to the extent of amounts actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries);

(b) the amounts required for Parent to pay franchise taxes and other fees required to maintain its legal existence;

(c) an amount not to exceed $5.0 million in any fiscal year to permit Parent to pay its corporate overhead and operating expenses incurred in the ordinary course of business, and to pay salaries or other compensation of employees who perform services for both Parent and R.J. Tower;

provided, that such dividends or loans will be excluded from subsequent calculations of the amount of Restricted Payments;

(9) dividends to the Parent for the exclusive purpose of redeeming and/or paying all accrued interest on the Convertible Subordinated Notes through the redemption date of the Convertible Subordinated Notes; provided that the payment of such dividend will be excluded in the calculation of the amount of Restricted Payments;

(10) so long as no Default or Event of Default has occurred and is continuing, the payment of dividends to the Parent to pay accrued interest with respect to Parent’s 6 3/4% Subordinated Debentures due June 18, 2018; provided that the payment of such dividends will be excluded in the calculation of the amount of Restricted Payments;

(11) the purchase, redemption, acquisition or retirement of any Subordinated Obligations at a price not greater than 101% of the principal amount thereof (together with accrued and unpaid interest) following a “change of control” (defined in a manner comparable to the definition of Change of Control) after R.J. Tower shall have complied with the provisions under “— Change of control” and has purchased all Notes validly tendered and not withdrawn; provided, however, that such amounts shall be excluded in the calculation of the amount of Restricted Payments; and

(12) other Restricted Payments in an amount not to exceed $25.0 million; provided that the amount of such Restricted Payments will be included in the calculation of the amount of Restricted Payments.

      The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by R.J. Tower or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The Fair Market Value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of R.J. Tower acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such Fair Market Value is estimated in good faith by the Board of Directors of R.J. Tower to exceed $15.0 million. Not later than the date of making any Restricted Payment in an amount in excess of $25.0 million (excluding those permitted by clauses (1) through (12) above) R.J. Tower shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Restricted Payments” were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

      In addition, Seojin Industrial Company Limited and its Subsidiaries will be Unrestricted Subsidiaries on the Issue Date.

     Limitation on liens.

      R.J. Tower will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries of R.J. Tower), whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Indenture and the Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

     Limitation on sale/leaseback transactions.

      R.J. Tower will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/ Leaseback Transaction unless:

(1) R.J. Tower or such Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale/ Leaseback Transaction pursuant to the covenant described under “— Limitation on indebtedness”;

(2) R.J. Tower or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale/ Leaseback Transaction securing such Attributable Indebtedness without securing the Notes pursuant to the covenant described under “— Limitation on liens”; and

(3) the Sale/ Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under “— Limitation on sale of assets and subsidiary stock” (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/ Leaseback Transaction, treating all of the consideration received in such Sale/ Leaseback Transaction as Net Available Cash for purposes of such covenant.

      Notwithstanding the preceding, the provisions of this covenant shall not apply to any Sale/Leaseback Transaction entered into by R.J. Tower or any Restricted Subsidiary with respect to the construction of tooling and related equipment that is not in existence on the Issue Date, in each case in the ordinary course of business consistent with past practices; provided that any such Sale/Leaseback Transaction is entered into within 180 days of completion of construction of such tooling and related equipment.

     Limitation on restrictions on distributions from restricted subsidiaries.

      R.J. Tower will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to R.J. Tower or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to R.J. Tower or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to R.J. Tower or any Restricted Subsidiary to other Indebtedness Incurred by R.J. Tower or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) transfer any of its property or assets to R.J. Tower or any Restricted Subsidiary.

      The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture including, without limitation, the Indenture and the Senior Credit Agreement in effect on such date;

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by R.J. Tower (other than Capital Stock or Indebtedness Incurred as consideration in, or in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by R.J. Tower or in contemplation of the transaction) and outstanding on such date, provided that any such encumbrance or restriction may not extend to other Restricted Subsidiaries or assets of R.J. Tower;

(iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(b) contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of R.J. Tower or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(c) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of R.J. Tower or any Restricted Subsidiary;

(v) (a) purchase money obligations for property and (b) customary provisions contained in leases and other similar agreements, in each case, acquired in the ordinary course of business and that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vi) any Purchase Money Note or other Indebtedness or contractual requirements Incurred with respect to a Qualified Receivables Transaction;

(vii) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(viii) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(ix) restrictions on cash or other deposits or net worth provisions in leases and other agreements entered into by R.J. Tower or any Restricted Subsidiary in the ordinary course of business;

(x) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order; and

(xi) encumbrances or restrictions (i) contained in indentures or other debt instruments or debt arrangements Incurred by R.J. Tower or any Subsidiary Guarantor in accordance with “— Limitation on indebtedness” that are not more materially restrictive, taken as a whole, than those applicable to R.J. Tower in either the Indenture governing the Notes or the Senior Credit Agreement on the date of the Indenture (which may result in encumbrances or restrictions comparable to those applicable to R.J. Tower at a Restricted Subsidiary level) or (ii) that are Incurred subsequent to the Issue Date pursuant to clauses (5), (7), (13) and (14) of the second paragraph of the covenant described under “— Limitation on indebtedness” by Foreign Subsidiaries.

     Limitation on sales of assets and subsidiary stock.

      R.J. Tower will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1) R.J. Tower or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (including by way of relief from, or by any other Person or group of Persons assuming sole responsibility for, any liabilities, contingent or otherwise, with such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors or senior management of R.J. Tower (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration from such Asset Disposition received by R.J. Tower or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by R.J. Tower or such Restricted Subsidiary, as the case may be, within 360 days after the later of the date of such Asset Disposition or the receipt of such Net Available Cash, at its option:

(a) to prepay, repay or purchase Indebtedness (other than any Disqualified Stock or Subordinated Obligations) or Indebtedness of a Wholly Owned Subsidiary (other than any Disqualified Stock or Guarantor Subordinated Obligation of a Subsidiary Guarantor) (in each case other than Indebtedness owed to R.J. Tower or an Affiliate of R.J. Tower or, in the case of Net Available Cash from Asset Dispositions by a Foreign Subsidiary, to prepay, repay or purchase Indebtedness of such Foreign Subsidiary if required by the terms of Indebtedness of such Foreign Subsidiary); provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), R.J. Tower or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

(b) to invest in Additional Assets;

provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, R.J. Tower and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.

      Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” On the 361st day after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds $25.0 million, R.J. Tower will be required to make an offer, referred to as an “Asset Disposition Offer,” to all holders of Notes and to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding, referred to as “Pari Passu Notes,” with similar provisions requiring R.J. Tower to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Disposition, to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of $1,000. To the extent that the aggregate amount of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, R.J. Tower may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by holders of Notes and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

      The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law, such period being referred to as the “Asset Disposition Offer Period.” No later than five Business Days after the termination of the Asset Disposition Offer Period, referred to as the “Asset Disposition Purchase Date,” R.J. Tower will purchase the principal amount of Notes and Pari Passu Notes required to be purchased pursuant to this covenant, referred to as the “Asset Disposition Offer Amount,” or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

      If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender Notes pursuant to the Asset Disposition Offer.

      On or before the Asset Disposition Purchase Date, R.J. Tower will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Notes or portions of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. R.J. Tower will deliver to the Trustee an Officers’ Certificate stating that such Notes or portions of such Notes were accepted for payment by R.J. Tower in accordance with the terms of this covenant and, in addition, R.J. Tower will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. R.J. Tower or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by R.J. Tower for purchase, and R.J. Tower will promptly issue a new Note, and the Trustee, upon delivery of an Officers’ Certificate from R.J. Tower will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple of $1,000. In addition, R.J. Tower will take any and all other actions required by the agreements governing the Pari Passu Notes. Any Note not so accepted will be promptly mailed or delivered by R.J. Tower to the holder of that Note. R.J. Tower will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

      For the purposes of this covenant, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of R.J. Tower or Indebtedness of a Wholly Owned Subsidiary (other than Guarantor Subordinated Obligations or Disqualified Stock of any Wholly Owned Subsidiary that is a

Subsidiary Guarantor) and the release of R.J. Tower or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case R.J. Tower will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (a) above); and

(2) securities, notes or other obligations received by R.J. Tower or any Restricted Subsidiary of R.J. Tower from the transferee that are converted within 180 days by R.J. Tower or such Restricted Subsidiary into cash.

      R.J. Tower will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, R.J. Tower will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict. The provisions under the Indenture relative to R.J. Tower’s obligation to make an offer to repurchase the Notes as a result of an Asset Disposition may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

     Limitation on affiliate transactions.

      R.J. Tower will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of R.J. Tower, referred to as an “Affiliate Transaction,” unless:

(1) the terms of such Affiliate Transaction are no less favorable to R.J. Tower or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $5.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of R.J. Tower and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3) in the event such Affiliate Transaction involves an aggregate consideration in excess of $15.0 million, R.J. Tower has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is fair, from a financial standpoint, to R.J. Tower and its Restricted Subsidiaries taken as a whole.

      The preceding paragraph will not apply to:

(1) any Restricted Payment permitted to be made pursuant to the covenant described under “Limitation on restricted payments” or any Permitted Investments;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of R.J. Tower, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers and employees approved by the Board of Directors;

(3) payments, loans or advances to employees or officers (other than executive officers) in the ordinary course of business of the Parent, R.J. Tower or any of its Restricted Subsidiaries determined in good faith by the Board of Directors;

(4) any transaction between R.J. Tower and a Restricted Subsidiary (other than a Receivables Entity) or between Restricted Subsidiaries (other than a Receivables Entity or Receivables Entities)

and Guarantees, whether or not secured, issued by R.J. Tower or a Restricted Subsidiary for the benefit of R.J. Tower or a Restricted Subsidiary, as the case may be, in accordance with “Certain covenants — Limitations on indebtedness;”

(5) the payment of reasonable and customary fees, expenses and compensation paid to, and indemnity provided on behalf of, directors of the Parent, R.J. Tower or any Restricted Subsidiary of R.J. Tower;

(6) the performance of obligations of R.J. Tower or any of its Restricted Subsidiaries under the terms of any agreement to which R.J. Tower or any of its Restricted Subsidiaries is a party as of or on the Issue Date and identified on a schedule to the Indenture on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the Notes than the terms of the agreements in effect on the Issue Date;

(7) transactions effected exclusively as part of a Qualified Receivables Transaction, and acquisitions of Permitted Investments in connection with a Qualified Receivables Transaction;

(8) the payment of annual management, consulting, monitoring and advisory fees and expenses to Hidden Creek and its Affiliates in an amount in any fiscal year not to exceed $1.0 million; or

(9) transactions with Parent, Unrestricted Subsidiaries and joint ventures, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to R.J. Tower and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of R.J. Tower, and are on terms at least as favorable as might reasonably have obtained at such time from an unaffiliated party.

     SEC Reports.

      Notwithstanding that the Parent may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Parent, or R.J. Tower in the event R.J. Tower is no longer a Subsidiary of the Parent, will file with the SEC, and make available to the Trustee and the registered holders of the Notes, the annual reports and the information, documents and other reports (or copies of such portions of any of the preceding as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified. In the event that the Parent is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, the Parent will nevertheless make available such Exchange Act information to the Trustee and the holders of the Notes as if the Parent were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified. The financial information filed with the SEC or delivered to holders pursuant to this covenant shall include consolidating financial statements for the Parent, R.J. Tower, the Subsidiary Guarantors and Subsidiaries that are not Subsidiary Guarantors in the form prescribed by the SEC.

      If R.J. Tower has designated any of its Subsidiaries that would be considered either individually or taken together as a Significant Subsidiary as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements of the financial condition and results of operations of R.J. Tower and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

     Merger and consolidation.

      R.J. Tower will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not R.J. Tower) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of R.J. Tower under the Notes and the Indenture, provided that if the Successor Company is not a corporation, then a co-issuer of the Notes shall be created that is a corporation and organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Restricted Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the “— Limitation on indebtedness” covenant;

(4) each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the Indenture and the Notes and its obligations under the Registration Rights Agreement shall continue to be in effect; and

(5) R.J. Tower shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

      For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of R.J. Tower, which properties and assets, if held by R.J. Tower instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of R.J. Tower on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of R.J. Tower.

      The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, R.J. Tower under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor Company will not be released from the obligation to pay the principal of and interest on the Notes.

      Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

      Notwithstanding the preceding clauses (2) and (3), (x) any Restricted Subsidiary of R.J. Tower may consolidate with, merge into or transfer all or part of its properties and assets to R.J. Tower and (y) R.J. Tower may merge with an Affiliate incorporated solely for the purpose of reincorporating R.J. Tower in another jurisdiction so long as the amount of Indebtedness of R.J. Tower and its Restricted Subsidiaries is not increased thereby.

      In addition, R.J. Tower will not permit any Subsidiary Guarantor to consolidate with or merge with or into any person (other than another Subsidiary Guarantor) and will not permit the sale, conveyance, transfer or lease of all or substantially all of the assets of any Subsidiary Guarantor unless:

(1)(a) the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and such Person (if not such Subsidiary Guarantor) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee; (b) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Guarantor, surviving or transferee Person or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and (c) R.J. Tower will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “— Limitation on sales of assets and subsidiary stock.”

     Future subsidiary guarantors.

      After the Issue Date, R.J. Tower will cause each Restricted Subsidiary which guarantees obligations under a Credit Facility (other than guarantees by Foreign Subsidiaries of obligations of Foreign Subsidiaries) or the 2000 Notes created or acquired by R.J. Tower or one or more of its Restricted Subsidiaries to execute and deliver to the Trustee a Subsidiary Guarantee pursuant to which such Subsidiary Guarantor will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest on the Notes on a senior basis.

     Limitation on lines of business.

      R.J. Tower will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

     Payments for consent.

      Neither R.J. Tower nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

     Effectiveness of covenants.

      The covenants described under “— Limitation on indebtedness,” “— Limitation on restricted payments,” “— Limitation on restrictions on distributions from restricted subsidiaries,” “—Limitation on sales of assets and subsidiary stock,” “— Limitation on affiliate transactions,” “— SEC reports,” “— Future subsidiary guarantors” and “— Limitation on lines of business”, which are collectively referred to as the “Suspended Covenants,” will no longer be in effect upon R.J. Tower attaining Investment Grade Status. If at any time R.J. Tower’s credit rating is downgraded from Investment Grade Status, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended and be applicable pursuant to the terms of the Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the Indenture), unless and until R.J. Tower subsequently attains Investment Grade Status (in which event the Suspended Covenants shall no longer be in effect for such time that R.J. Tower maintains Investment Grade Status); provided, however, that no

Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of R.J. Tower or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring after R.J. Tower attains Investment Grade Status and before any reinstatement of such Suspended Covenants as provided above, or any actions taken at any time pursuant to any contractual obligation arising prior to such reinstatement, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period.

Events of default

      Each of the following is an Event of Default:

(1) default in any payment of interest or additional interest (as required by the Registration Rights Agreement) on any Note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by R.J. Tower or any Subsidiary Guarantor to comply with its obligations under “— Certain covenants — Merger and consolidation;”

(4) failure by R.J. Tower to comply for 30 days after notice with any of its obligations under the covenants described under “— Change of Control” above or under the covenants described under “— Certain covenants” above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with “— Certain covenants — Merger and consolidation” which is covered by clause (3));

(5) failure by R.J. Tower to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by R.J. Tower or any of its Restricted Subsidiaries (or the payment of which is guaranteed by R.J. Tower or any of its Restricted Subsidiaries), other than Indebtedness owed to R.J. Tower or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default:

(a) is caused by a failure to pay any Indebtedness at maturity (after giving effect to any applicable grace period provided in such Indebtedness) (“payment default”); or

(b) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of R.J. Tower or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for R.J. Tower and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8) failure by R.J. Tower or any Restricted Subsidiary to pay final judgments aggregating in excess of $20.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), if (A) an enforcement proceeding thereon is commenced and not discharged within 10 days or (B) such judgment remains outstanding for a period of 60 days and is not paid, discharged, stayed or bonded (the “judgment default provision”); or

(9) any Subsidiary Guarantee of a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for R.J. Tower and its Restricted Subsidiaries would constitute a Significant Subsidiary and/or the Parent Guarantee ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that taken together as of the latest audited consolidated financial statements of R.J. Tower and its Restricted Subsidiaries would constitute a Significant Subsidiary denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee or the Parent denies or disaffirms its obligations under the Indenture or the Parent Guarantee, except in each case, in connection with a release of Guarantee in accordance with the terms of the Indenture.

      However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify R.J. Tower of the default and R.J. Tower does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

      If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to R.J. Tower, or the holders of at least 25% in principal amount of the outstanding Notes by notice to R.J. Tower and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by R.J. Tower or a Restricted Subsidiary of R.J. Tower or waived by the holders of the relevant Indebtedness within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

      Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

      Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. In the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

      If a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, R.J. Tower is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers of the certificate know of any Default that occurred during the previous year. R.J. Tower also is required to deliver to the Trustee, promptly after the occurrence of any events which would constitute certain Defaults, an Officers’ Certificate specifying any such events which would constitute certain Defaults, their status and what action R.J. Tower is taking or proposes to take in respect of such events.

Amendments and waivers

      Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment;

(2)	reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3)	reduce the principal of or extend the Stated Maturity of any Note;

(4)	reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under “— Optional Redemption” or “— Change of Control,” whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(8)	modify the Subsidiary Guarantees in any manner adverse to the holders of the Notes.

      Notwithstanding the preceding, without the consent of any holder, R.J. Tower, the Guarantors and the Trustee may amend the Indenture and the Notes to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by a successor corporation of the obligations of R.J. Tower or any Subsidiary Guarantor or the Parent under the Indenture;

(3)	provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f) (2) (B) of the Code);

(4)	add Guarantees with respect to the Notes or release a Subsidiary Guarantor in accordance with the applicable provisions of the Indenture;

(5)	secure the Notes;

(6)	add to the covenants of R.J. Tower for the benefit of the holders or surrender any right or power conferred upon R.J. Tower;

(7)	make any change that does not adversely affect the rights of any holder;

(8)	to add additional Events of Default with respect to the Notes;

(9)	to evidence and provide for successor Trustees;

(10)	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(11)	provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Notes, as a single class of securities.

      The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Notes given in connection with a tender of such holder’s Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, R.J. Tower is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment.

Defeasance

      R.J. Tower at any time may terminate all its obligations under the Notes and the Indenture, which is referred to as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. If R.J. Tower exercises its legal defeasance option, the Subsidiary Guarantees in effect at such time will terminate.

      R.J. Tower at any time may terminate its obligations under covenants described under “Certain covenants,” other than “Merger and consolidation,” the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, and the judgment default provision and the Subsidiary Guarantee provision described under “Events of

Default” above and the limitations contained in clause (3) under “— Certain covenants — Merger and consolidation” above. This is referred to as “covenant defeasance.”

      R.J. Tower may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If R.J. Tower exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If R.J. Tower exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “Events of Default” above or because of the failure of R.J. Tower to comply with clause (3) under “Certain covenants — Merger and consolidation” above.

      In order to exercise either defeasance option, R.J. Tower must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

No personal liability of directors, officers, employees and stockholders

      No director, officer, employee, incorporator or stockholder of R.J. Tower, Parent or any Subsidiary Guarantor, as such, shall have any liability for any obligations of R.J. Tower, Parent or any Subsidiary Guarantor, under the Notes, the Indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the trustee

      BNY Midwest Trust Company is the Trustee under the Indenture and has been appointed by R.J. Tower as Registrar and Paying Agent with regard to the Notes.

Governing law

      The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

      “6 3/4% Subordinated Debentures due June 18, 2018” means the 6 3/4% Subordinated Debentures due June 18, 2018 that represent the sole asset of the trust that issued the Trust Preferred Securities (which defined term shall be exclusive of amendments with the effect of increasing the interest rate thereon).

      “2000 Notes” means the Euro 150,000,000 aggregate principal amount of 9.25% senior notes due 2010 issued by R.J. Tower and guaranteed by the Parent and certain subsidiaries of R.J. Tower pursuant to the Indenture dated as of July 25, 2000.

      “Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of R.J. Tower or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

      “Additional Assets” means:

(1) any property or assets (other than Indebtedness and Capital Stock) to be used by R.J. Tower or a Restricted Subsidiary in a Related Business;

(2) capital expenditures, or commitments to make capital expenditures, by R.J. Tower or its Restricted Subsidiaries;

(3) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by R.J. Tower or a Restricted Subsidiary of R.J. Tower; or

(4) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of R.J. Tower;

provided, however, that, in the case of clauses (3) and (4), such Restricted Subsidiary is primarily engaged in a Related Business.

      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the preceding; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

      “Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by R.J. Tower or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

      Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition by a Restricted Subsidiary to R.J. Tower or by R.J. Tower or a Restricted Subsidiary to a Restricted Subsidiary (other than a Receivables Entity);

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) a disposition of inventory in the ordinary course of business;

(4) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of R.J. Tower and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under “Certain covenants — Merger and consolidation”;

(6) an issuance of Capital Stock by a Restricted Subsidiary of R.J. Tower to R.J. Tower or to a Wholly-Owned Subsidiary (other than a Receivables Entity);

(7) for purposes of “Certain covenants — Limitation on sales of assets and subsidiary stock” only, the making of a Permitted Investment or a disposition subject to “Certain covenants — Limitation on restricted payments”;

(8) sales of accounts receivable and related assets or an interest in accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to or by a Receivables Entity;

(9) dispositions of assets in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than $10.0 million (with unused amounts in any calendar year being carried over to the next succeeding calendar year subject to a maximum of $20.0 million in such next succeeding fiscal year);

(10) dispositions in connection with Permitted Liens;

(11) dispositions of Investments or receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(12) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of R.J. Tower and its Restricted Subsidiaries;

(13) foreclosure on assets;

(14) any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Related Business; and

(15) any Sale/Leaseback with respect to the construction of tooling and related equipment that is not in existence on the Issue Date, in each case in the ordinary course of business consistent with past practices, provided that any such Sale/ Leaseback Transaction is entered into within 180 days of completion of construction of such tooling and related equipment.

      “Attributable Indebtedness” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended). Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction determined in accordance with GAAP.

      “Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

      “Bank Indebtedness” means any and all amounts, whether outstanding on the Issue Date or Incurred after the Issue Date, payable by R.J. Tower under or in respect of the Senior Credit Agreement and any related notes, collateral documents, letters of credit and guarantees and any Interest Rate Agreement entered into in connection with the Senior Credit Agreement, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to R.J. Tower at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

      “Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

      “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

      “Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

      “Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, or, in the case of any Foreign Subsidiary, such local currencies and Foreign Cash Investments held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(3) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition of the United States (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.;

(4) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s Ratings Services, or “A” or the equivalent thereof by Moody’s Investors Service, Inc., and having combined capital and surplus in excess of $500 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(6) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(7) interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above.

      “Change of Control” means:

(1) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of R.J. Tower or Parent (or their respective successors by merger, consolidation or purchase of all or substantially all of their respective assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of R.J. Tower or Parent held by a parent entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity (except the Parent’s ownership of Capital Stock of R.J. Tower shall be excluded); or

(2) the first day on which a majority of the members of the Board of Directors of R.J. Tower or Parent are not Continuing Directors; or

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of R.J. Tower or the Parent and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act);

(4) the adoption by the stockholders of R.J. Tower or the Parent of a plan or proposal for the liquidation or dissolution of R.J. Tower or the Parent; or

(5) the occurrence of a “Change of Control” under the indenture relating to the 2000 Notes during the period such indenture remains in effect.

      “Code” means the Internal Revenue Code of 1986, as amended.

      “Commodity Agreement” means any forward contract, swap, option, hedge or other similar financial agreement or arrangement designed to protect against fluctuations in commodity prices.

      “Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

      “Consolidated Assets” means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of R.J. Tower and its Restricted Subsidiaries as the total assets, with such assets to be valued at book value.

      “Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal financial statements are available to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

(1) if R.J. Tower or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period R.J. Tower or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, division, operating unit, segment, business,

group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of R.J. Tower or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to R.J. Tower and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent R.J. Tower and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period R.J. Tower or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into R.J. Tower) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into R.J. Tower or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by R.J. Tower or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

      For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of R.J. Tower (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of R.J. Tower to be a rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. If any Indebtedness that is being given pro forma effect bears an interest rate at the option of R.J. Tower, the interest rate shall be calculated by applying such optional rate chosen by R.J. Tower.

      “Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) Consolidated Income Taxes;

(3) consolidated depreciation expense;

(4) consolidated amortization expense or impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles”;

(5) any non-recurring fees, expenses or charges related to any offering of Capital Stock, Permitted Investment, acquisition or Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful);

(6) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); and

(7) cash charges of up to $25.0 million in respect of restructuring charges reflected as such on the consolidated statement of operations of R.J. Tower (which cash charges shall only be included in calculations of Consolidated EBITDA for the quarter such charge is incurred and the succeeding three fiscal quarters).

      Notwithstanding the preceding sentence, clauses (2) through (7) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (7) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to R.J. Tower by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

      “Consolidated Foreign Assets” means the book value of the assets held by Foreign Subsidiaries, determined on a consolidated basis exclusive of intercompany amounts attributable to transactions with R.J. Tower and Restricted Subsidiaries.

      “Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

      “Consolidated Interest Expense” means, for any period, the total interest expense of R.J. Tower and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2) amortization of debt discount and debt issuance cost (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense);

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

(6) net costs associated with Hedging Obligations (including amortization of fees) provided, however, that if Hedging Obligations result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(7) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(8) the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period (other than accrued dividends payable solely in Capital Stock (other than Disqualified Stock)) on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than R.J. Tower or a Wholly-Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined effective federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;

(9) interest with respect to the Parent’s 6 3/4% Subordinated Debentures due June 18, 2018 and interest with respect to the Convertible Subordinated Notes, in each case, which would have been accrued by R.J. Tower if such instruments had been issued directly by R.J. Tower;

(10) Receivable Fees; and

(11) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than R.J. Tower) in connection with Indebtedness Incurred by such plan or trust.

provided, however, that there will be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by R.J. Tower or any Restricted Subsidiary.

      For purposes of the preceding, total interest expense will be determined (i) after giving effect to any net payments made or received by R.J. Tower and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of R.J. Tower. Notwithstanding anything to the contrary contained in this definition, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which R.J. Tower or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

      “Consolidated Net Income” means, for any period, the net income (loss) of R.J. Tower and its consolidated Restricted Subsidiaries determined in accordance with GAAP, less interest with respect to Parent’s 6 3/4% Subordinated Debentures due June 18, 2018 and interest with respect to the Convertible Subordinated Notes, in each case which would have been accrued by R.J. Tower if such instruments had been issued directly by R.J. Tower; provided, however, that there will not be included in such Consolidated Net Income:

(1) any net income (or loss) of any Person if such Person is not a Restricted Subsidiary, except that:

(a) subject to the limitations contained in clauses (3), (4), (5) and (6) below, R.J. Tower’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to R.J. Tower or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below);

(b) with respect to calculations under “— Certain covenants — Restricted payments” R.J. Tower’s equity in a net loss of any such Person for such period will be excluded; and

(c) with respect to calculations under “— Certain covenants — Limitation on indebtedness”, R.J. Tower’s equity in a net loss of any such Person for such period will be included in determining Consolidated Net Income to the extent such loss has been funded with cash from R.J. Tower or a Restricted Subsidiary;

(2) any net income (but not loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to R.J. Tower, except that:

(a) subject to the limitations contained in clauses (3), (4), (5) and (6) below, R.J. Tower’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed or was actually distributed by such Restricted Subsidiary during such period to R.J. Tower or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b) R.J. Tower’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3) any net after tax gain (loss) realized upon the sale or other disposition of any property, plant or equipment of R.J. Tower or its consolidated Restricted Subsidiaries (including pursuant to any Sale/ Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business (less all fees and expenses relating thereto) and any net after tax gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person (less all fees and expenses relating thereto);

(4) any net after tax extraordinary gain or loss (less all fees and expenses relating thereto);

(5) the cumulative effect of a change in accounting principles; and

(6) net after-tax gains or losses on the disposal of discontinued operations.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of R.J. Tower or Parent, as the case may be who: (1) was a member of such Board of Directors on the date of the Indenture; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of the relevant nomination or election.

      “Convertible Subordinated Notes” means the $200.0 million aggregate principal amount of Parent’s 5% Convertible Subordinated Notes due August 1, 2004 issued pursuant to an indenture dated as of July 28, 1997, as the same may be amended, supplemented or otherwise modified.

      “Credit Facility” means, with respect to R.J. Tower, any Subsidiary Guarantor or any Restricted Subsidiary that is a Foreign Subsidiary, one or more debt facilities or indentures (including, without limitation, the Senior Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), working capital loans, swingline facilities, ancillary facilities, advances, notes, debentures or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Senior Credit Agreement or any other credit or other agreement or indenture).

      “Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

      “Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of R.J. Tower or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require R.J. Tower to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that R.J. Tower may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by R.J. Tower with the provisions of the Indenture described under the captions “— Change of control” and “Limitation on Sales of Assets and Subsidiary Stock” and such repurchase or redemption complies with “— Certain covenants — Restricted payments.”

      “Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

      “Foreign Cash Investments” means any Investment rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services, respectively, (i) in direct obligations issued by, or guaranteed by, the government of a country that is a member of the Organization for Economic Cooperation and Development (the “OECD”) or any agency or instrumentality thereof, provided that such obligations mature within 180 days of the date of acquisition thereof, and (ii) in time deposits or negotiable certificates of deposit or money market securities issued by any commercial banking institution that is a member of an applicable central bank of a country that is a member of the OECD having surplus of at least $500,000,000 in the aggregate at all times, payable on demand or maturing within 180 days of the acquisition thereof; provided that such time deposits, negotiable certificates of deposit and money market securities are permitted under the Senior Credit Agreement.

      “Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia.

      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) and statements and pronouncements of the Financial Accounting Standards Board;

(3) or in such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements)

in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

      “Guarantors” means, collectively, the Parent and the Subsidiary Guarantors.

      “Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

      “Hidden Creek” means Hidden Creek Industries, a private industrial management company.

      “holder” means a Person in whose name a Note is registered on the Registrar’s books.

      “Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the preceding.

      “Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable incurred in the ordinary course of business and with terms customary for the industry);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

      The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the preceding, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness” provided that such money is held to secure the payment of such interest.

      In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent actually paid by R.J. Tower or its Restricted Subsidiaries.

      “Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

      “Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers or landlords in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by R.J. Tower or a Subsidiary for consideration to the extent such consideration consists of Capital Stock (other than Disqualified Stock) of R.J. Tower or the Parent.

      For purposes of the definition of “Unrestricted Subsidiary” and “— Certain covenants — Limitation on restricted payments,”

(1) “Investment” will include the portion (proportionate to R.J. Tower’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, R.J. Tower will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) R.J. Tower’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to R.J. Tower’s equity interest in such Subsidiary) of the Fair Market Value of the net assets (as conclusively determined by the Board of Directors of R.J. Tower in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of R.J. Tower.

      “Investment Grade Status” shall occur when the Notes receive a rating of “BBB-” or higher from S&P and a rating of “Baa3” or higher from Moody’s with at least a stable outlook.

      “Issue Date” means June 13, 2003.

      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

      “Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by R.J. Tower or any Restricted Subsidiary after such Asset Disposition.

      “Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

      “Non-Recourse Debt” means Indebtedness of a Person:

(1) as to which neither R.J. Tower nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise) or (c) constitutes the lender or is directly or indirectly liable;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of R.J. Tower or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of R.J. Tower or its Restricted Subsidiaries, except that Standard Securitization Undertakings shall not be considered recourse.

      “Note Guarantees” means, collectively, the Parent Guarantee and the Subsidiary Guarantees.

      “Parent” means Tower Automotive, Inc. and any successor or assignee thereof.

      “Parent Guarantee” means the Guarantee of payment of the Notes by the Parent pursuant to the Indenture.

      “Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the Notes.

      “Permitted Investment” means an Investment by R.J. Tower or any Restricted Subsidiary in:

(1) R.J. Tower, a Restricted Subsidiary (other than a Receivables Entity) or a Person which will, upon the making of such Investment, become a Restricted Subsidiary (other than a Receivables Entity); provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, R.J. Tower or a Restricted Subsidiary (other than a Receivables Entity); provided, however, that such Person’s primary business is a Related Business;

(3) cash and Cash Equivalents;

(4) receivables owing to R.J. Tower or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as R.J. Tower or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees (other than executive officers) made in the ordinary course of business consistent with past practices of R.J. Tower or such Restricted Subsidiary but in any event not to exceed $5.0 million in the aggregate at any one time with respect to all loans or advances since the Issue Date;

(7) any Investment acquired by R.J. Tower or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by R.J. Tower or any such Restricted Subsidiary in each case, in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by R.J. Tower or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with “— Certain covenants — Limitation on sales of assets and subsidiary stock” or from the disposition of assets not constituting an Asset Disposition;

(9) Investments in existence on the Issue Date;

(10) Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “Certain covenants — Limitation on indebtedness”;

(11) Investments by R.J. Tower or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of such Investment not to exceed 5.0% of Consolidated Assets (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if an Investment pursuant to this clause (11) is made in any Person that is not a Restricted Subsidiary of R.J. Tower at the date of the making of the Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above, and shall cease to have been made pursuant to this clause (11);

(12) Guarantees issued in accordance with “— Certain covenants — Limitations on indebtedness”;

(13) Investments by R.J. Tower or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Qualified Receivables Transaction, provided, however, that any Investment in any such Person is in the form of a Purchase Money Note, or any equity interest or interests in Receivables and related assets generated by R.J. Tower or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such Receivables; and

(14) Investments by R.J. Tower or a Restricted Subsidiary using the Net Cash Proceeds from the sale or other disposition of Investments in Unrestricted Subsidiaries in existence on the Issue Date.

      “Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations under the Senior Credit Agreement and related Hedging Obligations and Liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations of R.J. Tower under the Senior Credit Agreement permitted to be Incurred under the Indenture;

(2) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceeding for review;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or bid bonds with respect to other regulatory requirements or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6) minor survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of R.J. Tower or any of its Restricted Subsidiaries;

(9) Liens for the purpose of securing Indebtedness permitted to be Incurred pursuant to clause (7) of “— Certain covenants — Limitation on indebtedness” provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b) such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of R.J. Tower or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(10) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by R.J. Tower in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by R.J. Tower or any Restricted Subsidiary to provide collateral to the depository institution;

(11) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by R.J. Tower and its Restricted Subsidiaries in the ordinary course of business;

(12) Liens existing on the Issue Date (other than Liens relating to the Senior Credit Agreement);

(13) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by R.J. Tower or any Restricted Subsidiary;

(14) Liens on property at the time R.J. Tower or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into R.J. Tower or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by R.J. Tower or any Restricted Subsidiary;

(15) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to R.J. Tower or another Restricted Subsidiary (other than a Receivables Entity);

(16) Liens securing the Notes and Subsidiary Guarantees;

(17) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(18) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(19) Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity, in either case Incurred in connection with a Qualified Receivables Transaction;

(20) Liens securing Indebtedness (other than Subordinated Obligations and Guarantor Subordinated Obligations) permitted to be incurred pursuant to clauses (5) and (14) of the second paragraph of the covenant described under “— Limitation on indebtedness” (with the exception of the 2000 Notes); and

(21) Liens on property of R.J. Tower or any Restricted Subsidiary that are the subject of a Sale/ Leaseback Transaction securing Attributable Indebtedness Incurred in connection with such Sale/ Leaseback Transaction; provided that the Net Available Cash from such Sale/ Leaseback Transaction are applied in accordance with “— Certain covenants — Limitation on sale of assets and subsidiary stock”.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision or any other entity.

      “Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

      “Public Equity Offering” means a public offering for cash by R.J. Tower of its Common Stock, or options, warrants or rights with respect to its Common Stock made pursuant to a registration statement that has been declared effective by the SEC, other than public offerings with respect to R.J. Tower’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8.

      “Purchase Money Note” means a promissory note of a Receivables Entity evidencing the deferred purchase price of Receivables (and related assets) and/or a line of credit, which may be irrevocable, from R.J. Tower or any Restricted Subsidiary of R.J. Tower in connection with a Qualified Receivables Transaction with a Receivables Entity, which deferred purchase price or line is repayable from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated Receivables.

      “Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by R.J. Tower or any of its Restricted Subsidiaries pursuant to which R.J. Tower or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to (1) a Receivables Entity (in the case of a transfer by R.J. Tower or any of its Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any Receivables (whether now existing or arising in the future) of R.J. Tower or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all contracts and all guarantees or other obligations in respect of such accounts receivable, the proceeds of such Receivables and other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization or transactions involving Receivables.

      “Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

      “Receivables Entity” means a Wholly Owned Subsidiary of R.J. Tower (or another Person in which R.J. Tower or any Restricted Subsidiary of R.J. Tower makes an Investment and to which R.J. Tower or any Restricted Subsidiary of R.J. Tower transfers Receivables and related assets) which engages in no activities other than in connection with the financing of Receivables and which is designated by the Board of Directors of R.J. Tower (as provided below) as a Receivables Entity:

(1)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a) is guaranteed by R.J. Tower or any Restricted Subsidiary of R.J. Tower (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b) is recourse to or obligates R.J. Tower or any Restricted Subsidiary of R.J. Tower in any way other than pursuant to Standard Securitization Undertakings; or

(c) subjects any property or asset of R.J. Tower or any Restricted Subsidiary of R.J. Tower, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2) with which neither R.J. Tower nor any Restricted Subsidiary of R.J. Tower has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to R.J. Tower or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of R.J. Tower, other than fees payable in the ordinary course of business in connection with servicing Receivables; and

(3) to which neither R.J. Tower nor any Restricted Subsidiary of R.J. Tower has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

      Any such designation by the Board of Directors of R.J. Tower shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of R.J. Tower giving effect to such designation and an Officers’ Certificate certifying, to the best of such Officer’s knowledge and belief, that such designation complied with the preceding conditions.

      “Receivables Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a Qualified Receivables Transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a Qualified Receivables Transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off- balance sheet or through a Restricted Subsidiary or an Unrestricted Subsidiary.

      “Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances,” and “refinanced” shall have a correlative meaning) any Indebtedness of R.J. Tower or any Restricted Subsidiary existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of R.J. Tower that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees and expenses Incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Registration Rights Agreement” means that certain registration rights agreement dated as of the date of the Indenture by and among R.J. Tower, Parent, the Subsidiary Guarantors and the initial purchasers set forth therein.

      “Related Business” means any business which is the same as or related, ancillary or complementary to any of the businesses of R.J. Tower and its Restricted Subsidiaries on the date of the Indenture.

      “Representative” means any trustee, agent or representative (if any) of an issue of Senior Indebtedness; provided that when used in connection with the Senior Credit Agreement, the term “Representative” shall refer to the administrative agent under the Senior Credit Agreement.

      “Restricted Investment” means any Investment other than a Permitted Investment.

      “Restricted Subsidiary” means any Subsidiary of R.J. Tower other than an Unrestricted Subsidiary.

      “Sale/ Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby R.J. Tower or a Restricted Subsidiary transfers such property to a Person and R.J. Tower or a Restricted Subsidiary leases it from such Person.

      “Securities Act” means the Securities Act of 1933, as amended.

      “Senior Credit Agreement” means the Senior Credit Facility dated as of July 25, 2000, among R.J. Tower, certain subsidiaries of R.J. Tower, Bank of America, N.A. as Administrative Agent, the JPMorgan Chase Bank as Syndication Agent and the lenders parties thereto from time to time, as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including increasing the amount loaned thereunder provided that such additional Indebtedness is Incurred in accordance with the covenant described under “Limitation on indebtedness”); provided that a Senior Credit Agreement shall not include Indebtedness issued, created or Incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A or Regulation S) pursuant to an exemption from the registration requirements of the Securities Act.

      “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of R.J. Tower within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

      “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by R.J. Tower or any Restricted Subsidiary of R.J. Tower which are reasonably customary in securitization of Receivables transactions.

      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

      “Subordinated Obligation” means any Indebtedness of R.J. Tower (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

      “Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified in this description, each reference to a Subsidiary will refer to a Subsidiary of R.J. Tower.

      “Subsidiary Guarantee” means, individually, any Guarantee of payment of the Notes by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

      “Subsidiary Guarantor” means each Subsidiary of R.J. Tower that issues or has issued a Subsidiary Guarantee.

      “Trust Preferred Securities” means the 6 3/4% Trust Preferred Securities issued by Tower Automotive Capital Trust, a statutory business trust created by the Parent, on June 9, 1998.

      “Unrestricted Subsidiary” means:

(1) Seojin Industrial Company Limited and its Subsidiaries;

(2) any Subsidiary of R.J. Tower that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of R.J. Tower in the manner provided below; and

(3) any Subsidiary of an Unrestricted Subsidiary.

      The Board of Directors of R.J. Tower may designate any Subsidiary of R.J. Tower (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of R.J. Tower which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of R.J. Tower in such Subsidiary complies with “Certain covenants — Limitation on restricted payments”;

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of R.J. Tower and its Subsidiaries;

(5) such Subsidiary is a Person with respect to which neither R.J. Tower nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such Person; or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with R.J. Tower or any Restricted Subsidiary with terms substantially less favorable to R.J. Tower than those that might have been obtained from Persons who are not Affiliates of R.J. Tower.

      Any such designation by the Board of Directors of R.J. Tower shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of R.J. Tower giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the preceding conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

      The Board of Directors of R.J. Tower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and R.J. Tower could Incur at least $1.00 of additional Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant on a pro forma basis taking into account such designation.

      “U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2)

of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

      “Voting Stock” of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

      “Wholly Owned Subsidiary” means a Restricted Subsidiary of R.J. Tower, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by R.J. Tower or another Wholly Owned Subsidiary.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

The global note

      The exchange notes will be issued in global form, without interest coupons (the “global note”). Upon issuance, the global note will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

      Ownership of beneficial interests in the global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of the global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by registrar; and

•	ownership of beneficial interests in the global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

      Beneficial interests in the global note may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global note

      All interests in the global note will be subject to the operations and procedures of DTC, Euroclear and Clearstream. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

      So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

      As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

      Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

      Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

      Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

      Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

      DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated notes

      Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global note and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

      The following discussion is a summary of the material United States federal tax consequences relevant to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, or the “Code,” United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, United States Holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this discussion is limited to persons purchasing the notes for cash at original issue and at their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of notes are sold to the public for cash). Moreover, the effect of any applicable state, local, foreign or other tax laws is not discussed. The discussion deals only with notes held as “capital assets” (generally, property for investment) within the meaning of Section 1221 of the Code.

      As used herein, “United States Holder” means a beneficial owner of the notes who or that is:

•	an individual that is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) or partnership (or other entity taxable as a partnership) created or organized in or under the laws of the United States or a political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, a trust that has elected to continue to be treated as a United States person.

      If a partnership or other entity taxable as a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of the notes.

      PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND ANY TAX TREATIES.

United States holders

Interest

      Payments of stated interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s method of accounting for United States federal income tax purposes. In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a United States Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional interest or the potential payment of a premium pursuant to the change of control provisions as part of the yield to maturity of any notes. Our determination that these contingencies are remote is binding on a United States Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a United States Holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a United States Holder. If we pay additional interest on the notes or a premium pursuant to the change of control provisions, we intend to take the position that United States Holders will be required to recognize such amounts as ordinary income.

Original Issue Discount

      The outstanding notes were issued with original issue discount (“OID”) in an amount equal to the difference between their stated redemption price at maturity (the sum of all payments to be made on the note other than “qualified stated interest”) and their “issue price.” United States Holders should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, United States Holders of such notes generally will not be required to include separately in income cash payments received on the notes, even if denominated as interest, to the extent such payments do not constitute qualified stated interest (as defined below).

      This summary is based upon final Treasury regulations addressing debt instruments issued with OID (the “OID Regulations”).

      The “issue price” of each note will be the first price at which a substantial amount of that particular offering is sold (other than to an underwriter, placement agent or wholesaler). The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. The stated interest payments on the notes are qualified stated interest.

      The amount of OID includible in income by the initial United States Holder of a note is the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion of the taxable year in which such United States Holder held such note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of (a) the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of any qualified stated interest allocable to the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments made on such note (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, a United States Holder will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on notes held of record by persons other than corporations and other exempt holders.

      United States Holders may elect to treat all interest on any note as OID and calculate the amount includible in gross income under the constant yield method described above. For the purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID and unstated interest. The election is to be made for the taxable year in which the United States Holder acquired the note, and may not be revoked without the consent of the IRS. United States Holders should consult with their own tax advisors about this election.

     Sale or other taxable disposition of the notes

      A United States Holder will recognize gain or loss on the sale, exchange (other than for exchange notes pursuant to the exchange offer or a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the sum of the cash and the fair market value of any property received in exchange therefor (less a portion allocable to any accrued and unpaid interest, which generally will be taxable as ordinary income to the extent not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted basis in a note generally will be the United States Holder’s cost therefor, increased by OID previously included in such holder’s gross income and reduced by any cash payments on the note other than qualified stated interest received by such holder. This gain or loss generally will be a capital gain or loss. In the case of a non-corporate United States Holder, such capital gain will be subject to tax at a reduced rate if a note is held for more than one year. The deductibility of capital losses is subject to limitation.

     Exchange offer

      The exchange of the notes for the exchange notes will not constitute a taxable exchange. As a result, (1) a United States Holder will not recognize taxable gain or loss as a result of exchanging such holder’s notes; (2) the holding period of the exchange notes will include the holding period of the notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes received will be the same as the adjusted tax basis of the notes exchanged therefor immediately before such exchange.

     Information reporting and backup withholding

      In general, information reporting requirements will apply to payments of interest (including OID) on the notes, and may under certain circumstances apply to principal payments, and to the proceeds of sale of a note, paid to you (unless you are an exempt recipient, such as a corporation). A United States Holder will be subject to backup withholding tax if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.

      United States Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-United States Holders

      A non-United States Holder is a beneficial owner of the notes who is not a United States Holder.

     Interest

      Interest (including OID) paid to a non-United States Holder will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of Tower Automotive’s classes of stock;

•	such holder is not a controlled foreign corporation that is related to Tower Automotive, Inc. through stock ownership and is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	either (1) the non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address (generally by completing IRS Form W-8BEN), (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-United States Holder, has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement or (3) the non-United States Holder holds its notes directly through a “qualified intermediary” and certain conditions are satisfied; and

•	the interest is not effectively connected with the conduct by such United States Holder of a trade or business within the United States.

      Special certification and other rules apply to certain non-United States Holders that are entities rather than individuals. Even if the above conditions are not met, a non-United States Holder may be entitled to an exemption from withholding tax if the interest (and OID) is effectively connected with the conduct of a United States trade or business (see discussion below under “— United States trade or business”) or is eligible for a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the non-United States Holder’s country of residence. To claim a reduction in or exemption from withholding under a tax treaty, a non-United States Holder must generally complete an IRS Form W-8BEN and claim the reduction or exemption on the form. In some cases, a non-United States Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

      The certification requirements described above may require a non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its United States taxpayer identification number. Payments of additional interest if we fail to register the notes as agreed may, if they become payable, be subject to United States withholding tax. We intend to withhold tax at a rate of 30% on any payment of such interest made to non-United States Holders unless we receive certain certifications from the non-United States Holder claiming that such payments are subject to reduction or elimination of withholding under an applicable treaty, as described above, or that such payments are effectively connected with the holder’s conduct of a trade or business in the United States, as described below. If we withhold tax from any payment of additional interest made to a non-United States Holder and such payment were determined not to be subject to U.S. federal tax, a non-United States Holder would be entitled to a refund of all tax withheld.

     Sale or other taxable disposition of the notes

      A non-United States Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note so long as (i) the gain is not effectively connected with the conduct by the non-United States Holder of a trade or business within the United States (or if a tax treaty applies, the gain is not effectively connected with the conduct by the non-United States Holder of a trade or business within the United States and attributable to a U.S. permanent establishment maintained by such non-United States Holder) and (ii) in the case of a Non-United States Holder who is an individual, such non-United States Holder is not present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

United States trade or business

      If interest (including OID) or gain from a disposition of the notes is effectively connected with a non-United States Holder’s conduct of a United States trade or business, or if an income tax treaty applies and the non-United States Holder maintains a United States “permanent establishment” to which the interest (including OID) or gain is generally attributable, the non-United States Holder may be subject to United States federal income tax on the interest (including OID) or gain on a net basis in the same manner as if it were a United States Holder. If interest (including OID) income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided, generally IRS Form W-8ECI). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest (including OID) on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

      The estate of a non-United States Holder will not be subject to U.S. federal estate tax on notes beneficially owned by such non-United States Holder at the time of death provided that:

•	Any payment to such non-United States Holder would be eligible for exemption from the 30% United States federal withholding tax under rules described in the bullet points under “Interest” (without regard to the certification requirements in the third bullet point); and

•	Interest (including OID) on those notes would not have been, if received at the time of death, effectively connected with such non-United States Holder’s conduct of a trade or business in the United States.

Backup withholding and information reporting

      Backup withholding will likely not apply to payments of principal or interest (including OID) made by us or our paying agents, in their capacities as such, to a non-United States Holder of a note if the holder provides the certification described above in the third bullet point of “— Interest” and provided further that we do not have actual knowledge or reason to know that such holder is a United States person. However, information reporting (to non-United States Holders and to the IRS) on IRS Form 1042-S may still apply with respect to interest payments. Copies of the information returns reporting such payments and withholding may be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Payments made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

      Payments made to or through the United States office of a broker are generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

      Non-United States Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reasons to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a credit against the holder’s United States federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.

CERTAIN ERISA CONSIDERATIONS

      The following is a summary of certain considerations associated with the purchase of the notes and exchange notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA or of any Similar Laws) of such plans, accounts and arrangements (each, a “Plan”).

General fiduciary matters

      ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

      In considering an investment in the notes and exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

      Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

      Because of the foregoing, the notes and exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

      Accordingly, by acceptance of a note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

      The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding the notes or exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable.

PLAN OF DISTRIBUTION

      Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes received by it in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale.

      We will not receive any proceeds from any sales of the exchange notes by participating broker-dealers. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of any such exchange notes. Any participating broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of one year after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal.

      Prior to the exchange offer, there has not been any public market for the outstanding notes. The outstanding notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for exchange notes by holders who are entitled to participate in this exchange offer. The holders of outstanding notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we may be required to file a shelf registration statement with respect to the outstanding notes. The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the exchange notes or as to the liquidity of the trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may be discontinued at any time.

LEGAL MATTERS

      The validity and enforceability of the exchange notes and the guarantees and other legal matters, including the tax-free nature of the exchange, will be passed upon on our behalf by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. Certain matters under Michigan, Indiana and Wisconsin law will be passed upon by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan. Certain matters of Kentucky law will be passed upon by Wyatt, Tarrant & Combs, LLP, Louisville, Kentucky.

EXPERTS

      The financial statements as of and for the year ended December 31, 2002 included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (i) the change in our method of accounting for goodwill and (ii) the application of procedures relating to certain other disclosures and reclassifications of financial statement amounts related to the 2001 and 2000 consolidated financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche has expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications). The related financial statement schedules I and II as of and for the year ended December 31, 2002 incorporated herein by reference have been audited by Deloitte & Touche as stated in their report incorporated herein by reference. The financial statements and related financial statement schedules referred to above have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      Our consolidated financial statements as of and for the years ended December 31, 2001 and 2000 included in this prospectus have been audited by Arthur Andersen LLP. Arthur Andersen LLP has not reissued its report with respect to those consolidated financial statements and we have not been able to obtain, after reasonable efforts, Arthur Andersen LLP’s written consent to the inclusion in this prospectus of said report. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with any material misstatement or omission in the consolidated financial statements to which its audit report relates. In addition, even if you were able to assert such a claim, as a result of its recent conviction of federal obstruction of justice charges and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under federal securities laws or otherwise with respect to its audit report.

WHERE YOU CAN FIND OTHER INFORMATION

      We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings will also be available to you on the SEC’s Web site. The address of this site is http://www.sec.gov.

      We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the exchange offer has been completed or is terminated, as the case may be:

1. Our annual reports on Form 10-K and 10-K/A for the year ended December 31, 2002.

2. Our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

3. Our proxy statement dated April 24, 2003.

4. Our current reports on Form 8-K dated February 14, 2003 (filed in connection with Item 5 of Form 8-K), March 24, 2003, June 9, 2003, June 18, 2003, June 20, 2003, July 29, 2003, August 13, 2003, October 21, 2003 and November 7, 2003.

      If you make a request for such information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference in this prospectus. Any such request should be directed to:

Tower Automotive, Inc.

5211 Cascade Road SE
Suite 300
Grand Rapids, Michigan 49546
Telephone: (616) 802-1600

      The notes indenture provides that we will, whether or not we have a class of securities registered under the Exchange Act, provide the trustee and the holders of the notes (i) all annual and quarterly financial information that would be required to be filed on a Form 10-K and 10-Q (or any successor forms) as if issuer were required to file such forms and, with respect to the annual financial information, a report thereon by our certified independent accountants and (ii) all information that would be required to be contained in current reports that would be required to be filed with the Commission on Form 8-K. Provision of this information is subject to certain qualifications. See “Description of Notes — Certain covenants — Reports” for more information.

      You should consider any statement contained in a document incorporated or considered incorporated by reference into this prospectus to be modified or superceded to the extent that a statement contained in this prospectus, or in any subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superceded, except as modified or superceded, to constitute a part of this prospectus. The information on our World Wide Web site and any other Web site which is referred to in this prospectus is not a part of this prospectus.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Tower Automotive, Inc.

      We have audited the accompanying consolidated balance sheet of Tower Automotive, Inc. (a Delaware corporation) and Subsidiaries (the “Company”) as of December 31, 2002 and the related consolidated statements of operations, stockholders’ investment and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations and whose report, dated January 25, 2002, expressed an unqualified opinion on those financial statements and included an explanatory paragraph concerning a change in accounting for derivative financial instruments as discussed in Note 2 to the financial statements.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tower Automotive, Inc. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the financial statements, the Company changed its method of accounting for goodwill in 2002.

      As discussed above, the financial statements of Tower Automotive, Inc. and Subsidiaries as of December 31, 2001 and for each of the two years in the period then ended were audited by other auditors who have ceased operations. As described in Note 2, those financial statements have been reclassified to give effect to Statement of Financial Accounting Standards (Statement) No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which was adopted by the Company on January 1, 2003. We audited the adjustments described in Note 2 that were applied to conform the 2000 financial statements to the presentation required by Statement No. 145. Our audit procedures with respect to the 2000 disclosures in Note 2 included (1) comparing the amounts shown as extraordinary loss on early extinguishment of debt, net of tax, in the Company’s consolidated statement of operations to the Company’s underlying accounting analysis obtained from management, (2) comparing the amounts comprising the extraordinary loss on early extinguishment of debt, net of tax, obtained from management to independent supporting documentation, and (3) testing the mathematical accuracy of the underlying analysis. In our opinion, such reclassifications have been properly applied. As also described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 and 2000 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, as a result of initially applying Statement No. 142, to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

February 11, 2003, (May 27, 2003 as to the effects of the adoption of Statement No. 145 discussed in Note 2 and issuance of the new accounting pronouncements discussed in Note 2)

      The following report is a copy of a report previously issued by Arthur Andersen LLP (“Andersen”), which report has not been reissued by Andersen. Certain financial information for each of the two years in the period ended December 31, 2001 was not reviewed by Andersen and includes:

(ii) reclassifications to conform to our fiscal 2002 financial statement presentation and

(ii) additional disclosure to conform with new accounting pronouncements and SEC rules and regulations issued during such fiscal year.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Tower Automotive, Inc.:

      We have audited the accompanying consolidated balance sheets of Tower Automotive, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tower Automotive, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

      As explained in Note 2 to the financial statements, effective January 1, 2001, the Company adopted the new requirements of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,

January 25, 2002

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(Amounts in thousands,
	except share amounts)
ASSETS
Current Assets:
Cash and cash equivalents	$13,699	$21,767
Accounts receivable	249,341	216,638
Inventories	133,074	112,536
Deferred income taxes, net	20,634	26,323
Prepaid tooling and other	100,433	62,906

Total current assets	517,181	440,170

Property, Plant and Equipment, net	1,073,619	1,120,259
Investments in Joint Ventures	260,898	243,198
Deferred Income Taxes, net	105,699	61,461
Goodwill	472,967	567,080
Other Assets, net of accumulated amortization of $20,297 and $17,083	127,521	101,268

	$2,557,885	$2,533,436

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current Liabilities:
Current maturities of long-term debt and capital lease Obligations	$120,470	$172,083
Accounts payable	417,727	368,910
Accrued liabilities	284,450	278,962

Total current liabilities	822,647	819,955

Long-Term Debt, net of current maturities	535,220	601,084
Obligations Under Capital Leases, net of current Maturities	29,731	4,620
Convertible Subordinated Notes	199,984	199,984
Other Noncurrent Liabilities	199,477	201,635

Total noncurrent liabilities	964,412	1,007,323

Commitments and Contingencies (Notes 6 and 12)
Mandatorily Redeemable Trust Convertible Preferred Securities	258,750	258,750
Stockholders’ Investment:
Preferred stock, par value $1; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, par value $.01; 200,000,000 shares authorized; 65,878,655 issued and 56,050,855 outstanding in 2002; 48,077,142 shares issued and outstanding in 2001	659	481
Additional paid-in capital	683,072	456,627
Retained earnings (deficit)	(57,174)	40,432
Deferred compensation plans	(10,746)	(15,571)
Accumulated other comprehensive loss	(43,875)	(34,561)
Treasury stock, at cost: 9,827,800 shares in 2002	(59,860)	—

Total stockholders’ investment	512,076	447,408

	$2,557,885	$2,533,436

The accompanying notes are an integral part of these consolidated financial statements.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2002	2001	2000

	(Amounts in thousands, except per share data)
Revenues	$2,754,464	$2,467,433	$2,531,953
Cost of sales	2,455,577	2,190,248	2,160,359

Gross profit	298,887	277,185	371,594
Selling, general and administrative expenses	143,822	139,203	141,984
Amortization expense	4,161	24,804	21,517
Restructuring and asset impairment charges, net	61,125	383,739	141,326

Operating income (loss)	89,779	(270,561)	66,767
Interest expense	69,197	80,319	71,162
Interest income	(2,288)	(6,554)	(6,451)
Other expense, net	1,052	—	—

Income (loss) before provision for income taxes, equity in earnings of joint ventures, minority interest, and cumulative effect of accounting change	21,818	(344,326)	2,056
Provision (benefit) for income taxes	7,636	(73,312)	626

Income (loss) before equity in earnings of joint ventures, minority interest, and cumulative effect of accounting change	14,182	(271,014)	1,430
Equity in earnings of joint ventures, net of tax	16,822	17,250	22,480
Minority interest, net of tax	(15,824)	(13,760)	(10,476)

Income (loss) before cumulative effect of accounting change	15,180	(267,524)	13,434
Cumulative effect of change in accounting principle, net of tax	(112,786)	—	—

Net income (loss)	$(97,606)	$(267,524)	$13,434

Basic earnings (loss) per share:
Income (loss) before cumulative effect of accounting change	$0.26	$(5.87)	$0.29
Cumulative effect of change in accounting principle	(1.96)	—	—

Net income (loss)	$(1.70)	$(5.87)	$0.29

Diluted earnings (loss) per share:
Income (loss) before cumulative effect of accounting change	$0.26	$(5.87)	$0.28
Cumulative effect of change in accounting principle	(1.96)	—	—

Net income (loss)	$(1.70)	$(5.87)	$0.28

The accompanying notes are an integral part of these consolidated financial statements.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

							Accumulated
							Other
	Common Stock		Additional	Retained	Warrants to	Deferred	Comprehensive	Treasury Stock		Total
			Paid-in	Earnings	Acquire	Compensation	Income			Stockholders’
	Shares	Amount	Capital	(Deficit)	Common Stock	Plans	(Loss)	Shares	Amount	Investment

	(Amounts in thousands, except share data)
Balance, December 31, 1999	46,879,454	$469	$437,210	$294,522	$2,000	$(4,484)	$(2,582)	—	$—	$727,135
Conversion of warrants	400,000	4	5,596	—	(2,000)	—	—	—	—	3,600
Exercise of options	56,000	1	348	—	—	—	—	—	—	349
Sales of stock under Employee Stock Discount Purchase Plan	224,342	2	2,843	—	—	—	—	—	—	2,845
Deferred Income Stock Plan deferrals	24,595	—	4,458	—	—	(4,458)	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—	—	(4,112,100)	(40,178)	(40,178)
Net income	—	—	—	13,434	—	—	—	—	—	—
Other comprehensive loss — foreign currency translation adjustment	—	—	—	—	—	—	(7,090)	—	—	—
Total comprehensive income										6,344

Balance, December 31, 2000	47,584,391	476	450,455	307,956	—	(8,942)	(9,672)	(4,112,100)	(40,178)	700,095
Conversion of Edgewood and 5% convertible notes	273,862	3	825	—	—	—	—	—	—	828
Exercise of options	42,750	—	268	—	—	—	—	—	—	268
Sales of stock under Employee Stock Discount Purchase Plan	172,502	2	1,167	—	—	—	—	—	—	1,169
Deferred Income Stock Plan deferrals	—	—	1,279	—	—	(1,279)	—	479,337	—	—
Restricted stock issued in exchange for stock options	—	—	5,350	—	—	(5,350)	—	—	—	—
Private placement of common stock	3,637	—	(2,717)	—	—	—	—	3,632,763	40,178	37,461
Net loss	—	—	—	(267,524)	—	—	—	—	—	—
Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	(2,115)	—	—
Transition adjustment relating to loss on qualifying cash flow hedges	—	—	—	—	—	—	(4,200)	—	—
Unrealized loss on qualifying cash flow hedges	—	—	—	—	—	—	(4,102)	—	—
Minimum pension liability		—	—	—	—	—	(14,472)	—	—	—
Total comprehensive loss										(292,413)

Balance, December 31, 2001	48,077,142	481	456,627	40,432	—	(15,571)	(34,561)	—	—	447,408
Exercise of options	329,368	3	1,653	—	—	—	—	—	—	1,656
Sales of stock under Employee Stock Discount Purchase Plan	222,145	2	1,423	—	—	—	—	—	—	1,425
Deferred Income Stock Plan deferrals	—	—	1,387	—	—	(1,387)	—	—	—	—
Deferred Income Stock Plan distributions	—	—	—	—	—	3,781	—	—	—	3,781
Restricted stock grants earned and forfeited	—	—	(465)	—	—	2,431	—	—	—	1,966
Issuance of common stock	17,250,000	173	222,447	—	—	—	—	—	—	222,620
Repurchase of common stock	—	—	—	—	—	—	—	(9,827,800)	(59,860)	(59,860)
Net loss	—	—	—	(97,606)	—	—	—	—	—	—
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	—	—	19,915	—	—
Unrealized loss on qualifying cash flow hedges	—	—	—	—	—	—	(4,521)	—	—
Minimum pension liability	—	—	—	—	—	—	(24,708)	—	—
Total comprehensive loss										(106,920)

Balance, December 31, 2002	65,878,655	$659	$683,072	$(57,174)	$—	$(10,746)	$(43,875)	(9,827,800)	$(59,860)	$512,076

The accompanying notes are an integral part of these consolidated financial statements.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2001	2000

	(Amounts in thousands)
Operating Activities:
Net income (loss)	$(97,606)	$(267,524)	$13,434
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net	112,786	—	—
Restructuring and asset impairment charge, net	61,125	383,739	141,326
Depreciation and amortization	140,859	159,893	144,805
Deferred income tax expense (benefit)	2,107	(80,758)	(25,366)
Gain on sale of plant	(3,839)	—	—
Equity in earnings of joint ventures, net	(16,822)	(17,250)	(22,480)
Change in other operating items:
Accounts receivable	(33,638)	74,515	111,706
Inventories	(20,538)	21,415	6,789
Prepaid tooling and other	(36,486)	129,339	(115,780)
Accounts payable and accrued liabilities	83,314	148,802	(119,763)
Other assets and liabilities	(60,310)	(38,356)	(42,023)

Net cash provided by operating activities	130,952	513,815	92,648

Investing Activities:
Capital expenditures, net	(158,964)	(193,955)	(93,588)
Acquisitions, net of cash acquired, including joint venture interests and earnout payments	(40,802)	(5,418)	(228,547)
Net proceeds from divestitures	4,004	—	55,353
Proceeds from sale of fixed assets	50,313	—	—

Net cash used for investing activities	(145,449)	(199,373)	(266,782)

Financing Activities:
Proceeds from borrowings	2,038,037	2,308,821	3,372,311
Repayments of debt	(2,197,449)	(2,643,860)	(3,299,737)
Net proceeds from issuance of senior Euro notes	—	—	134,700
Net proceeds from issuance of common stock	225,701	38,991	6,794
Payments for repurchase of common stock	(59,860)	—	(40,178)

Net cash provided by (used for) financing activities	6,429	(296,048)	173,890

Net Change in Cash and Cash Equivalents	(8,068)	18,394	(244)
Cash and Cash Equivalents, beginning of year	21,767	3,373	3,617

Cash and Cash Equivalents, end of year	$13,699	$21,767	$3,373

Supplemental Cash Flow Information:
Interest paid, net of amounts capitalized	$66,095	$79,099	$63,776
Income taxes (refunded) paid	$(19,820)	$(12,853)	$18,808

Non Cash Financing Activities:
Notes payable converted to common stock	$—	$828	$—

Deferred Income Stock Plan	$1,387	$1,279	$4,458

Issuance of restricted stock for options	$—	$5,350	$—

Debt assumed by buyer upon sale of plant	$11,923	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Basis of Presentation

      Tower Automotive, Inc. and Subsidiaries (the “Company”) produces a broad range of assemblies and modules for vehicle frames, upper body structures and suspension systems for the global automotive industry. Including both wholly-owned subsidiaries and investments in joint ventures, the Company has facilities in the United States, Canada, Italy, Germany, Belgium, Poland, France, Spain, Brazil, India, Slovakia, Korea, Japan, China, and Mexico.

2.     Significant Accounting Policies

     Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Tower Automotive, Inc., its wholly-owned subsidiaries, and its majority-owned and majority-controlled investments. All material intercompany accounts and transactions have been eliminated in consolidation.

      The Company owns a 60 percent joint venture interest in Tower Golden Ring, which produces certain parts in China. The remaining 40 percent of the joint venture is owned by unrelated third parties. Prior to the third quarter of 2001, this investment was accounted for using the equity method since all significant business decisions required the approval of 80 percent of the joint venture partners. During the third quarter of 2001, the Company determined that its relationship with the other investors and the fact that representatives appointed by the Company hold key management positions within the joint venture allowed it to exercise significant control over significant business decisions. As a result, this joint venture was consolidated effective as of the third quarter of 2001. The Company’s investments in Metalsa and Yorozu are accounted for using the equity method.

     Cash and Cash Equivalents

      Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost which approximates fair value.

     Subordinated Interest in Accounts Receivable

      In June 2001, the Company entered into a financing agreement whereby its domestic operating units sell eligible customer receivables on an ongoing basis to a newly formed, fully consolidated, financing entity. The financing entity subsequently sells its interest in the receivables to a third party funding agent in exchange for cash and a subordinated interest in the unfunded transferred receivables. The Company acts as an administrative agent in the management and collection of accounts receivable sold.

      At December 31, 2002, the Company sold approximately $118.0 million of net accounts receivable in exchange for $17.5 million of cash and a retained subordinated interest in the receivables sold of approximately $100.5 million. The receivables sold represented amounts owed to the Company from customers as of November 30, 2002. The majority of such receivables were collected in December 2002 and as a result, the Company’s retained interest in accounts receivable is not significant as of December 31, 2002 and is not presented separately from accounts receivable. As of December 31, 2002, the Company recorded a liability to the funding agent of $17.5 million, which represents receivables for which the Company has received collections from customers and are required to be submitted to the funding agent. Settlement of amounts due to the funding agent, as well as the cost of funding at a rate of approximately 7.6 percent, occurs during the month subsequent to the sale of the receivables.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Inventories

      Inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market, and consisted of the following:

	December 31,

	2002	2001

	(In thousands)
Raw materials	$64,777	$52,579
Work-in-process	20,630	24,636
Finished goods	47,667	35,321

	$133,074	$112,536

     Tooling and Other Design Costs

      Tooling and other design costs represent costs incurred by the Company in the development of new tooling used in the manufacture of the Company’s products. The Company follows the provisions of Emerging Issues Task Force (“EITF”) Issue No. 99-5, “Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements,” that requires all pre-production tooling costs incurred for tools that the Company will not own and that will be used in producing products to be supplied under long-term supply agreements be expensed as incurred unless the supply agreement provides the supplier with the noncancellable right to use the tools or the reimbursement of such costs is contractually guaranteed by the customer. At the time that the customer awards a contract to the Company, the customer agrees to reimburse the Company for certain of its tooling costs either in the form of a lump sum payment or by reimbursement on a piece price basis. When the part for which tooling has been developed reaches a production-ready status, the Company is reimbursed by its customers for the cost of the tooling (in instances of lump sum payment), at which time the tooling becomes the property of the customers. For those costs related to other tooling and design costs reimbursed through the piece price as contractually guaranteed, such costs are capitalized as property, plant and equipment and amortized using the unit of production method over the life of the related product. The Company has certain other tooling costs related to tools for which the Company has the contractual right to use the tool over the life of the supply arrangement, which are capitalized as property, plant and equipment and amortized over the life of the related product. The components of capitalized tooling costs are as follows:

	December 31,

	2002	2001

	(In thousands)
Reimbursable pre-production design and development costs	$9,771	$5,628
Customer-owned tooling	56,449	51,019
Supplier-owned tooling	48,253	28,533

Total	$114,473	$85,180

      All tooling amounts owned by the customer for which the Company expects reimbursement are recorded in other current and other long-term assets on the accompanying consolidated balance sheet. A loss is recognized if the Company forecasts that the amount of capitalized tooling and design costs exceeds the amount to be realized through the sale of product.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Property, Plant and Equipment

      Property, plant and equipment consisted of the following:

	December 31,

	2002	2001

	(In thousands)
Land	$3,414	$8,058
Buildings and improvements	403,214	348,200
Machinery and equipment	1,136,569	1,095,955
Construction in progress	118,595	145,108

	1,661,792	1,597,321
Less — accumulated depreciation	(588,173)	(477,062)

Property, plant and equipment, net	$1,073,619	$1,120,259

      Property, plant and equipment acquired in the acquisitions discussed in Note 6 was recorded at its fair value, determined based on appraisals, as of the respective acquisition dates. Additions to property, plant and equipment following the acquisitions are stated at cost. For financial reporting purposes, depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	15 to 40 years
Machinery and equipment	3 to 20 years

      Accelerated depreciation methods are used for tax reporting purposes.

      Interest is capitalized during the construction of major facilities and is amortized over their estimated useful lives. Interest of $6.0 million, $14.6 million and $12.9 million was capitalized in 2002, 2001 and 2000, respectively.

      Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values after considering proceeds are charged or credited to operations.

      In April 2002, the Company entered into a sale-leaseback transaction on seven of its business unit facilities in the United States. This transaction resulted in net proceeds of $50.3 million after reflecting prepaid lease payments retained by the lessor. The Company recorded a loss on the sale of the buildings of $0.3 million in the second quarter 2002 that was classified as other expense. The lease requires quarterly payments of approximately $1.6 million through 2020 and is accounted for as an operating lease.

     Goodwill

      Goodwill represents the excess of the purchase price over the fair value of the net assets acquired, and through December 31, 2001, was being amortized on a straight-line basis over 40 years. Effective January 1, 2002, the Company adopted the new rules on accounting for goodwill and other intangible assets under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.”

      Under SFAS No. 142, the Company designated four reporting units: United States/ Canada, Europe, Asia and South America/ Mexico. Preliminary procedures under SFAS No. 142 indicated an excess of book value over fair value for the Asia and South America/ Mexico reporting units. During the second quarter of 2002, the Company completed its formal valuation procedures under SFAS No. 142, utilizing a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

combination of valuation techniques including the discounted cash flow approach and the market multiple approach. As a result of this valuation process, the Company recorded a transitional impairment loss of $112.8 million, representing the write-off of all of the Company’s existing goodwill in the reporting units of Asia ($29.7 million) and South America/ Mexico ($83.1 million). The write-off was recorded as a cumulative effect of a change in accounting principle in the Company’s consolidated statements of operations for the year ended December 31, 2002. There was no tax impact since the Company recorded a $24.2 million tax valuation allowance for the deductible portion of the goodwill written off in the reporting unit of South America/ Mexico. The Company determined that it was appropriate to record a valuation allowance against the entire amount of the $24.2 million deferred tax asset recognized in adopting SFAS No. 142 given the uncertainty of realization and the lack of historical income in the reporting unit. The Asia goodwill was not deductible for tax purposes.

      Under the adoption of SFAS No. 142, the Company discontinued the amortization of goodwill. The following table presents a reconciliation of net income and earnings per share adjusted for the exclusion of goodwill amortization, net of tax:

	Years Ended December 31,

	2002	2001	2000

	(In thousands, except per
	share amounts)
Reported net income (loss)	$(97,606)	$(267,524)	$13,434
Add: Goodwill amortization, net of tax	—	12,859	10,987

Adjusted net income (loss)	$(97,606)	$(254,665)	$24,421

Reported basic earnings (loss) per common share	$(1.70)	$(5.87)	$0.29
Add: Goodwill amortization, net of tax	—	0.28	0.23

Adjusted basic earnings (loss) per common share	$(1.70)	$(5.59)	$0.52

Reported diluted earnings (loss) per common share	$(1.70)	$(5.87)	$0.28
Add: Goodwill amortization, net of tax	—	0.28	0.23

Adjusted diluted earnings (loss) per common share	$(1.70)	$(5.59)	$0.51

      The change in the carrying amount of goodwill for the year ended December 31, 2002, by operating segment, is as follows:

	United States/
	Canada	International	Total

	(In thousands)
Balance at December 31, 2001	$337,527	$229,553	$567,080
Transitional impairment loss	—	(112,786)	(112,786)
Currency translation adjustment	(874)	19,547	18,673

Balance at December 31, 2002	$336,653	$136,314	$472,967

      During 2001, the Company recorded goodwill and long-lived asset impairment writedown provisions of $333.0 million, pursuant to restructuring of the Company’s operations and revised cash flow expectations for the related business units.

     Other Assets

      Other assets consist primarily of prepaid rent expense, non-current tooling assets and debt issuance costs. All costs are amortized on a straight-line basis over the term of the related obligations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Fair Value of Financial Instruments

      The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and revolving credit facilities approximates fair value because of the short maturity of these instruments. The carrying amount of the Company’s long-term debt approximates fair value because of the variability of the interest cost associated with these instruments. The fair value of the Company’s Convertible Subordinated Notes and Preferred Securities approximated $178.6 million and $102.8 million, respectively, as of December 31, 2002 and $167.5 million and $111.3 million as of December 31, 2001.

     Derivative Financial Instruments

      The Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge criteria are met, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The effect of this change as of January 1, 2001, was a pretax charge to accumulated other comprehensive loss of $6.8 million ($4.2 million net of income tax benefit).

      The Company uses derivative financial instruments principally to manage the risk that changes in interest rates will affect the amount of its future interest payments. Interest rate swap contracts are used to adjust the proportion of total debt that is subject to variable and fixed interest rates. Under these agreements, the Company agrees to pay an amount equal to a specified fixed rate times a notional principal amount, and to receive in return an amount equal to a specified variable rate times the same notional principal amount. The notional amounts of the contract are not exchanged. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually will represent the net present value, at current rates of interest, of the remaining obligation to exchange payments under the term of the contract.

      The interest rate swap contracts are recorded at fair value in the consolidated balance sheet as accrued liabilities and the related gains or losses on these contracts are recorded in stockholders’ investment (as a component of accumulated other comprehensive loss). Amounts to be paid or received under the contracts are accrued as interest rates change and are recognized over the life of the contracts as an adjustment to interest expense. The net effect of this accounting is that interest expense on the portion of variable rate debt being hedged is generally recorded based on fixed interest rates.

      During September of 2000, the Company entered into an interest rate swap contract to hedge against interest rate exposure on approximately $160 million of its floating rate indebtedness under its Credit Agreement. The contract has the effect of converting the floating rate interest to a fixed rate of approximately 6.9 percent, plus any applicable margin required under the revolving credit facility. The interest rate swap contract was executed to balance the Company’s fixed-rate and floating-rate debt portfolios and expires in September 2005. As of December 31, 2002, this is the only swap contract the Company has outstanding. The fair value of the interest rate swap agreement at December 31, 2002 and 2001 was a liability of $20.4 million and $13.4 million, respectively, representing the cost that would be incurred to terminate the agreement. This swap contract has been designated as a cash flow hedge and there were no gains or losses recorded for any ineffectiveness. The amounts recorded in stockholders’ investment are recognized as an adjustment to interest expense over the remaining term of the interest rate swap. In 2003, $9.0 million of the amount recorded in accumulated other comprehensive loss is expected to be reclassified to interest expense.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Other Noncurrent Liabilities

      Other noncurrent liabilities consisted of the following:

	December 31,

	2002	2001

	(In thousands)
Post-retirement benefits	$71,254	$86,382
Purchase accounting reserves	19,885	43,119
Pension liability	60,276	22,264
Minority interest	16,945	19,305
Customer prepayments on capital	13,221	20,540
Other	17,896	10,025

	$199,477	$201,635

     Revenue Recognition and Sales Commitments

      The Company recognizes revenue as its products are shipped to its customers. The Company enters into agreements to produce products for its customers at the beginning of a given vehicle’s life. Once such agreements are entered into by the Company, fulfillment of the customers’ purchasing requirements is the obligation of the Company for the entire production life of the vehicle, which range from three to ten years, and the Company has no provisions to terminate such contracts. In certain instances, the Company may be committed under existing agreements to supply product to its customers at selling prices which are not sufficient to cover the direct cost to produce such product. In such situations, the Company records a liability for the estimated future amount of such losses. Such losses are recognized at the time that the loss is probable and reasonably estimable and is recorded at the minimum amount necessary to fulfill the Company’s obligations to its customers. Losses are discounted and are estimated based upon information available at the time of the estimate, including future production volume estimates, length of the program, selling price and production cost information. For certain design and development projects, the Company recognizes revenues under the percentage of completion method. The amount of revenues recognized under this method is not significant for any period presented.

     Income Taxes

      The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

     Comprehensive Income (Loss)

      Comprehensive income (loss) reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income (loss) represents net income (loss) adjusted for foreign currency translation adjustments, pension liability adjustments, and gains or losses on qualifying cash flow hedges in accordance with SFAS No. 133.

     Segment Reporting

      In accordance with SFAS No. 131, the Company uses the “management approach” to reporting segment disclosures. The management approach designates the internal organization that is used by

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

management for making operating decisions and assessing performance as the source of the Company’s reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers.

     Stock Options

      The Company accounts for stock options under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, under which no compensation expense is recognized when the stock options are granted to employees and directors at fair market value as of the grant date. The Company may also grant stock options to outside consultants. The fair value of these option grants are expensed over the period services are rendered based on the Black-Scholes valuation model.

      As discussed in Note 4, the Company has three stock option plans: the Stock Option Plan, the Long Term Incentive Plan, the Independent Director Stock Option Plan and two stock purchase plans (the Employee Stock Purchase Plan and the Deferred Income Stock Plan). Had compensation cost for these plans been determined as required under SFAS No. 123, “Accounting for Stock-Based Compensation,” amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” the Company’s pro forma net income (loss) and pro forma earnings (loss) per share would have been as follows:

	Years Ended December 31,

	2002	2001	2000

	(In thousands, except per share data)
Net income (loss)
As Reported	$(97,606)	$(267,524)	$13,434
Pro Forma	(102,924)	(271,396)	5,001
Basic earnings (loss) per share
As Reported	$(1.70)	$(5.87)	$0.29
Pro Forma	(1.80)	(5.95)	0.11
Diluted earnings (loss) per share
As Reported	$(1.70)	$(5.87)	$0.28
Pro Forma	(1.80)	(5.95)	0.11

      The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: Risk free interest rates of 5.02 percent in 2002, 4.88 percent in 2001, and 5.56 to 6.72 percent in 2000; expected life of seven years for 2002, 2001, and 2000; expected volatility of 58 percent in 2002, 52 percent in 2001, and 49 percent in 2000; expected dividends of zero in all years.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

     Foreign Currency Translation

      Assets and liabilities of the Company’s foreign operations are translated into U.S. dollars using the year-end rates of exchange. Results of operations are translated at average rates prevailing throughout the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period. Translation gains or losses are reported as a separate component of “accumulated other comprehensive loss” in the accompanying consolidated statements of stockholders’ investment.

     Reclassifications

      Certain prior year amounts were reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other provisions, this Statement eliminates the requirement that gains and losses from extinguishment of debt be classified as extraordinary items. Upon adoption, the Company reclassified to operations $5.0 million of debt extinguishment expenses and $2.0 million of related tax benefits recognized in the year ended December 31, 2000. These amounts were previously reported as an extraordinary item, net of tax. The statement of operations, statement of cash flows, income tax footnote, segment footnote and consolidated guarantor and non-guarantor financial information footnote have been revised to reflect this reclassification.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than when a company commits to an exit plan as was previously required. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The new standard will result in the Company recognizing liabilities for any future restructuring activities at the time the liability is incurred rather than the past method of recognizing the liability upon the announcement of the plan and communication to colleagues.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company has included the additional disclosures about its method of stock-based compensation in the “Stock Options” section of this note.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. We do not believe that the adoption of SFAS No. 149 will have a material impact on our results of operations or financial condition.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires that certain financial instruments previously accounted for as equity under previous guidance be classified as liabilities in statements of financial position. Such financial instruments include (i) mandatorily redeemable shares that the issuer is obligated to buy back in exchange for cash or other assets, (ii) instruments, including put options and forward purchase contracts, that require the issuer to buy back some of its shares in exchange for cash or other assets and (iii) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issuer’s shares. SFAS No. 150 will become effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Upon adoption of SFAS No. 150, we will reclassify our mandatorily redeemable trust convertible preferred securities as liabilities on our balance sheet and interest expense will be recorded for the dividends paid.

      In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions of FIN 45 are effective for all guarantees issued or modified after December 31, 2002. The Company has disclosed all guarantees.

      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 addresses consolidation by business enterprises of certain variable interest entities that are currently not consolidated. FIN 46 is effective for variable interests created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003, the Interpretation applies on July 1, 2003. The Company is currently analyzing the impact of FIN 46 on its balance sheet and results of operations.

3.     Restructuring and Asset Impairment Charges

     Milwaukee Press Operations (2002 Plan)

      On January 31, 2002, the Company announced that it would discontinue the remaining stamping and ancillary processes performed at its Milwaukee Press Operations and relocate the remaining work to other Tower locations or Tier II suppliers. The Company substantially completed the transfer process in 2002. As a result of these efforts (the “2002 Plan”), the Company recorded a restructuring charge in the first quarter of 2002 totaling $75.4 million, which reflects the estimated qualifying “exit costs” to be incurred over the next 12 months pertaining to the 2002 Plan. During the fourth quarter 2002, due to a favorable settlement of anticipated other exit costs and an assessment of remaining costs, the Company subsequently reduced the estimates associated with the 2002 and 2001 Plans by $14.3 million, resulting in a net restructuring charge of $61.1 million for 2002.

      The 2002 Plan charge includes costs associated with asset impairments, severance and outplacement costs related to colleague terminations and certain other exit costs. Through December 31, 2002, the Company eliminated approximately 500 colleagues pursuant to the 2002 Plan, consistent with the original estimate. The estimated restructuring charge does not cover certain aspects of the 2002 Plan, including movement of equipment and colleague relocation and training. These costs will be recognized in future periods as incurred.

      The asset impairments consist of long-lived assets, including fixed assets, buildings and manufacturing equipment from the facilities the Company intends to dispose of or discontinue. The carrying value of the long-lived assets written off was $47.2 million. Fixed assets that will be disposed of as part of the 2002 Plan were written down to their estimated residual values. For assets that will be sold currently, the Company measured impairment based on estimated proceeds on the sale of the facilities and equipment. These asset impairments have arisen as a consequence of the Company making the decision to exit these activities during the first quarter of 2002.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The accrual for the 2002 Plan is included in accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2002. The table below summarizes the accrued operational realignment and other charges through December 31, 2002:

		Severance and
	Asset	outplacement	Other exit
	impairments	costs	costs	Total

	(In millions)
Provision	$47.2	$8.4	$19.8	$75.4
Cash usage	—	(4.7)	(6.6)	(11.3)
Non-cash charges	(47.2)	—	(11.2)	(58.4)
Revision of estimate	—	(0.2)	(1.0)	(1.2)

Balance at December 31, 2002	$—	$3.5	$1.0	$4.5

      During 2002, the Company charged $11.2 million of other exit costs from the 2002 Plan restructuring reserves for expected remaining pension curtailment costs against the pension liability accrual. As of December 31, 2002, the Company anticipates future cash payments of $4.5 million under the 2002 Plan. The revision in estimate for the 2002 Plan resulted from minor variances in severance and other exit costs experienced during 2002, as compared to the amount initially established in the 2002 Plan. Such revision was credited to the “Restructuring and Asset Impairment Charges” line in the consolidated financial statements.

     Sebewaing and Milwaukee Press Operations (2001 Plan)

      In October 2001, the Company’s board of directors approved a restructuring of the enterprise that included the closing of the Sebewaing, Michigan facility. In addition, in December 2001, the Company’s board of directors approved a restructuring plan that related to the consolidation of technical activities and a reduction of other salaried colleagues in conjunction with a reorganization of the Company’s U.S. and Canada operations and the relocation of some component manufacturing from the Company’s Milwaukee Press Operations to other Tower locations. As a result of the 2001 Plan, the Company recorded a restructuring charge in the fourth quarter of 2001 of $178.1 million, which reflects the estimated qualifying “exit costs” to be incurred over the next 12 months pertaining to the 2001 Plan. This total reflected a provision of $184.0 million, net of certain revisions in the estimate of the 2000 Plan of $5.9 million, which were reversed in 2001.

      The 2001 Plan charge includes costs associated with asset impairments, severance and outplacement costs related to colleague terminations and certain other exit costs. These activities resulted in a reduction of more than 700 colleagues in the Company’s technical and administrative centers in Novi, Rochester Hills, and Grand Rapids, Michigan; Milwaukee, Wisconsin; and its U.S. and Canada manufacturing locations. The estimated restructuring charge does not cover certain aspects of the 2001 Plan, including movement of equipment and colleague relocation and training. These costs will be recognized in future periods as incurred.

      The asset impairments consist of long-lived assets, including fixed assets, buildings and manufacturing equipment from the facilities the Company intends to dispose of or discontinue, and goodwill. The carrying value of the long-lived assets written off was $127.4 million as of December 31, 2001. For assets that will be disposed of currently, the Company measured impairment based on estimated proceeds on the sale of the facilities and equipment. These asset impairments have arisen only as a consequence of the Company making the decision to exit these activities during the fourth quarter of 2001.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The write-off of assets having a total book value of $127.4 million included $87.5 million of goodwill associated with Sebewaing and Milwaukee Press Operations, $20.6 million of property, plant and equipment associated with the Sebewaing operations and $12.1 million of property, plant and equipment associated with the Milwaukee Press Operations business that was discontinued. Additionally, there was $7.2 million of property and building write downs associated with the decision to consolidate the Company’s technical centers. As of December 31, 2002, the Company anticipates future cash payments of $9.3 million under the 2001 Plan.

      The accrual for the 2001 Plan is included in accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2002 and 2001. The table below summarizes the accrued operational realignment and accrued other charges related to the 2001 Plan through December 31, 2002:

		Severance and
	Asset	outplacement	Other exit
	impairments	costs	costs	Total

	(In millions)
Provision	$127.4	$24.6	$32.0	$184.0
Cash usage	—	(0.7)	(0.6)	(1.3)
Non cash charges	(127.4)	—	—	(127.4)

Balance at December 31, 2001	—	23.9	31.4	55.3
Cash usage	—	(22.2)	(3.6)	(25.8)
Non cash charges	—	—	(7.1)	(7.1)
Revision of estimate	—	(0.7)	(12.4)	(13.1)

Balance at December 31, 2002	$—	$1.0	$8.3	$9.3

      During 2002, the Company charged $7.1 million for expected special termination benefits to be paid out in the future from the 2001 Plan restructuring reserve against the pension liability accrual. The revision in estimate for the 2001 Plan resulted from a legal settlement negotiated in December 2002 with A.O. Smith, which allocated the cost of certain supplemental early retirement benefits to colleagues at the Press Operations and Heavy Truck Operations in Milwaukee. The impact of this legal settlement was to substantially reduce the cost of actuarial pension benefits due to colleagues terminated under the 2001 Plan. This difference of $11.1 million was credited to the “Restructuring and Asset Impairment Charges” line in the consolidated financial statements. Certain other revisions in estimate of $2.0 million related to minor variances in the execution of the 2001 Plan and were accounted for in a similar manner.

     Heavy Truck and Kalamazoo Stamping Operations (2000 Plan)

      In October 2000, the Company’s board of directors approved the 2000 Plan, which was intended to improve the Company’s long-term competitive position and lower its cost structure. The 2000 Plan included phasing out the heavy truck rail manufacturing in Milwaukee, Wisconsin; reducing stamping capacity by closing the Kalamazoo, Michigan facility; and consolidating related support activities across the enterprise. The Company recognized a charge to operations of approximately $141.3 million in the fourth quarter of 2000, which reflected the estimated qualifying “exit costs” to be incurred over the next 12 months under the 2000 Plan.

      The 2000 Plan charge included costs associated with asset impairments, severance and outplacement costs related to colleague terminations, loss contract provisions and certain other exit costs. These activities resulted in a reduction of approximately 850 colleagues.

      The asset impairments consisted of long-lived assets, including fixed assets, manufacturing equipment and land, from the facilities the Company intends to dispose of or discontinue. For assets that were

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

disposed of currently, the Company measured impairment based on estimated proceeds on the sale of the facilities and equipment. For assets that will be held and used in the future, the Company prepared a forecast of expected undiscounted cash flows to determine whether asset impairment existed, and used fair values to measure the required write-downs. These asset impairments have arisen as a consequence of the Company making the decision to exit these activities during the fourth quarter of 2000.

      The Company anticipated this charge would require cash payments of approximately $37.6 million combined with the write-off of assets having a book value of approximately $103.7 million. Actual amounts have been revised by $5.9 million compared to the original estimate. The assets written off included Milwaukee heavy truck rail manufacturing machinery and equipment of approximately $47.3 million, Milwaukee and corporate campus support operating assets of approximately $46.1 million, Kalamazoo stamping operation’s land, buildings and equipment of approximately $5.7 million and Granite City stamping, machinery and equipment of $4.6 million.

      The accrual for the 2000 Plan was fully utilized as of December 31, 2001. The table below summarizes the accrued operational realignment and other charges through December 31, 2001:

	Asset	Severance and	Loss	Other
	impairments	outplacement costs	contracts	exit costs	Total

	(In millions)
Provision	$103.7	$25.2	$8.1	$4.3	$141.3
Cash usage	—	(8.7)	(2.5)	(0.3)	(11.5)
Non cash charges	(103.7)	—	—	—	(103.7)

Balance at December 31, 2000	—	16.5	5.6	4.0	26.1
Cash usage	—	(13.6)	(4.2)	(2.4)	(20.2)
Revision of estimate	—	(2.9)	(1.4)	(1.6)	(5.9)

Balance at December 31, 2001	$—	$—	$—	$—	$—

     Non-restructuring Asset Impairments

      The restructuring and asset impairment charges line on the accompanying consolidated statements of operations is comprised of both restructuring and non-restructuring related asset impairments. The components of that line are as follows for each of the three years ending December 31, 2002:

	2002	2001	2000

	(In millions)
Restructuring and related asset impairments, net	$75.4	$184.0	$141.3
Revision of estimate	(14.3)	(5.9)	—
Other goodwill and asset impairments	—	205.6	—

Total	$61.1	$383.7	$141.3

      The other goodwill and asset impairment charges recorded in 2001 are a result of the Company’s review of the carrying amount of certain of its goodwill, fixed assets, and certain investments based upon the Company’s current operating plans (including the organizational realignment initiative discussed above) and current and forecasted trends in the automotive industry. Based upon a review of anticipated cash flows, the Company determined that goodwill assigned to two of its plants was impaired and was written down. In addition, the Company identified assets which no longer had sufficient cash flows to support their carrying amounts and were written down to fair value, including its investment in J.L. French.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The total of the other goodwill and asset impairment charges recorded in 2001 is as follows:

(In millions)
Goodwill writedown	$108.6
Other asset impairments	50.7
Investment in J.L. French impairment	46.3

Total	$205.6

4.     Stockholders’ Investment

     Sale of Common Stock

      In May 2002, the Company completed an underwritten primary offering of 17.25 million shares of Tower Automotive, Inc. common stock, which included the exercise of the underwriters’ over-allotment option to acquire 2.25 million shares. The net proceeds from the offering were $222.4 million, based on an offering price of $13.75 per share. The Company has used the net proceeds to repay borrowings under its Credit Agreement.

      In August 2001, the Company issued 3.6 million shares of Tower Automotive, Inc. common stock at a price of $11.00 per share in a private placement transaction. The Company used the net proceeds of approximately $37.5 million to repay outstanding indebtedness under its Credit Agreement.

     Stock Repurchase

      In May 2000, the Company announced that its board of directors approved the purchase of up to $100 million of its Common Stock in the open market at times and amounts to be determined by the Company. During 2000, the Company repurchased approximately 4.1 million shares at a total cost of $40.1 million. In August 2002, the Company announced its plan to resume its stock repurchase program. During 2002, approximately 9.8 million shares, at a total cost of $59.9 million were purchased to complete the total board-approved amount. Repurchased shares are placed in treasury until subsequently reissued for general corporate purposes.

     Earnings Per Share

      Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share for the year ended December 31, 2000 was calculated on the assumption that the Edgewood notes were converted at the beginning of the period. The Convertible Subordinated Notes and Preferred Securities were not included in the computation of earnings per share for the years ended December 31, 2002, 2001, and 2000 due to their anti-dilutive effect. In addition, common stock equivalents relating to options and the Edgewood notes totaling approximately 63,000 and 230,000 shares, using the treasury stock method, were excluded from the calculation of earnings per share in 2002 and 2001, respectively, because their impact was anti-dilutive.

	Years Ended December 31,

	2002	2001	2000

	(In thousands, except per share data)
Net income (loss)	$(97,606)	$(267,524)	$13,434
Interest expense on Edgewood notes, net of tax	—	—	30

Net income (loss) applicable to common stockholders — diluted	$(97,606)	$(267,524)	$13,464

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,

	2002	2001	2000

	(In thousands,
	except per share data)
Weighted average number of common shares outstanding	57,329	45,597	47,100
Dilutive effect of outstanding stock options and warrants after application of the treasury stock method	—	—	171
Dilutive effect of Edgewood notes, assuming conversion	—	—	289

Weighted average number of diluted shares outstanding	57,329	45,597	47,560

Basic earnings (loss) per share	$(1.70)	$(5.87)	$0.29

Diluted earnings (loss) per share	$(1.70)	$(5.87)	$0.28

     Stock Option Plan

      The Company adopted and the shareholders approved the 1994 Key Employee Stock Option Plan (the “Stock Option Plan”), under which any person who is a full-time, salaried employee of the Company (excluding non-management directors) is eligible to participate (a “Colleague Participant”). A committee of the Board of Directors selects the Colleague Participants and determines the terms and conditions of the options. The Stock Option Plan provides for the issuance of options to purchase up to 3,000,000 shares of Common Stock at exercise prices equal to the market price on the date of grant, subject to certain adjustments reflecting changes in the Company’s capitalization. Information regarding the Stock Option Plan is as follows:

				Weighted
			Weighted	average
			average	fair value	Exercisable
	Shares		exercise	of options	at end
	under option	Exercise price	price	granted	of year

Outstanding, December 31, 1999	2,442,850	$4.00-25.75	$13.07	$9.51	552,475
Exercised	(56,000)	4.00- 7.56	6.48
Forfeited	(366,500)	4.00-25.75	19.20

Outstanding, December 31, 2000	2,020,350	4.00-22.97	19.00	9.72	978,725
Exercised	(42,750)	4.00- 7.56	6.60
Converted to restricted stock	(1,251,500)	17.13-22.97	19.98
Forfeited	(223,500)	4.00-22.97	19.70

Outstanding, December 31, 2001	502,600	4.00-22.97	17.29	8.85	378,600
Exercised	(75,000)	4.00- 7.56	6.11
Forfeited	(201,250)	17.13-22.97	19.93

Outstanding, December 31, 2002	226,350	$4.00-22.97	$18.65	$9.36	205,913

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about stock options outstanding at December 31, 2002:

		Options outstanding		Options exercisable

Range of	Number	Weighted-average	Weighted-	Number	Weighted-
exercisable	outstanding	remaining	average	exercisable	average
options	at 12/31/02	contractual life	exercise price	12/31/02	exercise price

$4.00	2,100	2.2	$4.00	2,100	$4.00
7.56	8,500	3.1	7.56	8,500	7.56
17.13-22.97	215,750	5.7	19.23	195,313	19.22

      The weighted average exercise price of options exercisable at the end of the year was $18.59 at December 31, 2002, $16.59 at December 31, 2001 and $18.13 at December 31, 2000. The weighted average remaining contractual life of outstanding options was 5.6 years at December 31, 2002, 6.1 years at December 31, 2001 and 7.3 years at December 31, 2000.

      All options granted under the Stock Option Plan have a contractual life of 10 years from the date of grant and vest ratably over a four-year or two-year period from the date of grant.

      In March 1999, the Company’s board of directors adopted and shareholders approved the Tower Automotive Inc. Long Term Incentive Plan (“Incentive Plan”). The Incentive Plan is designed to promote the long-term success of the Company through stock based compensation by aligning the interests of participants with those of its stockholders. Eligible participants under the Incentive Plan include key company colleagues, directors, and outside consultants. Awards under the Incentive Plan may include stock options, stock appreciation rights, performance shares, and other stock based awards. The Incentive Plan provides for the issuance of up to 3,000,000 shares of common stock. A committee of the board of directors is responsible for administration, participant selection, and determination of terms and conditions of the Incentive Plan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Information regarding the Incentive Plan is as follows:

				Weighted
			Weighted	average
	Shares		average	fair value	Exercisable
	under		exercise	of options	at end of
	option	Exercise price	price	granted	year

Outstanding, December 31, 1999	526,490	$19.25-26.81	$20.99	$9.08	—
Granted	1,315,480	13.19	13.19
Granted	120,000	15.56	15.56
Granted	60,000	12.06	12.06
Granted	5,000	11.94	11.94
Granted	5,000	9.63	9.63
Granted	5,000	10.75	10.75
Granted	10,000	10.19	10.19
Granted	120,000	9.13	9.13
Forfeited	(179,000)	13.19-19.25	18.44

Outstanding, December 31, 2000	1,987,970	9.13-26.81	14.61	7.94	70,000
Granted	918,450	11.33	11.33
Converted to restricted stock	(252,000)	19.25	19.25
Forfeited	(273,450)	9.13-13.19	10.62

Outstanding, December 31, 2001	2,380,970	9.63-26.81	13.36	7.48	373,783
Granted	859,050	13.75	13.75
Exercised	(33,400)	11.33-13.19	12.87
Forfeited	(249,175)	10.19-19.25	13.62

Outstanding, December 31, 2002	2,957,445	$9.63-26.81	$13.46	$7.79	925,605

      The following table summarizes information about stock options outstanding at December 31, 2002:

		Options outstanding		Options exercisable

Range of	Number	Weighted-average		Number	Weighted-
exercisable	outstanding at	remaining	Weighted-average	exercisable	average
options	12/31/02	contractual life	exercise price	12/31/02	exercise price

$9.63-13.75	2,770,955	8.2	$13.20	771,615	$13.33
15.56	65,000	7.4	15.56	32,500	15.56
26.81	121,490	6.3	26.81	121,490	26.81

      Options granted in each of the past three years have a remaining contractual life of five to 10 years and vest ratably over a four-year period from the date of grant. The weighted average exercise price of options exercisable at the end of the year was $14.63 at December 31, 2002, $13.65 at December 31, 2001, and $19.25 at December 31, 2000. The weighted average remaining contractual life of outstanding options was 8.1 years at December 31, 2002, 8.5 years at December 31, 2001 and 9.1 years at December 31, 2000.

     Independent Director Stock Option Plan

      In February 1996, the Company’s Board of Directors approved the Tower Automotive, Inc. Independent Director Stock Option Plan (the “Director Option Plan”) that provides for the issuance of options to Independent Directors, as defined, to acquire up to 200,000 shares of the Company’s Common Stock, subject to certain adjustments reflecting changes in the Company’s capitalization. The option

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exercise price must be at least equal to the fair value of the Common Stock at the time the option is granted. Vesting is determined by the board of directors at the date of grant and in no event can be less than six months from the date of grant. Information regarding the Director Option Plan is as follows:

				Weighted
			Weighted	average
	Shares		average	fair value	Exercisable
	under		exercise	of options	at end of
	option	Exercise price	price	granted	year

Outstanding, December 31, 1999	163,000	$7.56-22.97	$16.32	$8.70	90,600
Forfeited	(41,000)	7.56-22.97	15.37

Outstanding, December 31, 2000	122,000	7.56-22.97	16.64	8.80	91,200
Forfeited	(6,800)	19.25	19.25

Outstanding, December 31, 2001	115,200	7.56-22.97	16.49	8.75	108,400
Exercised	(15,000)	7.56	7.56

Outstanding, December 31, 2002	100,200	$7.56-22.97	$17.82	$9.42	100,200

      The following table summarizes information about stock options outstanding at December 31, 2002:

		Options outstanding		Options exercisable

Range of	Number	Weighted-average		Number	Weighted-
exercisable	outstanding at	remaining	Weighted-average	exercisable	average
options	12/31/02	contractual life	exercise price	12/31/02	exercise price

$7.56	15,000	3.1	$7.56	15,000	$7.56
18.94-22.97	85,200	5.1	19.60	85,200	19.63

      The weighted average exercise price of options exercisable at the end of the year was $17.82 at December 31, 2002, $16.31 at December 31, 2001 and $15.59 at December 31, 2000. The weighted average remaining contractual life of outstanding options was 4.8 years at December 31, 2002, 5.6 years at December 31, 2001 and 6.7 years at December 31, 2000.

     Employee Stock Purchase Plan

      The Company also sponsors an employee stock discount purchase plan which provides for the sale, to colleagues only, of up to 1,400,000 shares of the Company’s Common Stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85 percent of the market value of the Company’s Common Stock at the date of purchase, as defined. During the year ended December 31, 2002, 222,145 shares of Common Stock were issued to colleagues pursuant to this plan, 172,502 shares of Common Stock were issued during the year ended December 31, 2001, and 224,342 shares of Common Stock were issued during the year ended December 31, 2000. The weighted average fair value of shares sold in 2002, 2001, and 2000 was $6.43, $6.64, and $11.23, respectively.

     Deferred Stock Plans

      The Company sponsors the Tower Automotive, Inc. Key Leadership Deferred Income Stock Purchase Plan and the Tower Automotive, Inc. Director Deferred Stock Purchase Plan (the “Deferred Stock Plans”), which allow certain colleagues to defer receipt of all or a portion of their annual cash bonus and outside directors to defer all or a portion of their annual retainer. The Company makes a matching contribution of one-third of the deferral. The Company matching contribution vests on the 15th day of December of the second plan year following the date of the deferral. In accordance with the terms of the plans, the deferral and Company’s matching contribution may be placed in a “Rabbi” trust, which invests

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

solely in the Company’s Common Stock. This trust arrangement offers a degree of assurance for ultimate payment of benefits without causing constructive receipt for income tax purposes. Distributions from the trust can only be made in the form of the Company’s Common Stock. The assets in the trust remain subject to the claims of creditors of the Company and are not the property of the colleague or outside director; therefore, they are included as a separate component of stockholders’ investment under the caption “deferred compensation plans”. Under these plans, $1.4 million, $1.3 million and $4.5 million were deferred during the years ended December 31, 2002, 2001 and 2000, respectively. The Company expensed $0.6 million related to the employer match of these plans during the year ended December 31, 2002.

     Restricted Stock

      In July 2001, the Company offered to its existing colleagues, and designated consultants, the right to exchange certain Company stock options, having an exercise price of $17.125 or more, for shares of restricted stock. As a result of the offer, effective September 17, 2001, the Company issued approximately 530,671 shares of its common stock, subject to certain restrictions and risks of forfeiture, in exchange for the surrender of options to purchase a total of 1,503,500 shares of the Company’s Common Stock. The cost of this exchange was recorded in stockholders’ investment as deferred compensation based upon the fair value of stock issued and is being expensed over the vesting period. During the year ended December 31, 2002, 575 shares vested and 61,003 shares were forfeited. As of December 31, 2002, 469,093 shares remain restricted.

     Supplemental Retirement Plan

      During 2001, the Company’s board of directors approved the Tower Automotive Supplemental Retirement Plan (the “Supplemental Retirement Plan”), which allows certain colleagues who are restricted in their contributions to the Tower Automotive Retirement Plan by certain statutory benefit limitations to defer receipt of all or a portion of their annual cash compensation. The Company makes a matching contribution based on the terms of the plan. A portion of the Company’s matching contributions vests immediately and a portion vests on the first day of the third plan year following the date of the employee’s deferral.

     Other Common Stock Equivalents

      In connection with the acquisition of Edgewood Tool and Manufacturing Company (“Edgewood”) in May 1994, the Company issued options to acquire 205,968 shares of Common Stock at an exercise price of $3.28 per share. All of these options were exercised during the year ended December 31, 2002.

      In connection with the acquisition of MSTI in May 1996, the Company issued warrants to MascoTech, Inc. (“MascoTech”) to acquire 400,000 shares of Common Stock at an exercise price of $9 per share. In May 2000, MascoTech exercised all of the warrants outstanding under this agreement.

      In addition, the Company has Convertible Subordinated Notes outstanding as discussed in Note 8, and Convertible Preferred Securities as discussed in Note 5.

     Dividends

      The Company has not declared or paid any cash dividends in the past. The covenant conditions contained in the Credit Agreement limit the Company’s ability to pay dividends.

5.     Mandatorily Redeemable Trust Convertible Preferred Securities

      On June 9, 1998, Tower Automotive Capital Trust (the “Preferred Issuer”), a wholly owned statutory business trust of the Company, completed the offering of $258.8 million of its 6 3/4 percent Trust

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible Preferred Securities (“Preferred Securities”), resulting in net proceeds of approximately $249.7 million. The Preferred Securities are redeemable, in whole or in part, on or after June 30, 2001 and all Preferred Securities must be redeemed no later than June 30, 2018. The Preferred Securities are convertible, at the option of the holder, into common stock of the Company at a rate of 1.6280 shares of common stock for each Preferred Security, which is equivalent to a conversion price of $30.713 per share. The net proceeds of the offering were used to repay outstanding indebtedness. Minority interest reflected in the accompanying consolidated statements of operations represents dividends on the Preferred Securities at a rate of 6 3/4 percent, net of income tax benefits at the Company’s incremental tax rate of 35 percent in 2002, 39 percent in 2001, and 40 percent in 2000.

      No separate financial statements of the Preferred Issuer have been included herein. The Company does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of the Preferred Issuer are owned, directly or indirectly, by the Company, a reporting company under the Exchange Act, (ii) the Preferred Issuer has no independent operations and exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of the Preferred Issuer and investing the proceeds thereof in 6 3/4 percent Convertible Subordinated Debentures due June 30, 2018 issued by the Company and (iii) the obligations of the Preferred Issuer under the Preferred Securities are fully and unconditionally guaranteed by the Company.

6.     Acquisitions and Investment in Joint Ventures

     Acquisitions

      On November 30, 2000, the Company completed the acquisition of Strojarne Malacky, a.s. (“Presskam”), a manufacturer of upper body structural assemblies for Volkswagen, Porsche and Skoda, located in Bratislava, Slovakia. The Company paid total consideration of approximately $10 million for Presskam and intends to use the investment to further support Volkswagen’s Bratislava assembly operation.

      On July 6, 2000, the Company acquired the remaining 60 percent equity interest in Metalurgicá Caterina S.A. (“Caterina”) for approximately $42 million. The initial 40 percent interest was acquired in March 1998, for approximately $48 million. Caterina is a supplier of structural stampings and assemblies to the Brazilian automotive market, including Volkswagen and Mercedes-Benz.

      On May 3, 2000, the Company acquired all of the outstanding common stock of Algoods, Inc. (“Algoods”) for total consideration of approximately $33 million. Algoods manufactures aluminum heat shields and impact discs for the North American automotive industry from aluminum mini-mill and manufacturing operations located in Toronto, Canada. Its primary customer is DaimlerChrysler. The acquisition of Algoods represents a significant investment in processing technology for lightweight materials which complements the Company’s existing heat shield capabilities and provides opportunities for application in other lightweight vehicle structural products.

      Effective January 1, 2000, the Company acquired all of the outstanding shares of Dr. Meleghy GmbH & Co. KG Werkzeugbau und Presswerk, Bergisch Gladbach (“Dr. Meleghy”) for approximately $86 million plus earnout payments of $26.9 million paid in 2002 and $2.7 million paid in 2001. Dr. Meleghy designs and produces structural stampings, assemblies, exposed surface panels and modules to the European automotive industry. Dr. Meleghy also designs and manufactures tools and dies for use in its production and for the external market. Dr. Meleghy operates three facilities in Germany and one facility in both Hungary and Poland. Dr. Meleghy’s main customers include DaimlerChrysler, Audi, Volkswagen, Ford, Opel, and BMW. Products offered by Dr. Meleghy include body side panels, floor pan assemblies, and miscellaneous structural stampings.

      On October 29, 1999, the Company invested $21 million for new shares representing a 49 percent equity interest in Seojin Industrial Company Limited (“Seojin”). Seojin is a supplier of frames, modules

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and structural components to the Korean automotive industry. In addition, the Company advanced $19 million to Seojin in exchange for variable rate convertible bonds (the “Bonds”) due October 30, 2009. The conversion rate was based on a predetermined formula that would increase the Company’s equity interest to 66 percent. On October 31, 2000, the Company exercised its right to convert the bonds into 17 percent of the common stock of Seojin. Based upon the formula for conversion of the Seojin bonds, the Company paid an additional $1.2 million for the 17 percent equity interest.

      These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at fair value as of the dates of the acquisitions. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition.

      In conjunction with its acquisitions, reserves have been established for certain costs associated with facility shutdown and consolidation activities, for general and payroll related costs primarily for planned employee termination activities, and for provisions for acquired loss contracts. A rollforward of these reserves is as follows:

	Facility	Payroll	Loss
	shutdown costs	related costs	contracts

	(In millions)
December 31, 2000	$7.3	$3.8	$28.7
Utilization	(2.1)	(2.7)	(11.7)

December 31, 2001	$5.2	$1.1	$17.0
Utilization	(0.7)	(1.1)	(3.9)
Revision of estimate	—	—	(7.0)

December 31, 2002	$4.5	$—	$6.1

      The timing of facility shutdown and consolidation activities was adjusted from the Company’s original plans to reflect customer concerns with supply interruption. As of December 31, 2002, all of the identified facilities have been shutdown, but the Company continues to incur costs related to maintenance, taxes and other costs related to buildings that are held for sale. The Company’s acquisition reserves have been utilized as originally intended and management believes the liabilities recorded for shutdown and consolidation activities are adequate but not excessive as of December 31, 2002.

      In 2002, the Company revised its accrual for estimated loss contracts to reflect the discontinuance of certain contracts that the Company was fulfilling at a loss, and the reduction of costs associated with remaining loss contracts which were transferred to lower cost locations as part of the Company’s restructuring activities. Additionally, environmental and other reserves decreased by $2.8 million based on an analysis of outstanding exposures.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the purchase accounting liabilities detailed in the table above to the total purchase accounting liabilities shown in Note 2 follows:

	December 31,

	2002	2001

	(In millions)
Facility shutdown costs	$4.5	$5.2
Payroll-related costs	—	1.1
Loss contracts	6.1	17.0
Environmental liabilities	7.1	10.8
Customer obligations	—	2.7
Legal and other	2.2	6.3

Total purchase accounting reserves	$19.9	$43.1

     Investment in joint ventures

      On January 2, 2001, the Company invested approximately $2 million in the formation of a prototyping joint venture with Carron Industries. The joint venture, Carron Prototype Center, located in Inkster, Michigan, provided the Company with detail stamping and tooling capabilities and had capacity for full frame prototypes and vehicle builds. During the year ended December 31, 2002, the Company determined that the investment was impaired and recognized a non-cash charge of approximately $0.7 million associated with the write-off of its investment in this joint venture.

      On September 21, 2000, the Company acquired a 17 percent equity interest in Yorozu Corporation (“Yorozu”), a supplier of suspension modules and structural parts to the Asian and North American automotive markets, from Nissan Motor Co. Ltd. (“Nissan”). Yorozu is based in Japan and is publicly traded on the first tier of the Tokyo Stock Exchange. Its principal customers include Nissan, Auto Alliance, General Motors, Ford, and Honda. The Company agreed to pay Nissan approximately $68 million over two and one half years for the original 17 percent interest and an option to increase its holdings in Yorozu by 13.8 percent through the purchase of additional Yorozu shares, which was exercised on February 20, 2001. As of December 31, 2002, $18.3 million remains to be paid under these arrangements and is recorded as indebtedness on the Company’s balance sheet. As of December 31, 2002, the traded market value of shares held in Yorozu was $20.3 million and the Company’s investment in Yorozu was $62.2 million, as compared with a traded market value of $22.4 million and investment in Yorozu of $60.4 million at the original dates of the investment. The Company has determined that the investment in Yorozu has not suffered an other than temporary decline in market value. This determination is based on the long-term strategic nature of the investment which supported the Company’s original investment decision and the fact that the Company believes that there is a significant premium associated with the large block of stock held in Japan.

      In March 23, 2000, the Company invested $2.1 million in the formation of a product technology and development joint venture with Defiance Testing & Engineering Services, Inc., a subsidiary of GenTek Inc. The joint venture, DTA Development, located in Westland, Michigan, provides the Company with product-testing services. Traditionally, the Company utilizes both internal and external product testing extensively to validate complex systems during the development stage of a program. This joint venture allows the Company to have access to a broader and more cost efficient range of testing capabilities. DTA Development blends the benefits of chassis product technology and development activities with leading edge commercial testing services.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On October 14, 1999, the Company loaned $30.0 million to J. L. French Automotive Castings, Inc., (“J.L. French”) in exchange for a convertible subordinated promissory note due October 14, 2009 that bears interest at 7.5 percent. On November 30, 2000, the Company exercised its option to convert the note into 7,124 shares of Class A “1” Common Stock of J.L. French, which has a 7.5 percent pay-in-kind dividend right. Additionally, on November 30, 2000, the Company invested $2.9 million in J.L. French through the purchase of Class P Common Stock, which has an 8 percent pay-in-kind dividend right. On May 24, 2000, the Company invested $11.0 million in J.L. French through the purchase of Class A Common Stock. As discussed in Note 3, the Company evaluated its investment in J.L. French and determined that the investment has been impaired. Due to this impairment, the Company recorded a charge of $46.3 million to write off the entire investment in J.L. French during 2001. At December 31, 2002 and 2001, the Company has an ownership interest of approximately 16 percent in J.L. French. J.L. French’s capital structure was reorganized in December 2002. The Company elected not to participate in a new class of stock that now controls J.L. French and as a result, the Company effectively no longer has a substantive ownership interest in J.L. French.

      The Company is a 40 percent partner in Metalsa S. de R.L. (“Metalsa”) with Promotora de Empresas Zano, S.A. de C.V. (“Proeza”). Metalsa is the largest supplier of vehicle frames and structures in Mexico. In addition, the parties have entered into a technology sharing arrangement that enables both companies to utilize the latest available product and process technology. Metalsa is headquartered in Monterrey, Mexico and has manufacturing facilities in Monterrey and San Luis Potosi, Mexico. Metalsa’s customers include DaimlerChrysler, General Motors, Ford, and Nissan. In connection with the original agreement, the Company paid $120 million to Proeza, with an additional amount of up to $45 million payable based upon net earnings of Metalsa for the years 1998, 1999 and 2000. Based upon Metalsa’s 1998 and 1999 net earnings, the Company paid Proeza $9.0 million and $7.9 million of additional consideration during 1999 and 2000, respectively. Based upon Metalsa’s 2000 net earnings, the Company paid $9.7 million of additional consideration during 2002.

      Summarized unaudited U.S. GAAP financial information for Metalsa is as follows:

	December 31,

	2002	2001	2000

	(In thousands)
Condensed Statements of Earnings
Revenues	$311,334	$280,543	$258,951

Operating income	$46,454	$31,940	$38,355

Net income	$34,156	$21,520	$31,001

Condensed Balance Sheets
Current assets	$121,554	$115,728	$79,182
Noncurrent assets	302,776	303,717	234,105

	$424,330	$419,445	$313,287

Current liabilities	$75,456	$64,502	$58,550
Noncurrent liabilities	143,214	157,819	105,517
Stockholders’ investment	205,660	197,124	149,220

	$424,330	$419,445	$313,287

      The accompanying unaudited consolidated pro forma results of operations for the year ended December 31, 2000 give effect to the following as if they were completed at the beginning of the year:

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i) the acquisitions of Algoods, Caterina, Seojin and Presskam, (ii) the refinancing of bank indebtedness under the new senior credit facility (Note 8), and (iii) the completion of the sale of the senior Euro notes and the application of the net proceeds therefrom (Note 8). The unaudited pro forma financial information does not purport to represent what the Company’s results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company’s results of future operations:

Pro Forma for
the Year Ended
December 31, 2000

(In thousands,
except per
share data)
Revenues	$2,920,727
Net income	$9,276
Basic earnings per share	$0.20
Diluted earnings per share	$0.20

      The proforma effect of the Carron joint venture investment or the additional Yorozu joint venture investment in 2001 was not materially different from the actual reported results.

7.	Divestitures

      On February 1, 2002, the Company sold its Iwahri, Korea plant to a Hyundai affiliate for net proceeds of $4.0 million after fees and debt assumed by the purchaser and realized a gain on sale of the plant of $3.8 million in the first quarter of 2002, that was classified as other income. The net proceeds were used to repay outstanding subsidiary indebtedness. The results of operations of the Iwahri plant, which assembles the Kia Sportage lower vehicle module, are not significant to the operating results of the Company as a whole, and therefore, pro forma financial information has not been provided, as the results would not be materially different. The Company will continue to manufacture body structure components in Korea, including components used in the Kia Sportage module.

      On December 7, 2000, the Company sold its Roanoke, Virginia heavy truck rail manufacturing business (the “Roanoke Heavy Truck Business”) to its joint venture partner, Metalsa, for net proceeds of approximately $55 million, which approximated the book value of the net assets sold, plus an earnout of up to $30 million based on achieving certain profit levels over the three years following the sale. Through December 31, 2002, no additional payments have been earned. The net proceeds were used to repay outstanding indebtedness under the revolving credit facility. The results of operations of the Roanoke Heavy Truck Business are not significant to the operating results of the Company as a whole, therefore, pro forma financial information is not deemed significant.

8.	Long-Term Debt

      Long-term debt consisted of the following:

	December 31,

	2002	2001

	(In thousands)
Revolving credit facility, due July 2006, interest at prime or LIBOR plus a margin ranging from 0 to 200 basis points (2.87 percent at December 31, 2002 and 3.5 percent at December 31, 2001)	$93,800	$9,300
Revolving credit facility, multi currency borrowings, due July 2006, interest at prime or LIBOR plus a margin ranging from 0 to 200 basis points (3.33 percent at December 31, 2002 and 4.26 percent at December 31, 2001)	83,503	91,308

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2002	2001

	(In thousands)
Term credit facility, due in quarterly repayments beginning March 2005 to July 2006, Interest at prime or LIBOR plus a margin ranging from 0 to 200 basis points (2.91 percent at December 31, 2002 and 3.85 percent at December 31, 2001)	125,000	325,000
R. J. Tower Corporation 9.25 percent Senior Euro Notes due August 2010.	157,440	133,560
Industrial development revenue bonds, due in lump sum payments in June 2024 and March 2025, interest payable monthly at a rate adjusted weekly by a bond remarketing agent (1.60 percent at December 31, 2002 and 2.17 percent at December 31, 2001)	43,765	43,765
Convertible Edgewood notes, due May 2003, interest at 5.75 percent payable quarterly	50	50
Other foreign subsidiary indebtedness, consisting primarily of borrowings at Seojin, interest ranging from 4.5 percent to 13.3 percent, renewable annually	123,518	136,987
Other	18,422	30,474

	645,498	770,444
Less — Current maturities	(110,278)	(169,360)

	$535,220	$601,084

      Future maturities of long-term debt as of December 31, 2002 are as follows:

(In thousands)
2003	$110,278
2004	68
2005	77,513
2006	224,803
2007	—
Thereafter	232,836

$645,498

      In June 2002, the Company completed an amendment to its senior credit facility (the “Credit Agreement”) that permanently reduced borrowings under the facility and deferred the start of the scheduled repayment of its remaining borrowings until March 2005. The amendment reduced the former $1.15 billion facility to a $725 million facility by voluntarily repaying $200 million of the $325 million term loan portion of the facility with proceeds from the Company’s May 2002 common stock offering (see Note 4), and reduced capacity under the revolving credit facility from $825 million to $600 million. The Credit Agreement also includes a multi-currency borrowing feature that allows the Company to borrow up to $500 million in certain freely tradable offshore currencies, and letter of credit sublimits of $250 million. As of December 31, 2002, approximately $36.4 million of the outstanding borrowings are denominated in Japanese Yen, $31.2 million are denominated in Euro, and $15.9 million are denominated in Canadian dollars. Interest on the Credit Agreement is at the financial institutions’ reference rate, LIBOR, or the Eurodollar rate plus a margin ranging from 0 to 200 basis points depending on the ratio of the consolidated funded debt for restricted subsidiaries of the Company to its total EBITDA. The weighted average interest rate for such borrowings was 6.4 percent and 7.0 percent for the years ended December 31, 2002 and 2001, respectively (including the effect of the interest rate swap contract discussed below). The Credit Agreement has a final maturity of 2006.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As a result of the permanent reduction of borrowing capacity under the amendment, the Company recorded a $2.0 million non-cash charge in 2002 that was classified as a component of other expense for the write-off of deferred financing costs associated with the credit facility. As a result of the July 2000 replacement of a previous $750 million amortizing credit agreement with the $1.15 billion senior unsecured facility, the Company recorded a loss, net of tax, of $3.0 million during 2000 (see Note 2).

      The Credit Agreement requires the Company to meet certain financial tests, including but not limited to a minimum interest coverage and maximum leverage ratio. The credit agreement limits the Company’s ability to pay dividends. As of December 31, 2002, the Company was in compliance with all debt covenants.

      In July 2000, R. J. Tower Corporation (the “Issuer”), a wholly-owned subsidiary of the Company, issued Euro-denominated senior unsecured notes in the amount of €150 million ($157.4 million at December 31, 2002). The notes bear interest at a rate of 9.25 percent, payable semi-annually. The notes rank equally with all of the Company’s other senior unsecured and unsubordinated debt. The net proceeds after issuance costs were used to repay a portion of the Company’s existing Euro-denominated indebtedness under its credit facility. The notes mature on August 1, 2010.

      During September 2000, the Company entered into an interest rate swap contract to hedge against interest rate exposure on approximately $160 million of its floating rate indebtedness under its Credit Agreement. The contracts have the effect of converting the floating rate interest to a fixed rate of approximately 6.9 percent, plus any applicable margin required under the revolving credit facility. The interest rate swap contract was executed to balance the Company’s fixed-rate and floating-rate debt portfolios and expires in September 2005.

      The Company has designated the swap as a cash flow hedge. Accordingly, gains and losses are recorded in accumulated other comprehensive income (loss), net of income taxes. As of December 31, 2002, there is $12.8 million recorded in accumulated other comprehensive loss related to the cash flow hedge. Derivative liabilities relating to the interest rate swap agreement totaling $20.4 million have been recorded in accrued liabilities on the balance sheet as of December 31, 2002. The fair value of the interest rate swap agreement is based upon the difference between the contractual rates and the present value of the expected future cash flows on the hedged interest rate.

      The $200 million of Convertible Subordinated Notes (the “Notes”) bear interest at 5 percent, are unsecured, due on August 1, 2004 and are convertible into Common Stock at a conversion price of $25.88 per share. The Company may make optional redemptions of the Notes after August 1, 2000 at amounts ranging from 102.857 percent to 100.714 percent of face value. In the event of a change in control (as defined), the holders of the Notes may require the Company to redeem the Notes at face value plus accrued interest. Proceeds from the Notes were used to repay outstanding indebtedness under the revolving credit facility.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Income Taxes

      The provision (benefit) for income taxes consisted of the following:

	Years Ended December 31,

	2002	2001	2000

	(In thousands)
Current —
Domestic	$(4,981)	$201	$19,383
Foreign	10,510	7,245	6,609

Total	5,529	7,446	25,992
Deferred —
Domestic	4,321	(75,139)	(15,257)
Foreign	(2,214)	(5,619)	(10,109)

Total	2,107	(80,758)	(25,366)

Total	$7,636	$(73,312)	$626

      A reconciliation of income taxes computed at the statutory rates to the reported income tax provision (benefit) is as follows:

	Years Ended December 31,

	2002	2001	2000

	(In thousands)
Taxes at federal statutory rates	$7,636	$(120,514)	$470
Foreign taxes and other	(7,252)	(1,226)	852
Effect of permanent differences, primarily interest expense and nondeductible goodwill	(457)	32,174	(696)
Valuation allowance	7,709	16,254	—

Total	$7,636	$(73,312)	$626

      The summary of income (loss) before provision (benefit) for income taxes, equity in earnings of joint ventures, minority interests, and cumulative effect of accounting change consisted of the following:

	Years Ended December 31,

	2002	2001	2000

	(In thousands)
Domestic	$(12,246)	$(364,688)	$(9,650)
Foreign	34,064	20,362	11,706

Total	$21,818	$(344,326)	$2,056

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of deferred income tax assets (liabilities) is as follows:

	December 31,

	2002	2001

	(In thousands)
Deferred income tax assets:
Accrued compensation costs	$27,536	$11,569
Postretirement benefit obligations	30,981	31,952
Loss contracts	3,770	5,397
Facility closure and consolidation costs	40,548	48,009
Net operating loss carryforwards and tax credits	113,770	76,618
Investment valuation adjustments	16,254	16,254
Other reserves and accruals not currently deductible for tax purposes	30,588	10,975

	263,447	200,774
Less: Valuation allowance	(48,151)	(16,254)

Total deferred income tax assets	215,296	184,520
Deferred income tax liabilities — fixed asset and goodwill lives and methods	(88,963)	(96,736)

Net deferred tax assets	$126,333	$87,784

      A $24.2 million valuation allowance was provided during 2002 due to the uncertainty of the use of the tax benefit associated with the writedown of goodwill under FAS 142 related to the Company’s Brazil operations. The goodwill writedown and related income tax provision were netted and reported as a cumulative effect of a change in accounting principle in the 2002 Consolidated Statement of Operations. In 2002, a $7.7 million valuation allowance was established due to the uncertainty of realization of certain state tax net operating losses. In 2001, a $16.2 million valuation allowance was provided due to the uncertainty of the use of the tax benefit associated with a specific reserve recorded against the carrying value of a cost-based investment.

      The Company has an alternative minimum tax (“AMT”) credit carryforward of approximately $2.7 million. The AMT credit has an indefinite carryforward period. The Company has federal net operating loss carryforwards (“NOL’s”) of approximately $223.6 million which expire 2020 through 2022 and various state NOL’s that expire through 2022.

      The Company has not recorded deferred income taxes applicable to undistributed earnings of its foreign joint venture operations as all such earnings are deemed to be indefinitely reinvested in those operations. If the earnings of such joint ventures were not indefinitely reinvested, a deferred liability would have been required. Total undistributed net earnings from foreign joint ventures totaled $53.5 million at December 31, 2002. Undistributed amounts, if remitted in the future, may not result in additional U.S. income taxes because of the use of available foreign tax credits at that time. The amount of unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures which are permanent in duration is not practicable for the Company to determine.

10.     Segment Information

      The Company produces a broad range of assemblies and modules for vehicle body structures and suspension systems for the global automotive industry. These operations have similar characteristics including the nature of products, production processes and customers, and produce lower vehicle structures, body structures (including Class A surfaces), suspension components, and suspension and powertrain

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

modules for the automotive industry. Management reviews the operating results of the Company and makes decisions based upon two operating segments: United States/ Canada and International. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). Financial information by segment is as follows:

	United States/
	Canada	International	Total

	(In thousands)
2002:
Revenues	$2,075,222	$679,242	$2,754,464
Interest expense, net	54,814	12,095	66,909
Operating income	34,235	55,544	89,779
Total assets	1,747,772	810,113	2,557,885
Capital expenditures, net	95,922	63,042	158,964
Depreciation and amortization expense	103,483	37,376	140,859
Restructuring and asset impairment charges, net	57,475	3,650	61,125
Provision (benefit) for income taxes	(660)	8,296	7,636
2001:
Revenues	$1,777,361	$690,072	$2,467,433
Interest expense, net	61,721	12,044	73,765
Operating income (loss)	(315,387)	44,826	(270,561)
Total assets	2,041,851	491,585	2,533,436
Capital expenditures, net	131,455	62,500	193,955
Depreciation and amortization expense	126,863	33,030	159,893
Restructuring and asset impairment charges, net	383,739	—	383,739
Provision (benefit) for income taxes	(74,938)	1,626	(73,312)
2000:
Revenues	$2,163,358	$368,595	$2,531,953
Interest expense, net	57,239	7,472	64,711
Operating income	40,482	26,285	66,767
Total assets	2,516,000	376,747	2,892,747
Capital expenditures, net	78,512	15,076	93,588
Depreciation and amortization expense	126,011	18,794	144,805
Restructuring and asset impairment charges, net	141,326	—	141,326
Provision (benefit) for income taxes	4,126	(3,500)	626

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of revenues and long-lived assets by geographic location:

	Years Ended December 31 and End of Year

	2002		2001		2000

		Long-lived		Long-lived		Long-lived
	Revenues	assets	Revenues	assets	Revenues	assets

	(In thousands)
United States and Canada	$2,075,222	$743,552	$1,777,361	$852,887	$2,163,358	$985,215
Europe	322,773	176,412	278,789	121,993	256,970	114,920
Asia	322,951	180,298	376,040	159,940	91,270	118,254
Mexico and South America	33,518	10,481	35,243	12,972	20,355	11,863

	$2,754,464	$1,110,743	$2,467,433	$1,147,792	$2,531,953	$1,230,252

      Revenues are attributed to geographic locations based on the location of specific production. Long-lived assets consist of net property, plant and equipment and capitalized tooling, and excludes intangible assets.

      The following is a summary of the approximate composition by product category of the Company’s revenues:

	Years Ended December 31,

	2002	2001	2000

	(In thousands)
Body structures and assemblies (including Class A surfaces)	$1,046,696	$971,858	$998,407
Lower vehicle structures	1,101,786	895,118	1,029,596
Suspension and powertrain modules	302,991	355,981	270,892
Suspension components	220,357	198,296	199,567
Other	82,634	46,180	33,491

	$2,754,464	$2,467,433	$2,531,953

      The Company sells its products directly to automotive manufacturers. Following is a summary of customers that accounted for 10 percent or more of consolidated revenues in any of the three years in the period ended December 31, 2002:

	2002	2001	2000

Ford	38%	35%	37%
DaimlerChrysler	22	25	31
Hyundai/ Kia	7	12	4

      Receivables from these customers represented 39 percent of total accounts receivable at December 31, 2002, 38 percent of total accounts receivable at December 31, 2001 and 50 percent of total accounts receivable at December 31, 2000.

11.     Employee Benefit Plans

      The Company sponsors various pension and other postretirement benefit plans for its employees.

     Retirement plans

      The Company’s UAW Retirement Income Plan and the Tower Automotive Pension Plan provide for substantially all union employees. Benefits under the plans are based on years of service. Contributions by

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company are intended to provide not only for benefits attributed to service to date, but also for those benefits expected to be earned in the future. The Company’s funding policy is to contribute annually the amounts sufficient to meet the higher of the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 or the minimum funding requirements under the Company’s union contracts.

      The following tables provide a reconciliation of the changes in the benefit obligations and fair value of assets for the defined benefit pension plans:

	2002	2001

	(In thousands)
Reconciliation of fair value of plan assets:
Fair value of plan assets at the beginning of the year	$89,355	$104,884
Actual loss on plan assets	(6,296)	(10,746)
Employer contributions	27,959	—
Benefits paid	(4,446)	(4,783)

Fair value of plan assets at the end of the year	$106,572	$89,355

Change in Benefit Obligations:
Benefit obligations at the beginning of the year	$143,485	$115,525
Service cost	9,536	9,956
Interest cost	11,486	9,883
Actuarial loss	21,967	11,171
Benefits paid	(4,446)	(4,783)
Curtailment loss	—	1,422
Special termination benefits	7,067	311

Benefit obligations at the end of the year	$189,095	$143,485

Funded Status Reconciliation:
Funded status	$(82,523)	$(54,130)
Unrecognized transition asset	(34)	(67)
Unrecognized prior service cost	8,975	9,787
Unrecognized actuarial losses	61,320	25,065
Contributions made after measurement date	4,956	—

Net amount recognized	$(7,306)	$(19,345)

Amounts recognized in the balance sheet as of each year end:
Accrued benefit liability	$(81,513)	$(51,396)
Intangible asset	8,975	9,787
Accumulated other comprehensive income	60,276	22,264
Contributions made after measurement date	4,956	—

Net amount recognized	$(7,306)	$(19,345)

      In connection with the comprehensive realignment plans discussed in Note 3, benefits for certain employees covered by the Tower Automotive Pension Plan and the UAW Retirement Income Plan are accounted for as a curtailment and special termination benefits for the periods ending December 31, 2002 and 2001.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table provides the components of net periodic pension benefit cost for the plans for the years ended December 31,:

	2002	2001	2000

	(In thousands)
Service cost	$9,536	$9,956	$11,677
Interest cost	11,486	9,883	8,126
Expected return on plan assets	(9,602)	(9,815)	(7,431)
Amortization of transition asset	(31)	(31)	(31)
Amortization of prior service cost	812	1,077	2,533
Amortization of net (gains) losses	1,609	(287)	(158)
Curtailment loss (gain)	—	12,839	(572)
Special termination benefit	7,067	311	586

Net periodic benefit cost	$20,877	$23,933	$14,730

      The assumptions used in the measurement of the Company’s benefit obligation are as follows:

	2002	2001

Weighted-average assumptions at each year end:
Discount rate	6.75%	7.50%
Expected return on plan assets	8.50%	9.50%
Rate of compensation increase	4.50%	4.50%
Measurement date	9/30/2002	9/30/2001

      The Company contributes to a union sponsored multi-employer pension plan providing defined benefits to certain Michigan hourly employees. Contributions to the pension plan are based on rates set forth in the Company’s union contracts. The expense related to this plan was $0.8 million, $0.7 million, and $0.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      The Company also contributes to a union sponsored multi-employer pension plan providing defined benefits for certain hourly employees of the Milwaukee facility. Expense relating to this plan was $0.4 million, $0.6 million and $0.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. The expense is determined based on contractual rates with the union.

      The Company also maintains a qualified profit sharing retirement plan and 401(k) employee savings plan covering certain salaried and hourly employees. The expense related to these plans was $10.6 million during 2002 and $11.0 million during 2001 and 2000.

      The Company also sponsors a 401(k) employee savings plan covering certain union employees. The Company matches a portion of the employee contributions made to this plan. The expense under this plan in each of the three years in the period ended December 31, 2002 was not material.

     Postretirement Plans

      The Company provides certain medical insurance benefits for retired employees. Certain employees of the Company are eligible for these benefits if they fulfill the eligibility requirements specified by the plans. Certain retirees between the ages of 55 and 62 must contribute all or a portion of the cost of their coverage. Benefits are continued for dependents of eligible retiree participants after the death of the retiree.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following tables provide a reconciliation of the changes in the benefit obligations for the retiree medical plans:

	2002	2001

	(In thousands)
Reconciliation of fair value of plan assets:
Fair value of plan assets at the beginning of the year	$—	$—
Employer contributions	19,250	12,435
Benefits paid	(19,250)	(12,435)

Fair value of plan assets at the end of the year	$—	$—

Change in benefit obligations:
Benefit obligations at the beginning of the year	$145,552	$117,664
Service cost	858	862
Interest cost	8,519	10,676
Plan amendments	10,827	—
Actuarial loss (gain)	(22,151)	28,671
Benefits paid	(19,250)	(12,435)
Curtailment loss	—	114

Benefit obligations at the end of the year	$124,355	$145,552

Funded status reconciliation:
Funded status	$(124,355)	$(145,552)
Unrecognized prior service cost	9,735	—
Unrecognized actuarial losses	25,365	42,572

Net amount recognized	$(89,255)	$(102,980)

Amounts recognized in the balance sheet as of each year end:
Accrued benefit liability	$(89,255)	$(102,980)

      The following table provides the components of net periodic benefit cost for the plans for the years ended December 31,:

	2002	2001	2000

	(In thousands)
Service cost	$858	$862	$1,524
Interest cost	8,519	10,676	9,174
Amortization of prior service cost	1,092	—	—
Amortization of net loss	3	1,484	3,227
Curtailment loss	—	115	—

Net periodic benefit cost	$10,472	$13,137	$13,925

      The discount rate used to measure the Company’s post retirement medical benefit obligation was 6.75 percent and 7.5 percent in 2002 and 2001, respectively.

      For measurement purposes, an 11.5 percent annual rate of increase in per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.5 percent for 2006 and remain at that level thereafter.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Assumed health care cost trend rates have a significant effect on the amounts reported for the post retirement medical plans. A one percentage point change in assumed health care costs trend rates would have the following effects (in thousands):

	Increase	Decrease

One percentage point:
Effect on total service and interest cost components	$250	$226

Effect on the accumulated benefit obligation	$3,044	$2,758

12.	Commitments

     Leases

      The Company leases office and manufacturing space and certain equipment under lease agreements which require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. The Company has entered into several leasing commitments with maturities of between 2003 and 2015. The properties covered under these transactions include manufacturing equipment, facilities and administrative offices. The leases provide for substantial residual value guarantees, which may become payable upon the termination of the transaction, and include purchase and renewal options. As of December 31, 2002, residual value guarantees in connection with these leases totaled approximately $102.9 million. Upon termination of the leases, the Company expects the fair market value of the leased properties to reduce substantially or eliminate entirely the payment under the residual value guarantees. Future annual rental commitments at December 31, 2002 under these leases are as follows:

Year	Operating	Capital

	(In thousands)
2003	$59,383	$16,305
2004	61,940	11,872
2005	61,360	10,979
2006	56,621	10,548
2007	51,161	3,328
Thereafter	169,970	4,166

	$460,435	$57,198

Less-amount representing interest		17,275

Present value of minimum lease payments		$39,923

      Total rent expense for all operating leases totaled $57.0 million, $55.2 million and $21.5 million in 2002, 2001 and 2000, respectively.

      Rent commitments associated with acquired facilities which will not be utilized by the Company have been excluded from the above amounts and were provided for in the recording of the related acquisition, as discussed in Note 6.

Litigation

      The Company is party to certain claims arising in the ordinary course of business. In the opinion of management, based upon the advice of legal counsel, the outcomes of such claims are impossible to ascertain or are not expected to be material to the Company’s financial position or statements of operations.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Related Party Transactions:

      The Company has made payments to Hidden Creek Industries, an affiliated consultant of the Company, for certain acquisition related and other management services totaling $0.6 million during 2002 and 2001, and $4.4 million during 2000.

14.	Quarterly Financial Data (Unaudited):

      The following is a condensed summary of quarterly results of operations for 2002 and 2001. The goodwill impairment loss described in Note 2 is reflected in the first quarter of 2002. The restructuring and asset impairment charges described in Note 3 are reflected in the first and fourth quarters of 2002 and the fourth quarter of 2001 amounts. The sum of the per share amounts for the quarters does not equal the total for the year due to the effects of rounding and the anti-dilutive effects of certain common stock equivalents:

					Basic	Diluted
			Operating		earnings	earnings
		Gross	income	Net income	(loss)	(loss)
	Revenues	profit	(loss)	(loss)	per share	per share

	(In thousands, except per share amounts)
2002:
First	$668,107	$69,009	$(40,284)	$(147,303)	$(3.05)	$(3.05)
Second	750,872	92,916	54,429	22,891	0.40	0.37
Third	653,841	66,623	30,254	9,545	0.15	0.15
Fourth	681,644	70,339	45,380	17,261	0.30	0.29

	$2,754,464	$298,887	$89,779	$(97,606)	$(1.70)	$(1.70)

2001:
First	$628,376	$79,271	$37,894	$12,861	$0.29	$0.28
Second	642,407	85,261	44,111	16,672	0.38	0.35
Third	557,785	55,419	16,185	(1,364)	(0.03)	(0.03)
Fourth	638,865	57,234	(368,751)	(295,693)	(6.15)	(6.15)

	$2,467,433	$277,185	$(270,561)	$(267,524)	$(5.87)	$(5.87)

      The amounts for the first quarter of 2002 are different from the amounts originally reported as a result of the adoption of SFAS 142 effective as of January 1, 2002.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table represents the impact of the transitional impairment loss on the first quarter of 2002 results as previously reported:

	Three Months Ended
	March 31, 2002

	As reported	As adjusted

Loss before cumulative effect of change in accounting principle	$(34,517)	$(34,517)
Cumulative effect of change in accounting principle	—	(112,786)

Net loss	$(34,517)	$(147,303)

Basic loss per common share:
Loss before cumulative effect of change in accounting principle	$(0.72)	$(0.72)
Cumulative effect of change in accounting principle	—	(2.33)

Net loss	$(0.72)	$(3.05)

Weighted-average basic shares outstanding	48,253	48,253

Diluted loss per common share:
Loss before cumulative effect of change in accounting principle	$(0.72)	$(0.72)
Cumulative effect of change in accounting principle	—	(2.33)

Net loss	$(0.72)	$(3.05)

Weighted-average diluted shares outstanding	48,253	48,253

15.     Subsequent Event (Unaudited)

      On May 27, 2003, the Company announced that it will relocate the production of its high-volume frame assemblies for the Ford Ranger currently performed at the Milwaukee facility to its Bellevue, Ohio business unit. The Company anticipates that the relocation of the Milwaukee Ranger production line will be completed by June 2004. The Company expects to realize annual cash savings, related primarily to reduced labor costs, of approximately $10 million following full completion of the move. Approximately 250 salaried and hourly colleagues in Milwaukee will be affected by the decision.

      As a result of this move, the Company expects to record pre-tax charges in the estimated range of $40 million to $50 million, over the next 12 months as the costs are incurred. The estimated charges include cash restructuring costs of approximately $16 million. In addition, the charges will include pension curtailment costs of approximately $8 million and non-cash asset write-offs of approximately $16 million to $26 million. The Company is currently evaluating whether any additional non-cash asset impairment charges will be required for the remainder of the Milwaukee facility.

16.     Consolidating Guarantor and Non-Guarantor Financial Information

      The following consolidating financial information presents balance sheets, statements of operations and cash flow information related to the Company’s business. Each Guarantor, as defined, is a direct or indirect wholly-owned subsidiary of the Company and has fully and unconditionally guaranteed the 9.25 percent senior unsecured notes issued by R. J. Tower Corporation, on a joint and several basis. Tower Automotive, Inc. (the parent company) has also fully and unconditionally guaranteed the note and is reflected as the Parent Guarantor in the consolidating financial information. The Non-Guarantors are the Company’s foreign subsidiaries. Separate financial statements and other disclosures concerning the Guarantors have not been presented because management believes that such information is not material to investors.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS
At December 31, 2002

	R. J. Tower	Parent	Guarantor	Non-Guarantor
	Corporation	Guarantor	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$13,699	$—	$13,699
Accounts receivable	—	—	151,774	97,567	—	249,341
Inventories	—	—	82,765	50,309	—	133,074
Prepaid tooling and other	—	—	67,708	53,359	—	121,067

Total current assets	—	—	302,247	214,934	—	517,181

Property, plant and equipment, net	—	—	709,127	364,492	—	1,073,619
Investments in joint ventures	260,898	—	—	—	—	260,898
Investment in subsidiaries	404,864	512,076	—	—	(916,940)	—
Goodwill and other assets, net	6,167	27,144	483,794	189,082	—	706,187

	$671,929	$539,220	$1,495,168	$768,508	$(916,940)	$2,557,885

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Current maturities of long-term debt and capital lease obligations	$8,352	$—	$4,274	$107,844	$—	$120,470
Accounts payable	—	—	285,585	132,142	—	417,727
Accrued liabilities	6,963	5,889	183,876	87,722	—	284,450

Total current liabilities	15,315	5,889	473,735	327,708	—	822,647

Long-term debt, net of current maturities	428,651	—	43,765	62,804	—	535,220
Obligations under capital leases, net of current maturities	—	—	370	29,361	—	29,731
Convertible subordinated notes	—	199,984	—	—	—	199,984
Due to/(from) affiliates	(332,628)	(443,582)	753,142	23,068	—	—
Other noncurrent liabilities	—	6,103	157,230	36,144	—	199,477

Total noncurrent liabilities	96,023	(237,495)	954,507	151,377	—	964,412

Mandatorily redeemable trust convertible preferred securities	—	258,750	—	—	—	258,750
Stockholders’ investment	560,591	512,076	66,926	289,423	(916,940)	512,076

	$671,929	$539,220	$1,495,168	$768,508	$(916,940)	$2,557,885

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

	R.J. Tower	Parent	Guarantor	Non-Guarantor
	Corporation	Guarantor	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
Revenues	$—	$—	$1,937,140	$817,324	$—	$2,754,464
Cost of sales	—	—	1,759,587	695,990	—	2,455,577

Gross profit	—	—	177,553	121,334	—	298,887
Selling, general and administrative expenses	—	—	104,026	39,796	—	143,822
Amortization expense	1,497	1,302	—	1,362	—	4,161
Restructuring and asset impairment charges, net	—	—	57,475	3,650	—	61,125

Operating income (loss)	(1,497)	(1,302)	16,052	76,526	—	89,779
Interest expense, net	43,872	10,000	653	12,384	—	66,909
Other expense	1,993	—	946	(1,887)	—	1,052

Income (loss) before provision for income taxes, equity in earnings of joint ventures, minority interest and cumulative effect of accounting change	(47,362)	(11,302)	14,453	66,029	—	21,818
Provision (benefit) for income taxes	(16,577)	(3,956)	5,061	23,108	—	7,636

Income (loss) before equity in earnings of joint ventures, minority interest and cumulative effect of accounting change	(30,785)	(7,346)	9,392	42,921	—	14,182
Equity in earnings of joint ventures and subsidiaries, net	(48,121)	(78,906)	—	—	143,849	16,822
Minority interest, net	—	(11,354)	—	(4,470)	—	(15,824)

Income (loss) before cumulative effect of accounting change	(78,906)	(97,606)	9,392	38,451	143,849	15,180
Cumulative effect of change in accounting principle, net	—	—	—	(112,786)	—	(112,786)

Net income (loss)	$(78,906)	$(97,606)	$9,392	$(74,335)	$143,849	$(97,606)

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002

	R. J. Tower	Parent	Guarantor	Non-Guarantor
	Corporation	Guarantor	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
Operating Activities:
Net income (loss)	$(78,906)	$(97,606)	$9,392	$(74,335)	$143,849	$(97,606)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities
Cumulative effect of change in accounting principle	—	—	—	112,786	—	112,786
Restructuring and asset impairment charge, net	—	—	57,475	3,650	—	61,125
Depreciation and amortization	1,497	1,302	99,543	38,517	—	140,859
Deferred income tax provision (benefit)	—	—	(3,902)	6,009	—	2,107
Gain on sale of plant	—	—	—	(3,839)	—	(3,839)
Equity in earnings of joint ventures, net	(16,822)	—	—	—	—	(16,822)
Changes in working capital and other operating items	285,461	(6,113)	(284,092)	23,367	(86,281)	(67,658)

Net cash provided by (used in) operating activities	191,230	(102,417)	(121,584)	106,155	57,568	130,952

Investing Activities:
Capital expenditures, net	—	—	(96,176)	(62,788)	—	(158,964)
Acquisitions and other, net	(88,479)	(63,424)	168,702	3,971	(57,568)	(36,798)
Proceeds from sale of fixed assets	—	—	50,313	—	—	50,313

Net cash provided by (used in) investing activities	(88,479)	(63,424)	122,839	(58,817)	(57,568)	(145,449)

Financing Activities:
Proceeds from borrowings	1,994,990	—	98	42,949	—	2,038,037
Repayments of debt	(2,097,741)	—	(3,797)	(95,911)	—	(2,197,449)
Net proceeds from the issuance of common stock	—	225,701	—	—	—	225,701
Payments for the repurchase of common stock	—	(59,860)	—	—	—	(59,860)

Net cash provided by (used for) financing activities	(102,751)	165,841	(3,699)	(52,962)	—	6,429

Net Change in Cash and Cash Equivalents	—	—	(2,444)	(5,624)	—	(8,068)
Cash and Cash Equivalents, Beginning of Period	—	—	2,444	19,323	—	21,767

Cash and Cash Equivalents, End of Period	$—	$—	$—	$13,699	$—	$13,699

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS
At December 31, 2001

	R. J. Tower	Parent	Guarantor	Non-Guarantor
	Corporation	Guarantor	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$2,444	$19,323	$—	$21,767
Accounts receivable	—	—	140,402	76,236	—	216,638
Inventories	—	—	72,003	40,533	—	112,536
Prepaid tooling and other	—	—	52,238	36,991	—	89,229

Total current assets	—	—	267,087	173,083	—	440,170

Property, plant and equipment, net	—	—	824,437	295,822	—	1,120,259
Investments in joint ventures	237,834	—	4,177	1,187	—	243,198
Investment in subsidiaries	744,808	447,408	—	—	(1,192,216)	—
Goodwill and other assets, net	9,659	9,700	428,186	282,264	—	729,809

	$992,301	$457,108	$1,523,887	$752,356	$(1,192,216)	$2,533,436

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Current maturities of long-term debt and capital lease obligations	$67,381	$—	$2,723	$101,979	$—	$172,083
Accounts payable	—	—	263,800	105,110	—	368,910
Accrued liabilities	7,234	4,167	203,832	63,729	—	278,962

Total current liabilities	74,615	4,167	470,355	270,818	—	819,955

Long-term debt, net of current maturities	472,373	—	44,765	83,946	—	601,084
Obligations under capital leases, net of current maturities	—	—	4,620	—	—	4,620
Convertible subordinated notes	—	199,984	—	—	—	199,984
Due to/(from) affiliates	(27,392)	(453,201)	428,037	52,556	—	—
Other noncurrent liabilities	—	—	150,639	50,996	—	201,635

Total noncurrent liabilities	444,981	(253,217)	628,061	187,498	—	1,007,323

Mandatorily redeemable trust convertible preferred securities	—	258,750	—	—	—	258,750
Stockholders’ investment	472,705	447,408	425,471	294,040	(1,192,216)	447,408

	$992,301	$457,108	$1,523,887	$752,356	$(1,192,216)	$2,533,436

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2001

	R.J. Tower	Parent	Guarantor	Non-Guarantor
	Corporation	Guarantor	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
Revenues	$—	$—	$1,644,357	$823,076	$—	$2,467,433
Cost of sales	—	—	1,467,062	723,186	—	2,190,248

Gross profit	—	—	177,295	99,890	—	277,185
Selling, general and administrative expenses	—	—	103,591	35,612	—	139,203
Amortization expense	1,774	1,301	14,660	7,069	—	24,804
Restructuring and asset impairment charges, net	—	—	383,614	125	—	383,739

Operating income (loss)	(1,774)	(1,301)	(324,570)	57,084	—	(270,561)
Interest expense, net	60,621	7,516	(7,773)	13,401	—	73,765

Income (loss) before provision for income taxes, equity in earnings of joint ventures and minority interest	(62,395)	(8,817)	(316,797)	43,683	—	(344,326)
Provision (benefit) for income taxes	(24,334)	(3,439)	(57,803)	12,264	—	(73,312)

Income (loss) before equity in earnings of joint ventures and minority interest	(38,061)	(5,378)	(258,994)	31,419	—	(271,014)
Equity in earnings of joint ventures and subsidiaries, net	(213,429)	(251,490)	300	—	481,869	17,250
Minority interest, net	—	(10,656)	—	(3,104)	—	(13,760)

Net income (loss)	$(251,490)	$(267,524)	$(258,694)	$28,315	$481,869	$(267,524)

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF CASH FLOWS
For The Year Ended December 31, 2001

				Non-
	R. J. Tower	Parent	Guarantor	Guarantor
	Corporation	Guarantor	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
Operating Activities:
Net income (loss)	$(251,490)	$(267,524)	$(258,694)	$28,315	$481,869	$(267,524)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities
Restructuring and asset impairment charge, net	—	—	383,614	125	—	383,739
Depreciation and amortization	1,774	1,301	122,026	34,792	—	159,893
Deferred income tax benefit	—	—	(65,976)	(14,782)	—	(80,758)
Equity in earnings of joint ventures, net	(16,950)	—	(300)	—	—	(17,250)
Changes in working capital and other operating items	251,214	381	281,364	(2,562)	(194,682)	335,715

Net cash provided by (used in) operating activities	(15,452)	(265,842)	462,034	45,888	287,187	513,815

Investing Activities:
Capital expenditures, net	—	—	(142,253)	(51,702)	—	(193,955)
Acquisitions and other, net	366,055	226,851	(316,282)	5,145	(287,187)	(5,418)

Net cash provided by (used in) investing activities	366,055	226,851	(458,535)	(46,557)	(287,187)	(199,373)

Financing Activities:
Proceeds from borrowings	2,201,333	—	—	107,488	—	2,308,821
Repayments of debt	(2,533,164)	—	(2,630)	(108,066)	—	(2,643,860)
Net proceeds from the issuance of common stock	—	38,991	—	—	—	38,991

Net cash provided by (used for) financing activities	(331,831)	38,991	(2,630)	(578)	—	(296,048)

Net Change in Cash and Cash Equivalents	18,772	—	869	(1,247)	—	18,394
Cash and Cash Equivalents, Beginning of Period	(18,772)	—	1,575	20,570	—	3,373

Cash and Cash Equivalents, End of Period	$—	$—	$2,444	$19,323	$—	$21,767

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2000

	R.J. Tower	Parent	Guarantor	Non-Guarantor
	Corporation	Guarantor	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
Revenues	$77,723	$—	$1,911,493	$542,737	$—	$2,531,953
Cost of sales	47,389	—	1,627,593	485,377	—	2,160,359

Gross profit	30,334	—	283,900	57,360	—	371,594
Selling, general and administrative expenses	10,011	—	108,636	23,337	—	141,984
Amortization expense	2,921	1,305	13,210	4,081	—	21,517
Restructuring and asset impairment charges, net	12,465	—	128,861	—	—	141,326

Operating income (loss)	4,937	(1,305)	33,193	29,942	—	66,767
Interest expense, net	63,795	7,906	(15,044)	8,054	—	64,711

Income (loss) before provision for income taxes, equity in earnings of joint ventures and minority interest	(58,858)	(9,211)	48,237	21,888	—	2,056
Provision (benefit) for income taxes	(23,543)	(3,681)	19,289	8,561	—	626

Income (loss) before equity in earnings of joint ventures and minority interest	(35,315)	(5,530)	28,948	13,327	—	1,430
Equity in earnings of joint ventures and subsidiaries, net	64,755	29,440	—	—	(71,715)	22,480
Minority interest, net	—	(10,476)	—	—	—	(10,476)

Net income	$29,440	$13,434	$28,948	$13,327	$(71,715)	$13,434

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2000

	R.J. Tower	Parent	Guarantor	Non-Guarantor
	Corporation	Guarantor	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
Operating Activities:
Net income	$29,440	$13,434	$28,948	$13,327	$(71,715)	$13,434
Adjustments required to reconcile net income to net cash provided by (used in) operating activities
Restructuring and asset impairment charge, net	12,465	—	128,861	—	—	141,326
Depreciation and amortization	6,426	1,305	115,873	21,201	—	144,805
Deferred income tax provision (benefit)	(25,328)	—	(631)	593	—	(25,366)
Equity in earnings of joint ventures, net	(22,480)	—	—	—	—	(22,480)
Changes in working capital and other operating items	(139,272)	(381)	(184,533)	165,115	—	(159,071)

Net cash provided by (used in) operating activities	(138,749)	14,358	88,518	200,236	(71,715)	92,648

Investing Activities:
Capital expenditures, net	(20,800)	—	(85,898)	13,110	—	(93,588)
Acquisitions and other, net	(164,981)	19,026	(35,082)	(119,225)	71,715	(228,547)
Net proceeds from the sale of Roanoke Heavy Truck Business	—	—	55,353	—	—	55,353

Net cash provided by (used in) investing activities	(185,781)	19,026	(65,627)	(106,115)	71,715	(266,782)

Financing Activities:
Proceeds from borrowings	3,304,062	—	21	68,228	—	3,372,311
Repayments of debt	(3,135,316)	—	(21,821)	(142,600)	—	(3,299,737)
Net proceeds from the issuance of senior Euro notes	134,700	—	—	—	—	134,700
Net proceeds from the issuance of common stock	—	6,794	—	—	—	6,794
Payments for the repurchase of common shares	—	(40,178)	—	—	—	(40,178)

Net cash provided by (used for) financing activities	303,446	(33,384)	(21,800)	(74,372)	—	173,890

Net Change in Cash and Cash Equivalents	(21,084)	—	1,091	19,749	—	(244)
Cash and Cash Equivalents, Beginning of Period	2,312	—	484	821	—	3,617

Cash and Cash Equivalents, End of Period	$(18,772)	$—	$1,575	$20,570	$—	$3,373

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2003	2002

	(Amounts in thousands,
	unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$135,257	$13,699
Accounts receivable	315,504	249,341
Inventories	123,361	133,074
Deferred income taxes, net	16,903	20,634
Prepaid tooling and other	197,763	100,433

Total current assets	788,788	517,181

Property, plant and equipment, net	978,801	1,073,619
Investments in joint ventures	266,945	260,898
Deferred income taxes, net	164,363	105,699
Goodwill	488,734	472,967
Other assets, net	165,273	127,521

	$2,852,904	$2,557,885

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Current maturities of long-term debt, capital lease obligations and convertible subordinated notes	$308,680	$120,470
Accounts payable	583,834	417,727
Accrued liabilities	284,197	284,450

Total current liabilities	1,176,711	822,647

Long-term debt, net of current maturities	996,577	535,220
Obligations under capital leases, net of current maturities	29,233	29,731
Convertible subordinated notes	—	199,984
Other noncurrent liabilities	221,944	199,477

Total noncurrent liabilities	1,247,754	964,412

Mandatorily redeemable trust convertible preferred securities	—	258,750
Stockholders’ investment:
Preferred stock	—	—
Common stock	661	659
Additional paid-in capital	686,979	683,072
Retained deficit	(148,815)	(57,174)
Deferred compensation plans	(10,036)	(10,746)
Accumulated other comprehensive loss	(40,490)	(43,875)
Treasury stock	(59,860)	(59,860)

Total stockholders’ investment	428,439	512,076

	$2,852,904	$2,557,885

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	September 30,

	2003	2002

	(Amounts in thousands,
	except per share
	amounts — unaudited)
Revenues	$623,013	$653,841
Cost of sales	587,167	587,467

Gross profit	35,846	66,374
Selling, general and administrative expenses	41,770	35,347
Restructuring and asset impairment charge	124,555	—

Operating income (loss)	(130,479)	31,027
Interest expense, net	27,268	17,366

Income (loss) before provision for income taxes, equity in earnings of joint ventures and minority interest	(157,747)	13,661
Provision (benefit) for income taxes	(53,634)	4,797

Income (loss) before equity in earnings of joint ventures and minority interest	(104,113)	8,864
Equity in earnings of joint ventures, net of tax	4,393	4,061
Minority interest, net of tax	(1,070)	(3,380)

Net income (loss)	$(100,790)	$9,545

Basic earnings (loss) per common share	$(1.78)	$0.15

Weighted average number of basic shares outstanding	56,720	65,525

Diluted earnings (loss) per common share	$(1.78)	$0.15

Weighted average number of diluted shares outstanding	56,720	65,612

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,

	2003	2002

	(Amounts in thousands,
	except per share amounts —
	unaudited)
Revenues	$2,098,770	$2,072,820
Cost of sales	1,909,952	1,844,743

Gross profit	188,818	228,077
Selling, general and administrative expenses	115,581	105,709
Restructuring and asset impairment charge	147,621	75,407

Operating income (loss)	(74,384)	46,961
Interest expense, net	62,120	52,573
Other income	—	(900)

Loss before benefit for income taxes, equity in earnings of joint ventures, minority interest and cumulative effect of accounting change	(136,504)	(4,712)
Benefit for income taxes	(46,412)	(1,635)

Loss before equity in earnings of joint ventures, minority interest and cumulative effect of accounting change	(90,092)	(3,077)
Equity in earnings of joint ventures, net of tax	8,181	12,723
Minority interest, net of tax	(9,730)	(11,727)

Loss before cumulative effect of accounting change	(91,641)	(2,081)
Cumulative effect of change in accounting principle, net of tax	—	(112,786)

Net loss	$(91,641)	$(114,867)

Basic loss per common share:
Loss before cumulative effect of change in accounting principle	$(1.62)	$(0.04)
Cumulative effect of change in accounting principle	—	(1.97)

Net loss	$(1.62)	$(2.01)

Weighted average number of basic shares outstanding	56,490	57,206

Diluted loss per common share:
Loss before cumulative effect of change in accounting principle	$(1.62)	$(0.04)
Cumulative effect of change in accounting principle	—	(1.97)

Net loss	$(1.62)	$(2.01)

Weighted average number of diluted shares outstanding	56,490	57,206

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2003	2002

	(Amounts in thousands —
	unaudited)
OPERATING ACTIVITIES:
Net loss	$(91,641)	$(114,867)
Adjustments to reconcile net loss to net cash provided by operating activities —
Cumulative effect of change in accounting principle	—	112,786
Non-cash restructuring and asset impairment charge	145,724	75,407
Customer recovery related to program cancellation	15,600	—
Depreciation	119,639	102,208
Deferred income tax benefit	(50,259)	(12,661)
Gain on sale of plant	—	(3,839)
Equity in earnings of joint ventures, net	(8,181)	(12,723)
Change in working capital and other operating items	9,260	(127,206)

Net cash provided by operating activities	140,142	19,105

INVESTING ACTIVITIES:
Capital expenditures, net	(180,126)	(108,364)
Acquisitions, including joint ventures interests, earnout payments and dividends	3,506	(35,888)
Proceeds from sale of fixed assets	—	50,313

Net cash used in investing activities	(176,620)	(93,939)

FINANCING ACTIVITIES:
Proceeds from borrowings	1,548,797	1,585,606
Repayment of debt	(1,391,411)	(1,713,995)
Net proceeds from issuance of stock	650	224,751
Payments for repurchase of common stock	—	(17,371)

Net cash provided by financing activities	158,036	78,991

NET CHANGE IN CASH AND CASH EQUIVALENTS	121,558	4,157
CASH AND CASH EQUIVALENTS:
Beginning of period	13,699	21,767

End of period	$135,257	$25,924

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized	$57,742	$54,750

Income taxes (refunded) paid	$(270)	$1,301

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Basis of Presentation

      The accompanying condensed consolidated financial statements have been prepared by Tower Automotive, Inc. (the “Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished in the condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

      Revenues and operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

      Certain prior year amounts were reclassified to conform to current year presentation.

2.	Inventories

      Inventories are valued at the lower of first-in-first-out (“FIFO”) cost or market, and consisted of the following (in thousands):

	September 30,	December 31,
	2003	2002

Raw materials	$51,782	$64,777
Work in process	22,922	20,630
Finished goods	48,657	47,667

	$123,361	$133,074

3.	Stockholders’ Investment

Stock Repurchase:

      During 2002, the Company repurchased approximately 9.8 million shares at a total cost of $59.9 million to complete the total original board-approved amount of $100 million. These shares are classified as treasury stock in the Company’s condensed consolidated balance sheets and may be subsequently reissued for general corporate purposes.

Earnings Per Share:

      Basic earnings per share were computed by dividing net income (loss) by the weighted average number of common shares outstanding during the respective quarters. Diluted earnings per share for the three months ended September 30, 2002 were determined on the assumptions that the Edgewood notes were converted at the beginning of the period. The Convertible Subordinated Notes and shares issuable upon conversion of the Preferred Securities held by the Tower Automotive Capital Trust, totaling approximately 16.2 million shares, were not included in the computation of earnings per share for the three months ended September 30, 2002, due to their anti-dilutive effect. None of the common stock equivalents totaling approximately 16.8 million shares, 16.5 million shares, and 16.2 million shares were included in the computation of earnings per share for the three months ended September 30, 2003, the nine months

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ended September 30, 2003 and the nine months ended September 30, 2002, respectively due to their anti-dilutive effect (in thousands, except for per share data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income (loss) — basic and diluted	$(100,790)	$9,545	$(91,641)	$(114,867)

Weighted average number of common shares outstanding	56,720	65,525	56,490	57,206
Dilutive effect of outstanding stock options and warrants after application of the treasury stock method	—	71	—	—
Dilutive effect of Edgewood notes, assuming conversion	—	16	—	—

Weighted average number of diluted shares outstanding	56,720	65,612	56,490	57,206

Basic earnings (loss) per share	$(1.78)	$0.15	$(1.62)	$(2.01)

Diluted earnings (loss) per share	$(1.78)	$0.15	$(1.62)	$(2.01)

Stock-Based Compensation:

      The Company accounts for stock options under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, under which no compensation expense is recognized when the stock options are granted to colleagues and directors at fair market value as of the grant date. The Company may also grant stock options to outside consultants. The fair value of these option grants are expensed over the period services are rendered based on the Black-Scholes valuation model.

      The Company has three stock option plans: the 1994 Stock Option Plan, the Long Term Incentive Plan, and the Independent Director Stock Option Plan and three stock purchase plans: the Employee Stock Purchase Plan, the Key Leadership Deferred Income Stock Purchase Plan and the Director Deferred Income Stock Purchase Plan. Had compensation cost for these plans been determined as required under SFAS No. 123, “Accounting for Stock-Based Compensation,” amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” the Company’s pro forma net income (loss) and pro forma earnings (loss) per share would have been as follows (in thousands, except per share data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income (loss)
As Reported	$(100,790)	$9,545	$(91,641)	$(114,867)
Pro Forma	$(101,782)	$8,618	$(95,324)	$(117,755)
Basic earnings (loss) per share
As Reported	$(1.78)	$0.15	$(1.62)	$(2.01)
Pro Forma	$(1.79)	$0.13	$(1.69)	$(2.06)
Diluted earnings (loss) per share
As Reported	$(1.78)	$0.15	$(1.62)	$(2.01)
Pro Forma	$(1.79)	$0.13	$(1.69)	$(2.06)

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rates of 2.91 percent in 2003 and 5.02 percent in 2002; expected life of seven years for 2003 and 2002; expected volatility of 58 percent for 2003 and 2002; and expected dividends of zero for 2003 and 2002.

4.	Long-Term Debt

      Long-term debt consisted of the following (in thousands):

	September 30,	December 31,
	2003	2002

Revolving credit facility	$—	$177,303
Term credit facility	240,000	125,000
Due to Tower Automotive Capital Trust	258,750	—
Senior Euro notes	174,840	157,440
Senior notes (net of discount of $7,082)	250,918	—
Industrial development revenue bonds	43,765	43,765
Edgewood notes	—	50
Other foreign subsidiary indebtedness	127,537	123,518
Other	33	18,422

	1,095,843	645,498
Less-current maturities	(99,266)	(110,278)

Total long-term debt	$996,577	$535,220

      In June 2003, R. J. Tower Corporation (the “Issuer”), a wholly-owned subsidiary of the Company, completed a senior note offering with a face amount of $258 million and a 12 percent interest rate. The notes were discounted upon issuance to yield 12.5 percent payable semi-annually. The notes rank equally with all of the Company’s other senior unsecured and unsubordinated debt and mature on June 1, 2013.

      In June 2003, the Company completed an amendment to its senior credit facility (the “Credit Agreement”) to reduce the borrowing capacity of the facility and provide for amended financial covenants in order to enhance overall liquidity. The amendment reduced the former $725 million facility to a $600 million facility. The term portion of the facility increased from $125 million to $240 million, and the revolver portion decreased from $600 million to $360 million. The Company had previously amended, in June 2002, its prior credit agreement which voluntarily reduced its borrowing facility from $1.15 billion to $725 million. The amount available to borrow under the revolver portion of the credit facility is restricted by $44 million of permanent letters of credit, and is also restricted by $200 million to provide flexibility for the Company to redeem its $200 million convertible subordinated notes (due August 1, 2004), in the event it elects to do so without refinancing the convertible notes in another manner. The Credit Agreement also includes a multi-currency borrowing feature that allows the Company to borrow up to $316 million in certain freely tradable offshore currencies, and letters of credit sublimits of $250 million. As of September 30, 2003, there were no revolver borrowings outstanding. Interest on the Credit Agreement is at the financial institutions’ reference rate, LIBOR, or the Eurodollar rate plus a margin ranging from 100 to 325 basis points depending on the ratio of the consolidated funded debt for restricted subsidiaries of the Company to its total EBITDA. The weighted average interest rate for such borrowings was 5.0 percent for the nine months ended September 30, 2003 (including the effect of the interest rate swap contract discussed below). The Credit Agreement has a final maturity of 2006.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As a result of the permanent reductions of borrowing capacity under the June 2003 and June 2002 amendments, the Company recorded $0.4 million and $2.0 million non-cash charges during the second quarters of 2003 and 2002, respectively for the write-off of deferred financing costs associated with the credit facilities.

      The Credit Agreement requires the Company to meet certain financial tests, including but not limited to a minimum interest coverage and maximum leverage ratio. The Credit Agreement limits the Company’s ability to pay dividends. As of September 30, 2003, the Company was in compliance with all debt covenants and anticipates achieving covenant compliance for the remainder of 2003.

      In July 2000, R. J. Tower Corporation (the “Issuer”), a wholly-owned subsidiary of the Company, issued Euro-denominated senior unsecured notes in the amount of €150 million ($174.8 million at September 30, 2003). The notes bear interest at a rate of 9.25 percent, payable semi-annually. The notes rank equally with all of the Company’s other senior unsecured and unsubordinated debt and mature on August 1, 2010.

      During the third quarter of 2003, the Company elected to adopt the current provisions of FASB Interpretation Number (FIN) 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (see additional discussion in note 12) as it relates to its mandatorily redeemable convertible trust preferred securities prior to the required effective date. Under FIN 46, the Tower Automotive Capital Trust which was previously consolidated by the Company is no longer consolidated. As a result, the Company no longer presents the mandatorily redeemable convertible trust preferred securities as mezzanine financing, but instead records a debt obligation for the proceeds which are owed to the Trust by the Company. Interest is recorded at 6 3/4 percent on the amount owed by the Company to the Trust, which is equal to the amount that was previously presented as minority interest (net of tax) for the dividends on the preferred stock. Pursuant to the guidance in FIN 46, the Company has elected not to reclassify the presentation in prior periods. The $258 million trust convertible preferred securities held by the Trust were issued in June 1998 at a dividend rate of 6 3/4 percent and are redeemable, in whole or in part, after June 30, 2001 but before June 30, 2018. The preferred securities are also convertible at the option of the holder into common stock of Tower at an equivalent conversion price of $30.713 per share.

      In July 1997, the Company issued $200 million unsecured convertible subordinated notes which bear interest at 5 percent and are due on August 1, 2004, and therefore, have been classified as a component of current maturities in the current liability section of the condensed consolidated balance sheet as of September 30, 2003. The notes are convertible into common stock of the Company at a conversion price of $25.88 per share.

      During September 2000, the Company entered into an interest rate swap contract to hedge against interest rate exposure on approximately $160 million of its floating rate indebtedness under its Credit Agreement. The contracts have the effect of converting the floating rate interest to a fixed rate of approximately 6.9 percent, plus any applicable margin required under the revolving credit facility. The interest rate swap contract was executed to balance the Company’s fixed-rate and floating-rate debt portfolios and expires in September 2005.

      The Company has designated the swap as a cash flow hedge. Accordingly, gains and losses are recorded in accumulated other comprehensive income (loss), net of income taxes. As of September 30, 2003, there is $10.4 million (net of tax) recorded in accumulated other comprehensive loss related to the cash flow hedge. Derivative liabilities relating to the interest rate swap agreement totaling $16.7 million have been recorded in accrued liabilities in the condensed consolidated balance sheet as of September 30, 2003. The fair value of the interest rate swap agreement is based upon the difference between the contractual rates and the present value of the expected future cash flows on the hedged interest rate.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Accounts Receivable Securitization

      At September 30, 2003, the Company had sold $89.5 million of net accounts receivable pursuant to its accounts receivable securitization program in exchange for $15.8 million of cash and retained a subordinated interest in the receivables sold of $73.7 million. The receivables sold represented amounts owed to the Company from customers as of August 30, 2003. The majority of such receivables were collected in September 2003 and as a result, the Company’s retained interest in accounts receivable is not significant as of September 30, 2003 and is not presented separately from accounts receivable. As of September 30, 2003, the Company recorded a liability to the funding agent of $15.8 million, which represents receivables for which the Company has received collections from customers and is required to be submitted to the funding agent. Settlement of amounts due to the funding agent, as well as the cost of funding at an annual rate of approximately 2.37 percent, occurs during the month subsequent to the sale of the receivables.

6.	Acquisitions

      The Company’s acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at the fair value as of the date of the acquisitions. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.

      The Company is committed under certain existing agreements, assumed in connection with prior acquisitions, to supply product to its customers at selling prices that are not sufficient to cover the direct costs to produce those parts. The Company is obligated to supply these products for the life of the related vehicles, which is typically three to ten years. Accordingly, the Company recognizes losses at the time these losses are probable and reasonably estimable at an amount equal to the minimum amount necessary to fulfill its obligations to its customers. The reserves established in connection with these recognized losses are reversed as the product is shipped to the customers.

      In conjunction with its acquisitions, the Company has established reserves for certain costs associated with facility shutdown and consolidation activities and for provisions for acquired loss contracts. A rollforward of these reserves is as follows (in millions):

	Facility
	Shutdown	Loss
	Costs	Contracts

Balance at December 31, 2002	$4.5	$6.1
Utilization	(0.3)	(2.3)

Balance at September 30, 2003	$4.2	$3.8

      As of September 30, 2003, all of the identified facilities have been shutdown, but the Company continues to incur costs related to maintenance, taxes and other costs related to buildings that are held for sale. The Company’s acquisition reserves have been utilized as originally intended and management believes the liabilities recorded for shutdown and consolidation activities are adequate but not excessive as of September 30, 2003.

7.	Investments in Joint Ventures

      On September 21, 2000, the Company acquired a 17 percent equity interest in Yorozu Corporation (“Yorozu”), a supplier of suspension modules and structural parts to the Asian and North American automotive markets, from Nissan Motor Co. Ltd. (“Nissan”). On February 20, 2001, the Company exercised its option to increase its holdings in Yorozu by 13.8 percent through the purchase of additional

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Yorozu shares. Yorozu is based in Japan and is publicly traded on the first tier of the Tokyo Stock Exchange. Its principal customers include Nissan, Auto Alliance, General Motors, Ford, and Honda. The Company paid Nissan approximately $68 million over two and one half years for its 30.8 percent interest. As of September 30, 2003, the traded market value of shares held in Yorozu was $43.0 million and the Company’s recorded investment in Yorozu was $65.6 million, as compared with a traded market value of $22.4 million and investment in Yorozu of $60.4 million at the original dates of the investment. The Company has determined that the investment in Yorozu has not suffered an other than temporary decline in market value. This determination is based on the long-term strategic nature of the investment, which supported the Company’s original investment decision, and the fact that the Company believes that there is a significant value premium associated with owning a large block of voting equity in a Japanese public company.

      The Company is a 40 percent partner in Metalsa S. de R.L. (“Metalsa”) with Promotora de Empresas Zano, S.A. de C.V. (“Proeza”). Metalsa is the largest supplier of vehicle frames and structures in Mexico. In addition, the parties have entered into a technology sharing arrangement that enables both companies to utilize the latest available product and process technology. Metalsa is headquartered in Monterrey, Mexico and has manufacturing facilities in Monterrey and San Luis Potosi, Mexico and Roanoke, Virginia. Metalsa’s customers include DaimlerChrysler, General Motors, Ford, and Nissan. In connection with the original agreement, the Company paid $120 million to Proeza, with an additional amount of up to $45 million payable based upon net earnings of Metalsa for the years 1998, 1999 and 2000. Based upon Metalsa’s 1998 and 1999 net earnings, the Company paid Proeza $9.0 million and $7.9 million of additional consideration during 1999 and 2000, respectively. Based upon Metalsa’s 2000 net earnings, the Company paid $9.7 million of additional consideration during 2002.

8.	Divestiture

      On February 1, 2002, the Company sold its Iwahri, Korea plant to a Hyundai affiliate for net proceeds of $4.0 million after fees and debt assumed by the purchaser and realized a gain on sale of the plant of $3.8 million in the first quarter of 2002 that was classified as other income. The net proceeds were used to repay outstanding subsidiary indebtedness. The results of operations of the Iwahri plant, which assembles the Kia Sportage lower vehicle module, are not significant to the operating results of the Company as a whole, and therefore, pro forma financial information has not been provided as the results would not be materially different. The Company continues to manufacture body structure components in Korea, including those components used in the Kia Sportage module.

9.	Segment Information

      The Company produces a broad range of assemblies and modules for vehicle body structures and suspension systems for the global automotive industry. These operations have similar characteristics including the nature of products, production processes and customers, and produce lower vehicle structures, body structures (including Class A surfaces), suspension components, and suspension and powertrain modules for the automotive industry. Management reviews the operating results of the Company and makes decisions based upon two operating segments: United States/ Canada and International.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Financial information by segment is as follows (in thousands):

	United States/
	Canada	International	Total

Three months ended September 30, 2003:
Revenues	$449,265	$173,748	$623,013
Operating income (loss)	(132,906)	2,427	(130,479)
Restructuring and asset impairment charge	124,555	—	124,555
Total assets	1,997,385	855,519	2,852,904
Three months ended September 30, 2002:
Revenues	$491,913	$161,928	$653,841
Operating income	17,983	13,044	31,027
Total assets	1,697,077	764,164	2,461,241
Nine months ended September 30, 2003:
Revenues	$1,512,829	$585,941	$2,098,770
Operating income (loss)	(115,602)	41,218	(74,384)
Restructuring and asset impairment charge	147,621	—	147,621
Total assets	1,997,385	855,519	2,852,904
Nine months ended September 30, 2002:
Revenues	$1,589,902	$482,918	$2,072,820
Operating income	16,011	30,950	46,961
Restructuring and asset impairment charge	71,738	3,669	75,407
Cumulative effect of change in accounting principle	—	(112,786)	(112,786)
Total assets	1,697,077	764,164	2,461,241

      The change in the carrying amount of goodwill for the nine months ended September 30, 2003, by operating segment, is as follows (in thousands):

	United States/
	Canada	International	Total

Balance at December 31, 2002	$336,653	$136,314	$472,967
Currency translation adjustment	1,334	14,433	15,767
Balance at September 30, 2003	$337,987	$150,747	$488,734

10.	Restructuring and Asset Impairment Charges

Non-Restructuring Asset Impairments

      During the third quarter of 2003, the Company evaluated the current operating plans and current and forecasted business for three of its frame assembly plants. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”, the Company determined that there were indicators of impairment present for each of the facilities based upon the potential for new business and evaluation of pricing. Cash flow projections were prepared which indicated that there were not sufficient cash flows projected to support the carrying value of the long-lived assets at these facilities and they were written down to their fair value based upon discounted cash flows. The asset write-offs consisted of property and equipment totaling $122.7 million and are included in the $124.6 million restructuring and asset impairment charge line item in the condensed consolidated statement of operations for the three months ended September 30, 2003. The non-restructuring related asset impairment charges recorded during the third quarter 2003 are within the

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

United States/ Canada reportable segment. The additional $1.9 million charge recorded in the restructuring and asset impairment line during the quarter ended September 30, 2003 related to cash charges, primarily severance, associated with the 2003 restructuring plan discussed below.

Milwaukee Ranger (2003 Plan):

      On May 27, 2003, the Company announced that it would transfer the production of high-volume frame assemblies for the Ford Ranger from its Milwaukee facility to its Bellevue I facility in Bellevue, Ohio. The relocation of the Milwaukee Ranger production line is expected to be completed by June 2004 and the Company expects to realize annual cash savings, related primarily to reduced labor costs, of approximately $10 million following the full completion of the move. As a result of the 2003 Plan, the Company has recorded a $25.0 million pre-tax restructuring and asset impairment charges through September 30, 2003. These charges reflect estimated qualifying “exit costs” comprising cash charges of $4.7 million, pension and other post-retirement benefit plan curtailment costs of $7.7 million and non-cash asset impairment charges of $12.6 million. In connection with this activity, the Company expects to incur total restructuring charges of approximately $40 million as the costs are incurred in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The Company expects to recognize the remaining charges of approximately $15 million of additional severance costs in future periods as the affected colleagues reach the end of their respective employment periods. The costs incurred to date as well as the costs expected to be incurred relating to the 2003 Plan are within the United States/ Canada reportable segment. The 2003 Plan will result in a reduction of approximately 250 colleagues, with the eliminations commencing in the fourth quarter of 2003. The estimated restructuring charge does not cover certain aspects of the 2003 Plan, including movement of equipment and colleague relocation and training. These costs will be recognized in future periods as incurred.

      The accrual for the 2003 Plan is included in accrued liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2003. The table below summarizes the accrued operational realignment and other charges related to the 2003 Plan through September 30, 2003 (in millions):

	Asset	Severance and
	Impairment	Outplacement	Other Exit
	Costs	Costs	Costs	Total

Provision	$12.6	$2.8	$7.7	$23.1
Additional provision	—	1.9	—	1.9
Cash usage	—	(3.1)	—	(3.1)
Non-cash charges	(12.6)	—	(7.7)	(20.3)

Balance at September 30, 2003	$—	$1.6	$—	$1.6

      During the second quarter of 2003, the Company charged $7.7 million of other exit costs from the 2003 Plan restructuring reserves for expected curtailment cost against the pension liability accrual.

Milwaukee Press Operations (2002 Plan):

      On January 31, 2002, the Company announced that it would discontinue the remaining stamping and ancillary processes performed at its Milwaukee Press Operations and relocate the remaining work to other Tower locations or Tier II suppliers. The Company substantially completed the transfer process in 2002. As a result of these efforts (the “2002 Plan”), the Company recorded a restructuring charge in the first quarter of 2002 totaling $75.4 million, which reflects the estimated qualifying “exit costs” to be incurred during the 12 months subsequent to the establishment of the 2002 Plan. During the fourth quarter of 2002, due to a favorable settlement of anticipated other exit costs and an assessment of remaining costs, the

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company subsequently reduced the estimates associated with the 2002 and 2001 Plans by $14.3 million, resulting in a net restructuring charge of $61.1 million for 2002.

      The 2002 Plan charge includes costs associated with asset impairments, severance and outplacement costs related to colleague terminations and certain other exit costs. These activities resulted in a reduction of approximately 500 colleagues.

      The accrual for the 2002 Plan is included in accrued liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2003. The table below summarizes the accrued operational realignment and other charges related to the 2002 Plan through September 30, 2003 (in millions):

	Severance and
	Outplacement	Other Exit
	Costs	Costs	Total

Balance at December 31, 2002	$3.5	$1.0	$4.5
Cash usage	(1.8)	(1.0)	(2.8)
Revision of estimate associated with 2002 plan	(0.7)	—	(0.7)

Balance at September 30, 2003	$1.0	$—	$1.0

      The Company anticipates utilizing the remaining 2002 Plan restructuring reserves as originally intended, with the ultimate disposition occurring during the year ending December 31, 2003.

Sebewaing and Milwaukee Press Operations (2001 Plan):

      In October 2001, the Company’s board of directors approved a restructuring of the enterprise that included the closing of the Sebewaing, Michigan facility. In addition, in December 2001, the Company’s board of directors approved a restructuring plan that related to the consolidation of technical activities and a reduction of other salaried colleagues in conjunction with a reorganization of the Company’s U.S. and Canada operations and the relocation of some component manufacturing from the Company’s Milwaukee Press Operations to other Tower locations. As a result of the 2001 Plan, the Company recorded a restructuring charge in the fourth quarter of 2001 of $178.1 million, which reflects the estimated qualifying “exit costs” to be incurred during the 12 months subsequent to the establishment of the 2001 Plan. This total reflected a provision of $184.0 million, net of certain revisions in the estimate of the 2000 Plan of $5.9 million, which were reversed in 2001.

      The 2001 Plan charge includes costs associated with asset impairments, severance and outplacement costs related to colleague terminations and certain other exit costs. These activities resulted in a reduction of more than 700 colleagues in the Company’s technical and administrative centers in Novi, Rochester Hills, and Grand Rapids, Michigan; Milwaukee, Wisconsin; and its U.S. and Canada manufacturing locations.

      The accrual for the 2001 Plan is included in accrued liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2003. The table below summarizes the accrued operational realignment and other charges related to the 2001 Plan through September 30, 2003 (in millions):

	Severance and
	Outplacement	Other Exit
	Costs	Costs	Total

Balance at December 31, 2002	$1.0	$8.3	$9.3
Cash usage	(1.0)	(4.2)	(5.2)
Revision of estimate associated with 2001 plan	—	0.7	0.7

Balance at September 30, 2003	$—	$4.8	$4.8

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The remaining other exit costs relate primarily to the present value of operating lease payments that the Company is obligated to pay through 2010.

11.	Comprehensive Income (Loss)

      The following table presents comprehensive income (loss) for the three months and the nine months ended September 30, 2003 and 2002, respectively (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income (loss)	$(100,790)	$9,545	$(91,641)	$(114,867)
Change in cumulative translation adjustment	2,310	(4,849)	12,455	13,735
Unrealized gain (loss) on qualifying cash flow hedges	1,601	(3,600)	2,413	(4,780)
Minimum pension liability	—	—	(11,485)	—

Comprehensive income (loss)	$(96,879)	$1,096	$(88,258)	$(105,912)

12.	Recently Issued Accounting Pronouncements

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other provisions, this Statement eliminates the requirement that gains and losses from extinguishment of debt be classified as extraordinary items. SFAS No. 145 became effective for the Company on January 1, 2003. Upon adoption of SFAS No. 145, the Company now reclassifies losses on extinguishments of debt that were classified as extraordinary items in prior periods when such prior periods are presented.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than when a company commits to an exit plan as was previously required. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The new standard resulted in the Company recognizing liabilities related to certain restructuring activities at the time the liability is incurred rather than the past method of recognizing the liability upon the announcement of the plan and communication to colleagues.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company has included the additional disclosures about its method of stock-based compensation in Note 3.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No 149 is generally effective for contracts entered into or modified after June 30, 2003.

TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The adoption of SFAS No. 149 did not have a material impact on the Company’s results of operations or financial condition.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires that certain financial instruments previously accounted for as equity under previous guidance be classified as liabilities in statements of financial position. Such financial instruments include (i) mandatorily redeemable shares that the issuer is obligated to buy back in exchange for cash or other assets, (ii) instruments, including put options and forward purchase contracts, that require the issuer to buy back some of its shares in exchange for cash or other assets and (iii) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. SFAS No. 150 became effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 on July 1, 2003, did not have a material impact on the Company’s results of operations or financial condition.

      In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions of FIN 45 are effective for all guarantees issued or modified after December 31, 2002. The Company currently does not have any guarantees requiring disclosure under FIN 45.

      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 addresses consolidation by business enterprises of certain variable interest entities. FIN 46 is effective for variable interests created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003, the Interpretation applies in the fourth quarter of 2003. The Company has elected to adopt the provisions of FIN 46 early (July 1, 2003) as it relates to the securities issued by the Tower Automotive Capital Trust. The Company has determined that, under FIN 46, the trust which issued its mandatorily redeemable convertible preferred securities will no longer be consolidated by the Company. For the quarter ended September 30, 2003, the Company has modified its presentation of the securities by recording an amount due to the trust of $258.8 million as debt, and recording interest expense on the related obligation (previously recorded as minority interest, net of tax). Pursuant to the transition guidance in FIN 46, the Company has elected to adopt FIN 46 on a prospective basis. As a result, prior periods have not been reclassified to the new presentation. The Company does not anticipate any further impact from FIN 46, but will monitor interpretations as they are issued, prior to fully adopting FIN 46 in the fourth quarter of 2003.

13.	Consolidating Guarantor and Non-Guarantor Financial Information

      The following consolidating financial information presents balance sheets, statements of operations and cash flow information related to the Company’s business. Each Guarantor, as defined, is a direct or indirect wholly-owned subsidiary of the Company and has fully and unconditionally guaranteed the 9.25 percent senior unsecured Euro notes issued by R. J. Tower Corporation in 2000 and the 12 percent senior unsecured notes issued by R.J. Tower Corporation in 2003, on a joint and several basis. Tower Automotive, Inc. (the parent company) has also fully and unconditionally guaranteed the notes and is reflected as the Parent Guarantor in the consolidating financial information. The Non-Guarantor Restricted Companies are the Company’s foreign subsidiaries except for Seojin Industrial Company Limited, which is reflected as the Non-Guarantor Unrestricted Company in the consolidating financial information. Separate financial statements and other disclosures concerning the Guarantors have not been presented because management believes that such information is not material to investors.

TOWER AUTOMOTIVE INC.

CONSOLIDATING BALANCE SHEETS

At September 30, 2003

				Non-Guarantor	Non-Guarantor
	R. J. Tower	Parent	Guarantor	Restricted	Unrestricted
	Corporation	Guarantor	Companies	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands — unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$109,219	$23,924	$2,114	$—	$135,257
Accounts receivable	—	—	212,229	88,807	14,468	—	315,504
Inventories	—	—	71,407	38,346	13,608	—	123,361
Deferred income taxes, net	—	—	12,255	4,648	—	—	16,903
Prepaid tooling and other	—	—	133,609	52,984	11,170	—	197,763

Total current assets	—	—	538,719	208,709	41,360	—	788,788

Property, plant and equipment, net	—	—	617,040	232,227	129,534	—	978,801
Investments in joint ventures	266,595	—	—	350	—	—	266,945
Investment in subsidiaries	636,724	428,439	—	—	—	(1,065,163)	—
Deferred income taxes, net	—	21,716	136,889	(2,956)	8,714	—	164,363
Goodwill	—	—	328,432	160,302	—	—	488,734
Other assets, net	14,810	7,424	73,735	40,104	29,200	—	165,273

	$918,129	$457,579	$1,694,815	$638,736	$208,808	$(1,065,163)	$2,852,904

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Current maturities of long-term debt, capital lease obligations, and convertible subordinated notes	$—	$199,984	$384	$19,304	$89,008	$—	$308,680
Accounts payable	—	—	450,076	99,712	34,046	—	583,834
Accrued liabilities	13,770	1,667	174,860	86,315	7,585	—	284,197

Total current liabilities	13,770	201,651	625,320	205,331	130,639	—	1,176,711

Long-term debt, net of current maturities	665,781	258,750	43,765	18,771	9,510	—	996,577
Obligations under capital leases, net of current maturities	—	—	115	18,576	10,542	—	29,233
Due to/(from) affiliates	(242,079)	(439,520)	597,586	66,218	17,795	—	—
Other noncurrent liabilities	—	8,259	167,566	35,764	10,355	—	221,944

Total noncurrent liabilities	423,702	(172,511)	809,032	139,329	48,202	—	1,247,754

Stockholders’ investment	480,657	428,439	260,463	294,076	29,967	(1,065,163)	428,439

	$918,129	$457,579	$1,694,815	$638,736	$208,808	$(1,065,163)	$2,852,904

TOWER AUTOMOTIVE INC.

CONSOLIDATING STATEMENTS OF OPERATIONS

For the Three Months Ended September 30, 2003

				Non-Guarantor	Non-Guarantor
	R.J. Tower	Parent	Guarantor	Restricted	Unrestricted
	Corporation	Guarantor	Companies	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands — unaudited)
Revenues	$—	$—	$424,695	$144,617	$53,701	$—	$623,013
Cost of sales	—	—	404,682	129,119	53,366	—	587,167

Gross profit	—	—	20,013	15,498	335	—	35,846
Selling, general and administrative expenses	—	—	30,395	9,789	1,586	—	41,770
Restructuring and asset impairment charge	—	—	123,559	996	—	—	124,555

Operating income (loss)	—	—	(133,941)	4,713	(1,251)	—	(130,479)
Interest expense (income), net	18,487	6,866	(927)	1,036	1,806	—	27,268

Income (loss) before provision for income taxes, equity in earnings of joint ventures and minority interest	(18,487)	(6,866)	(133,014)	3,677	(3,057)	—	(157,747)
Provision (benefit) for income taxes	(6,286)	(2,335)	(45,224)	1,250	(1,039)	—	(53,634)

Income (loss) before equity in earnings of joint ventures and minority interest	(12,201)	(4,531)	(87,790)	2,427	(2,018)	—	(104,113)
Equity earnings in joint ventures and subsidiaries, net	(84,058)	(96,259)	—	—	—	184,710	4,393
Minority interest, net	—	—	—	(1,070)	—	—	(1,070)

Net income (loss)	$(96,259)	$(100,790)	$(87,790)	$1,357	$(2,018)	$184,710	$(100,790)

TOWER AUTOMOTIVE INC.

CONSOLIDATING STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2003

				Non-Guarantor	Non-Guarantor
	R. J. Tower	Parent	Guarantor	Restricted	Unrestricted
	Corporation	Guarantor	Companies	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands — unaudited)
Revenues	$—	$—	$1,416,477	$472,713	$209,580	$—	$2,098,770
Cost of sales	—	—	1,307,712	406,868	195,372	—	1,909,952

Gross profit	—	—	108,765	65,845	14,208	—	188,818
Selling, general and administrative expenses	—	—	82,926	27,986	4,669	—	115,581
Restructuring and asset impairment charge	—	—	146,391	1,230	—	—	147,621

Operating income (loss)	—	—	(120,552)	36,629	9,539	—	(74,384)
Interest expense (income), net	41,812	20,598	(9,426)	3,554	5,582	—	62,120

Income (loss) before provision for income taxes, equity in earnings of joint ventures and minority interest	(41,812)	(20,598)	(111,126)	33,075	3,957	—	(136,504)
Provision (benefit) for income taxes	(14,216)	(7,003)	(37,785)	11,246	1,346	—	(46,412)

Income (loss) before equity in earnings of joint ventures and minority interest	(27,596)	(13,595)	(73,341)	21,829	2,611	—	(90,092)
Equity earnings in joint ventures and subsidiaries, net	(44,686)	(72,282)	—	—	—	125,149	8,181
Minority interest, net	—	(5,764)	—	(3,966)	—	—	(9,730)

Net income (loss)	$(72,282)	$(91,641)	$(73,341)	$17,863	$2,611	$125,149	$(91,641)

TOWER AUTOMOTIVE INC.

CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2003

				Non-Guarantor	Non-Guarantor
	R. J. Tower	Parent	Guarantor	Restricted	Unrestricted
	Corporation	Guarantor	Companies	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands — unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(72,282)	$(91,641)	$(73,341)	$17,863	$2,611	$125,149	$(91,641)
Adjustments required to reconcile net income to net cash provided by (used in) operating activities
Non-cash restructuring and asset impairment charge	—	—	144,494	1,230	—	—	145,724
Customer recovery related to program cancellation	—	—	15,600	—	—	—	15,600
Depreciation	—	—	76,550	35,002	8,087	—	119,639
Deferred income tax provision (benefit)	—	—	(52,151)	1,508	384	—	(50,259)
Equity in earnings of joint ventures, net	(8,181)	—	—	—	—	—	(8,181)
Changes in working capital and other operating items	(248,025)	(5,469)	291,471	36,206	8,127	(73,050)	9,260

Net cash provided by (used in) operating activities	(328,488)	(97,110)	402,623	91,809	19,209	52,099	140,142

INVESTING ACTIVITIES:
Capital expenditures, net	—	—	(133,689)	(26,429)	(20,008)	—	(180,126)
Acquisitions and other, net	114,704	96,460	(155,559)	—	—	(52,099)	3,506

Net cash provided by (used in) investing activities	114,704	96,460	(289,248)	(26,429)	(20,008)	(52,099)	(176,620)

FINANCING ACTIVITIES:
Proceeds from borrowings	1,530,241	—	1,832	12,457	4,267	—	1,548,797
Repayment of debt	(1,316,457)	—	(5,988)	(63,104)	(5,862)	—	(1,391,411)
Net proceeds from issuance of stock	—	650	—	—	—	—	650

Net cash provided by (used for) financing activities	213,784	650	(4,156)	(50,647)	(1,595)	—	158,036

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—	109,219	14,733	(2,394)	—	121,558
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—	—	9,191	4,508	—	13,699

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	$—	$109,219	$23,924	$2,114	$—	$135,257

TOWER AUTOMOTIVE INC.

CONSOLIDATING BALANCE SHEETS

At December 31, 2002

				Non-Guarantor	Non-Guarantor
	R. J. Tower	Parent	Guarantor	Restricted	Unrestricted
	Corporation	Guarantor	Companies	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands — unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$9,191	$4,508	$—	$13,699
Accounts receivable	—	—	151,774	84,224	13,343	—	249,341
Inventories	—	—	82,765	40,051	10,258	—	133,074
Deferred income taxes, net	—	—	12,255	8,379	—	—	20,634
Prepaid tooling and other	—	—	55,453	41,699	3,281	—	100,433

Total current assets	—	—	302,247	183,544	31,390	—	517,181

Property, plant and equipment, net	—	—	709,127	217,503	146,989	—	1,073,619
Investments in joint ventures	260,898	—	—	—	—	—	260,898
Investment in subsidiaries	404,864	512,076	—	—	—	(916,940)	—
Deferred income taxes, net	—	—	99,313	(2,712)	9,098	—	105,699
Goodwill	—	—	328,308	144,659	—	—	472,967
Other assets, net	1,501	27,144	60,839	27,690	10,347	—	127,521

	$667,263	$539,220	$1,499,834	$570,684	$197,824	$(916,940)	$2,557,885

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Current maturities of long-term debt and capital lease obligations	$8,352	$—	$4,274	$18,932	$88,912	$—	$120,470
Accounts payable	—	—	285,585	91,803	40,339	—	417,727
Accrued liabilities	6,963	5,889	183,876	80,703	7,019	—	284,450

Total current liabilities	15,315	5,889	473,735	191,438	136,270	—	822,647

Long-term debt, net of current maturities	428,651	—	43,765	51,398	11,406	—	535,220
Obligations under capital leases, net of current maturities	—	—	370	21,050	8,311	—	29,731
Convertible subordinated notes	—	199,984	—	—	—	—	199,984
Due to/(from) affiliates	(337,294)	(443,582)	757,808	21,905	1,163	—	—
Other noncurrent liabilities	—	6,103	157,230	21,993	14,151	—	199,477

Total noncurrent liabilities	91,357	(237,495)	959,173	116,346	35,031	—	964,412

Mandatorily redeemable trust convertible preferred securities	—	258,750	—	—	—	—	258,750
Stockholders’ investment	560,591	512,076	66,926	262,900	26,523	(916,940)	512,076

	$667,263	$539,220	$1,499,834	$570,684	$197,824	$(916,940)	$2,557,885

TOWER AUTOMOTIVE INC.

CONSOLIDATING STATEMENTS OF OPERATIONS

For the Three Months Ended September 30, 2002

				Non-Guarantor	Non-Guarantor
	R. J. Tower	Parent	Guarantor	Restricted	Unrestricted
	Corporation	Guarantor	Companies	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands — unaudited)
Revenues	$—	$—	$464,484	$123,622	$65,735	$—	$653,841
Cost of sales	—	—	421,542	104,866	61,059	—	587,467

Gross profit	—	—	42,942	18,756	4,676	—	66,374
Selling, general and administrative expenses	—	—	27,072	8,065	210	—	35,347

Operating income	—	—	15,870	10,691	4,466	—	31,027
Interest expense, net	10,518	2,828	1,201	1,060	1,759	—	17,366

Income (loss) before provision for income taxes, equity in earnings of joint ventures and minority interest	(10,518)	(2,828)	14,669	9,631	2,707	—	13,661
Provision (benefit) for income taxes	(3,681)	(990)	5,149	3,372	947	—	4,797

Income (loss) before equity in earnings of joint ventures and minority interest	(6,837)	(1,838)	9,520	6,259	1,760	—	8,864
Equity earnings in joint ventures and subsidiaries, net	21,058	14,221	—	—	—	(31,218)	4,061
Minority interest, net	—	(2,838)	—	(1,299)	757	—	(3,380)

Net income	$14,221	$9,545	$9,520	$4,960	$2,517	$(31,218)	$9,545

TOWER AUTOMOTIVE INC.

CONSOLIDATING STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2002

				Non-Guarantor	Non-Guarantor
	R. J. Tower	Parent	Guarantor	Restricted	Unrestricted
	Corporation	Guarantor	Companies	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands — unaudited)
Revenues	$—	$—	$1,480,305	$401,458	$191,057	$—	$2,072,820
Cost of sales	—	—	1,329,710	339,652	175,381	—	1,844,743

Gross profit	—	—	150,595	61,806	15,676	—	228,077
Selling, general and administrative expenses	—	—	76,185	22,895	6,629	—	105,709
Restructuring and asset impairment charge	—	—	71,757	3,650	—	—	75,407

Operating income	—	—	2,653	35,261	9,047	—	46,961
Interest expense (income), net	35,992	8,472	(218)	2,896	5,431	—	52,573
Other (income) expense	1,993	—	946	—	(3,839)	—	(900)

Income (loss) before provision for income taxes, equity in earnings of joint ventures and minority interest	(37,985)	(8,472)	1,925	32,365	7,455	—	(4,712)
Provision (benefit) for income taxes	(13,294)	(2,965)	690	11,326	2,608	—	(1,635)

Income (loss) before equity in earnings of joint ventures and minority interest	(24,691)	(5,507)	1,235	21,039	4,847	—	(3,077)
Equity earnings in joint ventures and subsidiaries, net	(76,154)	(100,845)	—	—	—	189,722	12,723
Minority interest, net	—	(8,515)	—	(3,267)	55	—	(11,727)

Income (loss) before cumulative effect of change in accounting principle	(100,845)	(114,867)	1,235	17,772	4,902	189,722	(2,081)
Cumulative effect of change in accounting principle, net	—	—	—	(83,108)	(29,678)	—	(112,786)

Net income (loss)	$(100,845)	$(114,867)	$1,235	$(65,336)	$(24,776)	$189,722	$(114,867)

TOWER AUTOMOTIVE INC.

CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2002

				Non-Guarantor	Non-Guarantor
	R.J. Tower	Parent	Guarantor	Restricted	Unrestricted
	Corporation	Guarantor	Companies	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands — unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(100,845)	$(114,867)	$1,235	$(65,336)	$(24,776)	$189,722	$(114,867)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities Cumulative effect of change in accounting principle	—	—	—	83,108	29,678	—	112,786
Restructuring and asset impairment charge	—	—	71,757	3,650	—	—	75,407
Depreciation	—	973	74,495	23,336	3,404	—	102,208
Deferred income tax provision (benefit)	—	—	(13,781)	1,120	—	—	(12,661)
Gain on sale of plant	—	—	—	—	(3,839)	—	(3,839)
Equity in earnings of joint ventures, net	(12,723)	—	—	—	—	—	(12,723)
Changes in working capital and other operating items	256,388	4,366	(261,983)	(25,229)	173	(100,921)	(127,206)

Net cash provided by (used in) operating activities	142,820	(109,528)	(128,277)	20,649	4,640	88,801	19,105

INVESTING ACTIVITIES:
Capital expenditures, net	—	—	(48,255)	(42,281)	(17,828)	—	(108,364)
Acquisitions and other, net	15,816	(97,852)	130,945	—	4,004	(88,801)	(35,888)
Proceeds from sale of fixed assets	—	—	50,313	—	—	—	50,313

Net cash provided by (used in) investing activities	15,816	(97,852)	133,003	(42,281)	(13,824)	(88,801)	(93,939)

FINANCING ACTIVITIES:
Proceeds from borrowings	1,484,888	—	93	86,793	13,832	—	1,585,606
Repayment of debt	(1,643,524)	—	(3,091)	(61,074)	(6,306)	—	(1,713,995)
Net proceeds from issuance of stock	—	224,751	—	—	—	—	224,751
Payments for repurchase of common stock	—	(17,371)	—	—	—	—	(17,371)

Net cash provided by (used for) financing activities	(158,636)	207,380	(2,998)	25,719	7,526	—	78,991

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—	1,728	4,087	(1,658)	—	4,157
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—	2,444	15,146	4,177	—	21,767

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	$—	$4,172	$19,233	$2,519	$—	$25,924